Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34

RECEIVED
2009 FEB 13 P 12:14

MAPFRE

Madrid, 04 February 2009

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

[redacted]

09045311

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Luigi Lubelli
Finance Director

PRESS RELEASE

MAPFRE

MAPFRE INCREASED IN 2008 ITS NET RESULT 23.2%, TO €900.7 MILLION

REVENUES EXCEEDED €17,700 MILLION, A 19% INCREASE OVER THE PREVIOUS YEAR

WILL INCREASE TOTAL DIVIDEND TO €0.15 PER SHARE

- **MAPFRE has ended 2008 with growth rates above-market average in the majority of countries and lines in which it operates. The Group shows a solid business growth and maintains its position as leading insurance company in Spain and in Non-Life businesses in Latin America**

- **The premiums from the insurance business in Spain have increased 5%, reaching almost €8,330 million**

- **The international business has grown strongly in Direct Insurance (49.2%), as well as Accepted Reinsurance (11.1%)**

- **Total assets managed by the Group were above €47,759 million, a 6.6% increase over that of the previous year**

- **The Group reduced its debt by more than €400 million in the fourth quarter of 2008**

- **2009 has commenced with new structures in its MAPFRE FAMILIAR (Motor, Property and Health, Accident and Burial) and MAPFRE EMPRESAS subsidiaries to reinforce its efficiency, client focus and global solutions for companies with international exposure**

MAPFRE

Mr. José Manuel Martínez, Chairman of MAPFRE, presented today the Group's 2008 results, which show the strength of the business and allow it to start the new year with a solid financial position. MAPFRE ended the year of its 75th Anniversary with excellent results, achieving a net result of €900.7 million, an increase of 23.2% over that of the previous year.

Furthermore, the Chairman outlined that this situation has allowed the Group to reduce its debt by more than €400 million in 2008.

1.- Business performance and results:

In 2008, MAPFRE obtained revenues of €17,771 million, 19.1% higher than those of the previous year. Consolidated Insurance and Reinsurance premiums have reached €14,304.8 million, an increase of 16.2%.

In Spain, total premiums from Direct Insurance amounted €8,329.2 million, representing a 5% increase. Regardless of the difficulties of the environment and the increasing competition, MAPFRE has strengthened its position in the main business lines in which it operates. By businesses, the following are of noteworthy mention:

- The premiums at MAPFRE FAMILIAR have exceeded €4,215.9 million, an increase of 1.3%. It is worth mentioning the increase in the Property line, which shows the notable performance in the sales of Homeowner (14%) and Multi-peril (11.9%) insurance. The Motor line showed a decline of 0.9%.

- In an unfavourable environment for Life and Savings products, the Life Unit has achieved an increase of 11% in premiums, reaching almost €2,500 million, and a 1.2% rise in managed savings in Life Products (technical reserves). Mutual funds have had a negative performance, reflecting that of the market, and pension funds under management have increased 8.2%, compared to the 8.7% decrease shown by the market.

- The Commercial Operating Unit recorded premiums of €1,613.6 million, an increase of 2.4%, and has achieved a loss ratio below the average of the market.

The business from abroad, which represents 45% of the total premiums of the Group, has grown 33.9%, reaching €6,807.4 million:

- Premiums at MAPFRE AMERICA amounted to €3,607.9 million, an increase of 23.5% versus 2007, and with outstanding growth in Brazil and Argentina. During 2008, MAPFRE AMÉRICA has concluded its regional network expansion plan, reaching the goal of 2,000 branches in Latin America, where the Group maintains its leading position in Non-Life for the third consecutive year with a 6.1% market share.

- The International Unit recorded premiums in 2008 of €1,119.4 million, with a 353.7% increase, which reflects the integration of the business from THE COMMERCE GROUP (from 31.5.08) and the positive performance of the business at GENEL SIGORTA (Turkey), which contributes results for the complete year for the first time.

- Gross written premiums at MAPFRE RE have exceeded €1,778 million, an 11.1% increase, which consolidates it among the top 20 reinsurance groups in the World. The growth came mainly from the winning of new business in Europe, Asia and Latin America.

- The Assistance business has registered premiums and revenues for services of €425.8 million, a figure similar to that of 2007. MAPFRE ASISTENCIA has increased its international presence with new subsidiaries in the United Arab Emirates and Libya.

Total assets managed at the end of 2008 amounted to nearly €47,760 million, a 6.6% increase versus 2007; and total third-party funds managed reached almost €23,293 million, showing a 3.5% decrease. The latter figure shows the impact of the unfavourable performance of the financial markets, and particularly, the increase in withdrawals from mutual funds.

The net result of 2008 amounted to €900.7 million, a 23.2% versus the previous year; the recurrent result was €951.2 million, 30.1% higher. Provisions amounting to €56 million have been appropriated, derived from what is deemed to be a prudent management of the negative global environment.

MAPFRE, with presence in 45 countries at the end of 2008, has 34,603 employees, and more than 63,000 agents and brokers. The Group, which has one of the largest networks in Spain and Latin America, has 5,789 own branches in the world (3,243 branches in Spain and 2,546 abroad). Furthermore, MAPFRE has a large number of distribution agreements which complement its commercial distribution capacity. At the end of 2008, MAPFRE had more than 12 million customers (in Spain it insures more than 6 million vehicles and 2.4 million homes).

2.- Dividend Policy

The Board of Directors has agreed to propose to the General Meeting to pay a final dividend of €0.08 gross per share, so that the total dividend paid out of the results of 2008 will be €0.15 per share, a 15.4% increase over that of 2007.

The number of MAPFRE shareholders at year end 2008 reached 488,142.

3.- 2009 structure

During 2008, MAPFRE has dealt with new changes in some of the Group's corporate structures, in order to gain efficiency and boost its client focus:

- MAPFRE FAMILIAR ended 2008 integrating all the Non-Life businesses for retail customers (Motor, Property and Health, Accident and Burial).

- MAPFRE EMPRESAS absorbed MAPFRE AGROPECUARIA, having previously transferred to MAPFRE FAMILIAR the related business portfolio.

In 2009, the Commercial Operating Unit will be divided into two independent companies, in order to manage separately the domestic business (MAPFRE SEGUROS DE EMPRESAS) and the large multinational risks (MAPFRE GLOBAL RISKS), boosting the development of the latter with its integration in the International Unit.

Any interested party may follow through conference call or through the corporate web page (www.mapfre.com) the analysts presentation that will be held today at 16:00 CET (in English) and 17:45 (in Spanish)

February 4th 2009, Madrid. For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com

MAPFRE en 2008

4 de febrero de 2009



MAPFRE

MAPFRE

IMPLANTACIÓN

	2007	2008	Var.
PAÍSES	43	**45**	2
EMPLEADOS	30.615	**34.603**	3.988
OFICINAS MAPFRE	5.458	**5.789**	331
OFICINAS BANCASEGUROS	n.d	**4.788**	-

MAPFRE

IMPLANTACIÓN EN ESPAÑA

	2007	2008	Var.
EMPLEADOS	16.671	**16.838**	167
Seguros	9.932	**10.035**	103
Otras actividades	6.739	**6.803**	64
OFICINAS MAPFRE	3.090	**3.243**	153
MEDIADORES[1]	19.216	**20.762**	1.546
OFICINAS BANCASEGUROS	2.928	**3.754**	826

(1) Como consecuencia de la regulación efectuada para la aplicación de la nueva Ley de Mediación.

RED DE DISTRIBUCIÓN EN ESPAÑA 2008

Red MAPFRE 3.243



GALICIA
216
78
ASTURIAS
51
CANTABRIA
154
PAÍS VASCO
54
NAVARRA
LA RIOJA
21
CASTILLA Y LEÓN
230
CATALUÑA
400
ARAGÓN
90
C. MADRID
262
I. BALEARES
53
C. VALENCIANA
400
CASTILLA LA MANCHA
253
EXTREMADURA
129
MURCIA
95
ANDALUCÍA
622
I. CANARIAS
130
CEUTA
3
MELILLA
2

MAPFRE

IMPLANTACIÓN INTERNACIONAL

	2007	2008	Var.
PAÍSES	42	**44**	2
EMPLEADOS	13.944	**17.765**	3.821
Seguros	11.238	**14.568**	3.330
Otras actividades	2.706	**3.197**	491
OFICINAS MAPFRE	2.368	**2.546**	178
OFICINAS BANCASEGUROS	n.d.	**1.034**	-

MAPFRE

IMPLANTACIÓN INTERNACIONAL



Canadá
EE.UU.
Mexico
Guatemala
Honduras
El Salvador
Costa Rica
Panamá
R. Dominicana
Puerto Rico
Nicaragua
Venezuela
Colombia
Ecuador
Perú
Bolivia
Brasil
Paraguay
Chile
Uruguay
Argentina
RU
Irlanda
Bélgica
Polonia
Rusia
Alemania
Luxemburgo
Francia
Hungría
Portugal
Italia
Grecia
Turquía
Argelia
Túnez
Libia
Jordania
Egipto
Bahrain
Dubai
India
China
Filipinas

○ Seguro Directo

■ Reaseguro

▲ Asistencia



MAPFRE

EVOLUCIÓN DEL NEGOCIO

MAPFRE

INGRESOS [1]

	2007	2008	% Var.
Primas Seguro Directo	10.993	**12.860**	17,0%
Primas Reaseguro Aceptado	1.317	**1.445**	9,7%
Ingresos de Inversiones[2]	1.986	**2.799**	40,9%
Otros	570	**607**	6,5%
Total Ingresos	14.866	**17.711**	**19,1%**
Aportaciones a Fondos de Pensiones	341	**566**	66,0%
Total Operaciones	15.207	**18.277**	**20,2%**

Millones de euros

1) Ingresos consolidados.
2) Incluye 301,7 millones de euros por diferencias de cambio y 103,2 millones por beneficios derivados de la reordenación de la alianza con CAJA MADRID.

MAPFRE

PRIMAS

	2008	% sobre el total
Sociedades con actividad principalmente en España	**8.329**	55%
Sociedades con actividad principalmente fuera de España	**6.807**	45%
Total primas agregadas	**15.136**	**100%**


Exterior
45%
España
55%

Millones de euros

MAPFRE

PRIMAS NO VIDA EN ESPAÑA

	2007	2008	% Var.
FAMILIAR[1]	4.161,1	**4.215,9**	1,3%
- Autos	2.578,6	**2.535,3**	-1,7%
- Patrimoniales	790,1	**850,9**	7,7%
- Personas	792,4	**829,7**	4,7%
EMPRESAS[1]	1.520,7	**1.613,6**	6,1%
TOTAL NO VIDA	5.681,8	**5.829,5**	2,6%

Millones de euros

1) En ambos ejercicios, las cifras de MAPFRE AGROPECUARIA se incluyen en MAPFRE EMPRESAS, con excepción de las partidas correspondientes a la cartera de particulares que se incluyen en MAPFRE FAMILIAR.

MAPFRE

VIDA Y AHORRO EN ESPAÑA

	2007	2008	% Var.
PRIMAS			
Vida	2.251,7	**2.499,7**	11,0%
FONDOS GESTIONADOS			
Provisiones técnicas Vida	15.730	**15.926**	1,2%
Fondos de pensiones	3.155	**3.415**	8,2%
Fondos de inversión y carteras gestionadas	4.038	**2.655**	-34,2%
TOTAL	22.923	**21.996**	-4,0%

Millones de euros

MAPFRE

PRIMAS EN EL EXTERIOR

	2007	2008	% Var.
SEGURO DIRECTO INTERNACIONAL	3.167,4	**4.727,3**	49,2%
- AMERICA	2.920,7	**3.607,9**	23,5%
- INTERNACIONAL[1]	246,7	**1.119,4**	353,7%
REASEGURO ACEPTADO	1.601,2	**1.778,6**	11,1%
ASISTENCIA[2]	428,7	**425,8**	-0,7%

Millones de euros

1) Incluye Portugal, Estados Unidos, Filipinas y Turquía.
2) Incluye primas e ingresos por servicios.

MAPFRE

CUOTAS DE MERCADO NO VIDA EN ESPAÑA[1]

	2002	2007	2008
- Automóviles	19,4%	20,5%	**20,6%**
- Salud	7,6%	7,8%	**7,9%**
- Otros No Vida	14,2%	18,2%	**18,2%**
TOTAL NO VIDA	15,6%	17,4%	**17,4%**

1) Cuotas provisionales para el 2008, calculadas con primas emitidas (excluyen el reaseguro aceptado). Fuente: ICEA.

MAPFRE

CUOTAS DE MERCADO VIDA Y AHORRO EN ESPAÑA (2008/2007)

	2002	2007	2008
PRIMAS			
Vida[(1)]	8,2%	10,3%	**9,7%**
FONDOS GESTIONADOS			
Provisiones de Vida[(2)]	8,9%	11,4%	**11,4%**
Fondos de inversión[(3)]	1,2%	1,2%	**1,1%**
Fondos de pensiones[(3)]	1,4%	3,7%	**4,4%**

1) Cuotas provisionales para el 2008. Fuente ICEA.
2) Provisiones técnicas calculadas de acuerdo con la normativa PCEA. Fuente: ICEA y datos propios.
3) Fuente: INVERCO y datos propios

MAPFRE

RANKING ESPAÑA NO VIDA POR GRUPOS 2008[1]

Nº	Grupo	Primas	% mercado
1	MAPFRE	5.602	17,4
2	Axa	2.718	8,4
3	Allianz	2.133	6,6
4	Catalana Occidente	1.582	4,9
5	Generali	1.556	4,8
6	Zurich	1.376	4,2
7	Mutua Madrileña	1.273	3,9
8	Caser	1.262	3,9
9	Adeslas	1.190	3,7
10	Sanitas	977	3,0
	Total 10 primeros	19.673	60,7
	Total Mercado	31.714	

(1) Fuente: ICEA, cifras provisionales.

RANKING EN IBEROAMÉRICA (2007)

MAPFRE

RANKING TOTAL (VIDA Y NO VIDA)[1]

Ranking 2007	Grupos	País	Cuota de mercado 2007 (%)	Ranking 2006
1	BRADESCO	Brasil	8,0	1
2	AIG	EE.UU.	4,7	2
3	MAPFRE	España	4,6	3
4	ITAÚ	Brasil	4,5	4
5	METLIFE	EE.UU.	3,7	5
6	ING	Holanda	3,3	6
7	GNP	México	2,7	7
8	LIBERTY MUTUAL	EE.UU.	2,5	8
9	PORTO SEGUROS	Brasil	2,3	10
10	BANCO DO BRASIL	Brasil	1,9	16

RANKING NO VIDA[1]

Ranking 2007	Grupos	País	Cuota de mercado 2007 (%)	Ranking 2006
1	MAPFRE	España	6,1	1
2	AIG	EE.UU.	6,0	2
3	LIBERTY MUTUAL	EE.UU.	4,2	6
4	ING	Holanda	4,1	3
5	PORTO SEGUROS	Brasil	3,8	7
6	BRADESCO	Brasil	3,7	4
7	GNP	México	3,3	5
8	SUL AMERICA	Brasil	3,1	8
9	ITAÚ	Brasil	2,9	9
10	ALLIANZ	Alemania	2,5	10

1) Fuente: FUNDACIÓN MAPFRE (ICS).

MAPFRE

RESULTADO

	2007	2008	% Var.
EBITDA	1.641,1	1.895,8	15,5%
BENEFICIO RECURRENTE	731,1	951,2	30,1%
BENEFICIO ATRIBUIBLE	731,1	900,7	23,2%

Millones de euros

MAPFRE

ACCIÓN MAPFRE

	2007	2008	% sobre total
Beneficio por acción (céntimos de euro)	32,13	**33,50**	4,3%
Dividendo por acción (euros)	0,13	**0,15**	15,4%
- A cuenta	0,06	**0,07**	16,7%
- Complementario	0,07	**0,08**	14,3%

Millones de euros

(1) Complementario propuesto del ejercicio 2008.

MAPFRE

MAGNITUDES PATRIMONIALES

	2007	2008	% Var.
Patrimonio neto	5.614,4	**5.716,4**	1,8%
Activos totales	37.626,9	**41.689,4**	10,8%
Patrimonios gestionados (1)	44.820,1	**47.759,1**	6,6%

Millones de euros

1) Incluye activos totales, fondos de inversión y fondos de pensiones.

MAPFRE

INVERSIONES A VALOR DE MERCADO

	2008		2007	
	Mill. Euros	% sobre total	Mill. Euros	% sobre total
Tesorería	**1.415**	**4,3%**	1.639	5,4%
Inmuebles[1]	**3.286**	**10,1%**	2.827	9,4%
Acciones y fondos de inversión	**1.468**	**4,5%**	2.447	8,1%
Renta fija	**24.206**	**74,3%**	21.764	72,1%
Otras inversiones	**2.210**	**6,8%**	1.528	5,0%
TOTAL	**32.585**	**100,0%**	30.205	100,0%

Millones de euros

(1) Incluye 1.437 y 1.067 millones de euros de plusvalías no realizadas en el ejercicio 2008 y 2007 respectivamente.

MAPFRE

EVOLUCIÓN HISTORICA 1986-2008

Año	Total ingresos	Activos gestionados	Beneficio antes de impuestos	Número de empleados
1986	434	706	20	2.323
1989	1.214	1.989	49	3.869
1992	2.419	3.769	37	5.528
1995	3.249	6.879	203	11.292
1998	4.546	9.669	178	15.219
2001	8.933	19.276	316	16.756
2004	10.756	31.482	847	19.920
2005	12.189	36.552	872	24.967
2006	13.234	38.988	1.156	28.006
2007	14.866	44.820	1.366	30.615
2008	**17.711**	**47.759**	**1.383**	**34.603**

Millones de euros

MAPFRE

ADQUISICIONES Y ACUERDOS DE CARÁCTER EMPRESARIAL

- Reordenación de la alianza con CAJA MADRID
- Acuerdo de banca-seguros con CAJA DUERO
- Adquisición de THE COMMERCE GROUP (USA)
- Adquisición de VIDA SEGURADORA (Brasil)
- Adquisición de ATLAS SEGUROS (Ecuador)

OTROS HECHOS RELEVANTES

- Adaptación del Código de Buen Gobierno a la nueva estructura del Grupo
- Integración de todo el negocio de particulares en MAPFRE FAMILIAR S.A.
- Reestructuración de la Unidad de Empresas
- Fusión de MAPFRE AMÉRICA y MAPFRE AMÉRICA VIDA
- Creación de MAPFRE RE DO BRASIL
- Creación de filiales de Asistencia en Emiratos Árabes (Dubai) y Libia (Trípoli)

ORGANIGRAMA 2009



MAPFRE S.A.
100%
MAPFRE FAMILIAR
50%
IBERICAR
100%
CESVIMAP
100%
RENTING
100%
MAPFRE VIDA
M. INVERSION
M. VIDA PENSIONES
51%
MAPFRE-CAJA MADRID VIDA
50%
CCM VIDA Y PENSIONES
50%
BANKINTER VIDA
50%
U. DUERO VIDA DUEROPENSIONES
100%
MAPFRE EMPRESAS
89%
MAPFRE AMÉRICA
87,5%
MAPFRE INTERNACIONAL
100%
GLOBAL RISK
100%
M. CAUCIÓN Y CRÉDITO
DIVISIÓN SEGURO DIRECTO INTERNACIONAL
100%
MAPFRE RE
91,5%
MAPFRE ASISTENCIA
100%
MAPFRE INMUEBLES
57%
MAPFRE QUAVITAE
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
SEGURO EN ESPAÑA
SEGURO INTERNACIONAL
OTROS NEGOCIOS

Muchas gracias



MAPFRE

INSURANCE

2nd HALF-YEARLY FINANCIAL REPORT CORRESPONDING TO YEAR 2008

END OF REPORTING PERIOD 31/12/2008

I. ISSUER IDENTIFICATION INFORMATION

Corporate name: MAPFRE, S.A.

Legal address:	TAX ID
Paseo de Recoletos, 25. 28004 MADRID	A-08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed information:
(only to be completed for those conditions stipulated in section B) of the instructions)

III. DECLARATION(S) OF PERSONS ASSUMING REPONSABLITY FOR THE INFORMATION

As far as we are aware, the summary financial annual accounts contained herein, which have been prepared in accordance with the applicable accounting standards, give a true and fair view of the equity, financial situation and results of the company, or those companies included in the consolidation taken as a whole, while the interim management report includes a true and fair analysis of the information required

Observations with respect to previously filed information
Possible commentaries with respect previous texts.

Person(s) who assume(s) responsibility for this information

In conformity with the powers delegated by the Board of Directors, the Secretary of the Board certifies that the half yearly financial information has been signed by the directors.

Name/Company name	Position

Date of signing of this half-yearly information by the corresponding administrative body:

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (1/2)

(Prepared in accordance with current national accounting criteria)

Thousands Euros

ASSETS		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
1. Cash and other equivalent liquid assets	005	36,359	
2. Financial assets held for negotiation	010		
3. Other financial assets at reasonable value, with changes in profit and loss account	015		
4. Financial assets available for sale	020		
5. Loans and amounts due	025	130,449	
6. Investments held to maturity	030		
7. Hedging derivatives	035		
8. Participation of Reinsurance in technical provisions	041		
9. Tangible assets and investments:	045	876	
a) Tangible assets	046	876	
b) Investments in property, plant and equipment	047		
10. Intangible assets	050	784	
a) Goodwill	051		
b) Acquistion costs of portfolios of policies	053		
c) Other intangible assets	052	784	
11. Equity investments in group and associated companies	055	8,509,564	
a) Associated companies	056	253,448	
b) Multigroup companies	057		
c) Group companies	058	8,256,116	
12. Tax assets	060	13,138	
a) Current tax assets	061		
b) Deferred tax assets	062	13,138	
13. Other assets	075	133,594	
14. Assets held for sale	080		
TOTAL ASSETS	100	8,824,764	

IV. SELECTED FINANCIAL INFORMATION
1. INDIVIDUAL BALANCE SHEET (2/2)
(Prepared in accordance with current national accounting criteria)

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
TOTAL LIABILITIES	170	2,483,774	
1. Financial liabilities held for negotiation	110		
2. Other financial liabilities at reasonable value, with changes in profit and loss account	115		
3. Debits	120	2,303,191	
a) Subordinated liabilities	121	713,437	
b) Bonds and other negotiable securities	122	286,786	
c) Debits with credit institutions	123	1,201,987	
d) Other debits	124	100,981	
4. Hedging derivatives	130		
5. Technical provisions	131		
a) for unearned premiums	132		
b) for risks in progress	133		
c) for life assurance	134		
d) for outstanding claims	135		
e) for profit sharing and returned premiums	136		
f) other technical provisions	137		
6. Non technical provisions	140	65,391	
7. Tax liabilities	145	26	
a) Current tax liabilities	146	26	
b) Deferred tax liabilities	147		
8. Other liabilities	150	115,166	
9. Liabilities linked to assets held for sale	165		
TOTAL NET EQUITY	195	6,340,990	
SHARE EQUITY	180	6,340,990	
1. Share capital or mutual fund	171	274,483	
a) Declared capital or mutual fund	161	274,483	
b) less: capital not called-up	162		
2. Share premium reserve	172	3,338,720	
3. Reserves	173	2,205,388	
4. Less: treasury stock and participation in equity	174		
5. Prior years results	178	131,437	
6. Other contributions from partners and mutual members	179		
7. Profit / (loss) for the year	175	578,342	
8 Less: interim dividend	176	(187,380)	
9. Other equity instruments	177		
VALUATION ADJUSTMENTS	188		
1. Financial assets available for sale	181		
2. Hedging operations	182		
3. Translation differences	184		
4. Correction for shadow accounting	185		
5. Other adjustments	187		
Subsidies, donations and legacies received	193		
TOTAL LIABILITIES AND EQUITY	200	8,824,764	

IV. SELECTED FINANCIAL INFORMATION

2. INDIVIDUAL PROFIT AND LOSS ACCOUNT

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD (2nd HALF)	PREVIOUS PERIOD (2nd HALF)	ACCUMULATED CURRENT YEAR 31/12/2008	ACCUMULATED PRIOR YEAR 31/12/2007
(+) 1. Net written premiums	201				
(+) 2. Income from tangible assets and investments	202				
(+) 3. Other technical income	203				
(-) 4. Net claims incurred	204				
(+/-) 5. Net variation of other technical provisions	205				
(+/-) 6. Profit sharing and returned premiums	206				
(-) 7. Net operating expenses	207				
(+/-) 8. Other technical expenses	209				
(-) 9. Expenses from tangible assets and investments	210				
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	220				
(+) 10. Net written premiums	221				
(+) 11. Income from tangible assets and investments	222				
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	223				
(+) 13. Other technical income	224				
(-) 14. Net claims incurred	225				
(+/-) 15. Net variation of other technical provisions	226				
(+/-) 16. Profit sharing and returned premiums	227				
(-) 17. Net operating expenses	228				
(+/-) 18. Other technical expenses	229				
(-) 19. Expenses from tangible assets and investments	230				
(-) 20. Expenses from investments on account of the life policyholders bearing the investment risk	231				
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	240				
C) TECHNICAL RESULT (A + B)	245				
(+) 21. Income from tangible assets and investments	246	737,541		737,541	
(+) 22. Negative difference on business combinations	250				
(-) 23. Expenses from tangible assets and investments	247	(132,503)		(132,503)	
(+) 24. Other income	248	(372,814)		47,434	
(-) 25. Other expenses	249	100,710		(94,240)	
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	265	332,934		558,232	
(+/-) 26. Corporate Income Tax	270	(15,580)		20,110	
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	280	317,354		578,342	
(+/-) 27. Result after tax from discontinued operations	285				
G) RESULT OF THE YEAR (F + 27)	300	317,354		578,342	
EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	290	0.12		0.21	
Diluted	295	0.12		0.21	

IV. SELECTED FINANCIAL INFORMATION

3. STATEMENT OF RECOGNISED INCOME AND EXPENSES

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
A) RESULT FOR THE PERIOD	305	578,342	
B) OTHER RECOGNISED INCOME / (EXPENSES)	310	11,992	
1. Financial assets available for sale:	315	(11,992)	
a) Gains/(Losses) due to valuation	316	(11,992)	
b) Amounts recognised in results	317		
c) Other reclassifications	318		
2. Cash flow hedging:	320		
a) Gains/(Losses) due to valuation	321		
b) Amounts recognised in results	322		
c) Amounts recognised at historical value of paid up items	323		
d) Other reclassifications	324		
3. Hedging of net investments in businesses abroad:	325		
a) Gains/(Losses) due to valuation	326		
b) Amounts recognised in results	327		
c) Other reclassifications	328		
4. Translation differences	330	23,984	
a) Gains/(Losses) due to valuation	331	23,984	
b) Amounts recognised in results	332		
c) Other reclassifications	333		
5. Correction of shadow accounting:	335		
a) Gains/(Losses) due to valuation	336		
b) Amounts recognised in results	337		
c) Other reclassifications	338		
6. Assets held for sale:	340		
a) Gains/(Losses) due to valuation	341		
b) Amounts recognised in results	342		
c) Other reclassifications	343		
7. Actuarial gains/(losses) due to personnel long term incentives	345		
8. Other recognised income and expenses	355		
9. Corporate Income Tax	360		
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	400	590,334	

IV. SELECTED FINANCIAL INFORMATION
4. CHANGES IN INDIVIDUAL EQUITY (1/2)
Prepared in accordance with current national accounting criteria

Thousands Euros

CURRENT PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recieved	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2008	3010	227,532	4,285,320		281,329		(11,992)		4,782,189
Adjustments for changes in accounting criteria	3011								
Adjustments for errors	3012								
Adjusted opening balance	3015	227,532	4,285,320		281,329		(11,992)		4,782,189
I. Total recognised income / (expenses)	3020				578,342		11,992		590,334
II. Operations with shareholders or owners	3025	46,951	953,126						1,000,077
1. Increases (Reductions) in capital	3026	46,951	1,327,886						1,374,837
2. Conversion of financial liabilities to equity	3027								
3. Distribution of dividends	3028		(374,760)						(374,760)
4. Operations involving treasury stock or particicpations in equity (net)	3029								
5. Increases / (Decreases) due to changes in business combinations	3030								
6. Other operatiosn with shareholders or owners	3032								
III. Other variations in equity	3035		249,719		(281,329)				(31,610)
1. Payments using equity instruments	3036								
2. Transfers between equity classes	3037		281,329		(281,329)				
3. Other variations	3038		(31,610)						(31,610)
Balance as at 31/12/2008	3040	274,483	5,488,165		578,342				6,340,990

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and mutual members and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION

4. CHANGES IN INDIVIDUAL EQUITY (2/2)

Prepared in accordance with current national accounting criteria

Thousands Euros

PRIOR PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recieved	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2007	3010								
Adjustments for changes in accounting criteria	3011								
Adjustments for errors	3012								
Adjusted opening balance	3015								
I. Total recognised income / (expenses)	3020								
II. Operations with shareholders or owners	3025								
1. Increases (Reductions) in capital	3026								
2. Conversion of financial liabilities to equity	3027								
3. Distribution of dividends	3028								
4. Operations involving treasury stock or particicpations in equity (net)	3029								
5. Increases / (Decreases) due to changes in business combinations	3030								
6. Other operatiosn with shareholders or owners	3032								
III. Other variations in equity	3035								
1. Payments using equity instruments	3036								
2. Transfers between equity classes	3037								
3. Other variations	3038								
Balance as at 31/12/2007	3040								

(1) The column "Share premium and other reserves", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and mutual members and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION

5.A. INDIVIDUAL CASH FLOW STATEMENT (DIRECT METHOD)

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	7435	(1,804)	
1. Insurance activities:	7405		
(+) Inflows from insurance activities	7406		
(-) Outflows from insurance activities	7407		
2. Other operating activities:	7410	(45,092)	
(+) Other operating activities cash inflows	7415		
(-) Other operating activities cash outflows	7416	(45,092)	
3. Inflows /(outflows) due to corporate income tax	7425	43,288	
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	7460	(1,221,757)	
1. Inflows from investment activities:	7450	1,181,786	
(+) Tangible assets	7451		
(+) Investments in property, plant and equipment	7452		
(+) Intangible assets	7453		
(+) Financial instruments	7454	415,144	
(+) Participations	7455	208,174	
(+) Other business units	7457		
(+) Receivable interests	7456	20,161	
(+) Receivable dividends	7459	538,307	
(+) Other income related to investment activities	7458		
2. Payments related to investment activities:	7440	(2,403,543)	
(-) Tangible assets	7441		
(-) Investments in property, plant and equipment	7442		
(-) Intangible assets	7443		
(-) Financial instruments	7444	(428,000)	
(-) Participations	7445	(1,975,337)	
(-) Other business units	7447		
(-) Other payments related to investment activities	7448	(206)	
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	7490	919,244	
1. Inflows from financing activities:	7480	1,706,951	
(+) Subordinated liabilities	7481		
(+) Inflows from the issue of equity instruments and capital increases	7482	150,325	
(+) Capital contributions from owners or mutual members	7483		
(+) Sales of treasury stock	7485		
(+) Other income related to financing activities	7486	1,556,626	
2. Payments related to financing activities:	7470	(787,707)	
(-) Dividends to shareholders	7471	(380,208)	
(-) Interest payments	7475	(102,388)	
(-) Subordinated liabilities	7472	(5,111)	
(-) Capital contributions returned to shareholders	7473		
(-) Capital contributions returned to owners or mutual members	7474		
(-) Acquisition of treasury stock	7477		
(-) Other payments related to financial activities	7478	(300,000)	
D) TRANSLATION DIFFERENCES IN CASH FLOW	7492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	7495	(304,317)	
F) OPENING CASH BALANCE AND EQUIVALENTS	7499	340,676	
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	7500	36,359	

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
(+) Cash and banks	7550	36,359	
(+) Other financial assets	7552		
(-) Less: Bank overdrafts payable on demand	7553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	7600	36,359	

IV. SELECTED FINANCIAL INFORMATION

5.B. INDIVIDUAL CASH FLOW STATEMENT (INDIRECT METHOD)

Prepared in accordance with current national accounting criteria

Thousands Euros

		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Adjustments to results:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows /(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(+) Other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2.Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sales of treasury stock	485		
(+) Other income related to financial activities	486		
2. Payments related to financial activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	600		

IV. SELECTED FINANCIAL INFORMATION

6. CONSOLIDATED BALANCE SHEET (1/2)

IFRS

Thousands Euros

ASSETS		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
1. Cash and other equivalent liquid assets	1005	1,415,075	1,639,404
2. Financial assets held for negotiation	1010	939,107	1,214,854
3. Other financial assets at reasonable value, with changes in profit and loss account	1015		
4. Financial assets available for sale	1020	24,595,281	22,557,378
5. Loans and amounts due	1025	3,244,678	2,926,244
6. Investments held to maturity	1030	741,140	1,110,132
7. Hedging derivatives	1035		
8. Participation of Reinsurance in technical provisions	1041	2,565,804	2,146,079
9. Tangible assets and investments:	1045	2,222,978	2,131,433
a) Tangible assets	1046	1,292,237	1,340,089
b) investments in property, plant and equipment	1047	930,741	791,344
10. Intangible assets	1050	2,064,856	1,187,717
a) Goodwill	1051	1,601,285	1,016,926
b) Acquistion costs of portfolios of policies	1053	344,998	81,572
c) Other intangible assets	1052	118,573	89,219
11. Participation in companies valued using equity method	1055	325,878	334,477
12. Tax assets	1060	614,461	414,269
a) Current tax assets	1061	28,839	58,050
b) Deferred tax assets	1062	585,622	356,219
13. Other assets	1075	2,939,361	1,942,348
14. Assets held for sale	1080	20,748	22,589
TOTAL ASSETS	1100	41,689,367	37,626,924

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (2/2)
IFRS

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
TOTAL LIABILITIES	1170	35,973,001	32,012,514
1. Financial liabilities held for negotiation	1110	416,816	125,954
2. Other financial liabilities at reasonable value, with changes in profit and loss account	1115	175	393,692
3. Debits	1120	4,973,666	3,481,845
a) Subordinated liabilities	1121	723,520	719,587
b) Bonds and other negotiable securities	1122	463,215	304,950
c) Debits with credit institutions	1123	1,857,748	494,540
d) Other debits	1124	1,929,183	1,962,768
4. Hedging derivatives	1130		
5. Technical provisions	1131	28,857,345	26,781,789
a) for unearned premiums	1132	4,881,788	3,859,959
b) for risks in progress	1133	404,083	447,667
c) for life assurance	1134	16,667,768	16,584,273
d) for outstanding claims	1135	6,408,857	5,475,667
e) for profit sharing and returned premiums	1136	9,703	44,299
f) other technical provisions	1137	485,146	369,924
6. Non technical provisions	1140	316,513	314,963
7. Tax liabilities	1145	795,963	573,460
a) Current tax liabilities	1146	214,419	145,200
b) Deferred tax liabilities	1147	581,544	428,260
8. Other liabilities	1150	605,151	328,894
9. Liabilities linked to assets held for sale	1165	7,372	11,917
TOTAL NET EQUITY	1195	5,716,366	5,614,410
SHARE EQUITY	1180	5,291,205	4,184,896
1. Share capital or mutual fund	1171	274,483	227,532
a) Declared capital or mutual fund	1161	274,483	227,532
b) less: capital not called-up	1162		
2. Share premium reserve	1172	1,506,729	1,506,729
3. Reserves	1173	2,198,428	1,322,538
4. Less: treasury stock and participation in equity	1174		
5. Prior years results	1178	598,256	533,557
6. Other contributions from partners and mutual members	1179		
7. Profit and loss of the year attributable to the controlling company	1175	900,689	731,059
8 Less: interim dividend	1176	(187,380)	(136,519)
9. Other equity instruments	1177		
VALUATION ADJUSTMENTS	1188	(389,033)	146,518
1. Financial assets available for sale	1181	(45,824)	327,107
2. Hedging operations	1182		
3. Translation differences	1184	(144,595)	(35,648)
4. Correction of shadow accounting	1185	(161,097)	(155,153)
5. Companies valued using equity method	1186	(23,790)	11,523
6. Other adjustments	1187	(13,727)	(1,311)
TOTAL LIABILITIES AND EQUITY ATTRIBUTABLE TO THE CONTROLLING COMPANY	1189	4,902,172	4,331,414
MINORITY INTERESTS	1193	814,194	1,282,996
1. Adjustments for changes in value	1191	(93,750)	57,424
2. Other	1192	907,944	1,225,572
TOTAL LIABILITIES AND NET EQUITY	1200	41,689,367	37,626,924

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED PROFIT AND LOSS ACCOUNT
IFRS

Thousands Euros

		CURRENT PERIOD (2ND HALF)	PREVIOUS PERIOD (2ND HALF)	ACCUMULATED CURRENT YEAR 31/12/2008	ACCUMULATED PRIOR YEAR 31/12/2007
(+) 1. Net written premiums	1201	4,949,393	3,987,979	9,192,942	7,710,273
(+) 2. Income from tangible assets and investments	1202	711,114	447,762	1,184,834	799,744
(+) 3. Other technical income	1203	15,482	22,680	27,964	30,793
(-) 4. Net claims incurred	1204	(3,358,024)	(2,644,289)	(6,273,871)	(5,188,133)
(+/-) 5. Net variation of other technical provisions	1205	(24,579)	(31,595)	(52,700)	(53,390)
(+/-) 6. Profit sharing and returned premiums	1206	(1,232)	(4,063)	(1,811)	(5,053)
(-) 7. Net operating expenses	1207	(1,268,946)	(960,709)	(2,222,596)	(1,807,280)
(+/-) 8. Other technical expenses	1209	(72,821)	(75,653)	(111,240)	(114,311)
(-) 9. Expenses from tangible assets and investments	1210	(378,900)	(133,892)	(557,570)	(243,317)
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	1220	571,487	608,220	1,185,952	1,129,326
(+) 10. Net written premiums	1221	1,727,669	1,633,691	3,280,222	2,895,757
(+) 11. Income from tangible assets and investments	1222	807,062	567,547	1,436,006	1,075,825
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	1223	25,438	32,793	49,906	39,255
(+) 13. Other technical income	1224	3,765	1,431	5,482	2,775
(-) 14. Net claims incurred	1225	(1,626,026)	(1,339,331)	(3,428,586)	(2,422,476)
(+/-) 15. Net variation of other technical provisions	1226	(275,841)	(371,881)	(58,713)	(558,021)
(+/-) 16. Profit sharing and returned premiums	1227	(26,246)	(14,006)	(43,076)	(29,547)
(-) 17. Net operating expenses	1228	(219,963)	(193,590)	(438,674)	(381,199)
(+/-) 18. Other technical expenses	1229	(7,632)	(7,430)	(13,192)	(14,632)
(-) 19. Expenses from tangible assets and investments	1230	(268,131)	(150,993)	(446,662)	(357,131)
(-) 20. Expense from investments on account of the life policyholders bearing the investment risk	1231	(41,516)	(41,009)	(87,649)	(41,222)
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	1240	98,579	117,222	255,064	209,384
C) TECHNICAL RESULT (A + B)	1245	670,066	725,442	1,441,016	1,338,710
(+) 21. Income from tangible assets and investments	1246	128,533	4,951	133,640	15,943
(+) 22. Negative consolidation differences	1250				
(-) 23. Expenses from tangible assets and investments	1247	(147,098)	(1,085)	(147,897)	(1,645)
(+) 24. Other income	1248	151,244	307,747	561,262	590,575
(-) 25. Other expenses	1249	(206,554)	(319,090)	(604,761)	(577,853)
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	1265	596,191	717,965	1,383,260	1,365,730
(+/-) 26. Corporate Income Tax	1270	(173,575)	(192,937)	(385,138)	(389,609)
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	1280	422,616	525,028	998,122	976,121
(+/-) 27. Result after tax from discontinued operations	1285	(3,188)	(3,991)	(2,189)	(3,991)
G) RESULT FOR THE PERIOD (F + 27)	1288	419,428	521,037	995,933	972,130
a) Result attributable to the controlling company	1300	371,323	395,443	900,689	731,060
b) Result attributable to minority interests	1289	48,105	125,594	95,244	241,070

EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	1290	0.14	0.17	0.33	0.32
Diluted	1295	0.14	0.17	0.33	0.32

IV. SELECTED FINANCIAL INFORMATION
8. STATEMENT OF RECOGNISED INCOME AND EXPENSES
IFRS

Thousands Euros

		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
A) CONSOLIDATED PROFIT AND LOSS OF THE YEAR	1305	995,933	972,130
B) OTHER INCOME / (EXPENSES) RECOGNISED	1310	(626,058)	(137,590)
1. Financial assets available for sale:	1315	(916,921)	(736,197)
a) Gains/(Losses) due to valuation	1316	(937,726)	(745,953)
b) Amounts recognised in results	1317	20,805	3,379
c) Other reclassifications	1318		6,377
2. Cash flow hedging:	1320	(16)	
a) Gains/(Losses) due to valuation	1321	(16)	
b) Amounts recognised in results	1322		
c) Amounts recognised at historical value of paid up items	1323		
d) Other reclassifications	1324		
3. Hedging of net investments in businesses abroad:	1325		
a) Gains/(Losses) due to valuation	1326		
b) Amounts recognised in results	1327		
c) Other reclassifications	1328		
4. Transaltion differences:	1330	(120,402)	(32,167)
a) Gains/(Losses) due to valuation	1331	(119,659)	(45,517)
b) Amounts recognised in results	1332	(743)	4,325
c) Other reclassifications	1333		9,025
5. Correction of shadow accounting:	1335	218,890	591,766
a) Gains/(Losses) due to valuation	1336	234,900	604,343
b) Amounts recognised in results	1337	(16,010)	(12,577)
c) Other reclassifications	1338		
6. Assets held for sale:	1340		
a) Gains/(Losses) due to valuation	1341		
b) Amounts recognised in results	1342		
c) Other reclassifications	1343		
7. Actuarial gains/(losses) due to personnel long term incentives	1345		
8. Other recognised income and expenses	1350	773	3,405
a) Gains/(Losses) from valuation	1351	800	3,405
b) Amounts transferred to the profit and loss account	1352	146	
c) Other reclassifications	1353	(173)	
9. Other income and expenses	1355	(5,620)	(13,132)
10. Corporate Income Tax	1360	197,238	48,735
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	1400	369,875	834,540
a) Attributable to the controlling company	1398	303,980	609,040
b) Attributable to minority interests	1399	65,895	225,500

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (1/2)

IFRS

Thousands Euros

CURRENT PERIOD		Equity of the controlling company						Minority interests	Total equity
		Equity					Adjustments for changes in value		
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2008	3110	227,532	3,226,305		731,060		146,518	1,282,996	5,614,411
Adjustments for changes in accounting criteria	3111								
Adjustments for errors	3112								
Adjusted opening balance	3115	227,532	3,226,305		731,060		146,518	1,282,996	5,614,411
I. Total income / (expenses) recognised	3120				900,689		(596,709)	65,895	369,875
II. Operations with shareholders or owners	3125	46,951	346,048		(187,380)		61,158	(534,697)	(267,920)
1. Increases (Reductions) in capital	3126	46,951	1,327,886						1,374,837
2. Conversion of financial liabilities to equity	3127								
3. Dividend distributions	3128		(187,380)		(187,380)				(374,760)
4. Operations with treasury stock or participations in equity (net)	3129								
5. Increases / (Decreases) due to changes in business combinations	3130							116,975	116,975
6. Other operations with shareholders or owners	3132		(794,458)				61,158	(651,672)	(1,384,972)
III. Other variations in equity	3135		543,680		(543,680)				
1. Payments based on equity instruments	3136								
2. Transfers between equity items	3137		543,680		(543,680)				
3. Other variations	3138								
Final Balance as at 31/12/2008	3140	274,483	4,116,033		900,689		(389,033)	814,194	5,716,366

(1) The column "Share premium and other reserves", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (2/2)
IFRS

Thousands Euros

PRIOR PERIOD		Equity of the controlling company						Minority interests	Total equity
		Equity					Adjustments for changes in value		
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2007 (comparison period)	**3150**	119,450	3,033,722		610,193		263,125	1,027,800	5,054,290
Adjustments for changes in accounting criteria	**3151**								
Adjustments for errors	**3152**								
Adjusted opening balance	**3155**	119,450	3,033,722		610,193		263,125	1,027,800	5,054,290
I. Total income / (expenses) recognised	**3160**				731,060		(122,020)	225,500	834,540
II. Operations with shareholders or owners	**3165**	108,082	(254,580)		(113,766)			(45,461)	(305,725)
1. Increases (Reductions) in capital	**3166**	108,082	3,341,897					34,821	3,484,800
2. Conversion of financial liabilities to equity	**3167**								
3. Dividend distributions	**3168**		(136,519)		(113,766)			(92,651)	(342,936)
4. Operations with treasury stock or participations in equity (net)	**3169**								
5. Increases / (Decreases) due to changes in business combinations	**3170**		(3,449,979)					16,360	(3,433,619)
6. Other operations with shareholders or owners	**3172**		(9,979)					(3,991)	(13,970)
III. Other variations in equity	**3175**		447,163		(496,427)		5,413	75,157	31,306
1. Payments based on equity instruments	**3176**								
2. Transfers between equity items	**3177**		496,427		(496,427)				
3. Other variations	**3178**		(49,264)				5,413	75,157	31,306
Final Balance as at 31/12/2007 (comparison period)	**3180**	227,532	3,226,305		731,060		146,518	1,282,996	5,614,411

(1) The column "Share premium and other reserves", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and 8) Less: interim dividend

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (DIRECT METHOD)

IFRS

Thousands Euros

		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	8435	(10,304)	984,105
1. Insurance activities:	8405	2,783,642	3,627,253
(+) Inflows from insurance activities	8406	14,463,664	12,704,870
(-) Outflows from insurance activities	8407	(11,680,022)	(9,077,617)
2. Other operating activities:	8410	(2,549,886)	(2,235,928)
(+) Other operating activities cash inflows	8415	794,612	860,769
(-) Other operating activities cash outflows	8416	(3,344,498)	(3,096,697)
3. Inflows/(outflows) due to corporate income tax	8425	(244,060)	(407,220)
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	8460	(1,549,170)	(1,024,496)
1. Inflows from investment activities:	8450	8,423,711	6,600,555
(+) Tangible assets	8451	27,976	21,065
(+) Investments in property, plant and equipment	8452	191,658	294,120
(+) Intangible assets	8453	1,231	77
(+) Financial instruments	8454	5,791,977	3,476,546
(+) Participations	8455	368,704	128,959
(+) Dependent companies and other business units	8457	147,632	
(+) Receivable interests	8456	1,075,419	978,059
(+) Receivable dividends	8459	128,685	436,840
(+) Other income related to investment activities	8458	690,429	1,264,889
2. Payments related to investment activities:	8440	(9,972,881)	(7,625,051)
(-) Tangible assets	8441	(275,190)	(60,783)
(-) Investments in property, plant and equipment	8442	(70,677)	(100,051)
(-) Intangible assets	8443	(96,509)	(19,218)
(-) Financial instruments	8444	(6,580,166)	(4,677,216)
(-) Participations	8446	(397,918)	(902,031)
(-) Dependent companies and other business units	8447	(1,983,748)	(205,125)
(-) Other payments related to investment activities	8448	(568,673)	(1,660,627)
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	8490	1,358,674	493,588
1. Inflows from financing activities:	8480	2,386,940	1,595,068
(+) Subordinated liabilities	8481		700,000
(+) Inflows from the issue of equity instruments and capital increases	8482	668,942	587,424
(+) Capital contributions from owners or mutual members	8483		
(+) Sale of treasury stock	8485		
(+) Other income related to financing activities	8486	1,717,998	307,644
2. Payments related to financing activities:	8470	(1,028,266)	(1,101,480)
(-) Dividends	8471	(422,175)	(788,332)
(-) Interests	8475	(126,129)	(64,962)
(-) Subordinated liabilities	8472	(5,111)	
(-) Capital contributions returned to shareholders	8473		
(-) Capital contributions returned to owners or mutual members	8474		
(-) Acquisition of treasury stock	8477		
(-) Other payments related to financing activities	8478	(474,851)	(248,186)
D) TRANSALTION DIFFERENCES IN CASH FLOW	8492	(23,529)	(8,608)
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	8495	(224,329)	444,589
F) OPENING CASH BALANCE AND EQUIVALENTS	8499	1,639,404	1,172,561
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	8500	1,415,075	1,617,150

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
(+) Cash and banks	8550	1,378,115	1,617,150
(+) Other financial assets	8552	9,425	
(-) Less: Bank overdrafts payable on demand	8553	27,535	
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	8600	1,415,075	1,617,150

IV. SELECTED FINANCIAL INFORMATION

10.B. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD)

IFRS

Thousands Euros

		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Result adjustments:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows/(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(-) Dependent companies and other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2.Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Dependent companies and other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sale of treasury stock	485		
(+) Other income related to financing activities	486		
2. Payments related to financing activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2008	PRIOR PERIOD 31/12/2007
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	600		

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		CURRENT PERIOD			PRIOR PERIOD		
		As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)	As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)
Ordinary shares	2158	140.00	0.14	374,759	110.00	0.11	250,283
Other shares (non-voting, reedemable, etc)	2159						
Total dividendos paid	2160			374,759			250,283
a) Dividends paid out against results	2155	140.00	0.14	374,759	110.00	0.11	250,283
b) Dividends paid out against reserves or share premium reserve	2156						
c) Dividends in kind	2157						

IV. SELECTED FINANCIAL INFORMATION
13. ISSUE, REPURCHASE OR REIMBURSEMENT OF DEBT INSTRUMENTS

Thousands Euros

ISSUES CARRIED OUT BY THE COMPANY (AND/OR GROUP)		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	2191					
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	2192					
Other debt issued outwith a Member State of the European Union	2193					
TOTAL	2200					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	4191					
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	4192					
Other debt issued outwith a Member State of the European Union	4193					
TOTAL	4200					

GUARANTEED ISSUANCES		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	2195					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Thousands Euros

FINANCIAL ASSETS: NATURE/CATEGORY		CURRENT PERIOD				
		Trading portfolio	Other financial assets held at RV, with changes in P&L account	Available for sale	Loans and amounts due	Held to maturity
Derivatives	2062					
Equity instruments	2063					
Debt instruments	2064					
Hybrid instruments	2065					
Loans	2066					
Deposits established for accepted reinsurance and other deposits	2067					
Credits on direct insurance, reinsurance and coinsurance operations	2068					
Invesments on account of the life policyholders bearing the investment risk	2069					
Other financial assets	2070					
TOTAL (INDIVIDUAL)	2075					
Derivatives	2162					
Equity instruments	2163					
Debt instruments	2164					
Hybrid instruments	2165					
Loans	2166					
Deposits established for accepted reinsurance and other deposits	2167					
Credits on direct insurance, reinsurance and coinsurance operations	2168					
Invesments on account of the life policyholders bearing the investment risk	2169					
Other financial assets	2170					
TOTAL (CONSOLIDATED)	2175					

FINANCIAL LIABILITIES: NATURE/CATEGORY		CURRENT PERIOD		
		Trading portfolio	Other financial liabilities held at RV, with changes in P&L account	Other liabilities and amount owing
Derivatives	2076			
Subordinated liabilities	2077			
Deposits received on ceded reinsurance	2079			
Debts from direct insurance, reinsurance and coinsurance operations	2080			
Bonds and other negotiable instruments	2081			
Debts with credit institutions	2082			
Debts from preliminary insurance contracts operations	2083			
Other financial liabilities	2084			
TOTAL (INDIVIDUAL)	2090			
Derivatives	2176			
Subordinated liabilities	2177			
Deposits received on ceded reinsurance	2179			
Debts from direct insurance, reinsurance and coinsurance operations	2180			
Bonds and other negotiable instruments	2181			
Debts with credit institutions	2182			
Debts from preliminary insurance contracts operations	2183			
Other financial liabilities	2184			
TOTAL (CONSOLIDATED)	2190			

(RV: reasonable value; P&L account: profit and loss account)

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Thousands Euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRIOR PERIOD				
		Trading portfolio	Other financial assets held at RV, with changes in P&L account	Available for sale	Loans and amounts due	Held to maturity
Derivatives	2062					
Equity instruments	2063					
Debt instruments	2064					
Hybrid instruments	2065					
Loans	2066					
Deposits established for accepted reinsurance and other deposits	2067					
Credits on direct insurance, reinsurance and coinsurance operations	2068					
Invesments on account of the life policyholders bearing the investment risk	2069					
Other financial assets	2070					
TOTAL (INDIVIDUAL)	2075					
Derivatives	2162					
Equity instruments	2163					
Debt instruments	2164					
Hybrid instruments	2165					
Loans	2166					
Deposits established for accepted reinsurance and other deposits	2167					
Credits on direct insurance, reinsurance and coinsurance operations	2168					
Invesments on account of the life policyholders bearing the investment risk	2169					
Other financial assets	2170					
TOTAL (CONSOLIDATED)	2175					

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRIOR PERIOD		
		Trading portfolio	Other financial liabilities held at RV, with changes in P&L account	Other liabilities and amount owing
Derivatives	2076			
Subordinated liabilities	2077			
Deposits received on ceded reinsurance	2079			
Debts from direct insurance, reinsurance and coinsurance operations	2080			
Bonds and other negotiable instruments	2081			
Debts with credit institutions	2082			
Debts from preliminary insurance contracts operations	2083			
Other financial liabilities	2084			
TOTAL (INDIVIDUAL)	2090			
Derivatives	2176			
Subordinated liabilities	2177			
Deposits received on ceded reinsurance	2179			
Debts from direct insurance, reinsurance and coinsurance operations	2180			
Bonds and other negotiable instruments	2181			
Debts with credit institutions	2182			
Debts from preliminary insurance contracts operations	2183			
Other financial liabilities	2184			
TOTAL (CONSOLIDATED)	2190			

(RV: reasonable value; P&L account: profit and loss account)

IV. SELECTED FINANCIAL INFORMATION
15. INFORMATION BY SEGMENTS

Thousands Euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net premiums attributed to current period, by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
Domestic market	2210			7,507,029	7,080,572
International:	2215			4,966,135	3,525,458
a) European Union	2216			604,303	579,640
b) O.E.C.D. countries	2217			1,136,052	258,176
c) Other countries	2218			3,225,780	2,687,642
TOTAL	2220			12,473,164	10,606,030

Table 2:

SEGMENTS		Ordinary income CONSOLIDATED					
		Ordinary income from external customers		Ordinary income between segments		Total ordinary income	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
LIFE	2221						
MOTOR	2222						
OTHER NON-LIFE	2223						
REINSURANCE	2224						
OTHER ACTIVITIES	2225						
	2226						
	2227						
	2228						
	2229						
	2230						
(-) Ordinary income adjustments and eliminations between segments	2231						
TOTAL	2235						

Tabla 3:

SEGMENTS		Results CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD
LIFE	2250		
MOTOR	2251		
OTHER NON-LIFE	2252		
REINSURANCE	2253		
OTHER ACTIVITIES	2254		
	2255		
	2256		
	2257		
	2258		
	2259		
Total results of repoted segments	2260		
(+/-) Results not assigned	2261		
(+/-) Elimination of internal results (between segments)	2262		
(+/-) Other results	2263		
(+/-) Corporate income tax and/or discontinued operations result	2264		
RESULT BEFORE TAX	2270		

IV. SELECTED FINANCIAL INFORMATION
16. AVERAGE WORK FORCE

		INDIVIDUAL		CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
AVERAGE WORK FORCE	2295	288	253	32,927	29,740
Men	2296	143	130	13,975	12,892
Women	2297	145	123	18,952	16,848

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY BOARD MEMBERS AND MANAGERS

BOARD MEMBERS:		Amount (Euros 000's)	
Payment concept:		CURRENT PERIOD	PRIOR PERIOD
Fixed salary	2310		
Variable salary	2311		
Allowances	2312		
Statutory obligations	2313		
Operations involving shares and/or financial instruments	2314		
Other	2315		
TOTAL	2320		
Other benefits:			
Advances	2326		
Loans received	2327		
Pension plans: contributions	2328		
Pension plans: obligations entered into	2329		
Life assurance premiums	2330		
Guarantees constituted in favour of Board Members	2331		

MANAGERS:		Amount (Euros 000's)	
		CURRENT PERIOD	PRIOR PERIOD
Total remuneration received by managers	2325		

IV. SELECTED FINANCIAL INFORMATION
18. TRANSACTIONS WITH INTERESTED PARTIES (1/2)

Thousands Euros

ASSOCIATED OPERATIONS		CURRENT PERIOD				
EXPENSES AND INCOME		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
1) Financial expenses	2340					
2) Management or contribution contracts	2341					
3) Transfers of R+D and licencing agreements	2342					
4) Leases	2343					
5) Use of services	2344					
6) Purchase of goods (partially or totally completed)	2345					
7) Variation in value due to debts written off or of doubtful recovery	2346					
8) Loss from sale or write-off of assets	2347					
9) Other expenses	2348					
EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	2350					
10) Financial income	2351					
11) Management or contribution contracts	2352					
12) Transfers of R+D and licencing agreements	2353					
13) Dividends received	2354					
14) Leases	2355					
15) Service contract	2356					
16) Sale of goods (partially or totally completed)	2357					
17) Profit from sale of assets or writeoff	2358					
18) Other income	2359					
INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)	2360					

		CURRENT PERIOD				
OTHER TRANSACTIONS		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
Purchase of tangible, intangible and other assets	2371					
Financial agreements: loans and capital contributions (lender)	2372					
Financial lease contracts (lessor)	2373					
Amortisation or cancellation of loans and lease contracts (lessor)	2377					
Sale of tangible, intangible and other assets	2374					
Financial agreements: loans and capital contributions (borrower)	2375					
Financial lease contracts (lessee)	2376					
Amortisation or cancellation of loans and lease contracts (lessee)	2378					
Guarantees given	2381					
Guarantees received	2382					
Commitments entered into	2383					
Commitments/guarantees cancelled	2384					
Dividends and other distribution of results	2386					
Other operations	2385					

IV. SELECTED FINANCIAL INFORMATION
18. TRANSACTIONS WITH INTERESTED PARTIES (2/2)

Thousands Euros

ASSOCIATED OPERATIONS		PRIOR PERIOD				
EXPENSES AND INCOME		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
1) Financial expenses	6340					
2) Management or contribution contracts	6341					
3) Transfers of R+D and licencing agreements	6342					
4) Leases	6343					
5) Use of services	6344					
6) Purchase of goods (partially or totally completed)	6345					
7) Variation in value due to debts written off or of doubtful recovery	6346					
8) Loss from sale or write-off of assets	6347					
9) Other expenses	6348					
EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	6350					
10) Financial income	6351					
11) Management or contribution contracts	6352					
12) Transfers of R+D and licencing agreements	6353					
13) Dividends received	6354					
14) Leases	6355					
15) Service contract	6356					
16) Sale of goods (partially or totally completed)	6357					
17) Profit from sale of assets or writeoff	6358					
18) Other income	6359					
INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)	6360					

		PRIOR PERIOD				
OTHER TRANSACTIONS		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
Purchase of tangible, intangible and other assets	6371					
Financial agreements: loans and capital contributions (lender)	6372					
Financial lease contracts (lessor)	6373					
Amortisation or cancellation of loans and lease contracts (lessor)	6377					
Sale of tangible, intangible and other assets	6374					
Financial agreements: loans and capital contributions (borrower)	6375					
Financial lease contracts (lessee)	6376					
Amortisation or cancellation of loans and lease contracts (lessee)	6378					
Guarantees given	6381					
Guarantees received	6382					
Commitments entered into	6383					
Commitments/guarantees cancelled	6384					
Dividends and other distribution of results	6386					
Other operations	6385					

Year end 2008 results

Presentation for investors and analysts

4th February 2009



MAPFRE

MAPFRE

MAPFRE

Summary

MAPFRE has achieved excellent results in 2008, which allow it to start the new year with a solid financial position

Revenues	17,710.9	+19.1%
Premiums	14,304.8	+16.2%
Funds under management	23,293.0	-3.5%
Non-life combined ratio	93.9%	+1.3p.p.

Million Euros

Have resulted in ...

A net result of €900.7 million (+23.2%) → **EPS of €33.50 cents (+4.3%)**

MAPFRE

Highlights of the year

- **Solid business with growth rates above market average in the majority of countries and lines in which the Group operates**
- **Sustained growth of the international operations, both at direct insurance companies as well as MAPFRE RE**
- **Acquisition of THE COMMERCE GROUP and of a 50% shareholding in the Life and Pensions businesses of CAJA DUERO**
- **Combined ratio at excellent levels (93.9%)**
- **Completion of the proprietary network expansion plan in Latin America (2,002 points of sale)**
- **The result includes a provision of €56 million derived from what is deemed to be a prudent management of the negative global economic environment**
- **Strong financial position:**
  - Net increase of equity and decrease of the weight of minorities
  - Net debt reduced by more than €400 million during the last quarter
  - Cash position of over €1,400 million

Sustained results growth...

MAPFRE

Attributable result



+30.1%
951.2
50.5
731.1
+23.2%
900.7
731.1
2007
2008
Reported attributable result
Extraordinary items & investment losses
Million Euros

Earnings per share(1)



+10.1%
35.38
1.88
32.13
+4.3%
33.50
32.13
2007
2008
Reported earnings per share
Extraordinary items & investment losses
Euro cents

1) For 2007, reported earnings per share. In the appendix further details are provided on the adjustment of the earning per share calculation for 2007 to take into account the effect of the capital increase carried out in connection with the dividend reinvestment plan of November 2008

MAPFRE

... even accounting for non-recurrent losses

The adjusted attributable result reflects the performance of the underlying business



Adjusted Attributable 2008
951.2
Extraordinary items
(4.6)
Investment Losses(1)
(45.9)
Attributable 2008
900.7

Reorganisation of the alliance with CAJA MADRID	83.2
MAPFRE Inmuebles	-31.8
Provision for economic environment	-56.0
TOTAL	**-4.6**

-0.0017 Euros per share

Fannie Mae/Freddie Mac[1]	-24.6
Lehman Brothers	-21.3
TOTAL	**-45.9**

-0.0171 Euros per share

Million Euros

1) The figure differs slightly from that published in the 9 months results, due to the use of the average USD/EUR exchange rate for 2008

Key figures

MAPFRE

	2008	2007	% 08/07
Results			
Gross written and accepted premiums	14,304.8	12,310.5	16.2%
- Non-life	10,890.8	9,292.5	17.2%
- Life	3,414.0	3,018.0	13.1%
Net result, group share	900.7	731.1	23.2%
Earnings per share (Euro cents)	33.50	32.13	4.3%
Balance sheet			
Total assets	41,689.4	37,626.9	10.8%
Managed savings(1)	23,293.0	24,148.7	-3.5%
Shareholders' equity	4,902.2	4,331.4	13.2%
Financial debt	3,044.5	1,519.1	100.4%
Solvency ratio	2.0x	2.7x	
Ratios			
Non-life loss ratio(2)	68.8%	68.0%	
Non-life expense ratio(2)	25.1%	24.6%	
Non-life combined ratio(2)	93.9%	92.6%	
Life assurance expense ratio(3)	0.9%	0.9%	
ROE	19.5%	17.5%	
Employees	34,603	30,615	13.0%

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management. Figures for MAPFRE VIDA

Continuing to improve shareholders' returns

2008 final dividend

- The Board of Directors has agreed to propose to the AGM a final dividend of €0.08 (gross) against the 2008 results
- The total dividend paid out of the 2008 results amounts to €0.15 per share, an increase of 15.4% versus the previous year

Dividend evolution(1)



CAGR +29.0%
0.150
+ 15.4%
0.130
0.090
0.064
0.054
0.042
2003
2004
2005
2006
2007
2008
Euros

1) Figures adjusted for the 5-for-1 split carried out on 28th October 2006

MAPFRE

Relevant events of the year

May	Reorganisation of the alliance with CAJA MADRID
June	Acquisition of THE COMMERCE GROUP
July	Acquisition of a 50% shareholding in UNIÓN DUERO VIDA and DUERO PENSIONES
Sept	Merger of MAPFRE AMÉRICA VIDA into MAPFRE AMÉRICA
Oct	Dividend Reinvestment Plan
Dec	Creation of MAPFRE FAMILIAR
Dec	Reorganisation of MAPFRE EMPRESAS

MAPFRE

Objectives 2008 - 2010

Objectives for 2008-2010		Achievement of objectives
Non-Life Direct Insurance	Attain higher growth rates than the market of each country	▪ MAPFRE managed to grow above the average for the Non-Life market in the majority of countries in which it operates
Life Direct Insurance	Achieve above market growth rates, both in Life assurance and savings products	▪ Pension plans: +8.2% vs. -8.7% for market ▪ Mutual funds[2]: -29.9% vs. -29.2% for market ▪ Technical reserves[3]: +1.6% vs. 1.9% for market
Non-Life Combined Ratio	≤ 97%	▪ 93.9%
EPS	Obtain growing earnings and dividends per share	▪ EPS: +4.3% (+10.1% excluding extraordinary items and investment losses) ▪ DPS: +15.4%
Expense Ratio	Constant improvements both in Life ad Non-Life In Spain reduce the Non-Life ratio by 1p.p. in 2009 vs. 2006 (19.2%)	▪ 18.8% (-0.4 p.p.) in Spain

1) Source: UNESPA
2) Does not include managed portfolios
3) Technical reserves calculated under Spanish GAAP.

MAPFRE

Pending corporate reorganisations completed

Creation of MAPFRE FAMILIAR

- MAPFRE FAMILIAR was legally constituted at the end of 2008 with retroactive accounting effect from 1st January 2008
- The Unit comprises the business of the following former companies: MAPFRE AUTOMOVILES (Motor), MAPFRE SEGUROS GENERALES (General), MAPFRE CAJA SALUD (Health) and the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio

Reorganisation of COMMERCIAL INSURANCE OPERATING UNIT

- At the end of 2008 MAPFRE EMPRESAS (Commercial) absorbed MAPFRE AGROPECUARIA (Agricultural and Livestock) having previously transferred to MAPFRE FAMILIAR the retail business portfolio
- From 1st January 2009, the Global Risks and Credit & Surety businesses are managed by the INTERNATIONAL INSURANCE UNIT, with the COMMERCIAL INSURANCE UNIT focussing on the Industrial Risks and Agricultural and Livestock businesses
- Its is envisaged that during the current year the corporate operations required to split MAPFRE EMPRESAS into two independent companies, MAPFRE SEGUROS DE EMPRESAS and MAPFRE GLOBAL RISKS, will be carried out

MAPFRE

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Contacts

Diversified premiums and results, with a greater weight of the international business

MAPFRE

Premiums[1]



Reinsurance
11.8%
Non-Life
(Spain)
38.5%
Life
(Abroad)
5.4%
Non-Life
(Abroad)
27.8%
Life
(Spain)
16.5%

1) Aggregate figures

Contribution to consolidated results (%)

Segment	%	
Non Life Spain	68.7	Non Life 83.6
Non Life Abroad	14.9	
Life Spain	16.5	Life 19.4
Life Abroad	2.9	
Reinsurance	10.6	
Other / Consolidation adjustments	-13.6	

Volume growth in virtually all units

MAPFRE



Change in premiums (€ million)		Premiums € Mn.	Premiums % Var.
INTERNATIONAL OP. UNIT	872.7	1,119.4	+353.8%
MAPFRE AMÉRICA	687.2	3,607.9	+23.5%
LIFE	248.0	2,499.7	+11.0%
MAPFRE RE	177.4	1,778.6	+11.1%
MAPFRE FAMILIAR(1)	110.8	4,215.9	+2.7%
COMMERCIAL OP. UNIT(1)	37.9	1,613.6	+2.4%
ASSISTANCE(2)	-2.9	425.8	-0.7%

1) Figures for MAPFRE FAMILIAR in 2007 do not contain the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio, which is included in the COMMERCIAL INSURANCE UNIT
2) Income from premiums and services

Breakdown of premiums by distribution channel in Spain

MAPFRE

Agents and other channels[1]



1,281.1
5,615.0
6,896.1
+17.9%
+2.7%
+5.2%
LIFE
NON-LIFE
TOTAL

Bank channel[1]



1,218.6
214.5
1,433.1
+4.6%
-0.4%
+3.8%
LIFE
NON-LIFE
TOTAL

Million Euros

1) Gross written and accepted premiums

MAPFRE

Excellent combined ratios

Change in Non-life underwriting result
€ million


MAPFRE FAMILIAR(1)
42.1
INTERNATIONAL OP. UNIT
12.6
COMMERCIAL OP. UNIT(1)
6.9
-1.9
ASSISTANCE
-28.0
MAPFRE RE
-28.0
MAPFRE AMÉRICA

Non-life combined ratio (%)

	31.12.08	31.12.07
MAPFRE FAMILIAR(1)	88.8	89.5
INTERNATIONAL OP. UNIT	98.6	103.5
COMMERCIAL OP. UNIT(1)	88.2	88.6
ASSISTANCE	93.4	92.0
MAPFRE RE	95.5	91.6
MAPFRE AMÉRICA	103.7	102.8

1) Figures for MAPFRE FAMILIAR in 2007 do not contain the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio, which is included in the COMMERCIAL INSURANCE UNIT.

MAPFRE

Development of Non-life insurance results

Non-life Account

	2008	2007	% 08/07
Gross written and accepted premiums	10,890.8	9,292.5	17.2%
Underwriting result	558.7	575.8	-3.0%
Net financial and other non-technical income	640.1	528.9	21.0%
Result of Non-life business	1,198.8	1,104.7	8.5%
Loss ratio[1]	68.8%	68.0%	
Expense ratio[1]	25.1%	24.6%	
Combined ratio[1]	93.9%	92.6%	

Million Euros

1) Ratios as a % of net premiums earned
2) Before tax and minority interests
3) Figures differ slightly from those presented in the results to September 2008, due to the application of the average exchange rate USD/EUR for entire year 2008

Key points

- Premiums growth reflects:
  - the performance of the Property line in Spain
  - the integration of THE COMMERCE GROUP and the consolidation of GENEL SIGORTA and MVA during the entire year
- Confirmation of the solid combined ratio which includes:
  - the reduction of the expense ratio at MAPFRE FAMILIAR
  - the integration of THE COMMERCE GROUP and the consolidation of GENEL SIGORTA and MVA during the entire year, with a combined ratio above the average for the Group. Excluding these effects, the combined ratio would have been 93%
  - the effects of hurricane "Ike"
- Realisation gains of €20.9 million (€82.4 million in 2007)[2] at MAPFRE FAMILIAR and MAPFRE AMÉRICA
- Losses of €51.8 million[2][3] derived from the exposure to Lehman Brothers, Fannie Mae and Freddie Mac.

Development of Life assurance results

MAPFRE

Life Account

	2008	2007	% 08/07
Gross written and accepted premiums	3,414.0	3,018.0	13.1%
Underwriting and financial result	302.6	205.7	47.1%
Unrealised result from Unit-Linked products(1)	-37.7	-2.0	---
Result of Life business	264.9	203.7	30.0%

Million Euros

Key points

- Premiums development reflects:
  - the notable performance of the Agents network where business volumes have increased 17.9%
  - the contribution of the bancassurance businesses
  - the growth in international business
- The excellent profitability of the Brazilian business
- The integration of UNION DUERO VIDA and DUERO PENSIONES and the consolidation during the entire year of BANKINTER VIDA, CCM VIDA Y PENSIONES and GENEL YAŞAM. Collectively these companies contributed:
  - €364.2 million in premiums
  - €26.6 million in results
- Losses of €9.4 million(2) arising from the exposure to securities issued by Lehman Brothers

1) This has a neutral impact on results, since it is compensated by a lower variation in technical reserves
2) Before tax and minority interests

MAPFRE

Development of results from Other Business Activities

Other Business Activities[1]

	2008	2007	% 08/07
Operating revenues	502.6	522.2	-3.8%
Operating expenses	-522.8	-446.9	17.0%
Net financial income	-14.8	-27.1	-45.4%
Results from minority interests	0.5	13.5	-96.3%
Other net revenues	-46.0	-4.4	---
Results from Other Business Activities	**-80.5**	**57.3**	

Million Euros

Key points

- Slowdown in the growth of revenues in non-insurance subsidiaries as a result of the economic crisis
- Increase in financial expenses due to the interest paid on syndicated loans and the subordinated bond issued in July 2007
- Appropriation of provisions of: €45.4 million (€15.4 million in the fourth quarter) for depreciation of property stocks at MAPFRE INMUEBLES; and €56 million derived form what is deemed to be a prudent management of the negative global economic environment

1) "Other Business Activities" include the non-insurance activities of the Group undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.

Key operating figures

MAPFRE


INTERNATIONAL OP. UNIT
MAPFRE FAMILIAR(1)
MAPFRE RE
MAPFRE AMÉRICA
COMMERCIAL OP. UNIT(1)
ASSISTANCE
LIFE
37.9
21.5
16.4
13.9
12.6
3.2
1.6

	Change in net results € million	Net results € Mn.	% Var.
INTERNATIONAL OP. UNIT	37.9	55.2	+319.0%
MAPFRE FAMILIAR[1]	21.5	503.9	+4.5%
MAPFRE RE	16.4	104.2	+18.7%
MAPFRE AMÉRICA	13.9	113.5	+14.0%
COMMERCIAL OP. UNIT[1]	12.6	114.5	+12.4%
ASSISTANCE	3.2	10.8	+42.1%
LIFE	1.6	148.8	+1.1%

1) Figures for MAPFRE FAMILIAR in 2007 do not contain the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio which is included in the COMMERCIAL INSURANCE UNIT.

Results

MAPFRE

	2008	2007	% 08/07
Result before tax and minority interests	**1,383.2**	**1,365.7**	**1.3%**
Taxes	-385.1	-389.6	-1.2%
Result after tax	**998.1**	**976.1**	**2.3%**
Result after tax from discontinued operations	-2.2	-4.0	-45.0%
Result for the year	**995.9**	**972.1**	**2.4%**
Result attributable to minority shareholders	-95.2	-241.0	-60.5%
Result attributable to the controlling Company	900.7	731.1	23.2%

Million Euros

Key highlights

- Non-recurring net results of €-50.5 million
- Decrease in the result attributable to minority shareholders as a consequence of the absorption of MAPFRE - CAJA MADRID HOLDING, partially offset by the result attributable to minority interests in the bancassurance JVs
- Reduction of the corporate tax rate in Spain (from 32.5% to 30%)

Internal cash generation has made it possible to reduce debt by €341 million in the fourth quarter

MAPFRE

Balance Sheet

	2008	2007	% 08/07
Goodwill	1,601.3	1,016.9	57.5%
Fixed assets	373.7	371.1	0.7%
Cash & equivalents	1,415.1	1,639.4	-13.7%
Investments & real estate	29,732.8	27,498.4	8.1%
Participation by reinsurance in technical reserves	2,565.8	2,146.1	19.6%
Other assets	6,000.7	4,955.0	21.1%
TOTAL ASSETS	41,689.4	37,626.9	10.8%
Shareholders' Equity	4,902.2	4,331.4	13.2%
Minority interests	814.2	1,283.0	-36.5%
Financial & subordinated debt	3,044.5	1,519.1	100.4%
Technical reserves	28,857.2	26,781.8	7.7%
- Life assurance reserves	16,677.6	16,584.3	0.6%
- Other technical reserves	12,179.6	10,197.5	19.4%
Reserves for risks and expenses	316.5	315.0	0.5%
Other liabilities	3,754.8	3,396.6	10.5%
TOTAL LIABILITIES	41,689.4	37,626.9	10.8%

Million Euros

Key points

- The variations in the Balance Sheet figures are due mainly to:
  - the consolidation of COMMERCE and the Life assurance and Pensions businesses of CAJA DUERO
  - the drawdown of syndicated loans for an amount of €1,500 million to fund the acquisition of THE COMERCE GROUP, of which €300 million were cancelled during the fourth quarter
  - the effect of the variations in exchange rates, mainly the appreciation of the US Dollar and the depreciation of the Brazilian Real
  - the reduction in value of some financial assets in the "Investments and real estate" line due to the volatility in the financial markets, which has been compensated by the growth of business volumes

A prudent investment policy

MAPFRE

Breakdown by asset class


Other investments
7.2%
Equities
2.3%
Mutual funds
2.4%
Cash
4.5%
Property
5.9%
€31,147.9 million
Corporate fixed income
45.6%
Government fixed income
32.1%

Diversified fixed income portfolio

By issuer


Other
14.9%
Government
41.4%
Financial institutions
43.7%

By guarantees


Other guarantees
3.3%
Ordinary
81.5%
ABS
1.6%
Subordinated
4.6%
Covered bonds
9.0%

By currency


Other currencies
4.5%
Euro
82.8%
Real
3.9%
US Dollar
8.8%

By S&P ratings


Unrated
0.8%
AAA
37.9%
BB or less
3.2%
BBB
5.8%
A
17.1%
AA
35.2%

Book Value as at 31.12.2008: €24,205.6 million

The changes in consolidated equity are testimony of MAPFRE's solid business model

MAPFRE

Statement of changes in equity

	2008	2007
BALANCE AS AT PRIOR YEAR END	5,614.4	5,054.3
Additions and deductions accounted for directly in equity		
Investments available for sale	-647.7	-524.9
Translation adjustments	-116.4	-35.5
Shadow accounting	153.2	411.5
TOTAL	-610.9	-148.9
Result for the period	995.9	972.1
Distribution of previous year's result	-203.1	-131.8
Interim dividend for the year	-219.1	-221.2
Other items	139.2	89.9
BALANCE AS AT PERIOD END	5,716.4	5,614.4

Million Euros

Key points

- Shareholders' equity has increased €102 million during the year, due to:
  - the success of the dividend reinvestment plan which has resulted in the addition of €150.2 million to equity
  - the increase in negative translation adjustments, due mainly to the depreciation of Latin American currencies and the Turkish Lira
  - the impact of the global financial crisis on the valuation adjustments reserve of assets available for sale
  - the accumulated result for the period
  - the subscription by CAJA MADRID of its corresponding share of two capital increases carried out by MAPFRE INTERNACIONAL for a total amount of €200 million

Financing structure

Capital structure 2008



Bank financing(1)
21.2%
Ordinary debt
5.3%
Hybrid debt
8.3%
Equity
65.2%
€8,760.8 million

Interest coverage[2]



89.2
89.2
92.3
51.5
15.4
67.9
53.5
44.6
32.8
12.4
2004
2005
2006
2007
2008
EBITDA interest coverage excluding operating debt (x)
EBITDA interest coverage including operating debt (x)

Leverage[2]



10.3%
11.0%
12.4%
18.8%
31.4%
7.3%
6.2%
6.1%
13.4%
26.5%
2004
2005
2006
2007
2008
Leverage financial debt
Leverage operating debt

1) Includes a Senior syndicated revolving credit facility of €500 million, 3 months Euribor + 14 b.p., maturity 18/06/2014, of which €200 million were drawn down as at year end, and a Senior syndicated loan of €1,000 million, Euribor + 25 b.p., maturity 18/12/2009
2) The data used to calculate these ratios can be found in the Appendix

During the last quarter MAPFRE has reduced its net debt by more than €400 million euros

MAPFRE

Net debt as at 31.12.2008



665.9
713.4
200.0
176.4
286.8
1,002.0
(1,415.1)
1,629.4
During the 4th quarter €300 million has been amortised using internal Group funds
Operating debt from subsidiaries
Subordinated debt - 7/2017
Syndicated loan - 6/2014
Senior debt COMMERCE - 12/2013
Senior debt MAPFRE S.A. - 7/2011
Bridge loan - 12/2009
Cash and equivalents
NET DEBT

Million Euros

MAPFRE

- Key highlights
- Consolidated financial information
- **Business development**
- Appendix
- Contacts

MAPFRE

MAPFRE FAMILIAR: initiatives in place

A new structure ...

- During 2008 the unit has gone from a company focus (Motor, General, Health) to a structure based on the different needs of MAPFRE customers. The new business lines at MAPFRE FAMILIAR are:
  - Motor
  - Property
  - Health, Accident and Burial

... to develop the untapped business potential

- Specific cross-selling initiatives
- Launch of innovative products
- Review of offerings in order to facilitate a higher cross sell of products
- Quality differentiation through the offer of new services
- Specific advertising campaigns

MAPFRE FAMILIAR – key figures

Business activity indicators



Gross written and ccpeted premiums
4,105.1
+2.7%
4,215.9
2007
2008
Underwriting result
417.1
+10.1%
459.2
2007
2008
Net financial income
256.5
-19.2%
207.2
2007
2008
Net result
482.4
+4.5%
503.9
2007
2008

Million Euros

Profitability indicators



Combined Ratio
89.5%
-0.7p.p.
88.8%
18.7%
-0.4 p.p.
18.3%
70.8%
-0.3 p.p.
70.5%
2007
2008
■ Siniestralidad ■ Gastos
ROE
34.9% (1)
37.2%
2007
2008

Note: The effect of the incorporation of the AGRICULTURAL AND LIVESTOCK business has contributed €53.6 million in premiums and increased the net result of 2008 by €5.2 million

1) ROE for 2007 has been calculated using year end 2007 shareholder's equity (instead of the average for the year)

MAPFRE FAMILIAR - information by business line

Premiums growth



Motor
2,558.3
-0.9%
2,535.3
2007
2008
Property
757.8
+12.3%
850.9
2007
2008
Health, Accident & Burial
789.0
+5.2%
829.7
2007
2008

Million Euros

Combined ratio



Motor
90.8%
-0.9 p.p.
89.9%
16.4%
15.0%
74.4%
74.9%
2007
2008
Property
82.3%
=
82.3%
24.7%
25.2%
57.6%
57.1%
2007
2008
Health, Accident & Burial
91.0%
+0.5 p.p.
91.5%
20.8%
22.8%
70.2%
68.7%
2007
2008
Loss ratio
Expense ratio

MAPFRE FAMILIAR:
Key highlights

MAPFRE

Growth in premiums	○ The increase in premiums reflects: – the decline of 0.9% in Motor, more moderate than that for the rest market which declined 1.9%[1]. At year end, MAPFRE insured 6,037,000 vehicles in Spain – the growth of the Property line, which reflects the notable sales performance of the Homeowner and Multi-peril insurance lines
Variation in combined ratio	○ The improvement reflects: – the moderation of growth in the loss experience as a result of lower frequency, which has largely compensated for cost inflation; – the reduction of internal expenses
Net financial income	○ Includes realisation gains from the sale of property of €18.5 million, before tax (€44 million in 2007), as well as a €14.7 million loss before tax, from fixed income securities issued by Lehman Brothers. The losses incurred in fixed income and equities have not been of an especially significant amount and have been almost totally offset with gains from instruments of a similar nature

1) Own calculation based on preliminary figures published by UNESPA on 29th January 2009. Market growth estimated by eliminating the figures for MAPFRE.

Commercial Insurance Operating Unit – key figures

MAPFRE

Business activity indicators



Gross written and accepted premiums(1)
+2.4%
1,575.7
1,613.6
253.6
126.0
564.1
632.0
197.1
156.6
620.8
639.1
Agricultural
C & S
G. Risks
Industrial
2007
2008
Underwriting result
+8.3%
82.9
89.8
2007
2008
Net financial income
-0.1%
69.7
69.6
2007
2008
Net result
+12.4%
101.9
114.5
2007
2008

Profitability indicators



Combined Ratio
-0.4 p.p.
88.6%
88.2%
-0.7 p.p.
+0.3 p.p.
22.3%
21.6%
66.3%
66.6%
2007
2008
Loss ratio
Expense ratio
ROE
-1.1 p.p.
24.4%
23.3%
2007
2008

Million Euros

Note: 2007 includes all of the AGRICULTURAL AND LIVESTOCK business
2008 includes that part of the AGRICULTURAL AND LIVESTOCK business which was not transferred to MAPFRE FAMILIAR
The effect of the incorporation of these businesses in the Net Result of 2007 and 2008 has been €15.4 million and 13.1 million, respectively

Commercial Insurance Operating Unit: Key highlights

MAPFRE

Growth in premiums	▫ The increase in premiums reflects the good performance of the Global Risks (international business) and the Credit lines, which have mitigated the slowdown in demand from the construction sector in Spain, especially in the Engineering and Third-party Liability lines
Loss ratio	▫ The low loss experience of the Industrial risks line has made it possible to mitigate the increase in the Credit Insurance line, which nevertheless remains below the average for the Spanish market
Expense ratio	▫ The reduction in the expense ratio reflects the outcome of the cost reduction initiatives in the direct insurance business
Net financial income	▫ Reflects: – higher amount of investments; – net realisation losses of €3 million before taxes, which include a €6 million loss from fixed income securities issued by Lehman Brothers. In 2007, net realisation gains before tax amounted to €14 million

Non-life business in Spain: Key operating figures

	Revenues	% Var.	Net result	% Var.	Expense ratio[1] 2008	Expense ratio[1] 2007	Combined ratio[1] 2008	Combined ratio[1] 2007
MAPFRE FAMILIAR[2]	**4,923.5**	5.2%	**503.9**	4.5%	**18.3%**	18.7%	**88.8%**	89.5%
COMMERCIAL INSURANCE[3]	**1,782.9**	3.5%	**114.5**	12.4%	**21.6%**	22.3%	**88.2%**	88.6%
NON LIFE BUSINESS IN SPAIN[2]	6,706.4	4.7%	618.4	5.9%	18.8%	19.2%	88.7%	89.3%

Million Euros

New improvement in the combined ratio, which highlights MAPFRE leadership in technical underwriting in Spain

1) Ratios as a % of net premiums earned
2) Consolidated figures for MAPFRE FAMILIAR
3) Figures for MAPFRE FAMILIAR in 2007 do not contain the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio customers, which is included in the COMMERCIAL INSURANCE UNIT

Non Life business in Spain: Combined ratio below market average[1]

Non-Life non Motor



93.5%
92.3%
91.4%
92.4%
95.0%
94.3%
93.0%
94.2%
93.9%
95.2%
94.7%
92.3%
89.9%
89.2%
89.2%
88.0%
87.8%
89.7%
87.8%
87.1%
86.6%
87.5%
7.2 p.p.
3M06
6M06
9M06
12M06
3M07
6M07
9M07
12M07
3M08
6M08
9M08

Motor



96.2%
95.7%
94.0%
94.4%
95.6%
95.1%
94.5%
94.9%
92.6%
94.2%
94.6%
95.8%
93.4%
92.8%
92.0%
90.2%
90.6%
89.8%
91.3%
91.0%
90.6%
89.1%
5.5 p.p.
3M06
6M06
9M06
12M06
3M07
6M07
9M07
12M07
3M08
6M08
9M08
Combined ratio MAPFRE
Combined ratio SECTOR excluding MAPFRE

1) Figures as at 30.9.2008. Source: own calculations using ICEA data

Life assurance operating unit: Key events of 2008

MAPFRE

During 2008 the market environment for Life and Savings products has been characterised by:

- Flat and declining interest rate curve, with highly volatile markets;
- Historical corrections in stock markets;
- Strong competition for funds from the banking sector;
- Liquidity crisis, which has resulted in bankruptcies and rescues of financial and insurance companies, as well as in the loss of confidence by savers in the financial system

The Life unit has had the following performance:

- Life technical reserves[1]: +1.6%, versus +1.9% for the market;
- Written and accepted premiums: +11.0% versus +15.2% for the market;
- Mutual funds[2]: -29.9% versus -29.2% for the market;
- Pension funds: +8.2% versus -8.7% for the market

During the year, the Unit took over management of UNIÓN DUERO VIDA and DUERO PENSIONES, whose funds under management amounted to €924.4 million as at 31.12.2008

1) Technical reserves calculated under Spanish GAAP (PCEA)
2) Excludes managed portfolios

Life Assurance Operating Unit – key figures

MAPFRE

Business activity indicators


Gross written and accepted premiums
2,251.7
+11.0%
2,499.7
2007
2008
Underwriting and financial result
152.4
21.1%
184.5
2007
2008
Gross result
214.2
+15.6%
247.7
2007
2008
Net result
147.2
+1.1%
148.8
2007
2008

Million Euros

Profitability indicators


Expense ratio
0.89%
+0.03 p.p
0.92%
2007
2008
ROE
20.4%
-3.5 p.p.
16.9%
2007
2008

Life Assurance Operating Unit: Key highlights

MAPFRE

Growth in results

- The evolution of premiums reflects:
  - solid growth in the agents channel, thanks to the launch of new products, larger sales of retail single premium savings products and an increase in the winning of PPA's (Insured Pension Plans)
  - the contribution of the bancassurance channel where the good performance of Life protection premiums is of noteworthy mention:
  - the winning of large corporate operations for €56.2 million
  - the integration of UNIÓN DUERO VIDA from 1st July 2008
- The performance of the Unit's results reflects:
  - the reorganisation of the alliance with CAJA MADRID, which has generated a non-recurrent gain of €32.6 million and reduced the weight of minorities

    a loss of €9.4 million before tax from fixed income securities issued by Lehman Brothers
  - the integration of UNIÓN DUERO VIDA and DUERO PENSIONES
  - the consolidation of BANKINTER VIDA and CCM VIDA Y PENSIONES during the entire year

Growth in funds under management

- The development of funds under management reflects:
  - the integration of UNION DUERO VIDA and DUERO PENSIONES
  - the solid performance of new business volumes in personal pension plans
  - the increase in redemptions and maturities in Life assurance products and in withdrawals from mutual funds
  - the reduction in unrealised gains

MAPFRE

Life Assurance Operating Unit: Breakdown of premiums[1]

	2008	2007	% 08/07
Regular Premiums	448.2	399.6	12.2%
- Agents and other channels	349.5	357.5	-2.2%
- Bank channel - CAJA MADRID	24.8	26.1	-4.9%
- Bank channel - Other[2]	73.9	16.0	—
Single Premiums	1,716.9	1,544.4	11.2%
- Agents and other channels	778.3	574.9	35.4%
- Bank channel - CAJA MADRID	716.3	820.8	-12.7%
- Bank channel - Other[2]	222.3	148.7	—
Life premiums - Savings	2,165.1	1,944.0	11.4%
Life Premiums - Protection	334.6	307.7	8.8%
- Agents and other channels	153.4	154.4	-0.6%
- Bank channel - CAJA MADRID	121.4	131.3	-7.6%
- Bank channel - Other[2]	59.8	22.0	—
TOTAL PREMIUMS	2,499.7	2,251.7	11.0%
Agents and other channels	1,281.2	1,086.8	17.9%
Bank channel	1,218.5	1,164.9	4.6%

Million Euros

By type of premium



Life - Protection
13.4%
Life - Savings
86.6%

By distribution channel



Bank channel
Others
14.2%
Bank channel
CAJA MADRID
34.5%
Agents channel
and others
51.3%

1) Figures do not include the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Figures for 2007 include BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards. In addition to these, figures for 2008 also include UNIÓN DUERO VIDA, consolidated from 1.7.2008

Life Assurance Operating Unit: Breakdown of funds under management(1)

	2008	2007	% 08/07
Regular premiums insurance	4,368.8	4,460.1	-2.0%
- Agents channel and others	3,681.2	3,934.2	-6.4%
- Bank channel - CAJA MADRID	298.4	339.9	-12.2%
- Bank channel - Other(2)	389.1	186.0	109.2%
Single-premiums insurance	10,874.5	10,669.0	1.9%
- Agents channel and others	5,198.4	4,905.7	6.0%
- Bank channel - CAJA MADRID	4,456.6	4,647.7	-4.1%
- Bank channel - Other(2)	1,219.5	1,115.5	9.3%
Life assurance - Protection	278.6	240.3	15.9%
- Agents channel and others	238.7	211.4	12.9%
- Bank channel - CAJA MADRID	29.7	19.7	50.8%
- Bank channel - Other(2)	10.2	9.3	9.7%
Mathematical reserves	15,521.9	15,369.4	1.0%
Other reserves	403.7	361.0	11.8%
- Agents channel and others	218.8	215.2	1.7%
- Bank channel - CAJA MADRID	136.9	113.1	21.0%
- Bank channel - Other(2)	47.9	32.6	46.9%
TOTAL TECHNICAL RESERVES	15,925.7	15,730.3	1.2%
Mutual funds and managed portfolios	2,655.0	4,038.0	-34.2%
Pension funds	3,414.7	3,155.2	8.2%
> MAPFRE INVERSIÓN	1,474.0	1,628.2	-9.5%
- Individual system	1,300.0	1,435.3	-9.4%
- Employers' system	174.0	192.9	-9.8%
> Other(2)	1,940.7	1,526.9	27.1%
TOTAL MANAGED SAVINGS	21,995.3	22,923.5	-4.0%

Million Euros

By type of business



Pension funds
15.5%
Mutual funds
12.1%
Other provisions
1.8%
Life assurance - Protection
1.3%
Regular premiums
19.9%
Single premiums
49.4%

By distribution channel



Bank channel Others
16.4%
Bank channel CAJA MADRID
22.4%
Agents channel and others
61.2%

1) Figures do not contain the agency in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Figures for 2007 include BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards. In addition to these figures for 2008 also include UNIÓN DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

Life Assurance Operating Unit: Change in funds under management[1]

	2008	2007
IFRS technical reserves [2]	**-223.7**	**-81.5**
> Variation under Spanish GAAP [3]	-193.8	604.8
- Agents channel and others	146.4	169.1
- Bank channel - CAJA MADRID	-220.4	439.6
- Bank channel - Other[4]	-119.8	-3.9
Pension funds	**-299.5**	**273.0**
> Net sales	49.4	172.3
- Agents channel and others	-21.4	99.6
- Bank channel - Other[4]	70.8	72.7
Mutual funds and managed portfolios	**-1,383.0**	**260.7**
> Net sales	-540.3	-142.2

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates
3) Variation of technical reserves for each year calculated under PCEA (Spanish GAAP)
4) Figures for 2007 include BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007 onwards. In addition to these, figures for 2008 also include these companies, in addition to UNIÓN DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

MAPFRE AMÉRICA:
Key events of 2008

MAPFRE

- Completion of the merger of MAPFRE AMÉRICA VIDA into MAPFRE AMÉRICA, with accounting effect from 1st January 2008
- Completion of the regional network expansion plan, having reached 2,002 points of sale
- Acquisition of 58.2% of ATLAS COMPAÑÍA DE SEGUROS (Ecuador) and 100% of VIDA SEGURADORA (Brazil)
- MAPFRE continues to consolidate its position as the leading Non-Life insurance company in Latin America with a market share of 6.1%[1]
- MAPFRE was voted, for the third consecutive year, the best insurance company in Latin America by the "Reactions" magazine, part of the Euromoney group

1) According to the latest information available (2007). Source: FUNDACIÓN MAPFRE (ICS).

MAPFRE AMÉRICA:
Completion of the regional expansion plan

MAPFRE

- The Unit has completed its regional expansion plan on schedule:
  - During the year, 112 branches have been opened, thereby achieving 2,002 points of sale by year end 2008
  - The direct distribution network has grown fivefold in the last 8 years

- Business development will benefit from:
  - the growth in business volumes intermediated by the agency network, which will result in a stricter control of costs
  - greater loyalty from customers and sales force
  - portfolio of business with a greater weight of retail customers
  - more balanced distribution network with a larger proportion of the tied agency network, which already represents 40% of premiums written (14% in 2004)

- MAPFRE will continue consolidating its collaboration with brokers, as well as seeking new distribution agreements with banks and retail outlets

A balanced distribution network[1]



Other distribution agreements
9.0%
Tied agency network
39.9%
Car dealerships
4.3%
Banks and financial institutions
14.6%
Non-tied agents and brokers
32.2%

1) Market share of written premiums by channel. Figures as at September 2008. This information is shown purely for illustrative purposes.

MAPFRE AMERICA – key figures

Business activity indicators



Gross written and accepted premiums
+23.5%
2,920.7
2,292.4
628.3
Non-Life
Life
3,607.9
2,835.9
772.0
2007
2008
Underwriting and financial result
+22.6%
149.0
182.6
2007
2008
Gross result
+28.0%
140.7
180.1
2007
2008
Net result
+14.0%
99.6
113.5
2007
2008

Million Euros

Profitability indicators



Combined Ratio
+0.9 p.p.
102.8%
103.7%
-0.1 p.p.
36.2%
36.1%
+1.0 p.p.
66.6%
67.6%
2007
2008
Loss ratio
Expense ratio
ROE
+0.4 p.p.
9.8%
10.2%
2007
2008

MAPFRE AMERICA:
Key highlights

MAPFRE

Growth in premiums	▫ The solid growth (despite the depreciation of the main currencies in the region) has come from the Motor, Health and Workmen Compensation lines ▫ Growth of business in Mexico and Brazil reflects the non-renewal of some corporate accounts
Underwriting and financial result	▫ The increase in the underwriting and financial result reflects: – the increase in the loss ratio in the Health insurance line in Puerto Rico and Venezuela, as well as in the Motor insurance lines in Argentina, Chile and Colombia – the outcome of the cost containment initiatives – the upward trend of interest rates throughout the region – a realisation gain of €13 million before tax arising from the sale of the corporate headquarters in Argentina
Net result	▫ The development of the net result reflects: – the growing weight of the Brazilian business, which since January 2008 is taxed at 40% – the growth of those subsidiaries with minority interests

MAPFRE AMERICA:
Premiums and results by country

MAPFRE

COUNTRY	PREMIUMS 2008	PREMIUMS 2007	PREMIUMS % 08/07	PREMIUMS Local Currency % 08/07	RESULTS (1) 2008	RESULTS (1) 2007	RESULTS (1) % 08/07	RESULTS (1) Local Currency % 08/07
BRAZIL (2)	**1,419.4**	1,190.9	19.2%	20.5%	**115.8**	73.4	57.8%	59.4%
VENEZUELA	**483.9**	306.3	58.0%	66.0%	**28.2**	44.3	-36.3%	-33.1%
MEXICO	**392.3**	387.6	1.2%	10.9%	**17.4**	11.3	54.0%	69.0%
ARGENTINA	**378.9**	310.9	21.9%	31.2%	**18.8**	5.4	—	—
PUERTO RICO	**318.0**	276.7	14.9%	22.5%	**13.4**	16.3	-17.8%	-12.6%
OTHER COUNTRIES (3)	**615.4**	448.3	37.3%	—	**11.3**	0.0	—	—
Holding and consolidation adjustments	—	—	—	—	**-24.8**	-10.0	—	—
MAPFRE AMERICA	3,607.9	2,920.7	23.5%	—	180.1	140.7	28.0%	—

Million Euros

Key events

- Results from Venezuela in 2007 include a realisation gain of €13 million before taxes, from the sale of a building
- The reduction in the results from Puerto Rico is due to the increase in the volumes of Health insurance, which is experiencing a comparatively higher loss experience

1) Before taxes and minority interests
2) Figures for Brazil for 2008 include the following data for MAPFRE NOSSA CAIXA: premiums: €173.5 million (€140.3 million in 2007); result before taxes and minority interests €57 million (€26.8 million in 2007)
3) Includes Chile, Colombia, Ecuador, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay

International Operating Unit[1] – key figures

Business activity indicators


Gross written and accepted premiums
246.7
1,119.4
2007
2008
Underwriting and financial result
-6.6
2007
-9.6
2008
Financial result
35.0
97.9
2007
2008
Net result
17.3
55.2
2007
2008

Profitability indicators


Combined Ratio
103.5%
26.4%
77.1%
98.6%
27.3%
71.3%
2007
2008
Loss ratio
Expense ratio
ROE
n.a.
3Q07-3Q08: capital increases of €1,947 million
4.9%
2007
2008

Million Euros

1) Figures include GENEL SIGORTA (consolidated from 30.9.2007) and THE COMMERCE GROUP (consolidated from 31.5.2008)

International Operating Unit: key highlights

MAPFRE

New subsidiaries

- The variation in the results of the Unit mainly reflects the impact of the consolidation of GENEL SIGORTA (from 30.9.2007) and THE COMMERCE GROUP (from 31.5.2008)

THE COMMERCE GROUP

- Highlights:
  - the decline in premiums in an environment of tariff reductions, in line with initial estimates at the moment of acquisition
  - slight increase in the loss experience due to the adverse weather experience in North-eastern USA in the last quarter. Excluding extraordinary items (€25.1 million), the combined ratio would have been 94.4% (vs. 93.4% in 2007)
  - effect of markets volatility on the financial result, which includes losses of €29.4 million before tax from securities issued by Lehman Brothers, Fannie Mae and Freddie Mac
  - the increase in the effective tax rate, as losses on the investment portfolio are not entirely tax deductible

GENEL SIGORTA

- Highlights:
  - strong price competition, which has resulted in an increase in the loss experience, especially in Motor insurance
  - the favourable development of translation differences due to the depreciation of the Turkish Lira (especially intense in the last quarter), since part of GENEL SIGORTA's investment portfolio is invested in securities denominated in US Dollars and Euros

International Operating Unit:
Premiums and results by country

MAPFRE

COUNTRY	PREMIUMS 2008	PREMIUMS 2007	PREMIUMS % 08/07	RESULTS [1] 2008	RESULTS [1] 2007	RESULTS [1] % 08/07
USA	**721.6**	14.6	—	**14.2**	0.7	—
- THE COMMERCE GROUP	**705.4**	---	---	**13.7**	---	—
- MAPFRE USA	**16.2**	14.6	11.0%	**0.5**	0.7	---
TURKEY	**232.1**	62.9	—	**59.2**	11.0	—
PORTUGAL	**143.9**	148.0	-2.8%	**8.5**	9.6	-11.5%
PHILIPPINES	**21.8**	21.2	2.8%	**3.2**	2.3	39.1%
Holding and consolidation adjustments	—	—	—	**14.6**	0.3	—
INTERNATIONAL OPERATING UNIT	1,119.4	246.7	353.8%	99.7	23.9	316.9%

Million Euros

1) Before taxes and minority interests. Figures for the INTERNATIONAL OPERATING UNIT for both years includes MAPFRE SEGUROS GEARIS and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS

MAPFRE

THE COMMERCE GROUP: integration

Organisation	Appointment of a new COO named, coming from MAPFRE
	During 2009 MAPFRE USA and MAPFRE FLORIDA with start to be integrated within the COMMERCE structure
	The Investments, Risk Management and Human Resources areas are being aligned with MAPFRE's functional model. Audit alignment has been completed.
	Management Information System aligned with MAPFRE standards
Systems	Diagnostic analysis of all of the COMMERCE Group's Information Systems carried out
	Decision to install SAP (accounting and management module), with support from a specifically assigned technical support team
Distribution	AAA agreements to be developed outside of Massachusetts
	Opportunities to optimise the distribution model will de analysed

MAPFRE

GENEL SIGORTA: integration

Organisation	Audit and Reinsurance areas have been aligned with MAPFRE's functional model; Risk Management and Human Resources are being aligned
	Management Information System aligned with MAPFRE standards
Systems	Diagnostic and needs analysis of GENEL SIGORTA's Information Systems carried out
	Implementation MAPFRE's systems started
Marketing & Distribution	MAPFRE's brand and logo to be added to the GENEL SIGORTA and GENEL YAŞAM brands
	Current distribution network being consolidated
	Analysis of regional development opportunities under way
	During 2009, a Business Plan for the development of the Global Risks business in Turkey will be prepared

MAPFRE RE: Key events of 2008

MAPFRE RE has continued to consolidate its position among the top 20 reinsurers in the world, thanks to:

- strong demand by non-MAPFRE Group companies seeking to diversify their cessions towards reinsurers with a solid financial position
- sustained growth of Group business, which has been reinforced by the integration of THE COMMERCE GROUP and GENEL SIGORTA

In a particularly difficult market environment, MAPFRE RE has achieved positive cash flows, results and equity growth, as a result of:

- the maintenance of a strict underwriting policy
- an effective risk management system, which has allowed to keep the loss experience within reasonable levels and to avoid significant losses on the investment portfolio

MAPFRE RE

Business activity indicators



Gross written and accepted premiums
123.2
1,601.2
1,477.9
+11.1%
1,778.6
123.9
1,654.7
Life
Non-life
2007
2008
Underwriting result
73.5
-27.8%
53.1
2007
2008
Financial result
67.2
+45.1%
97.5
2007
2008
Net result
87.8
+18.7%
104.2
2007
2008

Million Euros

Profitability indicators



Combined Ratio
+3.9pp
91.6%
95.5%
-1.2pp
31.6%
30.4%
+5.1p.p
60.0%
65.1%
2007
2008
Loss ratio
Expense ratio
ROE
+1.4pp
12.8%
14.2%
2007
2008

MAPFRE RE:
Key highlights

MAPFRE

Growth in premiums	○ Growth came from the winning of new business from non-Group customers in Europe, Asia and Latin America, as well as the increase in cessions from the Group, and especially from MAPFRE AMÉRICA and MAPFRE INTERNACIONAL
Combined ratio	○ Loss ratio remains at reasonable levels, despite an increase stemming from the higher frequency of non-catastrophic claims. Catastrophe claims have stayed at the same level as the previous year ○ The expense ratio has fallen thanks to the containment of administration costs and the expansion of the non-proportional lines, which has reduced the amount of commissions paid
Financial result	○ This reflects: – gains from translation differences (+€27.8 million in 2008 vs. -€12 million in 2007) – higher interest rates in the first half of the year – realisation losses amounting to €9.3 million, which include a €1.7 million loss before tax from securities issued by Lehman Brothers

MAPFRE RE:
Renewal campaign January 2009

MAPFRE

The renewal campaign has been characterised by:

- the continued demand for MAPFRE RE's capacity by cedents
- positive trend in pricing, as a result of the reduction in the capacity of the reinsurance market, which has been restrained by the aggressive commercial policies adopted by some reinsurers

Accepted business volumes are expected to increase by more than 10% in January, thanks to the winning of new business and to larger shares in the existing portfolio, despite the cancellation of several large contracts which did not meet the minimum profitability hurdles

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Contacts

Distribution network in Spain – 2008

MAPFRE

MAPFRE Network 3,243



GALICIA
216
78
ASTURIAS
51
CANTABRIA
154
BASQUE COUNTRY
54
NAVARRE
LA RIOJA
21
CASTILLE LEÓN
230
CATALONIA
400
ARAGÓN
90
MADRID
262
BALEARIC ISLANDS
53
VALENCIA
400
CASTILLE LA MANCHA
253
EXTREMADURA
129
MURCIA
95
ANDALUSÍA
622
CANARY ISLANDS
130
CEUTA
3
MELILLA
2

Organisational chart


MAPFRE S.A.
100%
MAPFRE FAMILIAR
100%
MAPFRE VIDA
100%
MAPFRE EMPRESAS
88.9%
MAPFRE AMÉRICA
87.5%
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
91.5%
MAPFRE RE
100%
MAPFRE ASISTENCIA
OTHER BUSINESSES
INSURANCE IN SPAIN
INSURANCE ABROAD

Contribution of recent acquisitions

Acquisitions	2008
Contributed gross written and accepted premiums	1,293.4
Contribution to the net attributable result	40.6
Interest paid on subordinated debt and syndicated loans	-81.3

Million Euros

MAPFRE

Key quarterly consolidated figures

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Non-life gross written and accepted premiums	2,751.9	2,249.5	2,057.4	2,233.7	3,137.1	2,556.5	2,661.3	2,535.9
Life gross written and accepted premiums	637.0	738.5	933.4	709.1	915.3	728.5	669.4	1,100.8
Total gross written and accepted premiums	3,388.9	2,988.0	2,990.8	2,942.8	4,052.4	3,285.0	3,330.7	3,636.7
Net result	169.7	165.9	169.6	225.9	286.3	243.1	186.2	235.6
Earnings per share (Euro cents)	7.44	7.27	7.43	9.90	10.67	9.06	6.93	8.72

Million Euros

MAPFRE

Reconciliation of earnings per share(1)

Earnings per share		1Q 07	2Q 07	3Q 07	4Q 07	1Q 08	2Q 08	3Q 08	4Q 08
As reported									
Cumulative EPS					32.13				—
Quarterly EPS		7.46	7.29	7.45	9.93	10.70	9.08	6.95	—
Adjusted	(Factor)	0.9974	0.9974	0.9974	0.9974	0.9974	0.9974	0.9974	(*)
Cumulative EPS - adjusted					**32.05**				**33.50**
Quarterly EPS - adjusted		**7.44**	**7.27**	**7.43**	**9.90**	**10.67**	**9.06**	**6.93**	**6.84**

Euro cents

Theoretical value of share ex-rights: [(2.47 x 39) + (2.21 x 1)] / (39+1)	2.46
Adjustment factor: (2.46 / 2.47)	0.9974
Where:	
Share price on last day of subscription period (28th November)	2.47
Issue price	2.21
Number of shares prior to capital increase	39
Number of new shares	1

(*) Number of shares - adjusted weighted average [(a) + (b)]	2,688,575,237
(a) 1 Jan - 3 Dec (338/366) x (No. shares before capital increase / correction factor)	2,478,588,068
(b) 4 Dec - 31 Dec (28/366) x (No. Shares after capital increase)	209,987,169
Where:	
No. shares before capital increase:	2,676,851,956
No. of newly issued shares (4 Dec):	67,980,331
No. shares after capital increase:	2,744,832,287

1) In accordance with IAS 33, the earning per share calculation has been adjusted for the previous years to take into account the effect of the value of the rights associated with the capital increase carried out in connection with the dividend reinvestment plan of November 2008

MAPFRE

Consolidated income statement

	2008	2007	% 08/07
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	10,890.8	9,292.5	17.2%
Premiums earned, net of ceded and retroceded reinsurance	9,192.9	7,710.3	19.2%
Net claims incurred and variation in other technical provisions	-6,326.6	-5,241.5	20.7%
Operating expenses, net of reinsurance	-2,224.4	-1,809.4	22.9%
Other technical income and expenses	-83.2	-83.6	-0.5%
Technical Result	**558.7**	**575.8**	**-3.0%**
Net fin'l. income and other non-technical income and expenses	640.1	528.9	21.0%
Result of Non-life business	**1,198.8**	**1,104.7**	**8.5%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,414.0	3,018.0	13.1%
Premiums earned, net of ceded and retroceded reinsurance	3,280.2	2,895.8	13.3%
Net claims incurred and variation in other technical provisions	-3,487.3	-2,980.5	17.0%
Operating expenses, net of reinsurance	-481.8	-413.6	16.5%
Other technical income and expenses	-7.7	-11.9	-35.3%
Technical Result	**-696.6**	**-510.2**	**36.5%**
Net financial income and other non-technical income	999.2	715.9	39.6%
Unrealised gains and losses in Unit-Linked products	-37.7	-2.0	—
Result of Life business	**264.9**	**203.7**	**30.0%**
OTHER BUSINESS ACTIVITIES			
Operating income	502.6	522.2	-3.8%
Operating expenses	-522.8	-446.9	17.0%
Other income and expenses	-60.3	-18.0	—
Results from other business activities	**-80.5**	**57.3**	**—**
Result before tax and minority interests	**1,383.2**	**1,365.7**	**1.3%**
Taxes	-385.1	-389.6	-1.2%
Result after tax	**998.1**	**976.1**	**2.3%**
Result after tax from discontinued operations	-2.2	-4.0	-45.0%
Result for the year	**995.9**	**972.1**	**2.4%**
Result attributable to minority shareholders	-95.2	-241.0	-60.5%
Result attributable to the controlling Company	**900.7**	**731.1**	**23.2%**

	2008	2007
Non-life loss ratio(1)	68.8%	68.0%
Non-life expense ratio(1)	25.1%	24.6%
Non-life combined ratio(1)	**93.9%**	**92.6%**

Million Euros

1) Ratios as a % of net premiums earned

Profit breakdown by units and companies

MAPFRE

	Net Result	Minority interests	Contribution to consolidated result 2008 € Million	%	Contribution to consolidated result 2007 € Million	%
INSURANCE ACTIVITIES						
LIFE AND SAVINGS(1)	148.8		**148.8**	16.5%	75.0	10.3%
MAPFRE FAMILIAR(2)	503.9		**503.9**	55.9%	394.5	54.0%
COMMERCIAL INSURANCE(2)	114.5		**114.5**	12.7%	59.7	8.2%
OTHER ACTIVITIES						
MAPFRE INMUEBLES	-32.5		**-32.5**	-3.6%	16.3	2.2%
MAPFRE QUAVITAE	-0.2	0.1	**-0.1**	0.0%	0.2	0.0%
BANCO DE S.F. CAJA MADRID - MAPFRE			**0.3**	0.0%	3.2	0.4%
Other companies and consolidation adjustments					-1.4	---
COMPANIES OPERATING MAINLY IN SPAIN			734.9	81.6%	547.6	74.9%
MAPFRE AMÉRICA(3)	113.5	-12.6	**100.9**	11.2%	88.5	12.1%
MAPFRE RE	104.2	-8.9	**95.3**	10.6%	80.3	11.0%
ASSISTANCE OPERATING UNIT	10.8		**10.8**	1.2%	7.6	1.0%
INTERNATIONAL OPERATING UNIT(4)	55.2	-6.8	**48.4**	5.4%	17.2	2.4%
COMPANIES OPERATING MAINLY ABROAD			255.4	28.4%	193.6	26.5%
Other companies and consolidation adjustments			**-89.6**	-9.9%	-10.1	-1.4%
MAPFRE S.A.			900.7	100.0%	731.1	100.0%

Million Euros

1) Includes BANKINTER VIDA CCM VIDA Y PENSIONES, UNIÓN DUERO VIDA and DUERO PENSIONES
2) Figures for MAPFRE FAMILIAR in 2007 do not contain the AGRICULTURAL AND LIVESTOCK UNIT's portfolios of business related to retail customers, which are included in the COMMERCIAL INSURANCE UNIT
3) 2007 figures include MAPFRE AMERICA VIDA, which was absorbed by MAPFRE AMERICA with retroactive accounting effect from 1st January 2008
4) Includes THE COMMERCE GROUP, MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA and the business in Portugal

MAPFRE

Expense and loss ratios

COMPANY	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
	2008	2007	2008	2007	2008	2007
MAPFRE S.A. consolidated	25.1%	24.6%	68.8%	68.0%	93.9%	92.6%
Companies operating primarily in Spain						
MAPFRE FAMILIAR[4]	**18.3%**	18.7%	**70.5%**	70.8%	**88.8%**	89.5%
COMMERCIAL INSURANCE OP. UNIT[5]	**21.6%**	22.3%	**66.6%**	66.3%	**88.2%**	88.6%
TOTAL NON-LIFE SPAIN	**18.8%**	19.2%	**69.9%**	70.1%	**88.7%**	89.3%
LIFE ASSURANCE OP. UNIT[6]	**0.9%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**36.1%**	36.2%	**67.6%**	66.6%	**103.7%**	102.8%
INTERNATIONAL OP. UNIT	**27.3%**	26.4%	**71.3%**	77.1%	**98.6%**	103.5%
INT'L. DIRECT INSURANCE DIVISION	**33.2%**	35.3%	**68.8%**	67.6%	**102.0%**	102.9%
REINSURANCE	**30.4%**	31.6%	**65.1%**	60.0%	**95.5%**	91.6%
ASSISTANCE	**30.1%**	27.8%	**63.3%**	64.2%	**93.4%**	92.0%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Figures for 2007 for MAPFRE FAMILIAR do not contain the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio, which is included in the COMMERCIAL INSURANCE UNIT
5) Given their importance, the net revenues from the risk classification activities of the Credit and Surety business are added to the numerator of the expense ratio
6) Net operating expenses / average third party funds under management. Figures for MAPFRE VIDA

MAPFRE

Net financial income breakdown

	2008	2007	% 08/07
Net financial income	**1,592.0**	**1,225.2**	**29.9%**
- of which realised capital gains[1]	124.1	82.4	50.6%
- of which foreign exchange income/(losses)	71.4	-13.3	---

Million Euros

1) Includes capital gains arising from the reorganisation of the structure of the alliance with CAJA MADRID (€103.2 million before tax)

MAPFRE

Effect on equity of the investments available for sale

Additions and deductions accounted for directly in equity	2008		2007	
	LIFE[1]	NON-LIFE	LIFE[1]	NON-LIFE
Investments available for sale	-213.0	-434.7	-427.7	-97.2
Shadow accounting	153.2		411.5	
TOTAL	-59.8	-434.7	-16.2	-97.2

Million Euros

1) Includes MAPFRE VIDA, CCM VIDA Y PENSIONES and UNIÓN DUERO VIDA

MAPFRE

Breakdown of equity by units and companies

	Total equity					
	2008		2007			
	Stake		Stake		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE FAMILIAR	1,322.0	—	1,384.0	—	—	—
UNIDAD VIDA	956.0	—	409.0	392.9	133.7%	—
UNIDAD EMPRESAS	476.8	—	198.0	190.2	140.8%	—
MAPFRE AMÉRICA	965.2	121.0	1,009.2	126.8	-4.4%	-4.6%
MAPFRE RE	679.7	63.1	663.6	61.6	2.4%	2.4%
UNIDAD ASISTENCIA	120.5	—	112.2	—	7.4%	—
UNIDAD INTERNACIONAL	1,650.5	235.8	377.8	—	336.9%	—
OTHER COMPANIES	145.1	21.2	188.8	21.2	-23.1%	0.0%

Million Euros

EBITDA coverage

MAPFRE

	Spanish GAAP					IFRS			
	SISTEMA MAPFRE[1]					MAPFRE S.A.[2]			
	2000	2001	2002	2003	2004	2005	2006	2007	2008
Earnings before tax (EBT)	**243.8**	**316.1**	**440.0**	**606.0**	**847.3**	**872.0**	**1,156.1**	**1,365.7**	**1,383.2**
Variation in equalisation reserves	15.2	26.8	61.1	85.3	–	–	–	–	–
Adjusted EBT	**259.0**	**342.9**	**501.1**	**691.3**	**847.3**	**872.0**	**1,156.1**	**1,365.7**	**1,383.2**
Interest payments	10.2	14.6	19.5	19.9	22.2	24.8	32.4	43.6	140.6
- on financial debt	10.2	14.6	19.5	19.9	18.8	17.2	17.5	25.0	109.3
- on operating debt	—	—	—	—	3.4	7.6	14.9	18.6	31.3
Income from interest rate hedging swaps(3)	—	—	-6.0	-9.4	-8.1	-6.0	-3.9	6.5	11.7
Earnings before tax and interest payments (EBIT)	**269.2**	**357.5**	**514.6**	**701.8**	**861.4**	**890.8**	**1,184.6**	**1,415.8**	**1,535.5**
Depreciation and amortisation	74.6	92.7	95.2	90.1	96.3	115.7	86.0	225.3	360.3
Earnings before tax, interest payments, depreciation and amortisation (EBITDA)	**343.8**	**450.2**	**609.8**	**791.9**	**957.7**	**1,006.5**	**1,270.6**	**1,641.1**	**1,895.8**
EBITDA Interest Coverage, net of hedging swaps (x)									
- Including operating debt	—	—	—	—	67.9	53.5	44.6	32.8	12.4
- Excluding operating debt	33.7	30.8	45.2	75.4	89.2	89.2	92.3	51.5	15.4
Memo: total debt	*79.9*	*353.5*	*298.4*	*437.0*	*490.9*	*613.9*	*808.6*	*1,519.1*	*3,044.5*
- of which: operating debt	—	—	—	—	*156.5*	*287.7*	*439.5*	*504.6*	*645.5*
- of which: financial debt	*79.9*	*353.5*	*298.4*	*437.0*	*334.3*	*326.2*	*369.1*	*1,014.5*	*2,399.0*
EBITDA / Debt (including operating debt)	**—**	**—**	**—**	**—**	**195.1%**	**164.0%**	**157.1%**	**108.0%**	**62.3%**
EBITDA / Debt (excluding operating debt)	**337.1%**	**101.1%**	**172.5%**	**160.6%**	**256.6%**	**270.8%**	**316.9%**	**137.7%**	**62.7%**

Million euros

1) Data for SISTEMA MAPFRE (consolidated figures for MAPFRE MUTUALIDAD)
2) In 2005 and 2006, consolidated pro forma figures for MAPFRE under its new corporate structure
3) Interest rate swap entered into on 28.01.2002 to hedge the interest payment on the €275 million bond issue maturing on 12.07.2011. Under its present terms, the controlling Company receives on an annual basis an amount equivalent to 6.02% up to the final maturity of the issue, and undertakes to pay the 6 month Euribor rate plus 1.62%, with the maximum limit of 6.02% per annum

Equity, debt and leverage

	Spanish GAAP					IFRS			
	SISTEMA MAPFRE[1]					MAPFRE S.A.[2]			
	2000	2001	2002	2003	2004	2005	2006	2007	2008
Shareholders' equity	975.8	1,090.5	1,171.3	1,393.5	2,061.8	3,534.6	4,026.4	4,331.4	4,902.2
Minority interests	1,068.2	1,126.0	1,033.4	1,102.5	1,634.5	931.9	1,027.8	1,283.0	814.2
Total equity	2,044.0	2,216.5	2,204.7	2,496.0	3,696.3	4,466.5	5,054.2	5,614.4	5,716.4
Unrealised gains[3]	519.2	637.5	853.8	1,168.8	556.7	510.9	674.6	940.0	941.8
Total equity at market value	2,563.2	2,854.0	3,058.5	3,664.8	4,253.0	4,977.4	5,728.8	6,554.4	6,658.2
Total debt	**79.9**	**353.5**	**298.4**	**437.0**	**490.9**	**613.9**	**808.6**	**1,519.1**	**3,044.5**
- of which: operating debt	—	—	—	—	156.5	287.7	439.5	504.6	645.5
- of which: financial debt	79.9	353.5	298.4	437.0	334.3	326.2	369.1	1,014.5	2,399.0
Leverage [4]									
- Including operating debt	3.0%	11.0%	8.9%	10.7%	10.3%	11.0%	12.4%	18.8%	31.4%
- Excluding operating debt	3.0%	11.0%	8.9%	10.7%	7.3%	6.2%	6.1%	13.4%	26.5%
Gearing [5]									
- Including operating debt	3.1%	12.4%	9.8%	11.9%	11.5%	12.3%	14.1%	23.2%	45.7%
- Excluding operating debt	3.1%	12.4%	9.8%	11.9%	7.9%	6.6%	6.4%	15.5%	36.0%

Million euros

1) Data for SISTEMA MAPFRE (consolidated figures for MAPFRE MUTUALIDAD)
2) In 2005 and 2006, consolidated pro forma figures for MAPFRE under its new corporate structure
3) Unrealised gains on financial and real estate investments to 2003; unrealised gains on real estate investments from 2004. The figure for 2007 was adjusted using the updated information received in the month of February of that year. Figures net of policyholders' share.
4) Total Debt / (Shareholders' equity at market value + Total Debt)
5) Total Debt / Shareholders' equity at market value

MAPFRE RE:
Breakdown of premiums

MAPFRE

By region

2008


Other countries
8.5%
North America
5.5%
Latin America
27.0%
Spain
31.0%
Europe
28.0%

2007


Other countries
8.0%
North America
5.6%
Latin America
26.9%
Spain
31.4%
Europe
28.2%

By type of ceding company

2008


Other
61.4%
MAPFRE
38.6%

2007


Other
63.8%
MAPFRE
36.2%

MAPFRE RE:
Breakdown of premiums

MAPFRE

By type of business

2008



Facultative
6.8%
Proportional
71.0%
Non proportional
22.2%

2007



Facultative
6.6%
Proportional
71.9%
Non proportional
21.5%

By line of business

2008



Other
9.3%
Property
61.4%
Marine & transport
7.3%
Motor
8.0%
Life & accident
14.0%

2007



Other
8.6%
Property
58.9%
Marine & transport
7.4%
Motor
10.0%
Life & accidents
15.2%

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- **Contacts**

MAPFRE

Investor Relations Department

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Beatriz Izard Pereda	Investor Relations	+34-91-581-2061
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Alvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

Year end 2008 results

Financial supplement

4th February 2009



MAPFRE

Nº 2008 - 42

Operating Companies and Units
Key figures

MAPFRE

MAPFRE FAMILIAR[1]

	2008	2007	% 08/07
Gross written and accepted premiums	**4,215.9**	4,105.1	2.7%
Net premiums earned	**4,111.1**	3,960.8	3.8%
Underwriting result	**459.2**	417.1	10.1%
Net financial income	**207.2**	256.5	-19.2%
Other business activities	**-3.2**	-6.3	-49.2%
Other non-technical results	**12.8**	17.2	-25.6%
Gross result[1]	**676.0**	684.5	-1.2%
Net result	**503.9**	482.4	4.5%
Investments	**3,840.0**	3,739.5	2.7%
Technical reserves	**3,899.0**	3,950.1	-1.3%
Equity	**1,322.0**	1,384.0	-4.5%
Non-life loss ratio[2]	**70.5%**	70.8%	
Non-life expense ratio[2]	**18.3%**	18.7%	
Non-life combined ratio[2]	**88.8%**	89.5%	
ROE	**37.2%**	34.9%	

1) The former business of MVA is included in MAPFRE FAMILIAR; figures for 2007 do not contain the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio which is included in the COMMERCIAL INSURANCE UNIT
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned
4) ROE for 2007 has been calculated using the equity at year end 2007 only (instead of the average for the year)

MAPFRE FAMILIAR – by lines

MAPFRE FAMILIAR - Motor

	2008	2007	% 08/07
Gross written and accepted premiums	**2,535.3**	2,558.3	-0.9%
Net premiums earned	**2,559.4**	2,545.2	0.6%
Underwriting result	**259.3**	233.6	11.0%
Non-life loss ratio[1]	**74.9%**	74.4%	
Non-life expense ratio[1]	**15.0%**	16.4%	
Non-life combined ratio[1]	**89.9%**	90.8%	

MAPFRE FAMILIAR - Property

	2008	2007	% 08/07
Gross written and accepted premiums	**850.9**	757.8	12.3%
Net premiums earned	**739.2**	647.7	14.1%
Underwriting result	**130.8**	114.5	14.2%
Non-life loss ratio[1]	**57.1%**	57.6%	
Non-life expense ratio[1]	**25.2%**	24.7%	
Non-life combined ratio[1]	**82.3%**	82.3%	

MAPFRE FAMILIAR - Health, Accident and Burial

	2008	2007	% 08/07
Gross written and accepted premiums	**829.7**	789.0	5.2%
Net premiums earned	**812.5**	767.9	5.8%
Underwriting result	**69.1**	69.0	0.1%
Non-life loss ratio[1]	**68.7%**	70.2%	
Non-life expense ratio[1]	**22.8%**	20.8%	
Non-life combined ratio[1]	**91.5%**	91.0%	

1) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

MAPFRE VIDA

	2008	2007	% 08/07
Technical Reserves Spanish GAAP	**15,498.6**	15,261.8	1.6%
IFRS adjustments	**427.1**	468.5	-8.8%
Technical Reserves IFRS	**15,925.7**	15,730.4	1.2%
Mutual Funds and managed portfolios	**2,655.0**	4,038.0	-34.2%
Pension Funds	**3,414.7**	3,155.2	8.2%
management			
IFRS	**21,995.3**	22,923.5	-4.0%
Spanish GAAP	**21,568.2**	22,455.0	-3.9%
Gross written and accepted premiums	**2,499.7**	2,251.7	11.0%
Net premiums earned	**2,426.1**	2,179.7	11.3%
Underwriting and financial result	**184.5**	152.4	21.1%
Other business activities	**63.2**	64.8	-2.5%
Other non technical results	**0.0**	-3.0	—
Gross result (1)	**247.7**	214.2	15.6%
Net result	**148.8**	147.2	1.1%
Investments	**148.8**	147.2	1.1%
Shareholders' equity	**956.0**	801.9	19.2%
Expense Ratio(2)	**0.9%**	0.9%	
ROE	**16.9%**	20.4%	

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management

MAPFRE EMPRESAS

	2008	2007	% 08/07
Gross written and accepted premiums	**1,613.6**	1,575.7	2.4%
- Industrial business	**639.1**	632.0	1.1%
- Global Risks	**620.8**	564.1	10.1%
- Credit and Surety business	**156.6**	126.0	24.3%
- Agricultural and Livestock business	**197.1**	253.6	-22.3%
Net premiums earned	**760.7**	725.7	4.8%
Underwriting result	**89.8**	82.9	8.3%
Net financial income	**69.6**	69.7	-0.1%
Other business activities	**-4.0**	-3.7	-8.1%
Other non-technical results	**4.7**	1.4	—
Gross result (1)	**160.1**	150.3	6.5%
Net result	**114.5**	101.9	12.4%
Investments	**1,579.1**	1,595.0	-1.0%
Technical reserves	**2,969.5**	2,805.4	5.8%
Shareholders' equity	**476.8**	506.4	-5.8%
Non-life loss ratio(2)	**66.6%**	66.3%	
Non-life expense ratio(2)	**21.6%**	22.3%	
Non-life combined ratio(2)	**88.2%**	88.6%	
ROE	**23.3%**	24.4%	

Million Euros

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Operating Companies and Units
Key figures

MAPFRE

INTERNATIONAL OP. UNIT[1]

	2008	2007	% 08/07
Gross written and accepted premiums	**1,119.4**	246.7	353.8%
Net premiums earned	**1,013.9**	190.6	431.9%
Underwriting result	**-9.6**	-6.6	44.9%
Net financial income	**97.9**	35.0	179.6%
Other business activities	**6.8**	-0.9	-848.2%
Other non-technical results	**4.6**	-3.6	-227.7%
Gross result[2]	**99.7**	23.9	316.9%
Net result	**55.2**	17.3	219.0%
Investments	**2,162.1**	775.4	178.9%
Technical reserves	**1,763.3**	580.8	203.6%
Shareholders' equity	**1,886.3**	377.8	399.3%
Non-life loss ratio[3]	**71.3%**	77.1%	
Non-life expense ratio[3]	**27.3%**	26.4%	
Non-life combined ratio[3]	**98.6%**	103.5%	
ROE	**4.9%**	—	

1) Figures shown for the INTERNATIONAL OP. UNIT include in both years the items corresponding to MAPFRE SEGUROS GERAIS and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS. They also include the items corresponding to GENEL SIGORTA, consolidated from 30.9.2007, and THE COMMERCE GROUP, consolidated from 31.5.2008
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

GENEL SIGORTA[1]

	2008	2007	% 08/07
Gross written and accepted premiums	**232.0**	213.7	8.6%
- Life	**8.2**	6.1	34.4%
Net premiums earned	**163.3**	147.2	10.9%
Underwriting result	**-19.3**	10.3	—
Net financial income	**78.3**	25.1	—
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.1**	-0.8	—
Gross result[2]	**59.1**	34.6	70.8%
Net result	**46.6**	28.9	61.2%
Investments	**357.4**	285.5	25.2%
Technical reserves	**255.2**	216.5	17.9%
Shareholders' Equity	**229.6**	238.1	-3.6%
Non-life loss ratio[3]	**84.9%**	77.4%	
Non-life expense ratio[3]	**16.3%**	17.2%	
Non-life combined ratio[3]	**101.2%**	94.6%	
ROE	**—**	—	

1) Company consolidated from 30.9.2007 onwards. Figures for 2007 (included purely for comparison purposes) are translated at the same exchange rate as for 2008 (EUR/TRY= 0.523601)
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

THE COMMERCE GROUP(1)

	2008	2007	% 08/07
Gross written and accepted premiums	**1,244.9**	1,330.6	-6.4%
Net premiums earned	**1,178.6**	1,240.8	-5.0%
Underwriting result	**40.9**	82.5	-50.4%
Net financial income	**5.5**	98.2	—
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.3**	2.1	-161.9%
Gross result(2)	**45.1**	182.8	=75.3%
Net result	**10.6**	130.4	—
Investments	**1,522.1**	1,840.0	-17.3%
Technical reserves	**1,310.0**	1,318.4	-0.6%
Shareholders' Equity	**783.8**	899.3	-12.8%
Non-life loss ratio(3)	**68.3%**	64.5%	
Non-life expense ratio(3)	**28.2%**	28.9%	
Non-life combined ratio(3)	**96.5%**	93.4%	
ROE	**1.3%**	13.5%	

1) Company consolidated from 31.5.2008 onwards. Figures for 2007 (included purely for comparison purposes) are translated at the same exchange rate as for 2008 (EUR/USD= 0.682891)
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE RE

	2008	2007	% 08/07
Gross written and accepted premiums	**1,778.6**	1,601.2	11.1%
- of which Life premiums	**123.9**	123.2	0.6%
Net premiums earned	**1,137.8**	1,005.5	13.2%
Underwriting result	**53.1**	73.5	-27.8%
Net financial income	**97.5**	67.2	45.1%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-2.6**	-5.8	-55.2%
Gross result (1)	**148.0**	134.9	9.7%
Net result	**104.2**	87.8	18.7%
Investments	**2,105.6**	1,936.0	8.8%
Technical reserves	**2,043.9**	1,805.8	13.2%
Shareholders' equity	**742.8**	725.2	2.4%
Non-life loss ratio(2)	**65.1%**	60.0%	
Non-life expense ratio(2)	**30.4%**	31.6%	
Non-life combined ratio(2)	**95.5%**	91.6%	
ROE	**14.2%**	12.8%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

MAPFRE AMERICA

	2008	2007	% 08/07
Gross written and accepted premiums	**3,607.9**	2,920.7	23.5%
- Life	**772.0**	628.3	22.9%
- Non-life	**2,835.9**	2,292.4	23.7%
Net premiums earned	**2,729.0**	2,274.6	20.0%
Underwriting and financial result	**182.6**	149.0	22.6%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-2.5**	-8.3	-69.9%
Gross result [1]	**180.1**	140.7	28.0%
Net result	**113.5**	99.6	14.0%
Investments	**2,439.2**	2,327.8	4.8%
Technical reserves	**2,830.5**	2,377.8	19.0%
Shareholders' equity	**1,086.2**	1,136.0	-4.4%
Non-life loss ratio[2]	**67.6%**	66.6%	
Non-life expense ratio[2]	**36.1%**	36.2%	
Non-life combined ratio[2]	**103.7%**	102.8%	
ROE	**10.2%**	9.8%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	2008	2007	% 08/07
Net interest income	**126.2**	106.4	18.6%
Ordinary revenues	**125.3**	109.4	14.5%
Operating profits	**64.0**	61.9	3.4%
Provisions	**-59.4**	-50.8	16.9%
Gross result[1]	**5.2**	11.9	-56.3%
Net result	**0.6**	6.6	-90.9%
Lending portfolio (net)	**6,745.8**	6,025.4	12.0%
Shareholders' equity	**453.1**	454.5	-0.3%
Cost/income ratio[2]	**44.5%**	42.2%	
NPL ratio	**5.2%**	2.3%	
Coverage ratio	**43.2%**	98.9%	
BIS ratio	**10.2%**	9.2%	

1) Before taxes and minority interests
2) Operating expenses/ Operating revenues

MAPFRE INMUEBLES

	2008	2007	% 08/07
Operating revenues	**59.2**	72.5	-18.3%
EBIT	**-20.4**	40.9	-149.9%
Net financial income	**-25.6**	-16.6	54.2%
Gross result[1]	**-46.1**	24.3	---
Net result	**-32.5**	16.3	---
Stock	**686.5**	676.6	1.5%
Debt	**544.3**	407.3	33.6%
Shareholders' equity	**111.6**	155.3	-28.1%
Real estate units under construction	**334**	463	-27.9%
Land (buildable floor space, thousand m^2)	**547.0**	526.0	4.0%
Floor space - under construction (thousand m^2)	**45.0**	56.0	-19.6%
ROE	**---**	10.8%	

1) Before taxes and minority interests

Million Euros

Operating Companies and Units
Key figures

MAPFRE

MAPFRE ASISTENCIA

	2008	2007	% 07/06
Operating income	**425.8**	428.7	-0.7%
- Gross written and accepted premiums	**301.5**	314.8	-4.2%
- Other income	**124.3**	113.9	9.1%
Net premiums earned	**290.5**	265.0	9.6%
Underwriting result	**19.3**	21.2	-9.0%
Net financial income	**1.8**	-2.6	---
Other business activities	**-0.4**	-0.6	-33.3%
Other non-technical results	**-0.1**	-0.1	0.0%
Gross result [1]	**20.7**	17.9	15.6%
Net result	**10.8**	7.6	42.1%
Investments	**56.4**	49.5	13.9%
Technical reserves	**174.9**	186.7	-6.3%
Shareholders' equity	**120.5**	112.2	7.4%
Non-life loss ratio[2]	**63.3%**	64.2%	
Non-life expense ratio[2]	**30.1%**	27.8%	
Non-life combined ratio[2]	**93.4%**	92.0%	
ROE	**9.3%**	7.3%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE QUAVITAE [1]

	2008	2007	% 08/07
Operating revenues	**118.7**	119.1	-0.3%
EBIT	**3.1**	3.2	-3.1%
Total financial income	**-2.5**	-2.4	4.2%
Gross result[2]	**0.6**	0.6	0.0%
Net result	**-0.2**	0.3	—
Financial debt	**36.5**	51.9	-29.7%
Shareholders' equity	**48.9**	48.9	0.0%
Residential centres	**20**	19	5.3%
Residential places	**3,273**	3,153	3.8%
Day-centres	**31**	26	19.2%
Day-centres places	**1,369**	1,109	23.4%
Teleassistance users	**21,670**	63,274	-65.8%
Home assistance users	**14,043**	12,523	12.1%

1) MAPFRE QUAVITAE is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros

MAPFRE

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

RELEVANT FACT

Pursuant to Article 82 of the Securities Market Law, notice is hereby given that the Board of Directors of MAPFRE, in its meeting held the 4th February 2009, has resolved to propose to the Annual General Meeting of Shareholders which is expected to be held next 7th March the payment of a total dividend of €0.15 gross per share, of which €0.07 gross has already paid as an interim dividend.

Furthermore, the Board of Directors has likewise resolved to submit for the approval of the General Meeting the following proposed resolutions:

- Approval of the individual and consolidated Annual Accounts for financial year 2008, as well as the distribution of results.

- Approval of the Board of Directors' management during financial year 2008.

- To renew the appointment of the members of the Board of Directors for a further period of four years.

- To authorise the Board of Directors to increase the share capital of the Company in accordance with the provisions of article 153 of the Companies Act.

- To authorise the Board of Directors in order that the Company may, directly or through its subsidiary companies, acquire treasury stock.

- Report on the remuneration policy for Directors.

- To renew the appointment of the Auditors.

All information concerning the holding of the Annual General Meeting of Shareholders is accessible on the webpage www.mapfre.com.

CUENTAS ANUALES CONSOLIDADAS

E

INFORME DE GESTIÓN CONSOLIDADO

EJERCICIO 2008

MAPFRE, S.A.

CUENTAS ANUALES CONSOLIDADAS

EJERCICIO 2008

MAPFRE, S.A.

CUENTAS ANUALES CONSOLIDADAS

EJERCICIO 2008

A) Balance de situación consolidado
B) Cuenta de resultados consolidada
C) Estado de cambios en el patrimonio neto
D) Estado de flujos de efectivo
E) Información financiera por segmentos
F) Memoria consolidada

MAPFRE, S.A.

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

A) BALANCE DE SITUACIÓN CONSOLIDADO A 31 DE DIICIEMBRE DE 2008 Y 2007

ACTIVO	Notas	2008	2007
A) ACTIVOS INTANGIBLES	**6.1**	**2.064,86**	**1.187,72**
I. Fondo de comercio	6.1	1.601,29	1.016,93
II. Otros activos intangibles	6.1	463,57	170,79
B) INMOVILIZADO MATERIAL	**6.2**	**1.292,24**	**1.340,08**
I. Inmuebles de uso propio	6.2	918,50	969,03
II. Otro inmovilizado material	6.2	373.74	371,05
C) INVERSIONES		**28.341,86**	**26.166,96**
I. Inversiones inmobiliarias	6.2	930,74	791,34
II. Inversiones financieras			
1. Cartera a vencimiento	6.4	741,14	1.110,14
2. Cartera disponible para la venta	6.4	24.595,28	22.557,38
3. Cartera de negociación	6.4	939,11	1.214,85
III. Inversiones contabilizadas aplicando el método de participación		325,88	334,49
IV. Depósitos constituidos por reaseguro aceptado		124,61	112,81
V. Otras inversiones		685,10	45,95
D) INVERSIONES POR CUENTA DE TOMADORES DE SEGUROS DE VIDA QUE ASUMEN EL RIESGO DE LA INVERSIÓN	**6.5**	**472,42**	**362,36**
E) EXISTENCIAS	**6.6**	**687,05**	**678,19**
F) PARTICIPACIÓN DEL REASEGURO EN LAS PROVISIONES TÉCNICAS	**6.14**	**2.565,80**	**2.146,08**
G) ACTIVOS POR IMPUESTOS DIFERIDOS	**6.21**	**585,62**	**356,22**
H) CRÉDITOS	**6.7**	**3.148,91**	**2.871,47**
I. Créditos por operaciones de seguro directo y coaseguro	6.7	2.412,93	2.138,68
II. Créditos por operaciones de reaseguro	6.7	315,93	252,23
III. Créditos fiscales	6.7		
1. Impuesto sobre beneficios a cobrar	6.21	28,84	58,05
2. Otros créditos fiscales		55,48	146,49
IV. Créditos sociales y otros	6.7	335,73	276,02
V. Accionistas por desembolsos exigidos		--	--
I) TESORERIA	**6.9**	**1.415,07**	**1.639,40**
J) AJUSTES POR PERIODIFICACIÓN		**1.004,27**	**808,37**
K) OTROS ACTIVOS		**90,52**	**47,48**
L) ACTIVOS NO CORRIENTES CLASIFICADOS COMO MANTENIDOS PARA LA VENTA Y DE ACTIVIDADES INTERRUMPIDAS	**6.10**	**20,75**	**22,59**
TOTAL ACTIVO		**41.689,37**	**37.626,92**

Datos en millones de euros

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

A) BALANCE DE SITUACIÓN CONSOLIDADO A 31 DE DICIEMBRE DE 2008 Y 2007

PASIVO Y PATRIMONIO NETO	Notas	2008	2007
A) PATRIMONIO NETO	**6.11**	**5.716,37**	**5.614,41**
I. Capital desembolsado	6.11	274,48	227,53
II. Reservas	6.11	3.705,16	2.840,79
III. Acciones propias		--	--
IV. Reservas por ajustes de valoración	6.11	(244,44)	170,10
V. Diferencias de conversión	6.23	(144,59)	(35,11)
VI. Resultados retenidos			
1. Resultados de ejercicios anteriores pendientes de aplicación		598,26	533,56
2. Resultado del ejercicio atribuible a la Sociedad dominante	4.1	900,69	731,06
3. Dividendos a cuenta	4.2	(187,38)	(136,52)
Patrimonio atribuido a los accionistas de la Sociedad dominante		**4.902,18**	**4.331,41**
Intereses minoritarios		**814,19**	**1.283,00**
B) PASIVOS SUBORDINADOS	**6.12**	**723,52**	**737,75**
C) PROVISIONES TÉCNICAS	**6.14**	**28.384,80**	**26.419,43**
I. Provisiones para primas no consumidas y para riesgos en curso	6.14	5.285,87	4.307,63
II. Provisión de seguros de vida	6.14	16.195,22	16.221,91
III. Provisión para prestaciones	6.14	6.408,86	5.475,66
IV. Otras provisiones técnicas	6.14	494,85	414,23
D) PROVISIONES TÉCNICAS RELATIVAS AL SEGURO DE VIDA CUANDO EL RIESGO DE LA INVERSIÓN LO ASUMEN LOS TOMADORES	**6.14**	**472,42**	**362,36**
E) PROVISIONES PARA RIESGOS Y GASTOS	**6.15**	**316,52**	**314,97**
F) DEPÓSITOS RECIBIDOS POR REASEGURO CEDIDO Y RETROCEDIDO	**6.16**	**131,39**	**143,13**
G) PASIVOS POR IMPUESTOS DIFERIDOS	**6.21**	**581,54**	**428,26**
H) DEUDAS	**6.17**	**5.052,14**	**3.322,64**
I. Emisión de obligaciones y otros valores negociables	6.13	463,21	286,79
II. Deudas con entidades de crédito	6.13	1.857,75	494,54
III. Otros pasivos financieros	6.13	718,97	576,49
IV. Deudas por operaciones de seguro directo y coaseguro	6.17	700,82	581,22
V. Deudas por operaciones de reaseguro	6.17	253,08	233,72
VI. Deudas fiscales			
1. Impuesto sobre beneficios a pagar	6.21	214,42	145,20
2. Otras deudas fiscales		317,04	265,80
VII. Otras deudas	6.17	526,85	738,88
I) AJUSTES POR PERIODIFICACIÓN		**303,30**	**272,05**
J) PASIVOS ASOCIADOS A ACTIVOS NO CORRIENTES CLASIFICADOS COMO MANTENIDOS PARA LA VENTA Y DE ACTIVIDADES INTERRUMPIDAS	**6.10**	**7,37**	**11,92**
TOTAL PASIVO Y PATRIMONIO NETO		**41.689,37**	**37.626,92**

Datos en millones de euros

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

B) CUENTA DE RESULTADOS CONSOLIDADA DE LOS EJERCICIOS FINALIZADOS A 31 DE DICIEMBRE DE 2008 Y 2007

CONCEPTO	Notas	2008	2007
I. INGRESOS NEGOCIO ASEGURADOR			
1. Primas imputadas al ejercicio, netas			
a) Primas emitidas seguro directo	7.2	12.859,60	10.992,74
b) Primas reaseguro aceptado	7.2	1.445,17	1.317,73
c) Primas reaseguro cedido	6.20	(1.513,92)	(1.305,52)
d) Variación de las provisiones para primas y riesgos en curso, netas	5.15		
Seguro directo	6.15	(337,22)	(364,50)
Reaseguro aceptado	6.15	(59,16)	(94,42)
Reaseguro cedido	6.20	78,67	60,00
2. Participación en beneficios de sociedades puestas en equivalencia		9,70	1,97
3. Ingresos de las inversiones			
a) De explotación	6.18	2.053,56	1.652,63
b) De patrimonio	6.18	246,33	119,17
4. Plusvalías en las inversiones por cuenta de tomadores de seguros de vida que asumen el riesgo de la inversión		49,91	39,26
5. Otros ingresos técnicos		33,44	33,57
6. Otros ingresos no técnicos		58,67	12,94
7. Diferencias positivas de cambio	6.23	301,69	101,17
8. Reversión de la provisión por deterioro de activos	6.8	9,57	0,63
TOTAL INGRESOS NEGOCIO ASEGURADOR		15.236,01	12.667,37
II. GASTOS NEGOCIO ASEGURADOR			
1. Siniestralidad del ejercicio, neta			
a) Prestaciones pagadas y variación de la provisión para prestaciones, neta			
Seguro directo	5.15	(9.358,22)	(7.279,66)
Reaseguro aceptado	5.15	(889,76)	(793,96)
Reaseguro cedido	6.20	1.079,34	891,18
b) Gastos imputables a las prestaciones	5.15	(533,81)	(428,17)
2. Variación de otras provisiones técnicas, netas	5.15	(111,41)	(611,41)
3. Participación en beneficios y extornos		(44,89)	(34,60)
4. Gastos de explotación netos	6.19		
a) Gastos de adquisición		(2.219,78)	(1.826,36)
b) Gastos de administración		(646,23)	(542,69)
c) Comisiones y participación en el reaseguro	6.20	204,75	180,57
5. Participación en pérdidas de sociedades puestas en equivalencia		(14,83)	(0,09)
6. Gastos de las inversiones			
a) De explotación	6.18	(572,89)	(436,99)
b) De patrimonio y de cuentas financieras	6.18	(107,31)	(36,38)
7. Minusvalías en las inversiones por cuenta de tomadores de seguros de vida que asumen el riesgo de la inversión		(87,65)	(41,22)
8. Otros gastos técnicos		(124,43)	(128,94)
9. Otros gastos no técnicos		(35,95)	(43,28)
10. Diferencias negativas de cambio	6.23	(230,34)	(114,44)
11. Dotación a la provisión por deterioro de activos	6.8	(78,87)	(12,55)
TOTAL GASTOS NEGOCIO ASEGURADOR		(13.772,28)	(11.258,99)
RESULTADO DEL NEGOCIO ASEGURADOR		1.463,73	1.308,38
III. OTROS ACTIVIDADES			
1. Ingresos de explotación		502,60	522,23
2. Gastos de explotación	6.19	(522,80)	(446,69)
3. Ingresos financieros netos			
a) Ingresos financieros	6.18	133,15	57,78
b) Gastos financieros	6.18	(147,90)	(84,91)
4. Resultado de participaciones minoritarias			
a) Participación en beneficios de sociedades puestas en equivalencia		0,50	13,56
b) Participación en pérdidas de sociedades puestas en equivalencia		–	(0,03)
5. Reversión provisión deterioro de activos	6.8	3,11	0,39
6. Dotación provisión deterioro de activos	6.8	(49,13)	(4,78)
7. Resultado de la enajenación de activos no corrientes clasificados como mantenidos para la venta no incluidos en las actividades interrumpidas		–	–
RESULTADO DE OTRAS ACTIVIDADES		(80,47)	57,35
IV. RESULTADO ANTES DE IMPUESTOS DE OPERACIONES CONTINUADAS		1.383,26	1.365,73
V. IMPUESTO SOBRE BENEFICIOS DE OPERACIONES CONTINUADAS	6.21	(385,14)	(389,61)
VI. RESULTADO DESPUÉS DE IMPUESTOS DE OPERACIONES CONTINUADAS		998,12	976,12
VII. RESULTADO DESPUÉS DE IMPUESTOS DE OPERACIONES INTERRUMPIDAS	6.10	(2,20)	(3,99)
VIII.RESULTADO DEL EJERCICIO		995,92	972,13
1. Atribuible a intereses minoritarios		(95,23)	(241,07)
2. Atribuible a la Sociedad dominante	4.1	900,69	731,06

Datos en millones de euros

Ganancias básicas y diluidas por acción (euros)	4.1	0,34	0,32

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

C) ESTADO DE CAMBIOS EN EL PATRIMONIO NETO A 31 DE DICIEMBRE DE 2008 Y 2007

CONCEPTO	PATRIMONIO ATRIBUIDO A LOS ACCIONISTAS DE LA SOCIEDAD DOMINANTE					INTERESES MINORITARIOS	TOTAL PATRIMONIO NETO
	CAPITAL DESEMBOLSADO	RESERVAS	RESERVAS POR AJUSTES DE VALORACIÓN	DIFERENCIAS DE CONVERSIÓN	RESULTADOS RETENIDOS		
SALDO AL 1 DE ENERO DE 2007	119,45	2.604,96	261,26	(3,24)	1.044,06	1.027,80	5.054,29
I. Cambios en políticas contables	–	–	–	–	–	–	–
II. Corrección de errores	–	–	–	–	–	–	–
SALDO AL 1 DE ENERO DE 2007 ACTUALIZADO	119,45	2.604,96	261,26	(3,24)	1.044,06	1.027,80	5.054,29
VARIACIONES DEL EJERCICIO 2007							
I. Resultado reconocido directamente en patrimonio							
1. Por inversiones disponibles para la venta	–	–	(299,96)	–	–	(224,95)	(524,91)
2. Por diferencias de conversión	–	–	–	(32)	–	(3,67)	(35,54)
3. Por aplicación de la contabilidad tácita	–	–	208,80	–	–	202,74	411,54
Total resultado reconocido directamente en patrimonio	–	–	(91,16)	(31,87)	–	(25,88)	(148,91)
II. Otros resultados del ejercicio 2007	–	–	–	–	731,06	241,07	972,13
Total resultados del ejercicio 2007	–	–	(91,16)	(31,87)	731,06	215,19	823,22
III. Distribución del resultado del ejercicio 2006	–	386,70	–	–	(510,50)	(7,98)	(131,78)
IV. Dividendos a cuenta del ejercicio 2007 (Nota 4.2)	–	–	–	–	(136,52)	(84,67)	(221,19)
V. Ampliaciones de capital de MAPFRE S.A. (Nota 6.11) y sociedades dependientes	108,08	3.335,14	–	–	–	34,82	3.478,04
VI. Efecto aplicación desde 1 de enero de 2006 de la combinación de negocios ejecutada en 2007	–	(3.449,98)	–	–	–	–	(3.449,98)
VII. Cambios en el perímetro y otros	–	(36,03)	–	–	–	97,84	61,81
TOTAL VARIACIONES DEL EJERCICIO 2007	108,08	235,83	(91,16)	(31,87)	84,04	255,20	560,12
SALDO AL 31 DE DICIEMBRE DE 2007	227,53	2.840,79	170,10	(35,11)	1.128,10	1.283,00	5.614,41
I. Cambios políticas contables	–	–	–	–	–	–	–
II. Corrección de errores	–	–	–	–	–	–	–
SALDO AL 1 DE ENERO DE 2008 ACTUALIZADO	227,53	2.840,79	170,10	(35,11)	1.128,10	1.283,00	5.614,41
VARIACIONES DEL EJERCICIO 2008							
I. Resultado reconocido directamente en patrimonio							
1. Por inversiones disponibles para la venta	–	–	(625,58)	–	–	(22,13)	(647,71)
2. Por diferencias de conversión	–	–	–	(109,57)	–	(6,81)	(116,38)
3. Por aplicación de la contabilidad tácita	–	–	153,37	–	–	(0,15)	153,22
Total resultado reconocido directamente en patrimonio	–	–	(472,21)	(109,57)	–	(29,09)	(610,87)
II. Otros resultados del ejercicio 2008	–	–	–	–	900,69	95,23	995,92
Total resultados del ejercicio 2008	–	–	(472,21)	(109,57)	900,69	66,14	385,05
III. Distribución del resultado del ejercicio 2007	–	330,56	–	–	(533,62)	–	(203,06)
IV. Dividendos a cuenta del ejercicio 2008 (Nota 4.2)	–	–	–	–	(187,38)	(31,74)	(219,12)
V. Ampliaciones de capital de MAPFRE S.A. (Nota 6.11) y sociedades dependientes	46,95	1.327,89	–	–	–	406,17	1.781,01
VII. Cambios en el perímetro y otros (Nota 6.11)	–	(794,08)	57,67	0,09	3,78	(909,38)	(1.641,92)
TOTAL VARIACIONES DEL EJERCICIO 2008	46,95	864,37	(414,54)	(109,48)	183,47	(468,81)	101,96
SALDO AL 31 DE DICIEMBRE DE 2008	274,48	3.705,16	(244,44)	(144,59)	1.311,57	814,19	5.716,37

Datos en millones de euros

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

D) ESTADO DE FLUJOS DE EFECTIVO DE LOS EJERCICIOS FINALIZADOS A 31 DE DICIEMBRE DE 2008 Y 2007

CONCEPTOS	2008	2007
Cobros por primas	13.710,37	11.692,95
Pagos por prestaciones	(9.334,53)	(6.760,14)
Cobros por operaciones de reaseguro	753,30	618,65
Pagos por operaciones de reaseguro	(821,06)	(901,07)
Pagos por comisiones	(1.524,43)	(981,40)
Cobros de clientes de otras actividades	381,21	802,71
Pagos a proveedores de otras actividades	(409,97)	(747,10)
Otros cobros de explotación	413,40	124,73
Otros pagos de explotación	(2.934,53)	(2.415,45)
Pagos o cobros por impuesto sobre sociedades	(244,06)	(407,20)
FLUJOS NETOS DE EFECTIVO DE LAS ACTIVIDADES DE EXPLOTACIÓN	**(10,30)**	**1.026,68**
Adquisiciones de inmovilizado inmaterial	(96,51)	(60,45)
Adquisiciones de inmovilizado material	(275,19)	(208,46)
Adquisiciones de inversiones y desembolso de ampliaciones de capital	(7.513,05)	(5.865,51)
Tesorería neta pagada por entidades incorporadas al perímetro	(1.519,46)	(428,44)
Tesorería neta procedente de entidades que han salido del perímetro	114,43	(1,61)
Ventas de inmovilizado	29,21	21,74
Ventas de inversiones	6.385,54	4.406,67
Intereses cobrados	1.075,42	981,35
Cobros por dividendos	128,69	48,68
Cobros por préstamos concedidos y otros instrumentos financieros	690,43	796,04
Pagos por préstamos concedidos y otros instrumentos financieros	(568,67)	(900,29)
FLUJOS NETOS DE EFECTIVO DE LAS ACTIVIDADES DE INVERSIÓN	**(1.549,16)**	**(1.210,28)**
Dividendos y donaciones pagados	(422,18)	(352,03)
Cobros por ampliaciones de capital	667,61	21,96
Pagos por devolución de aportaciones a los accionistas	–	–
Cobros por emisión de obligaciones	–	700,00
Pagos por intereses y amortización de obligaciones	(68,60)	(16,55)
Pagos por intereses y amortización de otra financiación	(537,49)	(229,60)
Cobros por otra financiación	1.719,33	285,58
FLUJOS NETOS DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIACIÓN	**1.358,67**	**409,36**
INCREMENTO (DISMINUCIÓN) NETO DE EFECTIVO	**(200,79)**	**225,76**
Diferencias de conversión en los flujos y saldos de efectivo	**(23,54)**	**(8,61)**
SALDO INICIAL DE EFECTIVO	**1.639,40**	**1.422,25**
SALDO FINAL DE EFECTIVO	**1.415,07**	**1.639,40**

Datos en millones de euros

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

E) INFORMACIÓN FINANCIERA POR SEGMENTOS - BALANCE DE SITUACIÓN CONSOLIDADO A 31 DE DICIEMBRE DE 2008 Y 2007

ACTIVO	SEGURO DIRECTO						REASEGURO		OTRAS ACTIVIDADES		AJUSTES DE CONSOLIDACIÓN		TOTAL	
	VIDA		AUTOS		OTROS NO VIDA									
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
A) ACTIVOS INTANGIBLES	482,80	314,26	719,58	31,39	294,98	161,13	5,28	6,11	80,64	66,24	481,58	608,63	2.064,86	1.187,72
I. Fondo de comercio	202,71	265,12	604,07	5,23	252,88	127,35	–	–	51,41	51,42	490,22	567,81	1.601,29	1.016,93
II. Otros activos intangibles	280,09	49,14	115,51	26,16	42,10	33,78	5,28	6,11	29,23	14,82	(8,64)	40,78	463,57	170,79
B) INMOVILIZADO MATERIAL	63,70	53,00	680,45	679,65	160,90	153,24	41,57	41,56	226,55	251,02	119,07	161,61	1.292,24	1.340,08
I. Inmuebles de uso propio	39,28	35,62	500,00	524,73	126,16	112,52	33,98	34,70	100,26	100,93	118,82	160,53	918,50	969,03
II. Otro inmovilizado material	24,42	17,38	180,45	154,92	34,74	40,72	7,59	6,86	126,29	150,09	0,25	1,08	373,74	371,05
C) INVERSIONES	17.063,97	16.837,14	4.695,45	3.487,03	4.358,64	4.710,63	2.158,36	1.983,99	9.106,13	6.967,63	(9.040,68)	(7.809,36)	28.341,86	26.168,96
I. Inversiones inmobiliarias	186,64	179,75	462,44	358,21	319,20	319,93	27,50	31,66	53,32	69,77	(118,36)	(167,98)	930,74	791,34
II. Inversiones financieras														
1. Cartera a vencimiento	440,31	207,35	115,53	385,99	157,12	299,22	5,24	199,61	21,09	12,87	1,85	5,10	741,14	1.110,14
2. Cartera disponible para la venta	15.866,25	15.806,08	3.663,43	2.325,22	3.278,16	2.806,81	1.616,85	1.442,48	211,90	224,23	(41,31)	(47,44)	24.595,28	22.557,38
3. Cartera de negociación	436,38	506,33	220,03	206,22	273,97	326,06	32,58	29,76	–	179,05	(23,85)	(32,57)	939,11	1.214,85
III. Inversiones contabilizadas aplicando el método de participación	22,18	54,34	19,75	13,08	84,34	55,73	11,29	13,00	11,35	9,27	176,97	189,07	325,88	334,49
IV. Depósitos constituidos por reaseguro aceptado	0,08	0,01	0,15	0,25	7,03	7,72	278,96	266,99	–	–	(159,61)	(162,16)	124,61	112,81
V. Otras inversiones	112,13	83,28	214,12	198,06	238,82	895,06	187,93	0,49	8.808,47	6.462,44	(8.876,37)	(7.593,38)	685,10	45,95
D) INVERSIONES POR CUENTA DE TOMADORES DE SEGUROS DE VIDA QUE ASUMEN EL RIESGO DE LA INVERSIÓN	472,42	362,36	–	–	–	–	–	–	–	–	–	–	472,42	362,36
E) EXISTENCIAS	–	–	–	–	–	–	–	–	687,05	678,19	–	–	687,05	678,19
F) PARTICIPACIÓN DEL REASEGURO EN LAS PROVISIONES TÉCNICAS	111,76	63,58	209,56	163,69	2.429,43	2.109,46	636,65	651,53	–	–	(821,60)	(742,18)	2.565,80	2.146,08
G) ACTIVOS POR IMPUESTOS DIFERIDOS	179,80	177,69	242,88	82,12	92,70	58,90	16,79	7,69	46,83	28,36	6,62	1,67	586,62	368,22
H) CRÉDITOS	515,58	457,13	1.310,97	1.000,48	1.183,26	1.160,41	230,80	264,21	291,60	289,97	(383,39)	(290,71)	3.148,91	2.871,47
I. Créditos por operaciones de seguro directo y coaseguro	430,47	380,27	1.023,39	794,25	960,20	959,65	–	–	–	–	(1,13)	4,51	2.412,93	2.138,68
II. Créditos por operaciones de reaseguro	19,05	8,37	50,94	29,24	132,51	95,54	207,22	214,85	–	–	(93,79)	(95,77)	315,93	252,23
III. Créditos fiscales	10,35	19,07	23,62	37,24	32,92	40,39	5,45	11,99	16,22	95,32	(4,24)	0,53	84,32	204,54
IV. Créditos sociales y otros	55,81	49,42	213,02	139,73	57,62	64,83	18,13	27,37	275,38	194,65	(284,23)	(199,98)	335,73	276,02
V. Accionistas por desembolsos exigidos	–	–	–	–	–	–	–	–	–	–	–	–	–	–
I) TESORERÍA	472,67	381,98	268,08	244,71	364,37	388,19	56,52	42,07	223,97	579,02	30,46	3,43	1.416,07	1.639,40
J) AJUSTES POR PERIODIFICACIÓN	111,00	67,69	319,80	195,10	409,38	381,47	168,36	148,69	5,69	3,94	0,06	11,48	1.004,27	808,37
K) OTROS ACTIVOS	117,86	18,14	23,26	11,94	50,00	17,82	0,74	1,13	153,67	92,83	(255,01)	(94,08)	90,52	47,48
L) ACTIVOS NO CORRIENTES CLASIFICADOS COMO MANTENIDOS PARA LA VENTA Y DE ACTIVIDADES INTERRUMPIDAS	–	–	0,07	0,04	0,22	0,01	1,47	0,08	18,99	22,46	–	–	20,76	22,69
TOTAL ACTIVO POR SEGMENTOS	19.691,66	18.732,87	8.470,10	5.696,13	9.343,86	9.140,86	3.306,53	3.037,06	10.841,12	8.969,66	(9.682,89)	(8.149,66)	41.689,37	37.626,92

Datos en millones de euros

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

E) INFORMACIÓN FINANCIERA POR SEGMENTOS - BALANCE DE SITUACIÓN CONSOLIDADO A 31 DE DICIEMBRE DE 2008 Y 2007

PASIVO Y PATRIMONIO NETO	SEGURO DIRECTO						REASEGURO		OTRAS ACTIVIDADES		AJUSTES DE CONSOLIDACIÓN		TOTAL	
	VIDA		AUTOS		OTROS NO VIDA									
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
A) PATRIMONIO NETO	1.342,87	995,71	2.687,36	1.528,49	1.851,86	2.350,32	794,26	773,94	7.160,34	6.577,36	(8.120,32)	(8.611,41)	5.718,37	5.614,41
I. Capital desembolsado	394,42	327,45	1.803,53	424,95	901,36	1.179,80	255,97	255,94	905,87	1.092,71	(3.986,67)	(3.053,32)	274,48	227,53
II. Reservas	737,50	402,45	652,83	557,59	745,22	828,45	335,81	326,42	5.762,49	5.023,80	(4.528,69)	(4.297,92)	3.705,16	2.840,79
III. Acciones propias	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV. Reservas por ajustes de valoración	13,71	78,89	(187,67)	67,86	(13,50)	108,22	(13,00)	18,44	(21,69)	(7,40)	(22,29)	(95,91)	(244,44)	170,10
V. Diferencias de conversión	(75,89)	(14,28)	(110,71)	(112,24)	(318,99)	(298,65)	(42,43)	(29,11)	(17,17)	(3,04)	420,60	422,21	(144,59)	(35,11)
VI. Resultados retenidos	82,22	80,52	470,62	378,38	503,86	311,84	249,04	194,78	519,54	357,08	(513,71)	(194,50)	1.311,57	1.128,10
Patrimonio atribuido a los accionistas de la Sociedad dominante	1.151,98	875,03	2.628,60	1.316,54	1.817,95	2.129,66	785,39	766,47	7.149,04	6.463,15	(8.630,76)	(7.219,44)	4.902,18	4.331,41
Intereses minoritarios	190,91	120,68	58,76	211,95	33,91	220,66	8,87	7,47	11,30	114,21	510,44	608,03	814,19	1.283,00
B) PASIVOS SUBORDINADOS	-	-	10,08	10,00	-	-	-	-	713,44	727,75	-	-	723,52	737,75
C) PROVISIONES TÉCNICAS	18.663,73	16.441,98	4.452,51	3.491,95	5.949,63	5.339,88	2.148,31	1.897,03	-	-	(829,38)	(751,41)	28.384,80	26.419,43
I. Provisiones para primas no consumidas y para riesgos en curso	124,37	21,81	2.236,87	1.761,08	2.255,35	1.975,06	1.045,77	971,67	-	-	(376,49)	(421,99)	5.285,87	4.307,63
II. Provisión para seguros de vida	16.028,87	16.025,28	3,84	-	53,03	-	117,63	125,63	-	-	(8,15)	71,00	16.195,22	16.221,91
III. Provisión para prestaciones	457,69	362,73	2.208,05	1.730,59	3.229,63	3.003,05	959,55	779,71	-	-	(446,06)	(400,42)	6.408,86	5.475,66
IV. Otras provisiones técnicas	52,80	32,16	3,75	0,28	411,62	361,77	25,36	20,02	-	-	1,32	-	494,85	414,23
D) PROVISIONES TÉCNICAS RELATIVAS AL SEGURO DE VIDA CUANDO EL RIESGO DE LA INVERSIÓN LO ASUMEN LOS TOMADORES	472,42	362,36	-	-	-	-	-	-	-	-	-	-	472,42	362,36
E) PROVISIONES PARA RIESGOS Y GASTOS	78,56	60,02	194,83	239,94	82,12	101,29	10,99	8,94	88,48	68,20	(116,26)	(163,42)	318,52	314,97
F) DEPÓSITOS RECIBIDOS POR REASEGURO CEDIDO Y RETROCEDIDO	21,17	19,29	0,95	1,56	151,34	154,51	117,53	129,93	-	-	(159,60)	(162,16)	131,39	143,13
G) PASIVOS POR IMPUESTOS DIFERIDOS	238,45	183,12	194,09	122,25	80,98	84,35	32,20	27,23	37,03	8,01	(1,21)	3,30	581,54	428,28
H) DEUDAS	772,14	667,74	898,48	483,64	1.077,43	854,74	109,48	107,89	2.831,39	1.573,15	(836,78)	(464,52)	5.052,14	3.322,64
I. Emisión de obligaciones y otros valores negociables	-	-	146,61	-	29,81	-	-	-	286,79	286,79	-	-	463,21	286,79
II. Deudas con entidades de crédito	5,53	3,25	30,11	2,64	48,85	19,84	-	1,16	1.773,26	467,65	-	-	1.857,75	494,54
III. Otros pasivos financieros	416,84	393,69	0,54	0,68	60,80	0,34	0,48	0,07	300,30	181,71	(59,99)	-	718,97	576,49
IV. Deudas por operaciones de seguro directo y coaseguro	104,45	97,16	318,09	139,83	278,28	342,94	-	-	-	-	-	1,29	700,82	581,22
V. Deudas por operaciones de reaseguro	18,43	11,84	33,91	39,45	220,79	198,45	73,76	77,39	-	-	(93,81)	(93,41)	253,08	233,72
VI. Deudas fiscales	109,93	46,10	177,28	123,72	228,40	165,15	11,93	5,85	15,46	83,97	(11,54)	(13,79)	531,46	411,00
VII. Otras deudas	116,96	115,70	191,94	177,32	210,50	228,02	23,31	23,42	455,58	553,03	(471,44)	(358,61)	526,85	738,88
I) AJUSTES POR PERIODIFICACIÓN	2,32	2,65	32,00	18,30	170,49	155,77	92,76	92,07	5,07	3,29	0,66	(0,03)	303,30	272,05
J) PASIVOS ASOCIADOS A ACTIVOS NO CORRIENTES CLASIFICADOS COMO MANTENIDOS PARA LA VENTA Y DE ACTIVIDADES INTERRUMPIDAS	-	-	-	-	-	-	-	0,03	7,37	11,89	-	-	7,37	11,92
TOTAL PASIVO Y PATRIMONIO NETO POR SEGMENTOS	18.591,66	18.732,87	8.470,10	5.898,13	9.343,85	9.140,88	3.305,53	3.037,08	10.841,12	8.969,65	(9.862,89)	(8.149,65)	41.689,37	37.828,92

Datos en millones de euros

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

E) INFORMACIÓN FINANCIERA POR SEGMENTOS - CUENTA DE RESULTADOS CONSOLIDADA DE LOS EJERCICIOS FINALIZADOS A 31 DE DICIEMBRE DE 2008 Y 2007

	SEGURO DIRECTO						REASEGURO		OTRAS ACTIVIDADES		AJUSTES DE CONSOLIDACIÓN		TOTAL	
	VIDA		AUTOS		OTROS NO VIDA									
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
I. INGRESOS NEGOCIO ASEGURADOR														
1. Primas imputadas al ejercicio, netas														
a) Primas emitidas seguro directo	3 322,15	2.926,25	4 433,58	3.649,19	5.103,86	4 417,26	0,01	0,02	–	–	–	0,02	12.659,60	10.992,74
b) Primas reaseguro aceptado	–	–	20,70	5,78	257,47	211,08	2.007,03	1.812,08	–	–	(840,03)	(711,21)	1.445,17	1.317,73
c) Primas reaseguro cedido	(103,55)	(86,89)	(99,57)	(65,94)	(1.552,15)	(1.315,16)	(598,68)	(548,72)	–	–	840,03	711,19	(1.513,92)	(1.305,52)
d) Variación de las provisiones para primas y riesgos en curso, netas														
Seguro directo	(47,62)	(44,69)	(56,37)	(39,73)	(241,83)	(284,25)	–	–	–	–	8,60	4,17	(337,22)	(364,50)
Reaseguro aceptado	–	–	14,26	0,27	(4,02)	(14,64)	(72,26)	(118,72)	–	–	2,86	38,67	(59,16)	(94,42)
Reaseguro cedido	4,65	(0,06)	(4,76)	(5,60)	69,45	53,10	12,19	53,75	–	–	(2,86)	(41,19)	78,67	60,00
2. Participación en beneficios de sociedades puestas en equivalencia	0,53	4,65	8,32	0,03	2,05	1,69	0,35	0,57	–	–	(1,55)	(4,97)	9,70	1,97
3. Ingresos de las inversiones														
a) De explotación	1.323,42	1.025,58	324,82	294,99	316,95	253,63	96,25	91,79	–	–	(7,88)	(13,36)	2.053,56	1.652,63
b) De patrimonio	81,64	30,57	96,14	18,66	72,27	115,64	13,15	13,37	–	–	(16,87)	(59,27)	246,33	119,17
4. Plusvalías en las inversiones por cuenta de tomadores de seguros de vida que asumen el riesgo de la inversión	49,91	39,26	–	–	–	–	–	–	–	–	–	–	49,91	39,26
5. Otros ingresos técnicos	5,48	2,78	7,38	4,34	20,72	26,04	0,10	0,41	–	–	(0,24)	–	33,44	33,57
6. Otros ingresos no técnicos	18,18	6,22	172,74	171,59	60,47	25,19	2,63	1,68	–	–	(195,35)	(191,74)	58,67	12,94
7. Diferencias positivas de cambio	18,60	5,30	17,73	2,92	34,49	12,94	221,86	80,01	–	–	9,01	–	301,69	101,17
8. Reversión de la provisión por deterioro de activos	–	–	1,48	0,56	7,43	22,05	0,66	0,07	–	–	–	(22,05)	9,57	0,63
TOTAL INGRESOS NEGOCIO ASEGURADOR	4.673,39	3.908,97	4.938,45	4 037,26	4.147,16	3.524,57	1.683,29	1.386,31	–	–	(204,28)	(289,74)	15.236,01	12.567,37
II. GASTOS NEGOCIO ASEGURADOR														
1. Siniestralidad del ejercicio, neta														
a) Prestaciones pagadas y variación de la provisión para prestaciones, neta														
Seguro directo	(3.405,91)	(2.376,61)	(2.919,60)	(2.390,29)	(3.038,10)	(2.518,26)	1,05	1,18	–	–	4,34	4,32	(9.358,22)	(7.279,66)
Reaseguro aceptado	(0,12)	–	(29,59)	(3,86)	(186,59)	(118,85)	(1.185,36)	(935,42)	–	–	511,90	264,17	(889,76)	(793,96)
Reaseguro cedido	59,70	51,47	124,83	55,69	1.080,27	848,55	326,44	201,48	–	–	(511,90)	(264,19)	1.079,34	891,18
b) Gastos imputables a las prestaciones	(12,58)	(10,49)	(281,57)	(211,83)	(200,37)	(170,61)	(43,03)	(37,08)	–	–	3,74	1,84	(533,81)	(428,17)
2. Variación de otras provisiones técnicas, netas	(58,30)	(567,47)	(1,27)	(0,17)	(40,73)	(48,02)	(5,76)	4,25	–	–	(5,35)	–	(111,41)	(611,41)
3. Participación en beneficios y extornos	(43,08)	(29,55)	–	–	(1,52)	(4,87)	(0,29)	(0,18)	–	–	–	–	(44,89)	(34,60)
4. Gastos de explotación netos														
a) Gastos de adquisición	(335,50)	(291,72)	(700,96)	(550,13)	(887,49)	(748,42)	(479,35)	(429,47)	–	–	183,52	193,38	(2.219,78)	(1.826,36)
b) Gastos de administración	(110,02)	(88,04)	(248,08)	(208,47)	(274,19)	(231,82)	(17,22)	(20,81)	–	–	3,28	6,45	(646,23)	(542,69)
c) Comisiones y participación en el reaseguro	34,22	20,35	10,48	4,51	203,47	202,94	130,88	111,29	–	–	(174,30)	(158,52)	204,75	180,57
5. Participación en pérdidas de sociedades puestas en equivalencia	–	(0,61)	(5,95)	–	(4,10)	–	–	–	–	–	(4,78)	0,52	(14,83)	(0,09)
6. Gastos de las inversiones														
a) De explotación	(404,95)	(337,08)	(88,81)	(61,10)	(72,18)	(46,85)	(25,99)	(18,10)	–	–	19,04	26,14	(572,89)	(436,99)
b) De patrimonio y de cuentas financieras	(27,56)	(12,71)	(47,74)	(13,70)	(39,02)	(28,45)	(9,58)	(6,30)	–	–	16,59	24,78	(107,31)	(36,38)
7. Minusvalías en las inversiones por cuenta de tomadores de seguros de vida que asumen el riesgo de la inversión	(87,65)	(41,22)	–	–	–	–	–	–	–	–	–	–	(87,65)	(41,22)
8. Otros gastos técnicos	(12,56)	(13,95)	(16,85)	(38,79)	(92,71)	(74,23)	(2,90)	(2,60)	–	–	0,59	0,63	(124,43)	(128,94)
9. Otros gastos no técnicos	(8,59)	(8,97)	(167,72)	(155,11)	(17,23)	(28,10)	(5,36)	(8,92)	–	–	182,95	155,82	(35,95)	(43,28)
10. Diferencias negativas de cambio	(0,61)	(4,25)	(5,19)	(1,36)	(21,05)	(11,64)	(197,49)	(97,19)	–	–	(6,00)	–	(230,34)	(114,44)
11. Dotación a la provisión por deterioro de activos	(1,21)	(0,04)	(50,27)	(1,85)	(14,01)	(9,99)	(1,69)	(0,87)	–	–	(11,69)	–	(78,87)	(12,55)
TOTAL GASTOS NEGOCIOS ASEGURADOR	(4.414,72)	(3.710,89)	(4 428,29)	(3.576,26)	(3.605,55)	(2.990,62)	(1.515,65)	(1.236,56)	–	–	191,93	255,34	(13 772,28)	(11.258,99)
RESULTADO DEL NEGOCIO ASEGURADOR	258,67	198,08	508,16	461,00	541,61	533,95	167,64	149,75	–	–	(12,35)	(34,40)	1.463,73	1.308,38
II. OTRAS ACTIVIDADES														
1. Ingresos de explotación	–	–	–	–	–	–	–	–	794,82	738,76	(292,22)	(216,53)	502,60	522,23
2. Gastos de explotación	–	–	–	–	–	–	–	–	(755,71)	(659,33)	232,91	212,44	(522,80)	(446,89)
3. Ingresos financieros netos														
a) Ingresos financieros	–	–	–	–	–	–	–	–	788,13	569,88	(654,98)	(512,10)	133,15	57,78
b) Gastos financieros	–	–	–	–	–	–	–	–	(190,88)	(118,73)	42,96	33,82	(147,90)	(84,91)
4. Resultado de participaciones minoritarias														
a) Participación en benecios de sociedades puestas en equivalencia	–	–	–	–	–	–	–	–	1,07	0,74	(0,57)	12,82	0,50	13,56
b) Participación en pérdidas de sociedades puestas en equivalencia	–	–	–	–	–	–	–	–	–	(0,70)	–	0,67	–	(0,03)
5. Reversión provisión deterioro de activos	–	–	–	–	–	–	–	–	3,11	0,39	–	–	3,11	0,39
6. Dotación provisión deterioro de activos	–	–	–	–	–	–	–	–	(45,40)	(4,78)	(3,73)	–	(49,13)	(4,78)
7. Resultado de la enejenación de activos no corrientes clasificados como mantenidos para la venta no incluidos en las actividades interrumpidas	–	–	–	–	–	–	–	–	(28,30)	–	28,30	–	–	–
RESULTADO DE OTRAS ACTIVIDADES	–	–	–	–	–	–	–	–	566,86	526,23	(647,33)	(468,88)	(80,47)	57,35
IV. RESULTADO ANTES DE IMPUESTOS DE OPERACIONES CONTINUADAS	258,67	198,08	508,16	461,00	541,61	533,95	167,64	149,75	566,86	526,23	(659,68)	(503,28)	1.383,26	1.365,73
V. IMPUESTO SOBRE BENEFICIOS DE OPERACIONES CONTINUADAS	(55,87)	(56,60)	(124,64)	(129,91)	(162,92)	(136,65)	(49,11)	(47,49)	16,90	(17,67)	(9,50)	(1,29)	(385,14)	(389,61)
VI. RESULTADO DESPUÉS DE IMPUESTOS DE OPERACIONES CONTINUADAS	202,80	141,48	383,52	331,09	378,69	397,30	118,53	102,26	583,76	508,56	(669,18)	(504,57)	998,12	976,12
VII. RESULTADO DESPUÉS DE IMPUESTOS DE ACTIVIDADES INTERRUMPIDAS	–	–	–	–	(0,38)	–	(0,48)	(3,69)	(1,34)	(3,54)	–	3,24	(2,20)	(3,99)
VIII. RESULTADO DEL EJERCICIO	202,80	141,48	383,52	331,09	378,31	397,30	118,05	98,57	582,42	505,02	(669,18)	(501,33)	995,92	972,13
1. Atribuible a intereses minoritarios	(43,18)	(69,48)	(23,07)	(13,08)	(13,15)	(143,60)	(8,83)	(7,42)	(3,15)	(105,15)	(3,85)	97,66	(95,23)	(241,07)
2. Atribuible a la Sociedad dominante	159,62	72,00	360,45	318,01	365,16	253,70	109,22	91,15	579,27	399,87	(673,03)	(403,67)	900,69	731,06

Datos en millones de euros

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

E) INFORMACIÓN FINANCIERA POR SEGMENTOS -DESGLOSES POR SEGMENTOS GEOGRÁFICOS

1. ACTIVOS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2008 Y 2007

SEGMENTO GEOGRÁFICO	2008	2007
I ESPAÑA	30.070,20	30.612,62
II RESTO PAISES DE LA UNIÓN EUROPEA	1.577,20	1.611,55
III AMÉRICA	9.029,28	4.354,07
IV RESTO DEL MUNDO	1.012,69	1.048,68
TOTAL ACTIVO	41.689,37	37.626,92

Datos en millones de euros

2. INGRESOS ORDINARIOS CONSOLIDADOS DE LOS EJERCICIOS FINALIZADOS A 31 DE DICIEMBRE DE 2008 Y 2007 (*)

SEGMENTO GEOGRÁFICO	2008	2007
I ESPAÑA	8.777,98	8.575,75
II RESTO PAISES DE LA UNIÓN EUROPEA	677,19	607,86
III AMÉRICA	4.835,48	3.295,27
IV RESTO DEL MUNDO	516,72	353,82
TOTAL INGRESOS ORDINARIOS	14.807,37	12.832,70

Datos en millones de euros

3. ADQUISICIONES DE INMOVILIZADO E INVERSIONES DE LOS EJERCICIOS FINALIZADOS A 31 DE DICIEMBRE DE 2008 Y 2007 (**)

SEGMENTO GEOGRÁFICO	2008	2007
I ESPAÑA	2.496,49	1.948,18
II RESTO PAISES DE LA UNIÓN EUROPEA	262,86	210,49
III AMÉRICA	2.124,85	731,80
IV RESTO DEL MUNDO	5,14	8,87
TOTAL ADQUISICIONES DEL EJERCICIO	4.889,34	2.899,34

Datos en millones de euros

(*) Se consideran ingresos ordinarios las primas de seguro directo y reaseguro aceptado, así como los ingresos de explotación de las actividades no aseguradoras.

(**) Se incluye el coste total incurrido en cada uno de los ejercicios en la adquisición de activos que se esperan utilizar durante más de un ejercicio.

MAPFRE, S.A. Y SOCIEDADES DEPENDIENTES

F) MEMORIA CONSOLIDADA

1. INFORMACIÓN GENERAL SOBRE LA ENTIDAD Y SU ACTIVIDAD

MAPFRE, S.A. (en adelante "la Sociedad dominante" o "MAPFRE") es una sociedad anónima cuyas acciones cotizan en Bolsa, que es matriz de un conjunto de sociedades dependientes dedicadas a las actividades de seguros en sus diferentes ramos tanto de Vida como de No Vida, finanzas, inversión mobiliaria e inmobiliaria y de servicios.

MAPFRE, S.A. es filial de CARTERA MAPFRE, S.L. Sociedad Unipersonal (en adelante CARTERA MAPFRE) controlada al 100 por 100 por FUNDACIÓN MAPFRE.

El ámbito de actuación de la Sociedad dominante y sus filiales (en adelante "el Grupo" o "GRUPO MAPFRE") comprende el territorio español, países del Espacio Económico Europeo y terceros países.

La Sociedad dominante fue constituida en España y su domicilio social se encuentra en Madrid, Paseo de Recoletos, 25.

En España, la estructura del GRUPO MAPFRE responde a las siguientes características:

a) Servicios Centrales

En ellos se concentran las funciones técnicas y administrativas de la gestión aseguradora, la creación de nuevos productos, la preparación y desarrollo de campañas comerciales, así como la dotación de nuevas redes de distribución comercial de las oficinas.

b) RED MAPFRE

La extensa y creciente red territorial del GRUPO MAPFRE (RED MAPFRE) está organizada en cuarenta y tres divisiones geográficas denominadas gerencias, desde las que se coordinan e impulsan las actividades comerciales, operativas y administrativas.

La RED MAPFRE está integrada por los siguientes elementos:

- Oficinas directas: son oficinas atendidas por el personal de RED MAPFRE, realizan fundamentalmente tareas comerciales, emisión de pólizas, atención al público, así como apoyo a la red de agentes.

- Oficinas delegadas: son oficinas del GRUPO MAPFRE atendidas por un agente afecto con dedicación profesional exclusiva; su trabajo se concentra prácticamente en la venta de productos del GRUPO MAPFRE.

- Agentes: el GRUPO MAPFRE cuenta con un elevado número de agentes a comisión que median en la suscripción de operaciones en virtud de contratos de colaboración mercantil.

Las sociedades dependientes tienen adaptada su estructura interna y sistemas de distribución a las peculiaridades de los mercados en que operan.

Las cuentas anuales consolidadas han sido formuladas por el Consejo de Administración el 4 de febrero de 2009. Se prevé que las mismas sean aprobadas por la Junta General de Accionistas. La normativa española contempla la posibilidad de modificar las cuentas anuales consolidadas en el caso de que éstas no fueran aprobadas por dicho órgano de carácter soberano.

2. BASES DE PRESENTACIÓN DE LAS CUENTAS ANUALES CONSOLIDADAS

2.1. BASES DE PRESENTACIÓN

Las cuentas anuales consolidadas del Grupo se han preparado de acuerdo con las Normas Internacionales de Información Financiera adoptadas por la Unión Europea (NIIF), habiéndose efectuado por todas las entidades los ajustes de homogeneización necesarios a estos efectos.

Las cuentas anuales consolidadas han sido preparadas sobre la base del modelo de coste, excepto para los activos financieros disponibles para su venta, para los activos financieros de negociación y para instrumentos financieros derivados, que han sido registrados por su valor razonable.

El Grupo sigue el criterio de capitalización de gastos atribuibles a la adquisición de activos cualificados, formando parte del coste de dichos activos.

No se han aplicado de forma anticipada normas e interpretaciones que habiendo sido aprobadas por la Comisión Europea no hubieran entrado en vigor a la fecha de cierre del ejercicio 2008, en especial la adopción de la NIIF 8 relativa a los segmentos de explotación, las modificaciones a la NIC 23 relativa a costes por intereses, la NIC 1 revisada relativa a la presentación de los estados financieros, cuya aplicación será obligatoria a partir del 1 de enero de 2009, fecha en la que se prevé su primera aplicación por el Grupo.

Su adopción no tendría efecto sobre la situación financiera y los resultados del Grupo.

2.2. INFORMACIÓN POR SEGMENTOS

El apartado E) de las cuentas anuales consolidadas recoge la información financiera por segmentos, tanto por actividades de negocio como por segmentos geográficos.

La Sociedad dominante ha identificado los siguientes segmentos principales por actividades de negocio:

- Seguro directo Vida
- Seguro directo Autos
- Seguro directo Otros No Vida
- Reaseguro aceptado Vida y No Vida
- Otras actividades

Los ingresos y gastos de los cuatro primeros segmentos son los correspondientes a la actividad aseguradora de Vida, No Vida y a la actividad reaseguradora, y los incluidos en el segmento "Otras actividades" son los correspondientes a servicios inmobiliarios, gestión de activos mobiliarios e inmobiliarios, servicios de atención a la tercera edad, asistencia, etc.

En el Informe de Gestión de la Sociedad dominante se detalla información adicional sobre la evolución y características del negocio.

Los segmentos geográficos establecidos son: España, resto de países de la Unión Europea, América y resto del mundo.

2.3. CAMBIOS EN POLÍTICAS CONTABLES, CAMBIOS EN ESTIMACIONES Y ERRORES

Excepto por lo indicado en el párrafo siguiente, no se han producido cambios en políticas contables ni en estimaciones, y no se han detectado errores significativos en las cuentas anuales consolidadas de ejercicios anteriores.

Hasta el ejercicio 2007, en las adquisiciones a socios minoritarios de participaciones de entidades dependientes posteriores a la toma de control, el Grupo optó por reconocer el exceso del coste de adquisición sobre el valor razonable de la participación en el neto patrimonial de la entidad dependiente en la fecha de adquisición, como mayor fondo de comercio de consolidación. Desde el ejercicio 2008 el mencionado exceso se reconoce como menor importe de reservas, al entender la Sociedad dominante que tal cambio ofrece una información más fiable y relevante, no siendo significativo el efecto de dicho cambio en las reservas del Grupo al cierre de los ejercicios anteriores, motivo por el que las mismas no han sido reexpresadas.

2.4. COMPARACIÓN DE LA INFORMACIÓN

Con el fin de que la información sea comparable, se ha procedido a reclasificar en el Pasivo del Balance del ejercicio 2007 del epígrafe "Emisión de obligaciones y otros valores negociables" al epígrafe "Pasivos subordinados" 18,16 millones de euros.

2.5. CAMBIOS EN EL PERÍMETRO DE CONSOLIDACIÓN

En el Anexo 1 figuran identificadas las sociedades que se han incorporado en los ejercicios 2007 y 2008 al perímetro de consolidación, junto con sus datos patrimoniales y resultados. Asimismo, en el Anexo 1 se detallan el resto de cambios producidos en el perímetro de consolidación.

El efecto global de estos cambios sobre el patrimonio, la situación financiera y los resultados del grupo consolidable en los ejercicios 2007 y 2008 respecto al precedente se describe en las notas correspondientes de la memoria consolidada.

2.6. JUICIOS Y ESTIMACIONES CONTABLES

En la preparación de las cuentas anuales consolidadas bajo NIIF el Consejo de Administración de la Sociedad dominante ha realizado juicios y estimaciones basados en hipótesis sobre el futuro y sobre incertidumbres que básicamente se refieren a:

- Las pérdidas por deterioro de determinados activos.
- El cálculo de provisiones para riesgos y gastos.
- El cálculo actuarial de los pasivos y compromisos por retribuciones post-empleo.
- La vida útil de los activos intangibles y de los elementos del inmovilizado material.
- El valor razonable de determinados activos no cotizados.

Las estimaciones e hipótesis utilizadas son revisadas de forma periódica y están basadas en la experiencia histórica y en otros factores que hayan podido considerarse más razonables en cada momento. Si como consecuencia de estas revisiones se produjese un cambio de estimación en un período determinado, su efecto se aplicaría en ese período y en su caso en los sucesivos.

3. CONSOLIDACIÓN

3.1. SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS

La identificación de las sociedades dependientes, asociadas y negocios conjuntos incluidos en la consolidación se detalla en el cuadro de participaciones que forma parte de la memoria consolidada como Anexo 1. En dicho anexo se indican los negocios conjuntos que han sido incluidos en la consolidación por el método de integración proporcional.

La configuración de las sociedades como dependientes viene determinada por poseer la Sociedad dominante la mayoría de los derechos de voto directamente o a través de filiales, o aún no poseyendo la mitad de los citados derechos si la Sociedad dominante posee la capacidad de dirigir las políticas financieras y de explotación de las citadas sociedades con el fin de obtener beneficios en sus actividades. Las sociedades dependientes se consolidan a partir de la fecha en la que el Grupo obtiene el control, y se excluyen de la consolidación en la fecha en la cual cesa el mismo, incluyéndose por tanto los resultados referidos a la parte del ejercicio económico durante la cual las entidades han pertenecido al Grupo.

Entidades asociadas son aquellas en las que la Sociedad dominante ejerce influencia significativa y que no son ni dependientes ni negocios conjuntos.

Se entiende por influencia significativa el poder de intervenir en las decisiones sobre políticas financieras y de explotación de la empresa participada, pero sin llegar a tener control o control conjunto sobre estas políticas, presumiéndose que se ejerce influencia significativa cuando se posee, ya sea directa o indirectamente a través de sus dependientes, al menos el 20 por 100 de los derechos de voto de la empresa participada.

Las participaciones en entidades asociadas se consolidan por el método de la participación, incluyéndose en el valor de las participaciones el fondo de comercio neto identificado a la fecha de adquisición.

Cuando la participación del Grupo en las pérdidas de una asociada es igual o superior al valor contable de la participación en la misma, incluida cualquier cuenta a cobrar no asegurada, el Grupo no registra pérdidas adicionales, a no ser que se haya incurrido en obligaciones o realizado pagos en nombre de la asociada.

Para determinar si una sociedad participada es dependiente o asociada se han tenido en consideración tanto los derechos potenciales de voto poseídos y que sean ejercitables como las opciones de compra sobre acciones, instrumentos de deuda convertibles en acciones u otros instrumentos que den a la Sociedad dominante la posibilidad de incrementar sus derechos de voto.

Existe un negocio conjunto cuando dos o más partícipes emprenden una actividad económica sujeta a un control compartido y regulado mediante un acuerdo contractual.

Los intereses en entidades controladas conjuntamente se reconocen en las cuentas anuales consolidadas mediante el método de consolidación proporcional.

Se exceptúan de la consideración de sociedades dependientes, asociadas y negocios conjuntos las inversiones realizadas por fondos de inversión y entidades similares.

Las cuentas anuales de las sociedades dependientes, asociadas y negocios conjuntos utilizadas para la consolidación corresponden al ejercicio anual cerrado el 31 de diciembre de 2007 y 2008.

3.2. CONVERSIÓN DE CUENTAS ANUALES DE SOCIEDADES EXTRANJERAS INCLUIDAS EN LA CONSOLIDACIÓN

La moneda funcional y de presentación del GRUPO MAPFRE es el euro, por lo que los saldos y operaciones de las sociedades del Grupo cuya moneda funcional es distinta del euro son convertidos a euros utilizando el procedimiento de tipo de cambio de cierre.

Las diferencias de cambio resultantes de la aplicación del procedimiento anterior, así como aquellas surgidas de la conversión de préstamos y otros instrumentos en moneda extranjera de cobertura de las inversiones en negocios extranjeros, han sido registradas como un componente separado del patrimonio en la cuenta "Diferencias de conversión", deducida la parte de dicha diferencia que corresponde a Intereses Minoritarios.

El fondo de comercio y los ajustes al valor razonable de los activos y pasivos que han surgido en la adquisición de las sociedades del Grupo cuya moneda de presentación es distinta al euro se tratan como activos y pasivos del negocio en el extranjero, expresándose en la moneda funcional del negocio en el extranjero y convirtiéndose a tipo de cambio de cierre.

Ajustes al saldo inicial

Las columnas de ajustes al saldo inicial que figuran en los diferentes cuadros de la memoria consolidada recogen las variaciones habidas como consecuencia de la aplicación de distinto tipo de cambio de conversión para el caso de datos de filiales en el exterior.

Las variaciones en las provisiones técnicas que figuran en la cuenta de resultados consolidada difieren de las que se obtienen por diferencia de los saldos del balance consolidado del ejercicio actual y precedente, como consecuencia de la aplicación de distinto tipo de cambio de conversión para el caso de filiales en el exterior.

4. GANANCIAS POR ACCIÓN Y DIVIDENDOS

4.1. GANANCIAS POR ACCIÓN

Se adjunta a continuación el cálculo de las ganancias básicas por acción que es coincidente con las ganancias diluidas por acción al no existir ninguna acción ordinaria potencial:

Concepto	2008	2007
Beneficio neto atribuible a los accionistas de la Sociedad dominante (millones de euros)	900,69	731,06
Número medio ponderado de acciones ordinarias en circulación (millones)	2.688,58	2.275,32
Ganancias básicas por acción (euros)	**0,34**	**0,32**

El número medio ponderado de acciones ordinarias en circulación del ejercicio 2008 se ve afectado por las ampliaciones de capital de dicho ejercicio descritas en la Nota 6.11.

4.2. DIVIDENDOS

El detalle de los dividendos de la Sociedad dominante de los dos últimos ejercicios es el siguiente:

Concepto	Dividendo total (en millones de euros)		Dividendo por acción (en euros)	
	2008	2007	2008	2007
Dividendo a cuenta	187,38	136,52	0,07	0,06
Dividendo complementario	219,59	187,38	0,08	0,07
Total	**406,97**	**323,90**	**0,15**	**0,13**

El dividendo total del ejercicio 2008 ha sido propuesto por el Consejo de Administración y se encuentra pendiente de aprobación por la Junta General Ordinaria de Accionistas.

Esta distribución de dividendos prevista cumple con los requisitos y limitaciones establecidos en la normativa legal y en los estatutos sociales.

Durante el ejercicio 2008 la Sociedad dominante ha repartido un dividendo a cuenta por importe total de 187.379.636,92 euros, que se presenta en el patrimonio neto dentro del epígrafe "Dividendos a cuenta". Se reproduce a continuación el estado de liquidez formulado por el Consejo de Administración para la distribución.

Concepto	Fecha del acuerdo 29-10-2008
Tesorería disponible en la fecha del acuerdo	**163,51**
Aumentos de tesorería previstos a un año	**891,00**
(+) Por operaciones de cobro corrientes previstas	641,00
(+) Por operaciones financieras	250,00
Disminuciones de tesorería previstas a un año	**(265,00)**
(-) Por operaciones de pago corrientes previstas	(121,00)
(-) Por operaciones financieras previstas	(144,00)
Tesorería disponible a un año	**789,51**

Datos en millones de euros

5. POLÍTICAS CONTABLES

Se indican a continuación las políticas contables aplicadas en relación con las siguientes partidas:

5.1. ACTIVOS INTANGIBLES

Fondo de comercio de fusión

El fondo de comercio de fusión representa el exceso del coste satisfecho en una combinación de negocios sobre el valor razonable de los activos y pasivos identificables en la fecha de fusión.

Fondo de comercio de consolidación

El fondo de comercio de consolidación representa el exceso del coste de adquisición sobre el valor razonable de la participación en el neto patrimonial de la entidad dependiente en la fecha de adquisición, excepto para las adquisiciones realizadas antes del 1 de enero de 2004, que corresponde al fondo de comercio neto de amortización registrado conforme a la normativa española de aplicación en dicha fecha. En el caso de adquisiciones de participaciones de la entidad dependiente a socios minoritarios posteriores a la inicial, la Sociedad dominante ha optado por reconocer el mencionado exceso como menor importe de reservas.

Deterioro del fondo de comercio

Tras su reconocimiento inicial y asignación a una unidad generadora de efectivo, se evalúa al menos anualmente la posible pérdida de su valor. Cuando el valor recuperable de dicha unidad generadora de efectivo es inferior al valor neto contable de la misma, se reconoce la pérdida de valor correspondiente de forma inmediata en la cuenta de resultados consolidada, sin que con carácter general se asigne pérdida alguna a los activos que individualmente no han experimentado deterioro.

Otros activos intangibles

- Activos intangibles procedentes de una adquisición independiente

  Los activos intangibles adquiridos a terceros en una transacción de mercado son valorados a coste. Si su vida útil es finita se amortizan en función de la misma, y en caso de vida útil indefinida se realizan al menos anualmente pruebas de deterioro de valor.

- Activos intangibles generados internamente

  Los gastos de investigación se reconocen directamente en la cuenta de resultados consolidada del ejercicio en que se incurren. Los gastos de desarrollo se registran como activo cuando se puede asegurar razonablemente su probabilidad, fiabilidad y futura recuperabilidad, y se valoran por los desembolsos efectuados.

  Los gastos de desarrollo activados son amortizados durante el periodo en el que se espera obtener ingresos o rendimientos, sin perjuicio de la valoración que se pudiera realizar si se produjera un posible deterioro.

- Activos intangibles adquiridos mediante intercambio de activos

  Los activos intangibles adquiridos son reconocidos generalmente por el valor razonable del bien entregado.

5.2. COMBINACIONES DE NEGOCIO

El coste para la entidad adquiriente de una combinación de negocios es el valor razonable de los activos entregados, de los instrumentos de patrimonio emitidos y de los pasivos incurridos o asumidos en la fecha de intercambio, más los costes directamente atribuibles a la combinación. Los activos recibidos y los pasivos y contingencias asumidos en una combinación de negocios se valoran inicialmente por su valor razonable en la fecha de la combinación.

El fondo de comercio representa el exceso del coste satisfecho sobre el porcentaje adquirido del valor razonable de los activos y pasivos en la fecha de la combinación.

5.3. INMOVILIZADO MATERIAL E INVERSIONES INMOBILIARIAS

El inmovilizado material y las inversiones inmobiliarias están valorados a su coste de adquisición menos su amortización acumulada y, en su caso, las pérdidas acumuladas por deterioro.

Los costes posteriores a su adquisición se reconocen como activo sólo cuando es probable que los beneficios económicos futuros asociados con ellos reviertan en el Grupo y el coste del elemento pueda determinarse de forma fiable. El resto de gastos por reparación y mantenimiento se cargan en la cuenta de resultados consolidada durante el ejercicio en que se incurren.

La amortización de los elementos del inmovilizado material e inversiones inmobiliarias se calcula linealmente sobre el valor de coste del activo menos su valor residual y menos el valor de los terrenos en base a los siguientes períodos de vida útil de cada uno de los bienes:

GRUPO DE ELEMENTOS	AÑOS	COEFICIENTE ANUAL
Edificios y otras construcciones	50-25	2%-4%
Elementos de transporte	6,25	16%
Mobiliario	10	10%
Instalaciones	16,6-10	6%-10%
Equipos para procesos de información	4	25%

El valor residual y la vida útil de los activos se revisan y ajustan si es necesario en la fecha de cierre de cada ejercicio.

Los elementos del inmovilizado material o de las inversiones inmobiliarias se dan de baja de contabilidad cuando se enajenan o cuando no se espera obtener beneficios económicos futuros derivados del uso continuado de los mismos. Las ganancias o pérdidas procedentes de la baja se incluyen en la cuenta de resultados consolidada.

5.4. ARRENDAMIENTOS

Arrendamiento financiero

Los arrendamientos que transfieren al arrendatario todos los riesgos y beneficios inherentes a la propiedad del bien alquilado se clasifican como arrendamientos financieros. El arrendatario registra en su activo el bien valorado por su valor razonable o, si es inferior, por el valor actual de los pagos mínimos del arrendamiento.

Cada pago por arrendamiento se distribuye entre el pasivo y las cargas financieras para conseguir un tipo de interés constante sobre el saldo pendiente de la deuda.

Los costes financieros se cargan en la cuenta de resultados consolidada.

Los activos por arrendamiento financiero se amortizan durante la vida útil del bien arrendado.

Arrendamiento operativo

Los arrendamientos en los que el arrendador conserva una parte importante de los riesgos y ventajas derivados de la titularidad se clasifican como arrendamientos operativos. Los pagos en concepto de arrendamiento operativo (netos de cualquier incentivo recibido del arrendador) se cargan en la cuenta de resultados consolidada sobre una base lineal durante el período del arrendamiento.

5.5. INVERSIONES FINANCIERAS

Reconocimiento

Los activos financieros negociados en mercados secundarios de valores se reconocen con carácter general en la fecha de liquidación.

Clasificación

Las inversiones financieras se clasifican en las siguientes carteras:

- Cartera a vencimiento

  En esta categoría se incluyen los valores sobre los que se tiene la intención y la capacidad financiera demostrada de conservarlos hasta su vencimiento.

- Cartera disponible para la venta

  Esta cartera incluye valores representativos de deuda no calificados como "Cartera a vencimiento" o "Cartera de negociación" y los instrumentos de capital de entidades que no sean dependientes, asociadas o negocios conjuntos y que no se hayan incluido en la "Cartera de negociación".

- Cartera de negociación

  Esta cartera incluye los activos financieros originados o adquiridos con el objetivo de realizarlos a corto plazo, que forman parte de una cartera de instrumentos financieros identificados y gestionados conjuntamente para la que hay evidencia de actuaciones recientes para obtener ganancias a corto plazo.

También forman parte de esta cartera los instrumentos derivados no asignados a una operación de cobertura y aquellos activos financieros híbridos valorados íntegramente por su valor razonable.

En los activos financieros híbridos, que incluyen simultáneamente un contrato principal y un derivado financiero, se segregan ambos componentes y se tratan de manera independiente a efectos de su clasificación y valoración. Excepcionalmente cuando dicha segregación no es posible los activos financieros híbridos se valoran por su valor razonable.

Valoración

En su reconocimiento inicial en balance todas las inversiones financieras que forman parte de las carteras anteriormente enumeradas son reconocidas por el valor razonable de la contraprestación entregada más, en el caso de inversiones financieras que no se clasifiquen en la "Cartera de negociación", los costes de la transacción que sean directamente atribuibles a su adquisición.

Tras el reconocimiento inicial las inversiones financieras se valoran por su valor razonable, sin deducir ningún coste de transacción en que se pudiese incurrir por su venta o cualquier forma de disposición, con las siguientes excepciones:

a) Las inversiones financieras incluidas en la "Cartera a vencimiento", que se valoran por su coste amortizado utilizando el método del tipo de interés efectivo.

   El tipo de interés efectivo es el tipo de actualización que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente.

b) Los activos financieros que son instrumentos de capital cuyo valor razonable no puede ser estimado de manera fiable, así como los derivados que tienen como activo subyacente a dichos instrumentos y se liquidan entregando los mismos, que se valoran al coste.

El valor razonable de las inversiones financieras es el precio que se pagaría por ellas en un mercado organizado y transparente ("Precio de cotización" o "Valor de mercado"). Cuando se carece del mencionado valor de mercado, o cuando la cotización no es suficientemente representativa, se determina el valor razonable actualizando los flujos financieros futuros, incluido el valor de reembolso, a tasas equivalentes a los tipos de interés de los swaps en euros, incrementados o disminuidos en el diferencial derivado de la calidad crediticia del emisor y homogeneizados en función de la calidad del emisor y plazo de vencimiento.

Se toma como valor razonable de los derivados financieros incluidos en la "Cartera de negociación" su valor de cotización diario o el valor actual de los flujos de caja futuros si se carece de ésta.

El valor en libros de las inversiones financieras es corregido con cargo a la cuenta de resultados consolidada cuando existe evidencia objetiva de que ha ocurrido un evento

que supone un impacto negativo en sus flujos de efectivo futuros o en cualquier otra circunstancia que evidenciara que el coste de la inversión de un instrumento de patrimonio no es recuperable. La evidencia objetiva del deterioro se determina individualmente para todo tipo de instrumentos financieros.

El importe de las pérdidas por deterioro es igual a la diferencia entre su valor en libros y el valor actual de sus flujos de efectivo futuros estimados. En el caso de los instrumentos de patrimonio se lleva a cabo un análisis individual de las inversiones a efectos de determinar la existencia o no de deterioro en las mismas. Adicionalmente, se presume que existe indicio de deterioro cuando el valor de mercado presenta un descenso prolongado (18 meses) o significativo (40%) respecto a su coste. El importe de las pérdidas estimadas por deterioro se reconoce en la cuenta de resultados consolidada, incluida además cualquier minoración del valor razonable de las inversiones reconocida previamente en "Reservas por ajustes de valoración".

En el caso de las permutas financieras de intercambios de flujos se reconocen las cantidades devengadas por las operaciones principales, contabilizando el importe resultante de los flujos en los epígrafes "Otros pasivos financieros" o "Créditos sociales y otros", según corresponda.

5.6. OPERACIONES DE COBERTURA

Los derivados de cobertura se registran, según proceda de acuerdo a su valoración, en los epígrafes de "Otras inversiones" u "Otros pasivos financieros".

Se consideran derivados de cobertura aquellos que eliminan eficazmente los riesgos de variaciones en valor razonable, alteraciones en los flujos de efectivo o en variaciones en el valor de la inversión neta en negocios en el extranjero.

Los derivados de cobertura son valorados por su valor razonable.

Coberturas del valor razonable

La ganancia o pérdida que surge al valorar tanto el instrumento de cobertura como el elemento cubierto se reconoce en la cuenta de resultados consolidada en todos los casos.

5.7. INVERSIONES POR CUENTA DE TOMADORES DE SEGUROS DE VIDA QUE ASUMEN EL RIESGO DE LA INVERSIÓN

Las inversiones por cuenta de tomadores de seguros de vida que asumen el riesgo de la inversión se encuentran materializadas en fondos de inversión y se valoran al precio de adquisición a la suscripción o compra. El referido precio de adquisición se ajusta como mayor o menor valor de la inversión, según corresponda, en función de su valor liquidativo al cierre del ejercicio. Las revalorizaciones y depreciaciones de estos activos se contabilizan como ingreso o gasto en la cuenta de resultados consolidada del segmento seguro directo Vida.

5.8. DETERIORO DE ACTIVOS

Al cierre de cada ejercicio el Grupo evalúa si existen indicios de que los elementos del activo puedan haber sufrido una pérdida de valor. Si tales indicios existen se estima el valor recuperable del activo.

En el caso de los activos que no se encuentran en condiciones de uso y de los activos intangibles con vida útil indefinida la estimación del valor recuperable es realizada con independencia de la existencia o no de indicios de deterioro.

Si el valor en libros excede del importe recuperable se reconoce una pérdida por este exceso, reduciendo el valor en libros del activo hasta su importe recuperable.

Si se produce un incremento en el valor recuperable de un activo distinto del fondo de comercio se revierte la pérdida por deterioro reconocida previamente, incrementando el valor en libros del activo hasta su valor recuperable. Este incremento nunca excede del valor en libros neto de amortización que estaría registrado de no haberse reconocido la pérdida por deterioro en años anteriores. La reversión se reconoce en la cuenta de resultados consolidada, a menos que el activo haya sido revalorizado anteriormente contra "Reservas por ajustes de valoración", en cuyo caso la reversión se trata como un incremento de la revalorización. Después de esta reversión el gasto de amortización se ajusta en los siguientes períodos.

5.9. EXISTENCIAS

Las existencias se valoran al menor valor entre su coste de adquisición o producción y su valor neto de realización.

El coste de adquisición incluye los gastos directamente atribuibles a la compra, así como una asignación de gastos generales en los que se ha incurrido para la transformación de las existencias y los gastos financieros en los que se ha incurrido para la adquisición de las mismas.

El valor neto de realización es el precio de venta estimado en el curso normal del negocio, menos los costes variables necesarios para su venta.

5.10. CRÉDITOS

La valoración de estos activos se realiza con carácter general al coste amortizado calculado conforme al método del tipo de interés efectivo, deduciéndose en su caso las provisiones por pérdidas debidas a deterioros del valor puestos de manifiesto.

Cuando se trata de créditos con vencimiento superior a un año sin que las partes hayan pactado expresamente el interés aplicable, los créditos se descuentan tomando como interés financiero implícito el vigente en el mercado por títulos de Deuda Pública de igual o similar plazo que el vencimiento de los créditos, sin perjuicio de considerar la prima de riesgo correspondiente.

Para los casos en que existe evidencia objetiva de que se ha incurrido en una pérdida por deterioro, se ha constituido la correspondiente provisión por el importe que se estima no será recuperable. Dicho importe equivale a la diferencia entre el valor en libros del activo y el valor actual de los flujos de efectivo futuros, descontados al tipo de interés efectivo original del activo financiero. El importe de la pérdida se reconoce en la cuenta de resultados consolidada del ejercicio.

La pérdida por deterioro correspondiente a las primas pendientes de cobro se calcula separadamente para cada ramo o riesgo, se presenta en la cuenta de resultados consolidada como menor importe de las primas emitidas y está constituida por la parte de la prima de tarifa devengada en el ejercicio que, previsiblemente y de acuerdo con la experiencia de años anteriores, no vaya a ser cobrada, teniendo en cuenta la incidencia del reaseguro.

El deterioro se reconoce en la cuenta de resultados consolidada globalmente en función de la antigüedad de los recibos pendientes de cobro, o individualmente cuando las circunstancias y situación de los recibos así lo requieren.

Los créditos por recobros de siniestros se activan sólo cuando su realización se considera garantizada.

5.11. TESORERÍA

La tesorería está compuesta por el efectivo y los equivalentes de efectivo.

El efectivo está integrado por la caja y los depósitos bancarios a la vista.

Los equivalentes de efectivo corresponden a aquellas inversiones a corto plazo de elevada liquidez que son fácilmente convertibles en importes determinados de efectivo y están sujetas a un riesgo poco significativo de cambios en valor y con un vencimiento inferior a 24 horas.

5.12. AJUSTES POR PERIODIFICACIÓN

En el epígrafe "Ajustes por periodificación" del activo se incluyen básicamente las comisiones y otros gastos de adquisición correspondientes a las primas devengadas que son imputables al período comprendido entre la fecha de cierre y el término de cobertura de los contratos, correspondiendo los gastos imputados a resultados a los realmente soportados en el período, con el límite establecido en las bases técnicas.

De forma paralela, en el epígrafe "Ajustes por periodificación" del pasivo se incluyen los importes de las comisiones y otros gastos de adquisición del reaseguro cedido que quepa imputar al ejercicio o ejercicios siguientes de acuerdo con el período de cobertura de las pólizas cedidas.

5.13. ACTIVOS NO CORRIENTES MANTENIDOS PARA SU VENTA Y PASIVOS ASOCIADOS

Los activos mantenidos para su venta se valoran, en su caso, al menor importe entre su valor en libros y su valor razonable minorado por los costes de venta, entendiendo como tales aquellos costes marginales directamente atribuibles a la enajenación, excluidos, en su caso, los costes financieros y el gasto por impuesto sobre beneficios.

Los activos no corrientes clasificados como mantenidos para la venta no se amortizan.

Las pérdidas por el deterioro de su valor en libros se reconocen en la cuenta de resultados consolidada. Del mismo modo, cuando se produce una recuperación del valor éste se reconoce en la cuenta de resultados consolidada hasta un importe igual al de las pérdidas por deterioro anteriormente reconocidas.

5.14. PASIVOS FINANCIEROS Y SUBORDINADOS

En su reconocimiento inicial en el balance los pasivos financieros y los pasivos subordinados se registran por su valor razonable. Tras su reconocimiento inicial dichos pasivos se valoran por su coste amortizado, excepto los designados como partidas cubiertas o como instrumentos de cobertura contable, que siguen los criterios y reglas establecidos en la Nota 5.6 de operaciones de cobertura.

Cuando los pasivos financieros y los pasivos subordinados se dan de baja del balance la diferencia entre el valor en libros de los mismos y la contraprestación entregada se reconoce en la cuenta de resultados consolidada.

5.15. OPERACIONES DE SEGUROS

A) PRIMAS

Seguro directo

Las primas del negocio No Vida y de contratos anuales renovables de Vida son reconocidas como ingreso a lo largo del período de vigencia de los contratos, en función del tiempo transcurrido. La periodificación de las primas se realiza mediante la dotación de la provisión para primas no consumidas.

Las primas del negocio de Vida a largo plazo, tanto a prima única como prima periódica, se reconocen cuando surge el derecho de cobro por parte del emisor del contrato.

Reaseguro cedido

Las primas correspondientes al reaseguro cedido se registran en función de los contratos de reaseguro suscritos y bajo los mismos criterios que se utilizan para el seguro directo.

Reaseguro aceptado y retrocedido

Las primas correspondientes al reaseguro aceptado se contabilizan en base a las cuentas recibidas de las compañías cedentes.

Las operaciones de reaseguro retrocedido se registran con los mismos criterios que el reaseguro aceptado, y en función de los contratos de retrocesión suscritos.

Coaseguro

Las operaciones de coaseguro se registran en función de las cuentas recibidas de la compañía abridora y de la participación en los contratos suscritos.

B) OTROS ACTIVOS Y PASIVOS DERIVADOS DE LOS CONTRATOS DE SEGURO Y REASEGURO

a) Componentes de depósito en contratos de seguro

Algunos contratos de seguro de Vida contienen tanto un componente de seguro como un componente de depósito. Ambos componentes no se valoran separadamente, dado que se reconocen todos los derechos y obligaciones derivados del componente de depósito.

b) Derivados implícitos en contratos de seguro

Algunos contratos de seguro de Vida contienen derivados implícitos consistentes fundamentalmente en valores de rescate y valores al vencimiento garantizados. Los derivados implícitos no se valoran separadamente del contrato de seguro principal dado que los mismos cumplen las condiciones para ser calificados como contratos de seguro, siendo valorado el valor intrínseco de los mismos implícitamente de forma conjunta con el contrato principal de acuerdo con la NIIF 4.

c) Contratos de seguro adquiridos en combinaciones de negocios o cesiones de cartera

Los contratos de seguro adquiridos en una combinación de negocios o en cesiones de carteras se reconocen en el balance de la siguiente manera:

a) Se contabilizan los pasivos derivados de los contratos de seguro de acuerdo con la NIIF 4,

b) Se contabiliza un activo intangible, que representa la diferencia entre:

- El valor razonable de los derechos adquiridos y del resto de las obligaciones contractuales asumidas y,

- El importe descrito en el apartado a) anterior

Este activo intangible se amortiza en función de la vida estimada de los contratos.

d) Activación de comisiones y gastos de adquisición

Las comisiones y gastos de adquisición directamente relacionados con la venta de nueva producción no se activan en ningún caso, contabilizándose en la cuenta de resultados consolidada del ejercicio en que se incurren.

C) PROVISIONES TÉCNICAS

A continuación se detallan las principales hipótesis y métodos utilizados en la constitución de las provisiones.

a) Seguro directo de entidades pertenecientes al Espacio Económico Europeo

Provisión para primas no consumidas

La provisión para primas no consumidas se calcula póliza a póliza, y refleja la prima de tarifa devengada en el ejercicio imputable a ejercicios futuros, deducido el recargo de seguridad.

Provisión para riesgos en curso

La provisión para riesgos en curso se calcula ramo a ramo, y complementa a la provisión para primas no consumidas en el importe en que ésta no sea suficiente para reflejar la valoración de riesgos y gastos a cubrir que correspondan al período de cobertura no transcurrido a la fecha de cierre.

Para el ramo de automóviles, el cálculo de esta provisión se ha efectuado considerando el conjunto de garantías cubiertas con los productos comercializados por las distintas sociedades.

Provisión de seguros de Vida

- En los seguros de Vida cuyo período de cobertura es igual o inferior al año, la provisión para primas no consumidas se calcula póliza a póliza, y refleja la prima de tarifa devengada en el ejercicio imputable a ejercicios futuros.

  En los casos en que sea insuficiente esta provisión, se calcula la provisión para riesgos en curso de forma complementaria para cubrir la valoración de riesgos y gastos a cubrir que se corresponde con el período de cobertura no transcurrido a la fecha de cierre del ejercicio.

- En los seguros sobre la vida cuyo período de cobertura es superior al año, se ha calculado la provisión matemática póliza a póliza como diferencia entre el valor actual actuarial de las obligaciones futuras de las sociedades dependientes que operan en este ramo, y las del tomador o asegurado. La base de cálculo es la prima de inventario devengada en el ejercicio, constituida por la prima pura más el recargo para gastos de administración, ambos determinados utilizando las mejores estimaciones acerca de mortalidad, morbilidad, rendimiento de inversiones y gastos de administración en el momento de emisión de los contratos, detallado en las bases técnicas de los productos y modalidades correspondientes y permaneciendo invariables a lo largo de la vida del contrato salvo que se ponga de manifiesto su insuficiencia, en cuyo caso se modificaría el cálculo de la provisión matemática.

  Las pólizas suscritas que tienen cláusula de participación en beneficios en vigor al cierre de cada ejercicio participan, proporcionalmente a sus provisiones matemáticas o resultados técnicos y en función de lo específicamente recogido en cada contrato, en los rendimientos netos obtenidos por las inversiones afectas a la cobertura de dichas provisiones. El importe de estas participaciones se registra como mayor importe de las provisiones técnicas.

- Dentro de este epígrafe del balance de situación consolidado se recoge igualmente la provisión para participación en beneficios y para extornos. Esta provisión recoge el importe de los beneficios devengados en favor de los tomadores, asegurados o beneficiarios y el de las primas que proceda restituir a los tomadores o asegurados.

Provisión para prestaciones

Representa las valoraciones estimadas de las obligaciones pendientes derivadas de los siniestros ocurridos con anterioridad a la fecha de cierre del ejercicio, deducidos los pagos a cuenta realizados. Incluye las valoraciones de los siniestros pendientes de liquidación o pago y pendientes de declaración, así como de los gastos internos y externos de liquidación de siniestros; en el Seguro de Vida incluye adicionalmente los vencimientos y rescates pendientes de pago. En las entidades españolas su cálculo se efectúa incluyendo en su caso provisiones adicionales para desviaciones en las valoraciones de siniestros de larga tramitación.

Otras provisiones técnicas

La provisión más relevante incluida en este epígrafe es la provisión del Seguro de Decesos, que se calcula póliza a póliza como diferencia entre el valor actual actuarial de las obligaciones futuras de las sociedades dependientes que operan en este ramo y las del tomador o asegurado.

Para determinadas carteras, la provisión del Seguro de Decesos se calcula utilizando métodos basados en la capitalización colectiva, realizándose una actualización financiero - actuarial de flujos de primas y siniestros esperados proyectados hasta la extinción del colectivo.

Provisiones técnicas relativas al seguro de vida cuando el riesgo de la inversión lo asumen los tomadores de seguros

Las provisiones de los seguros de Vida en los que contractualmente se ha estipulado que el riesgo de la inversión será soportado íntegramente por el tomador, se han calculado póliza a póliza y se valoran en función de los activos específicamente afectos para determinar el valor de los derechos.

b) Seguro directo de entidades no pertenecientes al Espacio Económico Europeo

Las provisiones técnicas se calculan de acuerdo con los criterios locales de cada país, excepto en aquellos casos en los que la utilización de los mismos hubiera supuesto la distorsión de la imagen fiel que deben mostrar los estados financieros, en cuyo caso se han adaptado a los criterios de la Sociedad dominante.

Las provisiones de seguros de Vida se han calculado utilizando las hipótesis operativas, tablas de mortalidad y tipo de interés técnico usuales del sector en los respectivos países.

c) Reaseguro cedido

Las provisiones técnicas por las cesiones a reaseguradores se presentan en el activo del balance, y se calculan en función de los contratos de reaseguro suscritos y bajo los mismos criterios que se utilizan para el seguro directo.

d) Reaseguro aceptado

Provisión para primas no consumidas

Las operaciones de reaseguro aceptado se contabilizan en base a las cuentas recibidas de las compañías cedentes. Si al efectuar el cierre contable no se dispone de la última cuenta de la cedente, el saldo del resto de cuentas recibidas se considera como provisión para primas no consumidas de cuentas no cerradas, al objeto de no reconocer resultados en la contabilización de dichas cuentas. Si excepcionalmente estas provisiones de cuentas no cerradas estuvieran afectadas negativamente por la contabilización de pagos de siniestros de gran importancia, al ser una pérdida cierta con imposibilidad de compensación por movimientos de cuentas no cerradas, la provisión se ajusta por el importe que corresponda.

Cuando se dispone de la última cuenta e informe de siniestros pendientes, se procede a la cancelación de las provisiones de cuentas no cerradas, dotándose

las provisiones para primas no consumidas en función de la información enviada por la cedente, efectuando la periodificación contrato a contrato. En su defecto, se contabiliza como provisión para primas no consumidas el importe del depósito de primas retenido por este concepto, y en última instancia se utiliza un método global de periodificación de la prima.

Los gastos de adquisición comunicados por las cedentes son objeto de periodificación, incluyéndose en el epígrafe "Ajustes por periodificación" del activo del balance de situación consolidado, correspondiendo estos gastos con los realmente soportados en el período. Cuando las cedentes no comunican los importes de gastos de adquisición, se periodifican riesgo a riesgo para el reaseguro proporcional facultativo y de forma global para el resto de negocio proporcional.

Provisión para riesgos en curso

Se calcula ramo a ramo, y complementa a la provisión para primas no consumidas en el importe en que ésta no sea suficiente para reflejar la valoración de riesgos y gastos a cubrir que correspondan al período de cobertura no transcurrido a la fecha de cierre.

Provisión para prestaciones

Las provisiones para prestaciones se dotan por los importes comunicados por la cedente o en su defecto por los depósitos retenidos, e incluyen provisiones complementarias para siniestros ocurridos y no comunicados así como para desviaciones de los existentes en función de la propia experiencia.

e) Reaseguro retrocedido

Las operaciones de reaseguro retrocedido y sus correspondientes provisiones técnicas se registran con los mismos criterios del reaseguro aceptado, y en función de los contratos de retrocesión suscritos.

f) Prueba de adecuación de los pasivos

Las provisiones técnicas registradas son regularmente sujetas a una prueba de razonabilidad al objeto de determinar su suficiencia sobre la base de proyecciones de todos los flujos de caja futuros de los contratos en vigor. Si como consecuencia de esta prueba se pone de manifiesto que las provisiones son insuficientes, son ajustadas con cargo a resultados del ejercicio.

g) Contabilidad tácita

Con el fin de atenuar las asimetrías contables como consecuencia de la aplicación de métodos de valoración diferentes para activos y pasivos, las NIIF permiten la denominada "Contabilidad tácita", de tal forma que las pérdidas o ganancias en los activos afectos se reconocen en la valoración de las

provisiones técnicas, hasta el límite de los importes asumidos por el tomador del seguro.

D) SINIESTRALIDAD

El coste estimado de los siniestros, tanto del negocio de Vida como de No Vida, es reconocido en función de la fecha de ocurrencia de los mismos, registrándose todos los gastos necesarios a incurrir hasta la liquidación del siniestro.

Para aquellos siniestros ocurridos antes de cada cierre económico pero no comunicados se reconoce como gasto la mejor estimación de su coste en base a la experiencia histórica, por medio de la provisión para prestaciones pendientes de declaración.

Los pagos de los siniestros se realizan con cargo a la provisión reconocida previamente.

Los siniestros correspondientes al reaseguro aceptado se contabilizan en base a las cuentas recibidas de las compañías cedentes.

Los siniestros correspondientes al reaseguro cedido y retrocedido se registran en función de los contratos de reaseguro suscritos y bajo los mismos criterios que se utilizan para el seguro directo y reaseguro aceptado, respectivamente.

E) HIPÓTESIS MÁS SIGNIFICATIVAS Y OTRAS FUENTES DE ESTIMACIÓN DE INCERTIDUMBRES

Con respecto a los activos, pasivos e ingresos y gastos derivados de contratos de seguro, como norma general, se utilizan las hipótesis que sirvieron de base para la emisión de dichos contratos, y que se encuentran especificadas en las bases técnicas.

Con carácter general las estimaciones e hipótesis utilizadas son revisadas de forma periódica y están basadas en la experiencia histórica y en otros factores que hayan podido considerarse más razonables en cada momento. Si como consecuencia de estas revisiones se produjese un cambio de estimación en un periodo determinado, su efecto se aplicaría en ese periodo y en su caso en los sucesivos.

La principal hipótesis está basada en el comportamiento y desarrollo de los siniestros, utilizándose la frecuencia y costes de los mismos de los últimos ejercicios. Asimismo, se tienen en cuenta en las estimaciones hipótesis sobre los tipos de interés y de cambio de divisas, retrasos en el pago de siniestros y cualquier otro factor externo que pudiera afectar a las estimaciones.

En el caso de los pasivos las hipótesis están basadas en la mejor estimación posible en el momento de la emisión de los contratos. No obstante, en el caso de que se pusiera de manifiesto una insuficiencia demostrada, se constituirían las provisiones necesarias para cubrirla.

En el cálculo de las provisiones técnicas no se utilizan técnicas de descuento para la valoración de los flujos futuros, a excepción de las provisiones matemáticas en el negocio de Vida y las provisiones de decesos del Seguro Directo.

A lo largo del ejercicio no se han producido modificaciones significativas en las hipótesis utilizadas para valorar los pasivos derivados de contratos de seguros.

F) DETERIORO

Cuando existe evidencia objetiva de que se ha incurrido en una pérdida por deterioro, se aplica el criterio general de valoración indicado en la Nota 5.10. Créditos.

5.16. PROVISIONES PARA RIESGOS Y GASTOS

Las provisiones son reconocidas cuando se tiene una obligación presente (ya sea legal o implícita) como resultado de un suceso pasado y se puede hacer una estimación fiable del importe de la obligación.

Si se espera que parte o la totalidad de una provisión sea reembolsada, el reembolso se reconoce como un activo separado.

5.17. DEUDAS

La valoración de las partidas incluidas en el epígrafe "Deudas" se realiza con carácter general al coste amortizado utilizando el método del tipo de interés efectivo.

Cuando se trata de deudas con vencimiento superior a un año sin que las partes hayan pactado expresamente el interés aplicable, las deudas se descuentan tomando como interés financiero implícito el vigente en el mercado para títulos de deuda pública de igual o similar plazo que el vencimiento de las mismas, sin perjuicio de considerar la prima de riesgo correspondiente.

5.18. CRITERIO GENERAL DE INGRESOS Y GASTOS

El principio general de reconocimiento de ingresos y gastos es el criterio de devengo, según el cual la imputación de ingresos y gastos se hace en función de la corriente real de bienes y servicios que los mismos representan, con independencia del momento en que se produzca la corriente monetaria o financiera derivada de ellos.

5.19. RETRIBUCIONES A LOS EMPLEADOS

Las retribuciones a los empleados pueden ser a corto plazo, prestaciones post-empleo, indemnizaciones por cese y otras a largo plazo.

a) Retribuciones a corto plazo

Se contabilizan en función de los servicios prestados por los empleados en base al devengo.

b) Prestaciones post-empleo

Están integradas fundamentalmente por los planes de prestación definida y de aportación definida.

Planes de prestación definida

Son planes de prestaciones post-empleo diferentes de los planes de aportación definida.

El pasivo reconocido en el balance por planes de pensiones de prestación definida, registrado en provisiones matemáticas, es igual al valor actual de la obligación por prestaciones definidas en la fecha de balance menos, en su caso, el valor razonable de los activos afectos al plan.

La obligación por prestación definida se determina separadamente para cada plan utilizando el método de valoración actuarial de la unidad de crédito proyectada.

Las pérdidas y ganancias actuariales surgidas son cargadas o abonadas en la cuenta de resultados consolidada en el ejercicio en que se manifiestan.

Planes de aportación definida

Son planes de prestaciones post-empleo, en los cuales la entidad afectada realiza contribuciones de carácter predeterminado a una entidad separada (ya sea una entidad vinculada o una entidad externa al Grupo) y no tiene obligación legal ni implícita de realizar contribuciones adicionales, en el caso de que exista una insuficiencia de activos para atender las prestaciones. La obligación se limita a la aportación que se acuerda entregar a un fondo, y el importe de las prestaciones a recibir por los empleados está determinado por las aportaciones realizadas más el rendimiento obtenido por las inversiones en que se haya materializado el fondo.

c) Indemnizaciones por cese

Las indemnizaciones por cese se reconocen como un pasivo y como un gasto cuando existe un compromiso demostrable de rescisión del vínculo laboral antes de la fecha normal de retiro a un determinado número de empleados, o cuando existe una oferta para incentivar la rescisión voluntaria de los contratos.

d) Pagos basados en acciones

El Grupo tiene concedido a algunos de sus directivos un plan de incentivos referenciados al valor de la acción de MAPFRE, S.A.

El mencionado plan es valorado en el momento inicial de su otorgamiento siguiendo un método de valoración de opciones. La imputación de la valoración a resultados se realiza dentro de la partida gastos de personal durante el periodo de tiempo establecido como requisito de permanencia del empleado para su ejercicio, reconociendo como contrapartida un pasivo a favor del empleado.

Cada año se realiza una reestimación de la valoración inicial reconociendo en el resultado del ejercicio la parte relativa a dicho ejercicio y la parte derivada de dicha reestimación correspondiente a ejercicios anteriores.

e) Otras retribuciones a largo plazo

El registro contable de otras retribuciones a largo plazo distintas de las descritas en párrafos precedentes sigue los principios descritos anteriormente, a excepción del coste de los servicios pasados, que se reconoce de forma inmediata.

5.20. INGRESOS Y GASTOS DE LAS INVERSIONES

Los ingresos y gastos de las inversiones se clasifican entre explotación y patrimonio en función del origen de las mismas, ya sean afectas a la cobertura de provisiones técnicas o que materializan los fondos propios respectivamente.

Los ingresos y gastos de las inversiones financieras se registran según la cartera en la que se encuentren clasificados, siguiendo los siguientes criterios:

a) Cartera de negociación

Los cambios de valor razonable se registran directamente en la cuenta de resultados distinguiendo entre la parte atribuible a los rendimientos, que se registran como intereses o en su caso como dividendos, y la parte que se registra como resultados realizados y no realizados.

b) Cartera a vencimiento

Los cambios de valor razonable se reconocen cuando el instrumento financiero se enajena y cuando se produce su deterioro.

c) Cartera disponible para la venta

Los cambios de valor razonable se reconocen directamente en el patrimonio neto de la entidad hasta que se produce la baja del balance del activo financiero, momento en el cual se registran en la cuenta de resultados.

En todos los casos los intereses de los instrumentos financieros se registran en la cuenta de resultados consolidada aplicando el método del tipo de interés efectivo.

5.21. RECLASIFICACIÓN DE GASTOS POR NATURALEZA A DESTINO E IMPUTACIÓN A SEGMENTOS DE ACTIVIDAD

Los criterios seguidos para la reclasificación de gastos por destino están basados, principalmente, en la función desempeñada por cada uno de los empleados, distribuyendo su coste directo e indirecto de acuerdo con dicha función.

Para los gastos no relacionados directa o indirectamente con el personal se efectúan estudios individualizados, imputándose al destino de acuerdo a la función desempeñada por dichos gastos.

Los destinos establecidos son los siguientes:

- Gastos imputables a las prestaciones
- Gastos imputables a las inversiones
- Otros gastos técnicos
- Otros gastos no técnicos
- Gastos de adquisición
- Gastos de administración
- Gastos de explotación de otras actividades

Los gastos se han imputado a los siguientes segmentos en función del negocio que los ha originado:

- Seguro directo Vida
- Seguro directo Autos
- Seguro directo Otros No Vida
- Reaseguro aceptado Vida y No Vida
- Otras actividades

5.22. TRANSACCIONES Y SALDOS EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera, con excepción de las operaciones de reaseguro, se convierten a euros aplicando el tipo de cambio existente en la fecha de la transacción.

Las operaciones de reaseguro en moneda extranjera se registran al tipo de cambio establecido al inicio de cada uno de los trimestres del ejercicio. Posteriormente, al cierre de cada trimestre, se tratan todas ellas como si fueran una sola operación, convirtiéndose al tipo de cambio vigente en ese momento y recogiéndose la diferencia que se produce en la cuenta de resultados consolidada.

Al cierre del ejercicio los saldos existentes denominados en moneda extranjera se convierten al tipo de cambio del euro a dicha fecha, imputándose a la cuenta de resultados consolidada todas las diferencias de cambio, excepto las que se imputan directamente a "Diferencias de conversión", que son las procedentes de las partidas monetarias que forman parte de la inversión neta en un negocio extranjero y de las no monetarias valoradas a valor razonable cuyos cambios de valoración se reconozcan directamente en el patrimonio neto.

5.23. IMPUESTO SOBRE BENEFICIOS

El impuesto sobre beneficios tiene la consideración de gasto del ejercicio, figurando como tal en la cuenta de resultados consolidada, y comprende tanto la carga fiscal por el impuesto corriente como el efecto correspondiente al movimiento de los impuestos diferidos.

Para su determinación se sigue el método del pasivo basado en el balance, según el cual se registran los correspondientes activos y pasivos por impuestos diferidos necesarios para corregir el efecto de las diferencias temporarias, que son aquellas diferencias que existen entre el importe en libros de un activo o de un pasivo y el que constituye la valoración fiscal de los mismos.

Asimismo, los activos y pasivos diferidos a largo plazo se han valorado según los tipos que van a ser de aplicación en los ejercicios en los que se espera realizar los activos o pagar los pasivos.

Las diferencias temporarias pueden ser "Diferencias temporarias imponibles", que son las que dan lugar a un mayor pago de impuestos en el futuro y que, con carácter general, suponen el reconocimiento de un pasivo por impuestos diferidos; o bien "Diferencias temporarias deducibles", que son las que dan lugar a un menor pago de impuestos en el futuro y, en la medida que sea recuperable, al registro de un activo por impuestos diferidos.

Por otra parte, el impuesto sobre beneficios relacionado con partidas cuyas modificaciones en su valoración se reconocen directamente en patrimonio neto se imputa en patrimonio y no en la cuenta de resultados consolidada, recogiéndose los cambios de valoración en dichas partidas netas del efecto impositivo.

6. DESGLOSES DE LOS ESTADOS FINANCIEROS

6.1. ACTIVOS INTANGIBLES

En los cuadros siguientes se detalla el movimiento de este epígrafe en los dos últimos ejercicios:

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas o dotaciones	Salidas, bajas o reducciones	Saldo final
COSTE						
FONDO DE COMERCIO	1.040,48	–	720,48	1,60	(126,24)	1.636,32
OTROS ACTIVOS INTANGIBLES						
Gastos de adquisición de cartera	88,78	(2,07)	99,27	193,54	(11,16)	368,36
Aplicaciones informáticas	189,41	(19,00)	29,10	86,45	(66,13)	219,83
Otros	21,16	–	7,51	10,06	(12,04)	26,69
TOTAL COSTE	**1.339,83**	**(21,07)**	**856,36**	**291,65**	**(215,57)**	**2.251,20**
AMORTIZACIÓN ACUMULADA						
OTROS ACTIVOS INTANGIBLES						
Gastos de adquisición de cartera	(9,57)	1,89	–	(15,68)	–	(23,36)
Aplicaciones informáticas	(110,42)	5,72	(11,71)	(21,93)	25,98	(112,36)
Otros	(8,53)	–	(3,93)	(6,39)	3,30	(15,55)
TOTAL AMORTIZACIÓN ACUMULADA	**(128,52)**	**7,61**	**(15,64)**	**(44,00)**	**29,28**	**(151,27)**
DETERIORO						
FONDO DE COMERCIO	(23,55)	–	–	(12,20)	0,72	(35,03)
OTROS ACTIVOS INTANGIBLES						
Gastos de adquisición de cartera	–	–	–	–	–	–
Aplicaciones informáticas	–	–	–	–	–	–
Otros	(0,04)	–	–	–	–	(0,04)
TOTAL DETERIORO	**(23,59)**	**–**	**–**	**(12,20)**	**0,72**	**(35,07)**
TOTAL FONDO DE COMERCIO	**1.016,93**	**–**	**720,48**	**(10,60)**	**(125,52)**	**1.601,29**
TOTAL OTROS ACTIVOS INTANGIBLES	**170,79**	**(13,46)**	**120,24**	**246,05**	**(60,05)**	**463,57**
TOTAL ACTIVOS INTANGIBLES	**1.187,72**	**(13,46)**	**840,72**	**235,45**	**(185,57)**	**2.064,86**

Datos en millones de euros

Los importes reflejados como cambios en el perímetro del ejercicio 2008 proceden principalmente de las adquisiciones de participaciones en las entidades THE COMMERCE GROUP, INC (en adelante COMMERCE), UNIÓN DEL DUERO COMPAÑÍA DE SEGUROS DE VIDA, S.A. (en adelante DUERO VIDA) y DUERO PENSIONES ENTIDAD GESTORA DE FONDOS DE PENSIONES, S.A. (en adelante DUERO PENSIONES), cuyos fondos de comercio ascienden a 635,48, 70,12 y 13,38 millones de euros, respectivamente; y los gastos de adquisición de cartera de las mismas a 31,20, 52,90 y 15,17 millones de euros, respectivamente.

Las entradas de gastos de adquisición de cartera proceden de la asignación final del valor razonable de los activos identificados de las participaciones en GENEL SIGORTA, BANKINTER SEGUROS DE VIDA, S.A. DE SEGUROS Y REASEGUROS (en adelante BANKINTER VIDA) y en CCM VIDA Y PENSIONES DE SEGUROS Y REASEGUROS SOCIEDAD ANÓNIMA (en adelante CCM VIDA Y PENSIONES) adquiridas en 2007, por importe de 43,99, 90,77 y 58,78 millones de euros, respectivamente.

Las salidas de fondo de comercio proceden principalmente de diferencias de cambio en los fondos de comercio en moneda extranjera (COMMERCE, GENEL SIGORTA, MAPFRE NOSSA CAIXA VIDA E PREVIDENCIA, S.A. y otros de menos importe) y de la asignación final del precio de compra de la participación de GENEL SIGORTA.

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas o dotaciones	Salidas, bajas o reducciones	Saldo final
COSTE						
FONDO DE COMERCIO	634,75	(13,93)	416,92	5,59	(2,85)	1.040,48
OTROS ACTIVOS INTANGIBLES						
Gastos de adquisición de cartera	9,94	(0,07)	78,89	0,02	–	88,78
Aplicaciones informáticas	135,96	7,44	6,04	56,54	(16,57)	189,41
Otros	51,40	–	2,03	3,91	(36,18)	21,16
TOTAL COSTE	**832,05**	**(6,56)**	**503,88**	**66,06**	**(55,60)**	**1.339,83**
AMORTIZACIÓN ACUMULADA						
OTROS ACTIVOS INTANGIBLES						
Gastos de adquisición de cartera	(5,79)	(0,41)	–	(3,37)	–	(9,57)
Aplicaciones informáticas	(87,54)	0,60	(4,62)	(36,28)	17,42	(110,42)
Otros	(26,17)	–	(1,08)	(2,05)	20,77	(8,53)
TOTAL AMORTIZACIÓN ACUMULADA	**(119,50)**	**0,19**	**(5,70)**	**(41,70)**	**38,19**	**(128,52)**
DETERIORO						
FONDO DE COMERCIO	(30,78)	–	(1,88)	(8,22)	17,33	(23,55)
OTROS ACTIVOS INTANGIBLES						
Gastos de adquisición de cartera	–	–	–	–	–	–
Aplicaciones informáticas	–	–	–	–	–	–
Otros	(0,04)	–	–	–	–	(0,04)
TOTAL DETERIORO	**(30,82)**	**–**	**(1,88)**	**(8,22)**	**17,33**	**(23,59)**
TOTAL FONDO DE COMERCIO	**603,97**	**(13,93)**	**415,04**	**(2,63)**	**14,48**	**1.016,93**
TOTAL OTROS ACTIVOS INTANGIBLES	**77,76**	**7,56**	**81,28**	**18,77**	**(14,56)**	**170,79**
TOTAL ACTIVOS INTANGIBLES	**681,73**	**(6,37)**	**496,30**	**16,14**	**(0,08)**	**1.187,72**

Datos en millones de euros

Los importes reflejados como cambios en el perímetro del ejercicio 2007 proceden principalmente de las adquisiciones de participaciones en las entidades GENEL SIGORTA, BANKINTER VIDA y CCM VIDA Y PENSIONES, cuyos fondos de comercio ascienden a 150,69; 160,45 y 89,51 millones de euros, respectivamente; y los gastos de adquisición de cartera de BANKINTER VIDA y CCM VIDA Y PENSIONES a 46,41 y 32,48 millones de euros, respectivamante.

Los gastos de adquisición de cartera se amortizan durante la vida de las carteras y en función del mantenimiento de las mismas.

A continuación se detalla la vida útil y coeficiente de amortización utilizados para los siguientes activos intangibles en los que se ha seguido para todos los casos un método lineal de amortización.

Grupo de elementos	Vida útil (años)	Coeficiente de amortización (anual)
Aplicaciones informáticas	4	25%
Derechos de uso de concesiones administrativas	57	1,75%

La amortización de activos intangibles con vida útil definida ha sido registrada en la cuenta de gastos por naturaleza "Dotaciones a la amortización".

La vida útil de los siguientes activos intangibles es considerada indefinida ya que se espera que dichos activos contribuirán a la obtención de ingresos futuros para el Grupo de forma ilimitada:

Elemento	Valor en libros	
	31/12/2008	31/12/2007
Fondo de comercio de consolidación	1.483,21	898,85
Fondo de comercio de fusión	118,08	118,08

Datos en millones de euros

En el cuadro siguiente se detalla información sobre las unidades generadoras de efectivo a las que se encuentran asignados los distintos fondos de comercio, así como el valor en libros de los mismos y, en su caso, el importe del deterioro en los últimos ejercicios.

CONCEPTO	Unidad generadora de efectivo	Saldo 31.12.2006	Ejercicio 2007		Saldo 31.12.2007	Ejercicio 2008		Saldo 31.12.2008
			Altas/ (bajas)	Deterioro del periodo		Altas/ (bajas)	Deterioro del periodo	
Fondo de comercio de consolidación:								
MAPFRE VIDA	Seguro de Vida (España y Portugal)	212,54	0,03	–	212,57	–	–	212,57
MAPFRE EMPRESAS	Seguro de empresas	40,19	(0,02)	–	40,17	–	–	40,17
GRUPO CORPORATIVO LML	Seguro No Vida (México)	22,26	–	–	22,26	–	–	22,26
BRICKELL FINANCIAL SERVICES	Asistencia en viaje (U.S.A.)	17,65	–	–	17,65	–	–	17,65
MAPFRE AMÉRICA	Seguros No Vida (América)	22,23	8,27	–	30,50	–	–	30,50
MAPFRE WARRANTY	Extensión de Garantía	11,12	(0,04)	–	11,08	–	–	11,08
MAPFRE NOSSA CAIXA	Seguros de Vida (Brasil)	79,13	6,38	–	85,51	(17,10)	–	68,41
ABRAXAS	Asistencia en Viaje (Reino Unido)	15,78	0,84	–	16,62	–	–	16,62
GENEL SIGORTA	Seguros (Turquía)	–	150,69	–	150,69	(77,78)	–	72,91
BANKINTER VIDA	Seguros de Vida (España)	–	160,45	–	160,45	–	–	160,45
CCM VIDA Y PENSIONES	Seguros de Vida y Pensiones (España)	–	89,51	–	89,51	1,00	–	90,51
COMMERCE	Seguros No Vida (U.S.A.)	–	–	–	–	618,33	–	618,33
DUERO VIDA	Seguros de Vida (España)	–	–	–	–	70,12	–	70,12
DUERO PENSIONES	Gestora de fondos de pensiones (España)	–	–	–	–	13,38	–	13,38
Otros	–	64.26	(10,38)	7,96	61.84	(12,11)	(11,48)	38,25
Total fondo de comercio de consolidación		485,16	405,73	7,96	898,85	595,84	(11,48)	1.483,21
Fondo de comercio de fusión								
MAPFRE FINISTERRE	Seguros de decesos (España)	87,93	–	–	87,93	–	–	87,93
ASEICA	Asistencia sanitaria (Canarias)	12,73	–	–	12,73	–	–	12,73
Otros	–	18.15	–	(0,73)	17,42	–	–	17,42
Total fondo de comercio de fusión		118,81	–	(0,73)	118,08	–	–	118,08
Total fondo de comercio		**603,97**	**405,73**	**7,23**	**1.016,93**	**595,84**	**(11,48)**	**1.601,29**
Fondo de comercio de entidades asociadas								
MIDDLESEA INSURANCE	Seguros (Sur de Europa)	6,00	–	–	6,00	–	–	6,00
Otros	–	3,72	–	(2,04)	1,68	(0,29)	–	1,39
Total fondo de comercio de entidades asociadas (método de la participación) (*)		**9,72**	**–**	**(2,04)**	**7,68**	**(0,29)**	**–**	**7,39**

Datos en millones de euros

(*) El fondo de comercio relacionado con adquisiciones de asociadas se incluye como mayor valor de las inversiones contabilizadas bajo el método de la participación.

El valor en libros neto del posible deterioro de cada uno de los fondos de comercio descritos es igual o inferior al importe recuperable de la unidad generadora de efectivo a la que se encuentra asignado, que se ha determinado según su valor de uso calculado a partir de las proyecciones de flujos de efectivo.

La tasa de descuento aplicada a dichas proyecciones está basada en los tipos de interés del mercado geográfico en el que opera cada unidad generadora de efectivo que oscila, después de impuestos, entre 2,70 y 11,74 y a los que se ha añadido una prima de riesgo en función del tipo de actividad de la misma.

La tasa de descuento resultante aplicada en los casos más significativos ha sido la siguiente:

Fondo de comercio	Tasa de descuento después de impuestos
COMMERCE	7,52
MAPFRE VIDA, BANKINTER VIDA, CCM VIDA Y PENSIONES, DUERO VIDA Y DUERO PENSIONES	6,20
MAPFRE EMPRESAS	7,20
MAPFRE NOSSA CAIXA	12,85
MAPFRE FINISTERRE	9,50
GENEL SIGORTA	16,24

Las proyecciones correspondientes a los cinco primeros ejercicios consideran tasas de crecimiento de los flujos basadas en la experiencia histórica, mientras que en los años siguientes se consideran flujos constantes.

6.2. INMOVILIZADO MATERIAL E INVERSIONES INMOBILIARIAS

Inmovilizado material

En los cuadros siguientes se detalla el movimiento de este epígrafe en los dos últimos ejercicios:

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas o dotaciones	Salidas, bajas o reducciones	Saldo final	Valor de mercado
COSTE							
INMUEBLES DE USO PROPIO							
Terrenos y bienes naturales	90,51	(9,15)	3,52	16,14	(14,57)	86,45	99,84
Edificios y otras construcciones	981,00	3,63	45,99	107,81	(212,98)	925,45	1.467,13
OTRO INMOVILIZADO MATERIAL							
Elementos de transporte	180.54	(3,10)	1,47	61,45	(76,46)	163,90	105,05
Mobiliario e instalaciones	366,36	(10,80)	10,69	64,41	(39,69)	390,97	220,05
Otro inmovilizado material	177,29	(3,75)	26,45	24,59	(67,33)	157,25	49,70
Anticipos e inmovilizaciones en curso	1,51	(0,36)	–	0,79	(0,52)	1,42	1,25
TOTAL COSTE	**1.797,21**	**(23,53)**	**88,12**	275,19	**(411,55)**	**1.725,44**	**1.943,02**
AMORTIZACIÓN ACUMULADA							
INMUEBLES DE USO PROPIO	(98,85)	0,30	(12,80)	(13,91)	32,19	(93,07)	–
OTRO INMOVILIZADO MATERIAL	(349,17)	10,72	(34,92)	(65,53)	104,15	(334,75)	–
TOTAL AMORTIZACIÓN ACUMULADA	**(448,02)**	**11,02**	**(47,72)**	**(79,44)**	**136,34**	**(427,82)**	–
DETERIORO							
INMUEBLES DE USO PROPIO							
Terrenos y bienes naturales	–	–	–	–	–	–	–
Edificios y otras construcciones	(3,63)	2,04	–	(0,23)	1,49	(0,33)	–
OTRO INMOVILIZADO MATERIAL							
Elementos de transporte	(0,77)	–	–	(0,04)	0,33	(0,48)	–
Mobiliario e instalaciones	(1,50)	(0,67)	–	(0,04)	0,86	(1,35)	–
Otro inmovilizado material	(3,21)	(0,01)	–	–	–	(3,22)	–
TOTAL DETERIORO	**(9,11)**	**1,36**	–	**(0,31)**	**2,68**	**(5,38)**	–
TOTAL INMUEBLES DE USO PROPIO	**969,03**	**(3,18)**	**36,71**	**109,81**	**(193,87)**	**918,50**	**1.566,97**
TOTAL OTRO INMOVILIZADO MATERIAL	**371,05**	**(7,97)**	**3,69**	**85,63**	**(78,66)**	**373,74**	**376,05**
TOTAL INMOVILIZADO MATERIAL	**1.340,08**	**(11,15)**	**40,40**	**195,44**	**(272,53)**	**1.292,24**	**1.943,02**

Datos en millones de euros

Las principales adiciones del ejercicio 2008 proceden de la adquisición de edificios por parte de MAPFRE FAMILIAR.

Entre las bajas relevantes del ejercicio 2008 se encuentra, por importe de 46,68 millones de euros, el traspaso a inversiones inmobiliarias del edificio situado en la calle Recoletos nº23, que ha sido arrendado.

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas o dotaciones	Salidas, bajas o reducciones	Saldo final	Valor de mercado
COSTE							
INMUEBLES DE USO PROPIO							
Terrenos y bienes naturales	69,45	(1,98)	0,90	27,00	(4,86)	90,51	91,95
Edificios y otras construcciones	827,21	(2,64)	62,63	105,63	(11,83)	981,00	1.527,05
OTRO INMOVILIZADO MATERIAL							
Elementos de transporte	94,56	0,28	3,60	84,98	(2,88)	180,54	167,21
Mobiliario e instalaciones	333,99	(2,67)	15,63	25,83	(6,42)	366,36	292,07
Otro inmovilizado material	170,47	(0,25)	5,24	12,37	(10,54)	177,29	104,83
Anticipos e inmovilizaciones en curso	1,36	(0,03)	0,26	0,56	(0,64)	1,51	0,41
TOTAL COSTE	**1.497,04**	**(7,29)**	**88,26**	**256,37**	**(37,17)**	**1.797,21**	**2.183,52**
AMORTIZACIÓN ACUMULADA							
INMUEBLES DE USO PROPIO	(90,45)	1,46	(7,57)	(14,60)	12,31	(98,85)	–
OTRO INMOVILIZADO MATERIAL	(255,26)	3,29	(15,89)	(99,25)	17,94	(349,17)	–
TOTAL AMORTIZACIÓN ACUMULADA	**(345,71)**	**4,75**	**(23,46)**	**(113,85)**	**30,25**	**(448,02)**	**–**
DETERIORO							
INMUEBLES DE USO PROPIO							
Terrenos y bienes naturales	(0,55)	0,07	–	–	0,48	–	–
Edificios y otras construcciones	(1,64)	(1,94)	(0,11)	(0,04)	0,10	(3,63)	–
OTRO INMOVILIZADO MATERIAL							
Elementos de transporte	(0,18)	0,01	(0,83)	(0,01)	0,24	(0,77)	–
Mobiliario e instalaciones	(0,83)	(0,67)	–	–	–	(1,50)	–
Otro inmovilizado material	(3,21)	–	–	–	–	(3,21)	–
TOTAL DETERIORO	**(6,41)**	**(2,53)**	**(0,94)**	**(0,05)**	**0,82**	**(9,11)**	**–**
TOTAL INMUEBLES DE USO PROPIO	**804,02**	**(5,03)**	**55,85**	**117,99**	**(3,80)**	**969,03**	**1.619,00**
TOTAL OTRO INMOVILIZADO MATERIAL	**340,90**	**(0,04)**	**8,01**	**24,48**	**(2,30)**	**371,05**	**564,52**
TOTAL INMOVILIZADO MATERIAL	**1.144,92**	**(5,07)**	**63,86**	**142,47**	**(6,10)**	**1.340,08**	**2.183,52**

Datos en millones de euros

Las principales adiciones del ejercicio 2007 proceden de la fusión de MUTUA VALENCIANA AUTOMOVILISTA con MAPFRE AUTOMÓVILES y de la adquisición de un edificio en Aravaca (Madrid).

El coste del inmovilizado material totalmente amortizado a 31 de diciembre de 2008 y 2007 asciende a 88,72 y 94,61 millones de euros respectivamente.

El importe de las pérdidas por deterioro asciende a 0,31 y 0,05 millones de euros para los ejercicios 2008 y 2007 respectivamente, y el de las reversiones a 2,68 y 0,82 millones de euros. Estos importes se encuentran recogidos en los epígrafes "Dotación a la provisión por deterioro de activos" y "Reversión de la provisión por deterioro de activos" de la cuenta de resultados consolidada.

Inversiones inmobiliarias

En los cuadros siguientes se detalla el movimiento de este epígrafe en los dos últimos ejercicios:

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas o dotaciones	Salidas, bajas o reducciones	Saldo final	Valor de mercado
COSTE							
INMUEBLES DE INVERSIÓN							
Terrenos y bienes naturales	105,50	1,87	0,01	4,77	(8,64)	103,51	171,68
Edificios y otras construcciones	832,52	(2,90)	0,41	271,63	(62,99)	1.038,67	1.547,42
OTRAS INVERSIONES INMOBILIARIAS	9,83	(1,98)	–	–	(7,85)	–	–
TOTAL COSTE	**947,85**	**(3,01)**	**0,42**	**276,40**	**(79,48)**	**1.142,18**	**1.719,10**
AMORTIZACIÓN ACUMULADA							
INMUEBLES DE INVERSIÓN	(151,73)	(0,75)	(0,16)	(52,55)	1,94	(203,25)	–
TOTAL AMORTIZACIÓN ACUMULADA	**(151,73)**	**(0,75)**	**(0,16)**	**(52,55)**	**1,94**	**(203,25)**	–
DETERIORO							
INMUEBLES DE INVERSIÓN							
Terrenos y bienes naturales	–	–	–	–	–	–	–
Edificios y otras construcciones	(4,78)	(1,99)	–	(1,42)	–	(8,19)	–
TOTAL DETERIORO	**(4,78)**	**(1,99)**	–	**(1,42)**	–	**(8,19)**	–
TOTAL INVERSIONES INMOBILIARIAS	**791,34**	**(5,75)**	**0,26**	**222,43**	**(77,54)**	**930,74**	**1.719,10**

Datos en millones de euros

Las principales adiciones del ejercicio 2008 proceden de la adquisición por parte de MAPFRE FAMILIAR de diversos locales en Barcelona, Madrid y Valencia.

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas o dotaciones	Salidas, bajas o reducciones	Saldo final	Valor de mercado
COSTE							
INMUEBLES DE INVERSIÓN							
Terrenos y bienes naturales	179,00	(0,08)	28,47	0,47	(102,36)	105,50	175,68
Edificios y otras construcciones	710,67	6,84	16,78	112,50	(14,27)	832,52	1.359,64
OTRAS INVERSIONES INMOBILIARIAS	–	–	–	9,83	–	9,83	9,83
TOTAL COSTE	**889,67**	**6,76**	**45,25**	**122,80**	**(116,63)**	**947,85**	**1.545,15**
AMORTIZACIÓN ACUMULADA							
INMUEBLES DE INVERSIÓN	(104,05)	0,45	(2,15)	(52,41)	6,43	(151,73)	–
TOTAL AMORTIZACIÓN ACUMULADA	**(104,05)**	**0,45**	**(2,15)**	**(52,41)**	**6,43**	**(151,73)**	**–**
DETERIORO							
INMUEBLES DE INVERSIÓN							
Terrenos y bienes naturales	(0,48)	–	–	–	0,48	–	–
Edificios y otras construcciones	(1,66)	–	(0,36)	(4,33)	1,57	(4,78)	–
TOTAL DETERIORO	**(2,14)**	**–**	**(0,36)**	**(4,33)**	**2,05**	**(4,78)**	**–**
TOTAL INVERSIONES INMOBILIARIAS	**783,48**	**7,21**	**42,74**	**66,06**	**(108,15)**	**791,34**	**1.545,15**

Datos en millones de euros

Los cambios en el perímetro del ejercicio 2007 proceden de la incorporación de la entidad GENEL SIGORTA.

El resto de movimientos del ejercicio 2007 se deben principalmente a traspasos y a la venta de un edificio de oficinas en Barcelona.

El valor de mercado de las inversiones inmobiliarias se corresponde con el valor de tasación determinado por la Dirección General de Seguros y Fondos de Pensiones o por entidad tasadora independiente autorizada.

Los ingresos y gastos de arrendamientos derivados de inversiones inmobiliarias del ejercicio 2008 y 2007 se detallan en el siguiente cuadro.

Concepto	Inversiones de					
	Explotación		Patrimonio		Total	
	2008	2007	2008	2007	2008	2007
Ingresos de las inversiones inmobiliarias						
Por alquileres	73,03	71,74	20,14	12,77	93,17	84,51
Otros	–	0,12	13,36	2,52	13,36	2,64
Ganancias por realizaciones	43,08	29,85	4,49	–	47,57	29,85
Total ingresos de las inversiones inmobiliarias	**116,11**	**101,71**	**37,99**	**15,29**	**154,10**	**117,00**
Gastos de las inversiones inmobiliarias						
Gastos operativos directos	39,11	30,31	5,18	3,80	44,29	34,11
Otros gastos	0,89	0,93	0,33	1,35	1,22	2,28
Pérdidas por realizaciones	0,06	–	0,02	0,08	0,08	0,08
Total gastos de las inversiones inmobiliarias	**40,06**	**31,24**	**5,53**	**5,23**	**45,59**	**36,47**

Datos en millones de euros

La pérdida por deterioro del ejercicio se encuentra registrada en la cuenta "Dotación a la provisión por deterioro de activos" y la reversión en la de "Reversión de la provisión por deterioro de activos" de la cuenta de resultados consolidada.

6.3. ARRENDAMIENTOS

El Grupo ha arrendado los siguientes elementos mediante contratos de arrendamiento operativo:

Tipo de activo	Valor neto contable		Duración máxima de los contratos (años)		Años máximos transcurridos	
	2008	2007	2008	2007	2008	2007
Inversiones inmobiliarias	930,74	791,34	25	25	13	12

Datos en millones de euros

Los cobros futuros mínimos a 31 de diciembre de los dos últimos ejercicios a recibir en concepto de arrendamientos operativos no cancelables son los siguientes:

Concepto	2008	2007
Menos de un año	52,96	51,28
Más de un año pero menos de cinco	134,59	135,90
Más de cinco años	5,55	11,25
Total	**193,10**	**198,43**

Datos en millones de euros

El Grupo es arrendatario de arrendamientos operativos sobre inmuebles y otro inmovilizado material.

Estos arrendamientos tienen una duración media de 5 años, sin cláusulas de renovación estipuladas en los contratos. No hay restricción alguna para el arrendatario respecto a la contratación de estos arrendamientos.

Los pagos mínimos futuros a pagar en concepto de arrendamientos operativos no cancelables a 31 de diciembre son los siguientes:

Concepto	2008	2007
Menos de un año	22,19	16,37
Más de un año pero menos de cinco	84,44	96,60
Más de cinco años	125,32	154,54
Total	**231,95**	**267,51**

Datos en millones de euros

Las cuotas contingentes registradas como gasto en los ejercicios 2008 y 2007 ascienden a 11,33 y 0,04 millones de euros respectivamente.

6.4. INVERSIONES FINANCIERAS

A 31 de diciembre de 2008 y 2007 la composición de las inversiones financieras es la siguiente:

Concepto	Valor contable	
	2008	2007
CARTERA A VENCIMIENTO		
Renta fija	604,69	715,85
Otras inversiones	136,45	394,29
Total cartera a vencimiento	**741,14**	**1.110,14**
CARTERA DISPONIBLE PARA LA VENTA		
Acciones	716,27	1.195,56
Renta fija	22.744,31	19.933,26
Fondos de inversión	706,20	1.198,77
Otros	428,50	229,79
Total cartera disponible para la venta	**24.595,28**	**22.557,38**
CARTERA DE NEGOCIACIÓN		
Derivados (no cobertura):		
Contratos a plazo en divisas	–	5,54
Permutas financieras swaps	2,76	–
Otros derivados	20,54	–
Otras inversiones:		
Acciones	0,43	9,03
Renta fija	856,62	1.115,09
Fondos de inversión	44,61	43,76
Otros	14,15	41,43
Total cartera de negociación	**939,11**	**1.214,85**

Datos en millones de euros

Cartera a vencimiento

Se detallan a continuación las inversiones afectas a la cartera a vencimiento a 31 de diciembre de 2008 y 2007:

Concepto	Valor contable (coste amortizado)		Valor razonable		Ingresos por intereses		Deterioro			
							Pérdida registrada		Ganancias por reversión	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Renta fija	604,69	715,85	604,08	723,22	107,07	71,28	–	–	–	–
Otras inversiones	136,45	394,29	136,41	394,29	36,35	20,99	–	–	–	–
Total	**741,14**	**1.110,14**	**740,49**	**1.117,51**	**143,42**	**92,27**	–	–	–	–

Datos en millones de euros

Cartera disponible para la venta

Se detallan a continuación las inversiones afectas a la cartera disponible para la venta a 31 de diciembre de 2008 y 2007:

Concepto	Valor contable (valor razonable)		Deterioro			
			Pérdida registrada		Ganancias por reversión	
	2008	2007	2008	2007	2008	2007
Acciones	716,27	1.195,56	(1,14)	–	–	–
Renta fija	22.744,31	19.933,26	(27,56)	(3,70)	5,33	–
Fondos de inversión	706,20	1.198,77	(7,44)	(0,28)	–	0,14
Otros	428,50	229,79	(17,99)	–	–	–
Total	**24.595,28**	**22.557,38**	**(54,13)**	**(3,98)**	**5,33**	**0,14**

Datos en millones de euros

Los ajustes de valoración de las inversiones en cartera ascienden a (66,78) y 838,15 millones de euros a 31 de diciembre de 2008 y 2007 respectivamente, que han sido registrados netos del efecto impositivo en patrimonio.

Los traspasos a la cuenta de resultados consolidada de los ajustes de valoración de las inversiones en cartera de ejercicios anteriores, realizados durante los ejercicios 2008 y 2007, ascienden a un importe de (20,80) y 16,41 millones de euros respectivamente.

Cartera de negociación

Se detallan a continuación las inversiones afectas a la cartera de negociación a 31 de diciembre de 2008 y 2007:

Concepto	Valor contable (valor razonable)		Plusvalías (minusvalías) imputadas a resultados			
			No realizadas		Realizadas	
	2008	2007	2008	2007	2008	2007
Derivados (no cobertura)						
Contratos a plazo en divisas	--	5,54	--	5,54	--	--
Permutas financieras swaps	2,76	--	--	--	--	--
Opciones	--	--	--	--	--	--
Futuros	--	--	--	--	--	--
Otros derivados	20,54	--	(2,42)	--	--	--
Total derivados (no cobertura)	**23,30**	**5,54**	**(2,42)**	**5,54**	**--**	**--**
Otras inversiones						
Acciones	0,43	9,03	(0,85)	(0,39)	(0,14)	1,24
Renta fija	856,62	1.115,09	7,75	0,84	4,59	7,17
Fondos de inversión	44,61	43,76	(2,13)	0,14	(0,10)	3,69
Otros	14,15	41,43	0,44	(0,67)	(0,58)	1,27
Total otras inversiones	**915,81**	**1.209,31**	**5,21**	**(0,08)**	**3,77**	**13,37**
Total cartera de negociación	**939,11**	**1.214,85**	**2,79**	**5,46**	**3,77**	**13,37**

Datos en millones de euros

En la cuenta de inversiones en renta fija de la cartera de negociación se incluyen 186,44 y 126,04 millones de euros a 31 de diciembre de 2008 y 2007 respectivamente, correspondientes a activos monetarios y deuda pública cedidos temporalmente con pacto de recompra no opcional.

6.5. INVERSIONES POR CUENTA DE TOMADORES DE SEGUROS DE VIDA QUE ASUMEN EL RIESGO DE LA INVERSIÓN

En el siguiente cuadro se muestra la composición del epígrafe de inversiones por cuenta de tomadores de seguros de vida que asumen el riesgo de la inversión a 31 de diciembre de 2008 y 2007:

Concepto	Valor contable		Resultados			
			No realizados		Realizados	
	2008	2007	2008	2007	2008	2007
Acciones	0,56	--	--	--	--	--
Renta fija	237,04	15,28	0,27	(1,90)	--	--
Participaciones en fondos de inversión	234,82	347,08	(30,06)	6,52	(7,95)	(6,58)
Total	**472,42**	**362,36**	**(29,79)**	**4,62**	**(7,95)**	**(6,58)**

Datos en millones de euros

6.6. EXISTENCIAS

En los siguientes cuadros se muestra el detalle de los movimientos del epígrafe de existencias de los dos últimos ejercicios:

Ejercicio 2008

Conceptos	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas	Salidas	Deterioro	Saldo final
Solares	575,95	--	--	2,80	--	--	578,75
Edificaciones terminadas	14,15	--	--	--	(5,18)	--	8,97
Otros productos terminados	0,52	--	--	--	--	--	0,52
Promociones y obras en curso	81,21	--	--	103,41	(45,68)	(45,40)	93,54
Materias primas	6,36	--	--	0,23	(1,32)	--	5,27
Total	**678,19**	**--**	**--**	**106,44**	**(52,18)**	**(45,40)**	**687,05**

Datos en millones de euros

Ejercicio 2007

Conceptos	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas	Salidas	Deterioro	Saldo final
Solares	431,43	--	--	146,29	(1,77)	--	575,95
Edificaciones terminadas	0,97	--	--	29,17	(15,99)	--	14,15
Otros productos terminados	8,19	--	--	--	(7,67)	--	0,52
Promociones y obras en curso	51,42	--	--	53,18	(23,39)	--	81,21
Materias primas	6,38	--	--	0,40	(0,42)	--	6,36
Total	**498,39**	**--**	**--**	**229,04**	**(49,24)**	**--**	**678,19**

Datos en millones de euros

Las entradas corresponden a las adquisiciones de suelo y desarrollo de promociones realizadas por MAPFRE INMUEBLES en el ejercicio de su actividad.

El importe de los costes por intereses capitalizados en los ejercicios 2008 y 2007 ha sido de 23,91 y 15,56 millones de euros, respectivamente. La tasa de capitalización utilizada en los ejercicios 2008 y 2007 para determinar los costes por intereses susceptibles de ser capitalizados ha sido del 5,25 y 4,69 por 100, respectivamente.

6.7. CRÉDITOS

En el siguiente cuadro se muestra la composición del epígrafe de créditos a 31 de diciembre de 2008 y 2007; así como las pérdidas por deterioro y las ganancias por reversiones de éste registradas en los dos últimos ejercicios:

Concepto	Importe bruto		Deterioro		Saldo neto en balance		Deterioro			
							Pérdidas registradas		Ganancias por reversión	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Créditos por operaciones de seguro directo y coaseguro	2.469,24	2.184,53	(56,31)	(45,85)	2.412,93	2.138,68	(14,51)	--	4,05	--
Créditos por operaciones de reaseguro	317,05	254,46	(1,12)	(2,23)	315,93	252,23	--	(0,66)	0,66	--
Créditos fiscales	84,32	204,54	--	--	84,32	204,54	--	--	--	--
Créditos sociales y otros	339,38	280,95	(3,65)	(4,93)	335,73	276,02	(0,02)	--	1,30	--
Total	**3.209,9**	**2.924,48**	**(61,08)**	**(53,01)**	**3.148,91**	**2.871,47**	**(14,53)**	**(0,66)**	**6,01**	--

Datos en millones de euros

Los saldos incluidos en el epígrafe de créditos no devengan intereses y con carácter general su liquidación se produce en el ejercicio siguiente.

6.8 DETERIORO DE ACTIVOS

En los cuadros siguientes se detalla el deterioro de activos en los dos últimos ejercicios:

Ejercicio 2008

Deterioro en:	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Registro en resultados		Baja del activo	Saldo final
				Dotación	Reducción		
Activos intangibles	**23,59**	–	–	**12,20**	–	**(0,72)**	**35,07**
I. Fondo de comercio	23,55	–	–	12,20	–	(0,72)	35,03
II. Otros activos intangibles	0,04	–	–	–	–	–	0,04
Inmovilizado material	**9,11**	**(1,36)**	–	**0,31**	**(1,31)**	**(1,37)**	**5,38**
I. Inmuebles de uso propio	3,63	(2,04)	–	0,23	(0,12)	(1,37)	0,33
II. Otro inmovilizado material	5,48	0,68	–	0,08	(1,19)	–	5,05
Inversiones	**20,22**	**3,66**	–	**55,55**	**(5,36)**	–	**74,07**
I. Inversiones inmobiliarias	4,78	1,99	–	1,42	–	–	8,19
II. Inversiones financieras							
- Cartera a vencimiento	–	–	–	–	–	–	–
- Cartera disponible para la venta	3,65	0,14	–	54,13	(5,33)	–	52,59
- Cartera de negociación	1,93	0,36	–	–	–	–	2,29
III. Inversiones contabilizadas aplicando el método de participación	0,08	1,17	–	–	–	–	1,25
IV. Depósitos constituidos por reaseguro aceptado	–	–	–	–	–	–	–
V. Otras inversiones	9,78	–	–	–	(0,03)	–	9,75
Existencias	–	–	–	**45,40**	–	–	**45,40**
Créditos	**53,01**	**(0,45)**	–	**14,53**	**(6,01)**	–	**61,08**
I. Créditos por operaciones de seguro directo y coaseguro	45,85	–	–	14,51	(4,05)	–	56,31
II. Créditos por operaciones de reaseguro	2,23	(0,45)	–	–	(0,66)	–	1,12
III. Créditos fiscales	–	–	–	–	–	–	–
IV. Créditos sociales y otros	4,93	–	–	0,02	(1,30)	–	3,65
Otros activos	–	–	–	**0,01**	–	–	**0,01**
Total deterioro	**105,93**	**1,85**	–	**128,00**	**(12,68)**	**(2,09)**	**221,01**

Datos en millones de euros

Ejercicio 2007

Deterioro en:	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Registro en resultados		Baja del activo	Saldo final
				Dotación	Reducción		
Activos intangibles	**30,82**	**--**	**1,88**	**8,22**	**--**	**(17,33)**	**23,59**
I. Fondo de comercio	30,78	--	1,88	8,22	--	(17,33)	23,55
II. Otros activos intangibles	0,04	--	--	--	--	--	0,04
Inmovilizado material	**6,41**	**2,53**	**0,94**	**0,05**	**(0,82)**	**--**	**9,11**
I. Inmuebles de uso propio	2,19	1,87	0,11	0,04	(0,58)	--	3,63
II. Otro inmovilizado material	4,22	0,66	0,83	0,01	(0,24)	--	5,48
Inversiones	**9,04**	**4,86**	**0,36**	**8,40**	**(0,20)**	**(2,24)**	**20,22**
I. Inversiones inmobiliarias	2,14	--	0,36	4,33	(0,04)	(2,01)	4,78
II. Inversiones financieras							
-Cartera a vencimiento	--	--	--	--	--	--	--
-Cartera disponible para la venta	0,04	--	--	3,98	(0,14)	(0,23)	3,65
-Cartera de negociación	--	1,94	--	0,01	(0,02)	--	1,93
III Inversiones contabilizadas aplicando el método de participación	--	--	--	0,08	--	--	0,08
IV Depósitos constituidos por reaseguro aceptado	--	--	--	--	--	--	--
V Otras inversiones	6,86	2,92	--	--	--	--	9,78
Créditos	**57,77**	**--**	**--**	**0,66**	**--**	**(5,42)**	**53,01**
I Créditos por operaciones de seguro directo y coaseguro	49,86	--	--	--	--	(4,01)	45,85
II Créditos por operaciones de reaseguro	1,63	--	--	0,66	--	(0,06)	2,23
III Créditos fiscales	--	--	--	--	--	--	--
IV Créditos sociales y otros	6,28	--	--	--	--	(1,35)	4,93
Otros activos	**--**	**--**	**--**	**--**	**--**	**--**	**--**
Total deterioro	**104,04**	**7,39**	**3,18**	**17,33**	**(1,02)**	**(24,99)**	**105,93**

Datos en millones de euros

6.9. TESORERÍA

Se han realizado a lo largo de los ejercicios 2008 y 2007 desembolsos por inversiones en empresas del Grupo, correspondiendo las más significativas a las adquisiciones siguientes:

Sociedad adquiriente	Detalles de la adquisición			
	Sociedad	Porcentaje	Actividad	Importe desembolsado
Ejercicio 2008				
MAPFRE INTERNACIONAL, S.A.	COMMERCE	100%	Seguros No Vida – U.S.A.	1.515,42
MAPFRE, S.A.	DUERO VIDA	50%	Seguros Vida – España	87,50
MAPFRE, S.A.	DUERO PENSIONES	50%	Administración de fondos de pensiones-España	18,03
Ejercicio 2007				
MAPFRE, S.A.	GENEL SIGORTA	80%	Seguros-Turquía	281,99
MAPFRE VIDA	BANKINTER VIDA	50%	Seguros Vida-España	183,22
MAPFRE, S.A.	CCM VIDA Y PENSIONES	50%	Seguros Vida-España	113,95

Datos en millones de euros

Las inversiones del ejercicio 2008 se financiaron con fondos propios y con préstamos bancarios, y las del ejercicio 2007 con fondos propios y con la emisión de obligaciones descrita en la Nota 6.12.

Asimismo, a lo largo de los ejercicios 2008 y 2007 se han realizado enajenaciones de inversiones en entidades asociadas por importe de 114,43 y 1,09 millones de euros respectivamente, procedentes principalmente de la venta en 2008 de la participación en CAJA MADRID BOLSA, GESMADRID y CAJA MADRID PENSIONES y en 2007 de la participación en VIAJES TÍVOLI.

No existen transacciones no monetarias significativas relacionadas con actividades de inversión y financiación excluidas del estado de flujos de efectivo.

6.10. ACTIVOS NO CORRIENTES CLASIFICADOS COMO MANTENIDOS PARA LA VENTA, PASIVOS ASOCIADOS Y ACTIVIDADES INTERRUMPIDAS

Las principales clases de activos no corrientes clasificados como mantenidos para la venta y de actividades interrumpidas, así como los pasivos asociados a los mismos a 31 de diciembre de 2008 y 2007 son los siguientes:

Concepto	Activos no corrientes clasificados como mantenidos para la venta		Actividades interrumpidas		Total	
	2008	2007	2008	2007	2008	2007
Activos						
Activos intangibles	–	–	0,02	2,93	0,02	2,93
Inmovilizado material	4,53	7,24	0,19	0,45	4,72	7,69
Otros activos	8,69	–	7,32	11,97	16,01	11,97
Total activos	**13,22**	**7,24**	**7,53**	**15,35**	**20,75**	**22,59**
Pasivos asociados	7,37	–	–	11,92	7,37	11,92

Datos en millones de euros

Los activos y pasivos descritos corresponden principalmente al segmento de "Otras actividades".

Se prevé que la venta de los activos no corrientes mantenidos para la venta se materialice antes de 12 meses, estimándose que no se producirán pérdidas en su realización.

Los activos de actividades interrumpidas del ejercicio 2008 corresponden a diversas agencias en el exterior; y los de 2007 estaban asociados a la actividad de VIAJES MAPFRE, habiéndose cedido su agencia de viajes a Carlson Wagonlit Travel durante el ejercicio 2008.

Durante los ejercicios 2008 y 2007 los activos descritos han generado unos ingresos totales de 18,90 y 31,07 millones de euros, respectivamente, y unas pérdidas netas de 2,20 y 3,99 millones de euros, respectivamente. Los flujos netos de efectivo generados en dichos periodos por los citados activos han ascendido a 1,02 y 3,06 millones de euros, respectivamente.

6.11. PATRIMONIO NETO

- **Capital social**

El capital social se registra por el valor nominal de las acciones desembolsadas o cuyo desembolso haya sido exigido.

El capital social de la Sociedad dominante a 31 de diciembre de 2008 está representado por 2.744.832.287 acciones de 0,10 euros de valor nominal cada una, totalmente suscritas y desembolsadas. Todas las acciones confieren los mismos derechos políticos y económicos.

CARTERA MAPFRE participa en el 63,56 por 100 y 74,18 por 100 del capital a 31 de diciembre de 2008 y 2007, respectivamente; y CAJA MADRID CIBELES, S.A. en el 15 por 100 a 31 de diciembre de 2008.

Todas las acciones representativas del capital social de la Sociedad dominante están admitidas a negociación oficial en las Bolsas de Madrid y Barcelona.

- **Ampliaciones de capital llevadas a cabo en los ejercicios 2007 y 2008**

a) 19 de enero de 2007

Con esta fecha se llevó a cabo una ampliación de capital con exclusión del derecho de suscripción preferente, mediante la emisión de 1.080.820.633 nuevas acciones ordinarias de 0,10 euros de valor nominal cada una, que fueron totalmente suscritas y desembolsadas. Estas acciones se emitieron al tipo del 3.192 por 100, es decir, a 3,192 euros cada una, correspondiendo 0,10 euros a su valor nominal y los restantes 3,092 euros se destinaron a reserva legal hasta alcanzar el 20 por 100 del capital social y el resto a prima de emisión.

El aumento de capital se compuso de dos tramos, un primer tramo por importe de 96.057.753,00 euros cubierto mediante aportación no dineraria, previamente valorada al efecto por experto independiente y propiedad del socio CARTERA MAPFRE, y un segundo tramo por importe de 12.024.310,30 euros mediante aportación dineraria de MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA (en adelante, MAPFRE MUTUALIDAD).

El primer tramo de la ampliación de capital consistió en la emisión de 960.577.530 acciones de la Sociedad dominante, de 0,10 euros de valor nominal cada una, y fué suscrito mediante la aportación no dineraria por parte del socio suscriptor, CARTERA MAPFRE, de los siguientes bienes:

- 75.009.893 acciones de 2 euros de valor nominal cada una de MAPFRE AUTOMÓVILES, SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS, sociedad domiciliada en Majadahonda (Madrid).

- 17.851.193 acciones de 3,27 euros de valor nominal cada una de MAPFRE AMÉRICA VIDA, S.A., sociedad domiciliada en Madrid.

- 2.098.170 acciones de 10 euros de valor nominal cada una de MAPFRE AGROPECUARIA COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS, S.A., sociedad domiciliada en Majadahonda (Madrid).

- 4.976.123 acciones de 4,99 euros de valor nominal cada una de MAPFRE SEGUROS GERAIS, S.A., sociedad domiciliada en Lisboa (Portugal).

- 201.810 acciones de MAPFRE USA CORPORATION, con domicilio en Miami, Florida.

- 1.421.737 acciones de 3 euros de valor nominal cada una de SOCIETA CATTOLICA DI ASSICURAZIONI, sociedad domiciliada en Verona, Italia.

- 15.270.652 acciones de 6,010121 euros de valor nominal cada una de BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE, S.A., sociedad domiciliada en Majadahonda (Madrid).

- 30.294 acciones de 10 euros de valor nominal cada una de CENTRO INTERNACIONAL DE FORMACIÓN DE DIRECTIVOS MAPFRE, S.A., sociedad domiciliada en San Agustín de Guadalix.

- 287.500 acciones de 6,01 euros de valor nominal cada una de MAPFRE SERVICIOS DE INFORMÁTICA, S.A., sociedad domiciliada en Majadahonda, (Madrid).

El segundo tramo de la ampliación de capital consistió en la emisión de 120.243.103 acciones ordinarias de la Sociedad dominante, de 0,10 euros de valor nominal cada una, y fué suscrito íntegramente por MAPFRE MUTUALIDAD.

La citada ampliación de capital generó unos gastos de 10,02 millones de euros, importe que ha sido deducido, neto del efecto impositivo, por importe de 3,26 millones de euros, del patrimonio neto en la cuenta "Reservas".

b) 8 de mayo de 2008

Como consecuencia de la fusión de MAPFRE S.A. como sociedad absorbente y MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. (en adelante MAPFRE-CAJA MADRID HOLDING) como sociedad absorbida, en mayo de 2008 fueron emitidas 401.527.793 acciones nuevas de la Sociedad dominante, de la misma clase y serie que las anteriores, de 0,10 euros de valor nominal cada una. Estas acciones se emitieron al tipo del 3.049,851 por 100, es decir a

3,049851 euros cada una, correspondiendo 0,10 euros a su valor nominal y los restantes 2,949851 euros a prima de emisión, incluida en el balance consolidado en el epígrafe de "Reservas".

Las nuevas acciones fueron íntegramente suscritas por CORPORACIÓN FINANCIERA CAJA DE MADRID, S.A. y dieron derecho a participar en las ganancias sociales en igualdad de derechos respecto de las acciones existentes.

c) 4 de diciembre de 2008

Como parte de la opción dada a los accionistas de la Sociedad dominante de reinvertir el dividendo cobrado en acciones de MAPFRE, el 4 de diciembre de 2008 se llevó a cabo una ampliación de capital mediante la emisión de 67.980.331 nuevas acciones ordinarias de 0,10 euros de valor nominal cada una, que fueron totalmente suscritas y desembolsadas. Estas acciones se emitieron al tipo del 2.210 por 100, es decir, a 2.21 euros cada una, correspondiendo 0,10 euros a su valor nominal y los restantes 2,11 euros se destinaron a reserva legal hasta alcanzar el 20 por 100 del capital social y el resto a reservas voluntarias.

- **Reservas por ajustes de valoración**

Recoge aquellas reservas patrimoniales puestas de manifiesto en los ajustes a valor razonable de los diferentes activos y pasivos que según las NIIF deben tener reflejo directo en las cuentas de patrimonio neto del Grupo.

- **Restricciones sobre la disponibilidad de reservas**

  - En el epígrafe de "Reservas" se incluye la reserva legal, por importe de 54,90 y 45,51 millones de euros a 31 de diciembre de 2008 y 2007 respectivamente, que no es distribuible a los accionistas salvo en caso de liquidación de la Sociedad dominante y que sólo puede utilizarse para compensar eventuales pérdidas.

    La misma restricción es aplicable a las reservas legales constituidas por las filiales en sus balances.

  - Asimismo, en este epígrafe de "Reservas" se incluye también la reserva por redenominación del capital social a euros de carácter indisponible por importe de 0,15 millones de euros, conforme a lo dispuesto en el artículo 28 de la Ley 46/1998.

  - No existen otras restricciones a la disponibilidad de las reservas por importe significativo.

- **Intereses minoritarios**

  La adquisición de una participación del 13,47 por 100 en MAPFRE-CAJA MADRID HOLDING pagada en efectivo por importe de 464,29 millones de euros, junto con la fusión descrita anteriormente, ha supuesto la cancelación de los accionistas minoritarios en dicha sociedad, por importe de 913,23 millones de euros. La diferencia entre este importe y el precio total pagado a accionistas minoritarios, tanto en efectivo como en acciones de la Sociedad dominante, ha supuesto una minoración de 775,77 millones de euros en las reservas.

- **Gestión del capital**

  MAPFRE dispone de una política interna de capitalización y dividendos destinada a dotar a las Unidades de una forma racional y objetiva de los capitales necesarios para cubrir los riesgos asumidos. Tanto la estimación de riesgos, como la asignación de capital a cada una de las unidades se detalla en la Nota 7 de la memoria "GESTIÓN DE RIESGOS".

  Por otra parte las partidas integrantes del patrimonio propio no comprometido del Grupo se adecuan a lo exigido por la normativa vigente.

  El importe del margen de solvencia del Grupo de los ejercicios 2008 y 2007 es de 6.414,20 y 6.274,21 millones de euros respectivamente, cifras éstas que superan la cuantía mínima exigida (que asciende a 3.140,16 y 2.294,78 millones de euros respectivamente) en 2,04 veces en el ejercicio 2008 y en 2,73 veces en 2007.

6.12. PASIVOS SUBORDINADOS

A 31 de diciembre de 2008 y 2007 el saldo de esta cuenta recoge principalmente el coste amortizado de las obligaciones subordinadas emitidas por la Sociedad dominante, neto del correspondiente a los títulos comprados en el mercado. Los términos y condiciones más relevantes de la emisión se describen a continuación:

- Naturaleza de la emisión: obligaciones subordinadas representadas mediante anotaciones en cuenta.

- Importe nominal: 700 millones de euros.

- Número de títulos: 14.000.

- Nominal de los títulos: 50.000 euros.

- Fecha de emisión: 24 de julio de 2007.

- Vencimiento: 24 de julio de 2037.

- Primera opción de amortización: 24 de julio de 2017.

- Amortización en casos especiales: por reforma o modificación en la normativa fiscal, por falta de computabilidad como recursos propios del emisor y por cambio de tratamiento otorgado por las Agencias de Calificación Crediticia.

- Intereses desde la emisión hasta la fecha de ejercicio de la primera opción de amortización: 5,921 por 100 anual, pagadero el 24 de julio de cada año.

- Intereses desde la fecha de ejercicio de la primera opción de amortización: tipo variable igual al euribor a 3 meses más 2,05 por 100, pagadero trimestralmente.

- Diferimiento de intereses: el emisor, a su discreción, podrá diferir el pago de los intereses si éste excediese el beneficio distribuible y si el emisor no hubiese realizado ningún pago ni hubiese amortizado o recomprado cualquier clase de capital o de valores emitidos con el mismo rango o de rango inferior a las obligaciones.

- Liquidación de los intereses diferidos: el emisor estará obligado a pagar los intereses diferidos cuando reanude el pago regular de los intereses sobre las obligaciones, amortice anticipadamente las obligaciones o realice pagos o recompras de cualquier clase de capital o de valores emitidos con rango inferior a las obligaciones.

- Orden de prelación: subordinadas a todos los acreedores ordinarios, entendidos como todos aquellos que por orden de prelación se sitúen por delante de los acreedores subordinados en caso de liquidación del emisor.

- Mercado de cotización: AIAF

- Derecho: Español.

- Rating de la emisión: A- (Standard & Poor's).

Durante el ejercicio 2008 se han comprado en el mercado 235 títulos por importe nominal de 11,75 millones de euros, que han generado un beneficio antes de impuestos de 7,03 millones de euros.

Los intereses devengados pendientes de pago a 31 de diciembre de 2008 y 2007 ascienden a 17,86 y 18,17 millones de euros, respectivamente. El valor razonable de los pasivos subordinados no difiere significativamente de su valor contable el 31 de diciembre de 2008.

6.13. PASIVOS FINANCIEROS

El cuadro siguiente recoge el detalle del valor razonable de los pasivos financieros:

Concepto	Valor en libros		Valor razonable	
	2008	2007	2008	2007
Emisión de obligaciones y otros valores negociables	463,21	286,79	475,64	277,54
Deudas con entidades de crédito	1.857,75	494,54	1.857,75	494,54
Otros pasivos financieros	718,97	576,49	718,97	576,49
Total	**3.039,93**	**1.357,82**	**3.052,36**	**1.348,57**

Datos en millones de euros

Emisión de obligaciones y otros valores negociables

A 31 de diciembre de 2008 y 2007 el saldo de esta cuenta recoge el coste amortizado de las obligaciones simples emitidas por la Sociedad dominante, cuyos términos y condiciones más relevantes se describen a continuación:

- Naturaleza de la emisión: obligaciones simples representadas mediante anotaciones en cuenta.
- Importe total: 275 millones de euros.
- Número de títulos: 2.750.
- Nominal de los títulos: 100.000 euros.
- Fecha de la emisión: 12 julio de 2001.
- Plazo de la emisión: 10 años.
- Vencimiento: 12 de julio de 2011.
- Amortización: única al vencimiento y a la par, libre de gastos para el tenedor.
- Listado: Mercado AIAF de renta fija.
- Cupón: 6,02% fijo anual, pagadero en los aniversarios de la fecha de emisión hasta la fecha de vencimiento final inclusive.
- Rating de la emisión: AA-(Standard & Poor´s).

Los intereses devengados pendientes de pago a 31 de diciembre de 2008 y 2007 ascienden a 7,80 millones de euros.

El 28 de febrero de 2002 se acordó una permuta de tipo de interés sobre el importe total de la emisión, reestructurada el 23 de junio de 2003 y en virtud de la cual la Sociedad dominante recibe anualmente un importe equivalente al 6,02% hasta el vencimiento final de la emisión y se obliga al pago del Euribor a 6 meses más el 1,62%, con el límite máximo del 6,02% anual. Esta permuta, cuya cobertura no es eficaz, se contabiliza por su valor razonable, que asciende a 10,1 millones de euros a 31 de diciembre de 2008, en la cuenta de "Otras Inversiones".

Además, al 31 de diciembre de 2008 se incluye en esta cuenta el coste amortizado de las obligaciones simples emitidas por COMMERCE, neto del correspondiente a los títulos comprados en el mercado. Los términos y condiciones más relevantes de la emisión son los siguientes:

- Naturaleza de la emisión: obligaciones simples.
- Importe total: 300 millones de dólares estadounidenses.
- Número de títulos: 300.000.
- Nominal de los títulos: 1.000 dólares estadounidenses.
- Fecha de la emisión: 9 de diciembre 2003
- Plazo de la emisión: 10 años.
- Vencimiento: 9 de diciembre 2013.
- Amortización: única al vencimiento y a la par, libre de gastos para el tenedor.
- Listado: TRACE (Trade Reporting and Compliance Engine™)
- Cupón: 5,95% fijo semestral, pagadero en los días 9 de junio y 9 de diciembre.
- Rating de la emisión: Moody's Baa2; S & P BBB; Fitch A-.

Deudas con entidades de crédito

Las deudas con entidades de crédito presentan el siguiente detalle al 31 de diciembre de 2008 y 2007:

Clase de deuda	Valor en libros		Tipo de interés medio		Garantías otorgadas	
	2008	2007	2008	2007	2008	2007
Arrendamiento financiero	1,73	2,58	7,26%	7,95%	--	--
Créditos	1.464,32	138,77	3,62%	4,68%	--	--
Préstamos	326,85	335,27	5,46%	4,94%	--	--
Otros	64,85	17,92	--	--	--	--
Total	**1.857,75**	**494,54**	--	--	--	--

Datos en millones de euros

En el epígrafe de créditos se incluyen dos préstamos sindicados concedidos a la Sociedad dominante por importe máximo de 500,00 y 1.000,00 millones de euros, cuyos importes dispuestos ascienden a 31 de diciembre de 2008 a 200,00 y 1.000,00 millones de euros, respectivamente. Devengan un interés variable referenciado al euribor más un diferencial de 0,14 y 0,25 por 100; y tienen su vencimiento el 18 de junio de 2014 y 18 de diciembre de 2009, respectivamente.

Otros pasivos financieros

En "Otros pasivos financieros" se incluyen 184,85 y 125,95 millones de euros a 31 de diciembre de 2008 y 2007 respectivamente, correspondientes a cesiones temporales de activos con pacto de recompra no opcional. Además se incluyen 248,00 y 393,70 millones de euros a 31 de diciembre de 2008 y 2007 respectivamente, correspondientes a permutas de tipo de interés vinculados a operaciones de seguros de Vida.

Asimismo en "Otros pasivos financieros" se incluye el importe de otras obligaciones a pagar de naturaleza financiera no incluidas en otras partidas.

6.14. PROVISIONES TÉCNICAS

1. Detalle de la composición del saldo de provisiones técnicas

En el siguiente cuadro se presenta la composición del saldo de cada una de las provisiones técnicas que figuran en el balance de los dos últimos ejercicios.

Concepto	Seguro directo		Reaseguro aceptado		Reaseguro cedido y retrocedido	
	2008	2007	2008	2007	2008	2007
Provisiones para primas no consumidas y para riesgos en curso No Vida						
1.1 Provisión para primas no consumidas	4.099,92	3.125,42	781,87	630,17	780,06	646,27
1.2. Provisión para riesgos en curso	400,64	544,17	3,44	7,87	–	–
Provisiones de seguros de Vida						
2.1 Provisiones para primas no consumidas y para riesgos en curso						
2.1.1. Provisión para primas no consumidas	79,64	63,77	74,30	77,94	53,72	16,30
2.1.2. Provisión para riesgos en curso	63,18	86,57	–	–	–	–
2.2. Provisiones matemáticas	15.933,63	15.944,61	43,33	47,69	30,07	27,75
2.3. Provisiones para participación en beneficios	1,14	1,33	–	–	–	0,69
Provisiones para prestaciones						
3.1. Pendientes de liquidación o pago	4.404,90	3.688,22	801,91	628,59	1.384,17	1.193,48
3.2. Siniestros ocurridos pero no declarados (IBNR)	1.037,50	1.015,34	29,12	20,59	316,17	257,31
3.3. Para gastos internos de liquidación de siniestros	134,56	118,75	0,87	4,17	1,56	4,15
Otras provisiones técnicas						
4.1. Decesos	374,02	336,62	–	–	–	–
4.2. Resto	95,47	57,59	25,36	20,02	0,05	0,13
Total	**26.624,60**	**24.982,39**	**1.760,20**	**1.437,04**	**2.565,80**	**2.146,08**

Datos en millones de euros

2. Movimiento de cada una de las provisiones técnicas

2.1. Provisiones para primas no consumidas, para riesgos en curso, para prestaciones, para participación en beneficios y otras provisiones técnicas

A) SEGURO DIRECTO Y REASEGURO ACEPTADO

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Dotaciones	Aplicaciones	Saldo final
Provisiones para primas no consumidas y para riesgos en curso No Vida						
1.1 Provisión para primas no consumidas	3.755,59	116,65	625,29	4.665,84	(4.281,58)	4.881,79
1.2 Provisión para riesgos en curso	552,04	(123,36)	7,28	368,37	(400,25)	404,08
Provisiones de seguros de Vida						
2.1 Provisión para primas no consumidas y para riesgos en curso						
2.1.1. Provisión para primas no consumidas	141,71	1,74	7,86	153,94	(151,31)	153,94
2.1.2. Provisión para riesgos en curso	86,57	(29,68)	–	63,18	(56,89)	63,18
2.2 Provisiones matemáticas	15.992,30	(75,88)	260,42	2.796,55	(2.996,43)	15.976,96
2.3 Provisión para participación en beneficios	1,33	(0,04)	–	1,14	(1,29)	1,14
Provisiones para prestaciones						
3.1 Seguro directo Vida	271,82	(14,88)	2,31	365,29	(338,04)	286,50
3.2 Seguro directo No Vida	4.550,49	(23,95)	642,19	4.382,33	(4.338,43)	5.212,63
3.3 Reaseguro aceptado	653,35	0,01	58,83	1.133,82	(936,28)	909,73
Otras provisiones técnicas	414,23	7,02	0,60	474,83	(401,83)	494,85
TOTAL	**26.419,43**	**(142,37)**	**1.604,78**	**14.405,29**	**(13.902,33)**	**28.384,80**

Datos en millones de euros

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Dotaciones	Aplicaciones	Saldo final
Provisiones para primas no consumidas y para riesgos en curso No Vida						
1.1 Provisión para primas no consumidas	3.536,99	(210,87)	111,87	4.277,42	(3.959,82)	3.755,59
1.2 Provisión para riesgos en curso	317,34	44,30	81,93	548,87	(440,40)	552,04
Provisiones de seguros de Vida						
2.1 Provisiones para primas no consumidas y para riesgos en curso						
2.1.1. Provisión para primas no consumidas	120,18	(0,03)	9,41	141,72	(129,57)	141,71
2.1.2. Provisión para riesgos en curso	58,05	3,71	0,35	86,53	(62,07)	86,57
2.2 Provisiones matemáticas	14.646,45	(1,41)	1.217,39	2.755,87	(2.626,00)	15.992,30
2.3 Provisión para participación en beneficios	1,37	(0,05)	–	0,18	(0,17)	1,33
Provisiones para prestaciones						
3.1 Seguro directo Vida	348,06	(2,27)	12,56	329,79	(416,32)	271,82
3.2 Seguro directo No Vida	3.803,94	(37,94)	210,28	5.520,95	(4.946,74)	4.550,49
3.3 Reaseguro aceptado	581,30	(5,44)	–	792,69	(715,20)	653,35
Otras provisiones técnicas	357,86	7,14	–	412,40	(363,17)	414,23
TOTAL	**23.771,54**	**(202,86)**	**1.643,79**	**14.866,42**	**(13.659,46)**	**26.419,43**

Datos en millones de euros

B) REASEGURO CEDIDO Y RETROCEDIDO

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Dotaciones	Aplicaciones	Saldo final
Provisión para primas no consumidas	646,27	3,93	51,19	780,06	(701,39)	780,06
Provisión para seguros de Vida	44,74	17,45	2,78	83,82	(65,00)	83,79
Provisión para prestaciones	1.454,94	(32,00)	74,78	1.930,83	(1.726,65)	1.701,90
Otras provisiones técnicas	0,13	–	–	0,06	(0,14)	0,05
TOTAL	**2.146,08**	**(10,62)**	**128,75**	**2.794,77**	**(2.493,18)**	**2.565,80**

Datos en millones de euros

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Dotaciones	Aplicaciones	Saldo final
Provisión para primas no consumidas	633,18	33,67	25,22	646,27	(692,07)	646,27
Provisión para seguros de Vida	68,32	5,04	4,20	44,74	(77,56)	44,74
Provisión para prestaciones	1.102,85	(48,95)	35,56	1.454,94	(1.089,46)	1.454,94
Otras provisiones técnicas	0,09	(0,01)	--	0,13	(0,08)	0,13
TOTAL	**1.804,44**	**(10,25)**	**64,98**	**2.146,08**	**(1.859,17)**	**2.146,08**

Datos en millones de euros

2.2. Provisiones matemáticas

Concepto	Seguro directo y reaseguro aceptado		Reaseguro cedido y retrocedido	
	2008	2007	2008	2007
Provisión matemática al comienzo del ejercicio	**15.992,30**	**14.646,45**	**27,75**	**15,58**
Ajustes al saldo inicial	(75,88)	(1,41)	(0,93)	4,04
Entrada en el perímetro (saldo provisión a fecha de incorporación)	260,42	1.217,39	–	3,56
Primas	2.219,02	2.244,07	9,12	8,18
Intereses técnicos	542,87	476,00	0,17	0,31
Atribución de participación en beneficios	16,68	35,63	–	–
Pagos/cobros de siniestros	(2.928,21)	(1.940,55)	(1,93)	(4,68)
Test de adecuación de provisiones	–	–	–	–
Ajustes por contabilidad tácita	(68,22)	(685,45)	0,01	–
Otros	17,98	0,17	(4,12)	0,76
Salida del perímetro (saldo provisión a la fecha de salida)	–	–	–	–
Provisión matemática al cierre del ejercicio	**15.976,96**	**15.992,30**	**30,07**	**27,75**

Datos en millones de euros

2.3. Provisión de decesos

Concepto	Seguro directo y reaseguro aceptado	
	2008	2007
Provisión al comienzo del ejercicio	**336,62**	**307,11**
Ajustes al saldo inicial	(0,18)	7,14
Entrada en el perímetro (saldo provisión a fecha incorporación)	–	–
Primas	126,60	131,74
Intereses técnicos	15,39	14,56
Pagos de siniestros	(104,41)	(121,14)
Test de adecuación de provisiones	–	–
Otros	–	(2,79)
Salida del perimetro (saldo provisión a la fecha de salida)	–	–
Provisión al cierre del ejercicio	**374,02**	**336,62**

Datos en millones de euros

3. Otra información

3.1. Provisiones técnicas relativas al seguro de Vida cuando el riesgo de la inversión lo asumen los tomadores

Concepto	Seguro directo y reaseguro aceptado	
	2008	2007
Provisión al comienzo del ejercicio	362,36	255,77
Ajustes al saldo inicial	–	0,24
Entrada en el perímetro (saldo provisión a fecha de incorporación)	4,37	163,16
Primas	256,58	35,24
Pago de siniestros	(113,15)	(91,56)
Cambios en la valoración de los activos	(37,74)	(1,96)
Pérdida en la valoración de los activos	–	–
Pérdidas reconocidas por test de adecuación de provisiones	–	–
Otros	–	1,47
Salida del perimetro (saldo provisión a la fecha de salida)	–	–
Provisión al cierre del ejercicio	**472,42**	**362,36**

Datos en millones de euros

3.2. Provisión para riesgos en curso

La dotación de la provisión para riesgos en curso se ha efectuado por las entidades aseguradoras del Grupo según los criterios expuestos en la Nota 5.15.

3.3. Información relativa al Seguro de Vida

No ha sido necesaria la dotación de una provisión adicional a los seguros de vida por insuficiencia de rentabilidad.

A continuación se detallan las características de las principales modalidades del Seguro de Vida comercializadas en 2008 y 2007 por las sociedades del Grupo.

- <u>Condiciones técnicas de MAPFRE VIDA</u>

Modalidades	Cobertura	Tablas	Interés técnico	Participación en beneficios	
				Importe	Forma de distribución
Contratos individuales, a prima periódica con participación en beneficios:					
- Seguros mixtos	(1)	GKM80/95	6,00%	--	(5)
Contratos individuales, a prima única sin participación en beneficios:					
- Seguros mixtos	(8)	GKM-95	4,99 % (4)	--	--
- Seguros mixtos	(9)	GKM-95	4,32% (4)	--	--
- Seguros mixtos	(2)	GKM-95	(7)	--	--
- Supervivencia	(3)	GKM/F-95	4,16% (4)	--	--
Contratos colectivos, a prima única con y sin participación en beneficios:					
- Supervivencia	(3)	PERM/F 2000 P/C (6)	4,60% (4)	--	--
- Supervivencia	(3)	PERM/F 2000 P/C (6)	4,02% (4)	--	--

Datos en millones de euros

(1) En caso de vida se garantiza un capital al vencimiento, más las revalorizaciones de capital asignadas vía participación en beneficios. En caso de fallecimiento se garantiza el pago de un capital constituido por la suma de las primas netas satisfechas hasta el momento del fallecimiento del asegurado, capitalizadas al interés técnico (según productos) por años completos transcurridos, más las primas netas previstas desde el momento del fallecimiento hasta el vencimiento del contrato. Se garantiza, además, la provisión matemática de los "bonos" asignados en la participación en beneficios.

(2) En caso de vida se hará efectivo el valor del fondo asegurado constituido al vencimiento del contrato. El fondo asegurado se constituye como un fondo acumulativo de primas pagadas e intereses correspondientes a los sucesivos periodos, a los que se deducen los costes del seguro en cada momento. En caso de fallecimiento se garantiza un capital constituido por la suma del fondo asegurado más un capital adicional calculado como un porcentaje del mismo.

(3) Rentas de supervivencia temporales y vitalicias.

(4) Los tipos de interés que se aplican son variables conforme a la Nota Técnica, ajustándose a lo establecido en el R.D. 2486/1998 por el que se aprueba el Reglamento de Ordenación y Supervisión de los Seguros Privados y en la Orden EHA/339/2007 de 16 de febrero de 2007.

(5) La distribución de la participación en beneficios está instrumentada en seguros de capital diferido con reembolso de reservas a prima única.

(6) Según resolución de 3 de octubre de 2000 de la Dirección General de Seguros y Fondos de Pensiones se adoptan tablas generacionales PERM/F 2000 C para los contratos de cartera y PERM/F 2000 P para la nueva producción desde esa fecha.

(7) El tipo de interés técnico está referenciado al euribor. Periódicamente, con la frecuencia establecida en el contrato, se procede a la revisión del interés técnico tomando como referencia dicho índice.

(8) En caso de vida se garantiza un capital al vencimiento. En caso de fallecimiento se garantiza el pago de la prima satisfecha capitalizada al tipo de interés técnico durante el periodo de tiempo comprendido entre la fecha de efecto de la póliza y la fecha de fallecimiento, considerando la fracción del año en curso como anualidad completa.

(9) En caso de jubilación al vencimiento del contrato se garantiza un capital. En caso de jubilación en cualquier otra fecha anterior el 100% de las provisiones matemáticas correspondientes al capital garantizado valoradas por el valor de mercado de los activos correspondientes a los términos establecidos en contrato. Si se produce alguna de las contingencias indicadas a continuación (desempleo de largo duración, enfermedad grave, invalidez permanente total o de grado superior o dependencia severa o gran dependencia), se abonará un capital cuyo importe coincidirá con el detallado en el caso de jubilación en otra fecha anterior.

En caso de fallecimiento se garantiza el pago de la prima neta satisfecha capitalizada por anualidades completas de seguro transcurrido al tipo de interés técnico garantizado.

- **Condiciones técnicas de MAPFRE-CAJA MADRID VIDA**

Modalidades	Cobertura	Tablas	Interés técnico
Contratos individuales, a prima única y sin participación en beneficios:			
- Seguros mixtos	(1)	GRM/F-95	3,57%
- Seguros mixtos	(2)	GKM/F-95	5,00% (*)
- Seguros mixtos	(3)	GKM/F-95	(**)
Contratos colectivos, a prima única y sin participación en beneficios:			
- Seguros de Rentas	(4)	GRM/F-95	3,32 %

(1) El seguro garantiza el pago de una renta constante mientras viva el asegurado y, en caso de fallecimiento de éste durante el primer año de vigencia del seguro, la devolución de la prima pagada. Si el fallecimiento se produce transcurrido el primer año, se garantiza la devolución de la prima más el mínimo entre el 3 por 100 de la prima y 6.010 euros.

(2) Seguro de vida entera que garantiza en caso de fallecimiento del asegurado, el pago a los beneficiarios del valor del fondo acumulado incrementado en un 5 por ciento con los límites y en los términos establecidos en la póliza.

(3) Seguro temporal con duración 18 meses, más los días que medien entre la fecha de efecto y el último día del período de suscripción. En caso de supervivencia del asegurado al final del plazo establecido, percibirá el valor acumulado del fondo. En caso de fallecimiento del asegurado antes del vencimiento de la póliza, se entregará a los beneficiarios establecidos en la misma, un capital igual al valor acumulado del fondo a la fecha de comunicación del siniestro, incrementado en un 5 por ciento de la prima con los límites y en los términos establecidos en la póliza.

(4) Seguro colectivo que garantiza el pago de rentas temporales hasta que el asegurado cumpla los 64 años.

(*) Tipo de interés técnico del 5 por ciento durante los once primeros meses, y transcurridos este periodo el tipo de interés será el euribor trimestral.

(**) Asociado al VLP del activo asignado en póliza.

- **Condiciones técnicas de MUSINI VIDA**

Modalidades	Cobertura	Tablas	Interés técnico
Contratos colectivos, a prima única sin participación en beneficios:			
- Supervivencia	(1)	PERM/F 2000 P/C (4)	4,26 % (5)
- Seguro de vida	(2)	PERM/F 2000 P/C (4)	4,04 % (5)
- Seguros de muerte	(3)	GKM/F-80	2%

(1) Rentas de supervivencia temporales y vitalicias.

(2) En caso de vida se garantiza un capital al vencimiento.

(3) Seguros temporales renovables anuales donde en caso de fallecimiento se garantiza el pago de un capital y/o renta vitalicia.

(4) Según resolución de 3 de octubre de 2000 de la Dirección General de Seguros y Fondos de Pensiones se adoptan tablas generacionales PERM/F 2000 C para los contratos de cartera y PERM/F 2000P para la nueva producción desde esa fecha.

(5) Los tipos de interés que se aplican son variables conforme a la Nota Técnica, ajustándose a lo establecido en el R.D. 2486/1998 por el que se aprueba el Reglamento de Ordenación y Supervisión de los Seguros Privados y en la Orden EHA/339/2007 de 16 de febrero de 2007.

- <u>Condiciones técnicas de BANKINTER VIDA</u>

Modalidades	Cobertura	Tablas	Interés técnico
Contratos individuales, a prima única sin participación en beneficios:			
- Seguros mixtos	(1)	GRM/F 95	5,08 % (2)
- Seguros mixtos	(3)	GKM 80 / GK 95	Seguro donde el tomador asume el riesgo de la inversión
Contratos individuales, a prima periódica sin participación en beneficios:			
- Seguros de muerte	(4)	GKM 80	2,07%
- Seguros con contraseguro	(5)	GK 95	3,57 % (6)

(1) En caso de vida se garantiza un capital a vencimiento. En caso de fallecimiento se garantiza el pago de la prima inicial capitalizada más un capital adicional.

(2) Dentro de la duración del seguro, por plazos de rentabilidad garantizada, un tipo de interés técnico fijo para cada póliza/plazo o una rentabilidad indexada al comportamiento de determinados índices o activos.

(3) En caso de fallecimiento se garantiza el pago de la provisión matemática más un capital adicional.

(4) Seguros de vida riesgo, anuales renovables o a plazo, con capitales fijos o variables y capitales en caso de fallecimiento y/o invalidez absoluta y permanente, fallecimiento accidental y adelanto de capital en caso de graves enfermedades.

(5) Seguros de rentas con contraseguro: cuando ocurra el fallecimiento del asegurado, el capital que recibe el beneficiario será la prima más un porcentaje adicional.

(6) Para la duración vitalicia de la póliza existen compromisos de tipo de interés para plazos de tres, cinco o diez años. Al vencimiento del plazo se renueva con un interés mínimo garantizado.

- **Condiciones técnicas de CCM VIDA Y PENSIONES**

Modalidades	Cobertura	Tablas	Interés técnico	Participación en beneficios	
				Importe	Forma de distribución
Contratos colectivos de tratamiento individual, a prima única con y sin participación en beneficios:					
Seguros Mixtos	(1)	GKM/F-80	2,23%	--	--
Seguros Mixtos	(2)	GRM/F-95	4,41%	--	--
Seguros Mixtos CE04	(3)	GRM/F-95	2,00%	611	(5)
Seguros Mixtos PPA	(6)	GKM/F-95	1,50%	90	(5)
Seguros Mixtos SI11	(6)	GKM/F-95	1% (7)	--	--
Seguros Mixtos SI12	(6)	GKM/F-95	1,75% (7)	--	--
Seguros Mixtos SI13	(6)	GKM/F-95	1%	(4)	(5)
Seguros Mixtos SI14	(6)	GKM/F-95	0,90%	(9)	(5)
Supervivencia	(8)	GRM/F-95	4,63%	--	--

(1) En caso de vida de los asegurados, o de al menos uno, se garantiza un capital al vencimiento. En caso de fallecimiento de los dos, se garantiza el pago de un % del capital garantizado al vencimiento por supervivencia.

(2) En caso de vida de al menos uno de los asegurados, si se ha contratado a dos cabezas, se garantiza el cobro de una renta vitalicia con la posibilidad de elegir mínima garantizada. En caso de fallecimiento de los uno o los dos, si se ha contratado a dos cabezas, se garantiza el pago del un % de la prima.

(3) En caso de vida se hará efectivo el valor del fondo asegurado constituido al vencimiento del contrato. El fondo asegurado se constituye como un fondo acumulativo de primas pagadas e intereses correspondientes a los sucesivos períodos, a los que se deducen los costes del seguro en cada momento. En caso de fallecimiento se garantiza un capital constituido por la suma del fondo asegurado más un capital adicional calculado como un % del mismo.

(4) Dos participaciones de beneficios al vencimiento: sobre el 50% de la inversión, el 7,5% y la otra referida al 50% de la revalorización del índice Ibex35

(5) La distribución de la participación en beneficios está instrumentada como aportación extraordinaria.

(6) En caso de vida se garantiza un capital al vencimiento. En caso de fallecimiento se garantiza el pago de un capital igual al 110% del saldo total acumulado.

(7) El tipo de interés técnico está referenciado al euribor. Periódicamente, con la frecuencia establecida en el contrato, se procede a la revisión del interés técnico tomando como referencia dicho índice.

(8) Rentas de supervivencia temporales y vitalicias correspondientes a las prestaciones definidas del plan de pensiones de los empleados de Caja de Ahorros de Castilla La

(9) Dos participaciones de beneficios al vencimiento: sobre el 50% de la inversión, el 12% y la otra referida al 50% de la revalorización del índice Eurostoxx50

- **Condiciones técnicas de DUERO VIDA**

Modalidades	Cobertura	Tablas	Interés Técnico	Participación en beneficios	
				Importe	Forma de distribución
Seguro individual, de fallecimiento a prima periódica, sin participación en beneficios	(1)	GKM-80 (16)	3,5%	--	--
Seguro individual, mixto a prima única, sin participación en beneficios	(2) y (3) (4) y (5) (4) y (5)	GR 95 GK 80 GK 95	Variable 4,5% Variable	-- -- --	-- -- --
Seguro individual, mixto a prima única, con participación en beneficios	(6), (7) y (8)	GRM 95	2%	0,56	(15)
Seguro individual, de supervivencia a prima única, sin participación en beneficios	(9) y (10)	GR 95	Variable	--	--
Seguro individual, mixto a prima periódica, sin participación en beneficios	(11) y (12) (13) y (14)	GK 95 GK 95	Variable Variable	-- --	-- --

Datos en millones de euros

Descripción de las coberturas:

(1) Muerte por cualquier causa: Se garantiza el pago del capital garantizado al ocurrir el fallecimiento del Asegurado, si ocurriese dentro del periodo previsto en la póliza.

(2) Supervivencia: En caso de supervivencia del asegurado al vencimiento del seguro, el Asegurador pagará al Beneficiario indicado el capital establecido por este concepto en las Condiciones Particulares de la póliza más las revalorizaciones que hubieran podido corresponderle en aplicación de la cláusula de Participación en Beneficios.

(3) Fallecimiento: En caso de fallecimiento del asegurado durante la vigencia del seguro, el Asegurador pagará al Beneficiario indicado el capital establecido por este concepto en las Condiciones Particulares a la fecha del fallecimiento del Asegurado.

(4) Supervivencia: En caso de supervivencia del asegurado al vencimiento del contrato, el Saldo Total Acumulado a esa fecha.

(5) Fallecimiento: En caso de fallecimiento del asegurado durante la vigencia del seguro, el Saldo Total Acumulado constituido a la fecha del fallecimiento más un capital adicional que siempre estará definido en las Condiciones Particulares o Certificado individual de seguro.

(6) Supervivencia: El capital final garantizado establecido en las Condiciones Particulares, al término del seguro, si el Asegurado vive en dicha fecha, más las revalorizaciones que hubieran podido corresponderle en aplicación de la cláusula de Participación en Beneficios.

(7) Fallecimiento del Asegurado: Se garantiza el pago al Tomador del seguro un capital equivalente al importe de las primas satisfechas por el tomador, excluidas las pagadas, si fuese el caso, por la Aseguradora según el apartado (15), hasta ese momento, siempre que dicho fallecimiento ocurra durante la vigencia de la póliza.

(8) Fallecimiento del Tomador: en caso de fallecimiento del Tomador con anterioridad al vencimiento del seguro, el asegurador adquiere la obligación de mantener íntegros los valores garantizados por el Contrato como si la prima o primas devengadas desde dicho fallecimiento hasta el vencimiento del seguro hubiesen sido satisfechas.

(9) Supervivencia: En caso de supervivencia del asegurado, éste percibirá una renta vitalicia en las fechas, forma de pago y cuantía establecidas en las Condiciones Particulares del Contrato.

(10) Fallecimiento: En caso de fallecimiento del asegurado durante la vigencia del seguro, el Asegurador pagará al Beneficiario indicado el capital establecido por este concepto en las Condiciones Particulares a la fecha del fallecimiento del Asegurado.

(11) Supervivencia: Cuando el Asegurado acceda a la jubilación, el Asegurador se compromete a satisfacer al Beneficiario el saldo total acumulado a esa fecha.

(12) Fallecimiento: En caso de fallecimiento del asegurado durante la vigencia del seguro, el Asegurador pagará al Beneficiario el saldo total acumulado a la fecha de fallecimiento del Asegurado más un capital adicional. El capital adicional será el 10 por 100 del saldo total acumulado al final del mes anterior al fallecimiento con un mínimo de 1.000 euros y un máximo de 10.000 euros.

(13) Supervivencia: En caso de supervivencia del asegurado al vencimiento de la póliza, el beneficiario recibirá una renta vitalicia en la forma y condiciones que tenga establecidas la Aseguradora en ese momento.

(14) Fallecimiento: En caso de fallecimiento del asegurado, el beneficiario recibirá el capital total acumulado a la fecha de fallecimiento, más el 5 por 100 del capital constituido al final del mes anterior al fallecimiento con un máximo de 3.000,00 euros.

(15) La participación en beneficios se distribuye en forma de mayor reserva.

(16) Las tablas y el tipo de interés son los vigentes a 31 de diciembre de 2008, habiéndose modificado desde el 1 de enero de 2009.

- <u>Condiciones técnicas de MAPFRE AMÉRICA</u>

Las sociedades de vida del grupo MAPFRE AMÉRICA operan en sus respectivos mercados con contratos tanto individuales como colectivos, de primas periódicas y únicas y con y sin participación en beneficios. Las coberturas de los contratos varían en función de las condiciones de los mercados en los que operan, que incluyen seguros de vida y de fallecimiento, mixtos, de rentas vitalicias, decesos y sepelio, etc.

En la sociedad brasileña VERA CRUZ VIDA E PREVIDENCIA el tipo de interés técnico con el que opera alcanza un máximo del 6 por 100. Para algunos contratos de los denominados planos de previdencia, existe la cláusula de "Excedente financiero", en virtud de la cual se calcula la distribución de una parte de los rendimientos obtenidos por los activos asignados a los contratos y se constituye una reserva técnica con dicha denominación.

En las sociedades MAPFRE CHILE VIDA y MAPFRE PERÚ VIDA se venden seguros de rentas vitalicias a un interés técnico que oscila en función de las condiciones del mercado, aunque calculados mediante técnicas de casamiento de flujos financieros que aseguran la rentabilidad a largo plazo de la operación.

En la Sociedad MAPFRE COLOMBIA VIDA la distribución de la participación en beneficios de algunos seguros de fallecimiento y mixtos está instrumentada en seguros de capital diferido con reembolso de reservas a prima única.

3.4. Evolución de la siniestralidad

A continuación se informa de la evolución de la siniestralidad del seguro directo No Vida desde el año de ocurrencia de los siniestros hasta el cierre de los ejercicios 2008 y 2007; así como el detalle por año de ocurrencia de la provisión para prestaciones de dicho seguro al cierre de los ejercicios citados.

Ejercicio 2008

Año de ocurrencia de los siniestros	Concepto	Evolución del coste de los siniestros en los años siguientes al de ocurrencia									
		Año de ocurrencia	1 año después	2 años después	3 años después	4 años después	5 años después	6 años después	7 años después	8 años después	Más de 8 después
1999 y anteriores	Provisión pendiente	1.286,09	846,89	555,09	390,60	294,21	257,44	226,46	193,82	179,00	138,48
	Pagos acumulados	5.850,79	6.397,60	6.668,60	6.811,20	6.911,79	6.990,72	7.028,65	7.012,45	7.092,27	7.107,67
	Total coste	7.136,88	7.244,49	7.223,69	7.201,80	7.206,00	7.248,16	7.255,11	7.206,27	7.271,27	7.246,15
2000	Provisión pendiente	1.026,78	397,52	241,84	144,08	97,12	72,31	62,09	44,96	35,71	
	Pagos acumulados	1.564,61	2.172,01	2.321,16	2.408,48	2.455,79	2.490,11	2.500,29	2.493,12	2.518,76	
	Total coste	2.591,39	2.569,53	2.563,00	2.552,56	2.552,91	2.562,42	2.562,38	2.538,08	2.554,47	
2001	Provisión pendiente	1.183,46	495,79	295,60	192,23	140,38	103,07	79,09	77,25		
	Pagos acumulados	1.909,74	2.593,21	2.772,53	2.873,14	2.925,62	2.915,25	2.933,53	2.946,35		
	Total coste	3.093,20	3.089,00	3.068,13	3.065,37	3.066,00	3.018,32	3.012,62	3.023,60		
2002	Provisión pendiente	1.411,81	553,11	340,12	223,45	160,24	104,96	77,50			
	Pagos acumulados	2.200,11	3.026,01	3.229,41	3.339,52	3.398,01	3.445,74	3.463,73			
	Total coste	3.611,92	3.579,12	3.569,53	3.562,97	3.558,25	3.550,70	3.541,23			
2003	Provisión pendiente	1.727,84	666,20	394,14	272,20	176,94	141,70				
	Pagos acumulados	2.589,77	3.577,57	3.820,74	3.904,58	3.990,08	4.028,65				
	Total coste	4.317,61	4.243,77	4.214,88	4.176,78	4.167,02	4.170,35				
2004	Provisión pendiente	1.908,39	778,20	486,48	325,89	197,01					
	Pagos acumulados	2.763,67	3.779,05	3.991,86	4.122,97	4.199,70					
	Total coste	4.672,06	4.557,25	4.478,34	4.448,86	4.396,71					
2005	Provisión pendiente	2.213,68	892,72	509,83	360,31						
	Pagos acumulados	3.192,90	4.344,14	4.578,32	4.725,73						
	Total coste	5.406,58	5.236,86	5.088,15	5.086,04						
2006	Provisión pendiente	2.295,55	947,41	527,76							
	Pagos acumulados	3.348,38	4.531,00	4.830,81							
	Total coste	5.643,93	5.478,41	5.358,57							
2007	Provisión pendiente	2.573,25	988,99								
	Pagos acumulados	3.719,26	5.106,76								
	Total coste	6.292,51	6.095,75								
2008	Provisión pendiente	2.667,92									
	Pagos acumulados	4.471,31									
	Total coste	7.139,23									

Datos en millones de euros

31 de diciembre de 2008

Concepto	Año de ocurrencia										
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999 y anteriores	Total
Provisión para prestaciones seguro directo No Vida	2.667,92	988,99	527,76	360,31	197,01	141,70	77,50	77,25	35,71	138,48	5.212,63

Datos en millones de euros

Ejercicio 2007

Año de ocurrencia de los siniestros	Concepto	Evolución del coste de los siniestros en los años siguientes al de ocurrencia									
		Año de ocurrencia	1 año después	2 años después	3 años después	4 años después	5 años después	6 años después	7 años después	8 años después	Más de 8 años después
1998 y anteriores	Provisión pendiente	468,63	204,12	160,39	158,31	110,49	111,38	101,10	96,09	123,50	123,49
	Pagos acumulados	831,54	1.242,56	1.254,28	1.265,80	1.270,94	1.305,42	1.325,08	1.343,76	1.349,55	1.383,53
	Total coste	**1.300,17**	**1.446,68**	**1.414,67**	**1.424,11**	**1.381,43**	**1.416,80**	**1.426,18**	**1.439,85**	**1.473,05**	**1.507,02**
1999	Provisión pendiente	684,11	460,55	253,62	198,15	144,15	142,32	128,57	121,63	123,17	
	Pagos acumulados	1.213,89	1.303,88	1.536,87	1.584,32	1.658,17	1.668,06	1.685,02	1.700,79	1.708,12	
	Total coste	1.898,00	1.764,43	1.790,49	1.782,47	1.802,32	1.810,38	1.813,59	1.822,42	1.831,29	
2000	Provisión pendiente	867,98	313,62	194,48	124,12	95,46	76,58	70,66	58,18		
	Pagos acumulados	1.287,39	1.794,26	1.901,53	1.965,32	2.000,75	2.021,86	2.039,32	2.057,20		
	Total coste	**2.155,37**	**2.107,88**	**2.096,01**	**2.089,44**	**2.096,21**	**2.098,44**	**2.109,98**	**2.115,38**		
2001	Provisión pendiente	1.001,48	398,78	241,75	166,07	130,90	101,84	100,62			
	Pagos acumulados	1.555,86	2.116,18	2.261,19	2.336,74	2.374,20	2.402,67	2.498,17			
	Total coste	**2.557,34**	**2.514,96**	**2.502,94**	**2.502,81**	**2.505,10**	**2.504,51**	**2.598,79**			
2002	Provisión pendiente	1.179,38	444,68	285,22	199,83	155,79	105,71				
	Pagos acumulados	1.738,88	2.436,60	2.593,54	2.668,77	2.710,90	2.764,36				
	Total coste	**2.918,26**	**2.881,28**	**2.878,76**	**2.868,60**	**2.866,69**	**2.870,07**				
2003	Provisión pendiente	1.454,56	552,29	331,68	241,89	158,78					
	Pagos acumulados	2.016,80	2.860,51	3.051,27	3.110,69	3.201,02					
	Total coste	**3.471,36**	**3.412,80**	**3.382,95**	**3.352,58**	**3.359,80**					
2004	Provisión pendiente	1.588,35	672,43	414,80	306,04						
	Pagos acumulados	2.178,99	3.054,31	3.237,61	3.331,46						
	Total coste	**3.767,34**	**3.726,74**	**3.652,41**	**3.637,50**						
2005	Provisión pendiente	1.965,64	804,76	440,70							
	Pagos acumulados	2.661,73	3.685,26	3.886,80							
	Total coste	**4.627,37**	**4.490,02**	**4.327,50**							
2006	Provisión pendiente	2.038,97	837,19								
	Pagos acumulados	2.843,97	3.924,74								
	Total coste	**4.882,94**	**4.761,93**								
2007	Provisión pendiente	2.296,61									
	Pagos acumulados	3.155,26									
	Total coste	**5.451,87**									

Datos en millones de euros

31 de diciembre de 2007

Concepto	Año de ocurrencia										
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998 y anteriores	Total
Provisión para prestaciones seguro directo No Vida	2.296,61	837,19	440,70	306,04	158,78	105,71	100,62	58,18	123,17	123,49	4.550,49

Datos en millones de euros

El porcentaje imputable al reaseguro cedido de la siniestralidad recogida en los cuadros anteriores asciende de forma global a un 20,22 por 100 y a un 17,94 por 100 en los ejercicios 2008 y 2007 respectivamente.

No se aporta la información relativa a la evolución de la siniestralidad por año de ocurrencia del reaseguro aceptado ya que con carácter general las compañías cedentes siguen métodos de contabilización distintos al método del año de ocurrencia. Conforme a los estudios realizados para el reaseguro aceptado el grado de suficiencia de las provisiones técnicas es adecuado.

6.15. PROVISIONES PARA RIESGOS Y GASTOS

En los cuadros siguientes se detallan los movimientos de las provisiones para riesgos y gastos en los dos últimos ejercicios.

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en perímetro	Entradas		Salidas		Saldo final
				Provisiones dotadas	Aumento de valor por descuento	Provisiones aplicadas	Provisiones revertidas	
Provisión para tributos	124,04	(0,34)	0,17	23,64	8,29	(27,76)	(0,09)	127,95
Provisión para pagos por convenios de liquidación	41,52	(0,02)	–	27,08	0,18	(38,33)	–	30,43
Provisiones por reestructuración	51,11	6,19	–	12,56	–	(55,51)	–	14,35
Otras provisiones por compromisos con el personal	57,75	(0,15)	5,06	187,05	2,03	(199,37)	(0,07)	52,30
Otras provisiones	40,55	(3,27)	–	74,94	0,51	(20,55)	(0,69)	91,49
Total	**314,97**	**2,41**	**5,23**	**325,27**	**11,01**	**(341,52)**	**(0,85)**	**316,52**

Datos en millones de euros

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Entradas		Salidas		Saldo final
				Provisiones dotadas	Aumento de valor por descuento	Provisiones aplicadas	Provisiones revertidas	
Provisión para tributos	85,38	6,25	2,67	26,55	9,09	(5,80)	(0,10)	124,04
Provisión para pagos por convenios de liquidación	21,23	–	7,78	21,73	0,02	(9,24)	–	41,52
Provisiones por reestructuración	42 36	–	–	35,66	–	(26,91)	–	51,11
Otras provisiones por compromisos con el personal	50,06	3,95	1,66	46,60	0,51	(44,99)	(0,04)	57,75
Otras provisiones	45,62	(5,31)	3,54	13,54	–	(16,30)	(0,54)	40,55
Total	**244,65**	**4,89**	**15,65**	**144,08**	**9,62**	**(103,24)**	**(0,68)**	**314,97**

Datos en millones de euros

En las provisiones para riesgos y gastos se incluyen los importes estimados de deudas tributarias, pagos por convenio de liquidación, reestructuración, incentivos al personal y otras derivadas de las actividades y riesgos inherentes a las mismas de las sociedades que integran el Grupo, cuya liquidación se realizará en próximos ejercicios. La estimación del importe provisionado o del momento temporal en que se va a liquidar la provisión se ve afectada por incertidumbres sobre la resolución de recursos interpuestos y evolución de otros parámetros. No ha sido necesaria la realización de hipótesis acerca de acontecimientos futuros para determinar el valor de la provisión.

6.16. DEPÓSITOS RECIBIDOS POR REASEGURO CEDIDO Y RETROCEDIDO

Los depósitos por reaseguro cedido y retrocedido constituyen garantías entregadas a los reaseguradores en función de los contratos de cobertura de reaseguro firmados dentro de las prácticas habituales del negocio, devengan intereses a pagar y el período medio de renovación es generalmente trimestral. La liquidación de los citados intereses se realiza de forma trimestral.

6.17. DEUDAS

Los saldos incluidos en los epígrafes de deudas por operaciones de seguro directo y coaseguro, por operaciones de reaseguro, deudas fiscales y otras deudas no devengan intereses a pagar y con carácter general su liquidación se realizará en el ejercicio siguiente.

6.18. INGRESOS Y GASTOS DE LAS INVERSIONES

El detalle de los ingresos y gastos de las inversiones para los ejercicios 2008 y 2007 se muestra a continuación:

Ingresos de las inversiones

Concepto	Ingresos de las inversiones de:				Ingresos financieros de Otras actividades		Total	
	Explotación		Patrimonio					
	2008	2007	2008	2007	2008	2007	2008	2007
INGRESOS POR INTERESES, DIVIDENDOS Y SIMILARES								
Inversiones inmobiliarias								
Alquileres	73,03	71,74	20,14	10,94	–	1,83	93,17	84,51
Otros	–	0,12	13,36	2,52	–	–	13,36	2,64
Ingresos procedentes de la cartera a vencimiento								
Renta fija	86,01	61,64	20,92	9,64	0,14	–	107,07	71,28
Otras inversiones	29,03	14,97	7,27	5,82	0,05	0,20	36,35	20,99
Ingresos procedentes de la cartera disponible para la venta	1.472,28	1.202,84	86,20	64,83	13,44	3,07	1.571,92	1.270,74
Ingresos procedentes de la cartera de negociación	65,35	30,11	34,63	5,61	–	10,82	99,98	46,54
Otros rendimientos financieros	9,61	1,50	13,41	4,46	113,25	30,00	136,27	35,96
Total ingresos	**1.735,31**	**1.382,92**	**195,93**	**103,82**	**126,88**	**45,92**	**2.058,12**	**1.532,66**
GANANCIAS REALIZADAS Y NO REALIZADAS								
Ganancias netas realizadas:								
Inversiones inmobiliarias	43,08	29,85	4,49	–	–	–	47,57	29,85
Inversiones financieras cartera a vencimiento	–	0,05	–	–	–	–	–	0,05
Inversiones financieras cartera disponible para la venta	261,02	217,87	45,67	14,81	6,27	3,42	312,96	236,10
Inversiones financieras cartera de negociación	5,62	11,59	–	0,50	–	2,61	5,62	14,70
Otras	0,33	8,55	0,02	0,04	–	–	0,35	8,59
Ganancias no realizadas:								
Incremento del valor razonable de la cartera de negociación	5,22	–	–	–	–	5,54	5,22	5,54
Otras	2,98	1,80	0,22	–	–	0,29	3,20	2,09
Total ganancias	**318,25**	**269,71**	**50,40**	**15,35**	**6,27**	**11,86**	**374,92**	**296,92**
Total ingresos de las inversiones	**2.053,56**	**1.652,63**	**246,33**	**119,17**	**133,15**	**57,78**	**2.433,04**	**1.829,58**

Datos en millones de euros

Gastos de las inversiones

Concepto	Gastos de las inversiones de:				Gastos financieros de Otras actividades		Total	
	Explotación		Patrimonio					
	2008	2007	2008	2007	2008	2007	2008	2007
GASTOS FINANCIEROS								
Inversiones inmobiliarias								
Gastos operativos directos	39,11	30,31	4,48	3,59	0,70	0,21	44,29	34,11
Otros gastos	0,89	0,93	0,20	0,07	0,13	1,28	1,22	2,28
Gastos procedentes de la cartera a vencimiento								
Renta fija	14,29	12,44	5,18	1,87	–	–	19,47	14,31
Otras inversiones	5,21	0,36	2,23	0,41	–	–	7,44	0,77
Gastos procedentes de la cartera disponible para la venta	235,59	313,49	30,98	19,12	6,67	–	273,24	332,61
Gastos procedentes de la cartera de negociación	22,61	0,26	8,34	0,26	–	16,71	30,95	17,23
Otros gastos financieros	16,85	9,09	19,15	7,20	137,61	65,86	173,61	82,15
Total gastos	**334,55**	**366,88**	**70,56**	**32,52**	**145,11**	**84,06**	**550,22**	**483,46**
PÉRDIDAS REALIZADAS Y NO REALIZADAS								
Pérdidas netas realizadas								
Inversiones inmobiliarias	0,06	–	0,02	0,08	–	–	0,08	0,08
Inversiones financieras cartera a vencimiento	–	–	–	–	–	–	–	–
Inversiones financieras cartera disponible para la venta	234,32	69,50	33,46	3,60	2,79	0,11	270,57	73,21
Inversiones financieras cartera de negociación	1,53	0,53	0,32	0,06	–	0,74	1,85	1,33
Otras	0,01	–	1,44	0,12	–	–	1,45	0,12
Pérdidas no realizadas								
Disminución del valor razonable de la cartera de negociación	2,42	0,08	–	–	–	–	2,42	0,08
Otras	–	–	1,51	–	–	–	1,51	–
Total pérdidas	**238,34**	**70,11**	**36,75**	**3,86**	**2,79**	**0,85**	**277,88**	**74,82**
Total gastos de las inversiones	**572,89**	**436,99**	**107,31**	**36,38**	**147,90**	**84,91**	**828,10**	**558,28**

Datos en millones de euros

Los gastos procedentes de las carteras de inversión tienen su origen principalmente en los contratos de permuta financiera relacionados con operaciones de seguro.

6.19. GASTOS DE EXPLOTACIÓN

A continuación se detallan los gastos de personal y los gastos por dotación a las amortizaciones en los dos últimos ejercicios.

Concepto	Importe	
	2008	2007
Gastos de personal	1.009,01	902,46
Dotaciones a las amortizaciones	175,99	207,96
Total	**1.185,00**	**1.110,42**

Datos en millones de euros

6.20. RESULTADO DEL REASEGURO CEDIDO Y RETROCEDIDO

El resultado por las operaciones de reaseguro cedido y retrocedido de los ejercicios 2008 y 2007 se muestra a continuación:

Concepto	No vida		Vida		Total	
	2008	2007	2008	2007	2008	2007
Primas	(1.220,92)	(1.231,40)	(293,00)	(74,12)	(1.513,92)	(1.305,52)
Variación del la provisión para primas no consumidas y para riesgos en curso	77,58	55,21	1,09	4,79	78,67	60,00
Prestaciones pagadas y variación de la provisión para prestaciones	857,33	848,91	222,01	42,27	1.079,34	891,18
Variación de otras provisiones técnicas	--	--	1,02	1,02	1,02	1,02
Participación del reaseguro en comisiones y gastos	138,18	162,46	66,57	18,11	204,75	180,57
Otros	--	--	(0,41)	0,08	(0,41)	0,08
Resultado del reaseaguro cedido y retrocedido	**(147,83)**	**(164,82)**	**(2,72)**	**(7,85)**	**(150,55)**	**(172,67)**

Datos en millones de euros

6.21. SITUACIÓN FISCAL

Régimen de consolidación fiscal

Desde el ejercicio 1985 parte de las sociedades consolidadas con domicilio social en España están incluidas a efectos del Impuesto sobre Sociedades en el Grupo Fiscal número 9/85, integrado por la Sociedad dominante y aquellas de sus entidades filiales que cumplen los requisitos para acogerse a dicho régimen de tributación. Las entidades filiales que en 2008 forman parte de dicho Grupo Fiscal están detalladas en el Anexo 1 de esta memoria.

Componentes del gasto por impuesto sobre beneficios y conciliación del resultado contable con el gasto por impuesto de operaciones continuadas

A continuación se detallan, para los ejercicios terminados a 31 de diciembre de 2008 y 2007, los principales componentes del gasto por impuesto sobre beneficios de operaciones continuadas y la conciliación entre el gasto por impuesto sobre beneficios y el producto de multiplicar el resultado contable por el tipo impositivo aplicable. El Grupo ha efectuado la conciliación agregando las conciliaciones hechas por separado utilizando las tasas nacionales de cada uno de los países.

Concepto	Importe	
	Ejercicio 2008	Ejercicio 2007
Gasto por impuesto		
Resultado antes de impuestos de operaciones continuadas	1.383,26	1.365,73
30% del resultado antes de impuestos de operaciones continuadas (32,5% en el ejercicio 2007)	414,98	443,86
Efecto fiscal de las diferencias permanentes	(20,31)	(22,15)
Incentivo fiscal del ejercicio	(0,26)	(27,54)
Efecto fiscal por tipos impositivos distintos al 30% (32,5% en el ejercicio 2007)	7,37	2,18
Total gasto por impuesto corriente con origen en el ejercicio	401,78	396,35
Gasto por impuesto corriente con origen en ejercicios anteriores	7,52	(5,43)
Créditos por bases imponibles negativas de períodos anteriores previamente no reconocidos, deducciones pendientes de aplicar o diferencias temporarias	(24,16)	(1,31)
Total gasto por impuesto de operaciones continuadas	**385,14**	**389,61**
Impuesto sobre beneficios a pagar		
Retenciones y pagos a cuenta	(215,59)	(306,06)
Diferencias temporarias	22,26	5,35
Créditos e incentivos fiscales aplicados registrados en ejercicios anteriores	(5,95)	(0,19)
Impuesto sobre beneficios de operaciones interrumpidas	(0,28)	(1,56)
Impuesto sobre beneficios a pagar neto	**185,58**	**87,15**

Datos en millones de euros

Las deducciones por doble imposición no se han considerado en el cuadro anterior, por proceder mayoritariamente de dividendos cobrados de filiales eliminados en el proceso de consolidación.

Activos por impuestos diferidos

En los siguientes cuadros se desglosa el detalle de movimientos para los ejercicios 2008 y 2007 del epígrafe de activos por impuestos diferidos, desglosándose el importe de los mismos relativos a partidas cargadas o abonadas directamente a cuentas de patrimonio neto en cada uno de los dos ejercicios.

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Procedentes de		Bajas	Saldo final
				Resultados	Patrimonio		
- Diferencia de valoración de inversiones financieras	9,26	(3,34)	–	(1,60)	159,84	(44,67)	119,49
- Derivados implícitos	1,86	–	–	0,65	–	(2,51)	–
- Diferencia de valoración de provisiones matemáticas:							
• Por adaptación a nuevas tablas	3,12	–	–	(0,09)	–	–	3,03
• Por contabilidad tácita	138,04	4,05	0,98	(26,34)	12,32	(0,82)	128,23
- Diferencia de valoración de la provisión del seguro de decesos	6,06	–	–	0,82	–	–	6,88
- Gastos de ampliación de capital y Otros amortizables	4,21	–	–	(0,02)	–	(4,19)	–
- Créditos fiscales por bases imponibles negativas	6,85	–	–	24,41	–	(3,91)	27,35
- Créditos por incentivos fiscales	8,53	–	–	3,33	–	(9,28)	2,58
- Complementos de pensiones y otros compromisos con el personal	98,78	(0,93)	–	1,72	–	(10,25)	89,32
- Provisiones para primas pendientes de cobro	12,45	(0,02)	–	0,59	–	(0,11)	12,91
- Ventas de promociones inmobiliarias pendientes de entrega	0,64	–	–	(0,42)	–	–	0,22
- Provisiones para responsabilidades y otras	51,26	–	–	4,37	–	(11,61)	44,02
- Provisión técnica para prestaciones	–	–	106,00	–	–	–	106,00
- Otros conceptos	15,16	(0,14)	–	40,10	– –	(9,53)	45,59
Total	**356,22**	**(0,38)**	**106,98**	**47,52**	**172,16**	**(96,88)**	**585,62**

Datos en millones de euros

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Procedentes de		Bajas	Saldo final
				Resultados	Patrimonio		
- Diferencia de valoración de inversiones financieras	3,05	–	8,15	1,25	(3,19)	–	9,26
- Derivados implícitos	1,59	–	–	0,64	–	(0,37)	1,86
- Diferencia de valoración de provisiones matemáticas:							
• Por adaptación a nuevas tablas	4,00	–	–	(0,88)	–	–	3,12
• Por contabilidad tácita	339,16	–	–	(24,27)	(169,67)	(7,18)	138,04
- Diferencia de valoración de la provisión del seguro de decesos	5,15	–	–	1,65	–	(0,74)	6,06
- Gastos de ampliación de capital y Otros amortizables	3,40	2,09	–	(1,88)	0,91	(0,31)	4,21
- Créditos fiscales por bases imponibles negativas	5,25	–	–	1,65	–	(0,05)	6,85
- Créditos por incentivos fiscales	0,14	–	–	8,53	–	(0,14)	8,53
- Complementos de pensiones y otros compromisos con el personal	96,26	–	–	5,34	–	(2,82)	98,78
- Provisiones para primas pendientes de cobro	9,03	–	1,64	2,63	–	(0,85)	12,45
- Ventas de promociones inmobiliarias pendientes de entrega	2,20	–	–	(1,56)	–	–	0,64
- Provisiones para responsabilidades y otras	43,16	–	0,47	8,58	–	(0,95)	51,26
- Otros conceptos	16,51	5,36	0,11	8,88	–	(15,70)	15,16
Total	**528,90**	**7,45**	**10,37**	**10,56**	**(171,95)**	**(29,11)**	**356,22**

Datos en millones de euros

El importe de los activos por impuestos diferidos de las sociedades consolidadas por integración global, como consecuencia de las bases imponibles negativas pendientes de aplicar y de las diferencias temporarias deducibles acumuladas a 31 de diciembre de 2008 y 2007, asciende a 591,25 y 385,02 millones de euros, respectivamente.

Del importe total de los impuestos diferidos activos, se han recogido en el balance de situación y en cuentas de patrimonio neto o de resultados 585,62 millones de euros a 31 de diciembre de 2008 y 356,22 millones de euros a 31 de diciembre de 2007.

El resto de activos por impuestos diferidos acumulados a 31 de diciembre de 2008 y 2007, y que ascienden a 5,63 y 28,80 millones de euros respectivamente, no se han contabilizado en aplicación de los criterios que establecen las NIIF.

Pasivos por impuestos diferidos

En los siguientes cuadros se muestra el detalle de movimientos del epígrafe de pasivos por impuestos diferidos para los ejercicios 2008 y 2007:

Ejercicio 2008

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Procedentes de		Bajas	Saldo final
				Resultados	Patrimonio		
- Diferencia de valoración de inversiones financieras	268,88	–	2,82	(5,95)	(26,16)	(39,85)	199,74
- Derivados implícitos	–	–	–	0,23	–	–	0,23
- Provisión de estabilización y catastrófica	120,78	–	–	21,88	–	(8,20)	134,46
- Gastos de adquisición de cartera y otros gastos de adquisición	–	–	202,79	(8,01)	–	–	194,78
- Otros	38,60	(3,15)	–	17,11	–	(0,23)	52,33
Total	**428,26**	**(3,15)**	**205,61**	**25,26**	**(26,16)**	**(48,28)**	**581,54**

Datos en millones de euros

Ejercicio 2007

Concepto	Saldo inicial	Ajustes al saldo inicial	Cambios en el perímetro	Procedentes de		Bajas	Saldo final
				Resultados	Patrimonio		
- Diferencia de valoración de inversiones financieras	505,86	(0,30)	0,15	(20,01)	(181,29)	(35,53)	268,88
- Derivados implícitos	1,75	–	–	–	–	(1,75)	–
- Provisión de estabilización y catastrófica	99,84	9,68	–	14,43	–	(3,17)	120,78
- Otros	18,80	(0,44)	9,67	10,79	–	(0,22)	38,60
Total	**626,25**	**8,94**	**9,82**	**5,21**	**(181,29)**	**(40,67)**	**428,26**

Datos en millones de euros

El saldo de "Otros" incluye el pasivo por impuestos diferidos procedente del gasto por amortización del fondo de comercio en entidades no residentes, por importe de 10,48 y 2,41 millones de euros a 31 de diciembre de 2008 y 2007 respectivamente.

La totalidad del importe de los pasivos por impuestos diferidos de las sociedades consolidadas por integración global como consecuencia de las diferencias temporarias imponibles acumuladas a 31 de diciembre de 2008 y 2007 se ha registrado en los balances de situación a dichas fechas.

Bases imponibles negativas

El desglose de las bases imponibles negativas pendientes de compensar en las sociedades consolidadas por integración global al cierre de los dos últimos ejercicios es el siguiente:

Ejercicio de generación	Plazo para su aplicación	Importe bases imponibles negativas				Activo por impuesto diferido			
		Aplicadas en el ejercicio		Pendientes de aplicar		Importe contabilizado		Importe no contabilizado	
		2008	2007	2008	2007	2008	2007	2008	2007
2002	2017	–	1,42	–	–	–	–	–	–
2003	2018	11,81	2,78	17,74	29,55	4,37	0,08	0,95	8,78
2004	2019	0,32	–	25,91	26,23	7,62	1,70	0,15	6,17
2005	2020	0,34	–	50,62	50,96	11,39	3,11	3,80	12,18
2006	2021	0,58	–	11,51	12,09	3,04	1,96	0,41	1,67
2007	2022	–	–	3,31	–	0,67	–	0,32	–
2008	2023	–	–	0,85	–	0,26	–	–	–
Total		13,05	4,20	109,94	118,83	27,35	6,85	5,63	28,80

Datos en millones de euros

Los activos contabilizados por impuestos diferidos por bases imponibles negativas pendientes de compensación en las sociedades consolidadas se corresponden con bases imponibles negativas generadas como consecuencia de hechos no habituales en la gestión y es probable que se disponga de beneficios fiscales futuros contra los que aplicarlas.

Incentivos fiscales

El detalle de los incentivos fiscales de las sociedades consolidadas por integración global para los ejercicios 2008 y 2007 es el siguiente:

Modalidad	Importe aplicado en el ejercicio		Importe pendiente de aplicación		Importe no registrado		Plazo para su aplicación
	2008	2007	2008	2007	2008	2007	
Deducción por doble imposición	3,33	24,07	–	–	–	–	–
Otros	5,95	17,36	2,58	8,53	–	–	2017
Total	9,28	41,43	2,58	8,53	–	–	

Datos en millones de euros

Comprobaciones tributarias

De acuerdo con la legislación vigente, las declaraciones realizadas por los diferentes impuestos no podrán considerarse definitivas hasta haber sido inspeccionadas por las autoridades fiscales o haber transcurrido el plazo de prescripción (para las sociedades españolas cuatro años).

A 31 de diciembre de 2008 las sociedades consolidadas por integración global tienen abiertos a inspección todos los impuestos a los que están sometidas correspondientes al plazo máximo de prescripción en cada uno de los países en los que operan. En opinión de los asesores del Grupo la posibilidad de que puedan producirse pasivos fiscales que afecten de forma significativa a la posición financiera de las sociedades consolidadas a 31 de diciembre de 2008 es remota.

El importe de las actas de inspección fiscal más importantes del GRUPO MAPFRE correspondientes al impuesto sobre sociedades, retenciones sobre el capital mobiliario y renta de personas físicas y otros de los ejercicios 1989 a 2001 ascienden a un importe de 31,4 millones de euros, la mayor parte del cual corresponde a diferencias temporarias a corto plazo. La totalidad de estas actas están recurridas ante diversas instancias y pendientes de resolución al cierre del ejercicio. En opinión de los asesores del Grupo la posibilidad de que puedan producirse pasivos fiscales significativos no contabilizados por este concepto es remota.

6.22 RETRIBUCIONES A LOS EMPLEADOS Y PASIVOS ASOCIADOS

Gastos de personal

El desglose del gasto de personal de los dos últimos ejercicios se muestra en el siguiente cuadro:

Concepto	Importe	
	2008	2007
Retribuciones a corto plazo		
Sueldos y salarios	745,38	660,33
Seguridad social	206,36	193,26
Otras retribuciones	34,05	17,69
Prestaciones post-empleo		
Compromisos de aportación definida	1,60	25,11
Compromisos de prestación definida	12,08	5,28
Otras retribuciones a largo plazo	0,03	–
Indemnizaciones por cese	8,83	–
Pagos basados en acciones	0,68	0,79
Total	**1.009,01**	**902,46**

Datos en millones de euros

En el ejercicio 2007, en virtud de lo dispuesto en el artículo 41.2 del Convenio MAPFRE Grupo Asegurador, se procedió a la transformación de los compromisos por pensiones de prestación definida regulados en el artículo 58 del Convenio Colectivo sectorial de seguros, en un plan de aportación definida instrumentado mediante un contrato de seguro colectivo.

Como consecuencia de dicha transformación, en el ejercicio 2007 además de pagar la cuota de dicho ejercicio conforme a las nuevas condiciones, se pagó una aportación inicial correspondiente a los servicios pasados, así como una aportación extraordinaria para cubrir aquellos casos en los que el nuevo sistema pudiera resultar teóricamente perjudicial para el empleado.

El importe resultante de la liquidación del anterior compromiso se imputó a resultados.

Prestaciones y otros beneficios post-empleo

A) Descripción de los planes de prestación definida vigentes

Los planes de prestación definida vigentes, todos ellos instrumentados a través de pólizas de seguro, son valorados conforme a lo detallado en la descripción de las políticas contables, y son aquellos en los que la prestación se fija en función de los sueldos finales, con prestación en forma de renta vitalicia, revisable según el índice de precios al consumo (I.P.C.) anual, o con prestación en forma de capital.

B) Importes reconocidos en Balance

Por una parte, existen obligaciones por planes de prestación definida cuyo importe asciende a 31 de diciembre de 2008 y 2007 a 177,02 y 180,90 millones de euros respectivamente, exteriorizadas íntegramente mediante pólizas suscritas con MAPFRE VIDA y MAPFRE FAMILIAR, por lo que no se han reconocido activos afectos a estos planes.

Adicionalmente, existen obligaciones por compromisos por pensiones exteriorizados con pólizas de seguros afectas cuyo importe a 31 de diciembre de 2008 y 2007 ascienden a 14,88 y 14,61 millones de euros respectivamente.

Conciliación del valor actual de la obligación

A continuación se detalla la conciliación del valor actual de la obligación derivada de los planes de prestación definida en los dos últimos ejercicios:

Concepto	2008	2007
Valor actual obligación a 1 de enero	**195,51**	**226,24**
– Coste de los servicios del ejercicio corriente	4,73	14,62
– Coste por intereses	11,89	8,02
– Aportaciones efectuadas por los participantes	–	–
– Pérdidas y ganancias actuariales	8,97	(9,74)
– Modificaciones por variaciones en el tipo de cambio	–	–
– Prestaciones pagadas	(29,19)	(15,57)
– Coste de los servicios pasados	–	–
– Combinaciones de negocios	–	–
– Reducciones	–	–
– Liquidaciones	–	(28,51)
– Otros conceptos	–	0,45
Valor actual a 31 de diciembre	**191,91**	**195,51**

Datos en millones de euros

Las ganancias actuariales del ejercicio 2007 se debieron a la tasa de interés aplicada en el cálculo del valor actual de la obligación a 31 de diciembre de 2007 según curva de tipos cupón cero a dicha fecha, ya que supuso un incremento respecto a la tasa utilizada en el cálculo del valor actual de la obligación a 31 de diciembre de 2006. Las pérdidas del ejercicio 2008 se han debido al descenso en dicha tasa de interés.

El importe que figura en "Liquidaciones" de 2007 se corresponde con la liquidación del plan de prestación definida descrita en el apartado inicial de esta nota.

Conciliación del saldo inicial y final de los activos afectos al plan

En el siguiente cuadro se detalla la conciliación del saldo inicial y final de los activos afectos al plan de los dos últimos ejercicios.

Concepto	2008	2007
Valor activos afectos al plan a 1 de enero	**14,61**	**14,56**
- Rendimiento esperado de los activos afectos al plan	0,71	0,56
- Pérdidas y ganancias actuariales	0,30	0,21
- Modificaciones por variaciones en el tipo de cambio	–	–
- Aportaciones efectuadas por el empleador	–	–
- Aportaciones efectuadas por los participantes	–	–
- Prestaciones pagadas	(0,75)	(0,72)
- Combinaciones de negocios	–	–
- Liquidaciones	–	–
Valor activos afectos al plan a 31 de diciembre	**14,87**	**14,61**

Datos en millones de euros

C) Importes reconocidos en la cuenta de resultados consolidada

En el cuadro siguiente se detallan los importes reconocidos en la cuenta de resultados consolidada de los ejercicios 2008 y 2007.

Concepto	2008	2007
Coste de los servicios del ejercicio corriente	4,73	14,62
Coste por intereses	11,89	8,02
Rendimiento esperado de los activos afectos al plan y de los activos afectos a cobertura de provisiones matemáticas	(12,34)	(7,25)
Pérdidas y ganancias actuariales	7,80	(10,11)
Coste de los servicios pasados reconocidos en el ejercicio	--	--
Otros conceptos	--	--
Total gasto reconocido en la cuenta de resultados	**12,08**	**5,28**

Datos en millones de euros

Adicionalmente en 2007 se registró un resultado por la liquidación del plan de prestación definida señalado en el primer apartado de esta nota, como consecuencia de la cancelación del pasivo reconocido por dicho plan cuyo importe ascendía a 28,51 millones de euros, como se detalla en el cuadro de movimientos del valor actual de la obligación.

Las pérdidas y ganancias actuariales del ejercicio 2008 y 2007 se debieron, básicamente, al descenso e incremento, respectivamente, de la tasa de interés aplicada para el cálculo del valor actual actuarial de la obligación en el cierre de cada ejercicio respecto al anterior.

D) Rendimiento

La tasa de rendimiento esperado se determina en función del tipo de interés garantizado en las pólizas de seguros afectas.

El rendimiento real de los activos afectos al plan, así como de las inversiones afectas a la cobertura de las provisiones matemáticas, ha ascendido en 2008 y 2007 a 10,50 y 13,49 millones de euros respectivamente.

E) Hipótesis

Las hipótesis actuariales principales usadas a la fecha de cierre han sido las siguientes:

Concepto	2008	2007
HIPÓTESIS DEMOGRÁFICAS		
Tablas de mortalidad	GKM/F-95	GKM/F-95
Tablas de supervivencia	PERM/F-2000	PERM/F-2000
HIPÓTESIS FINANCIERAS		
Tasa de descuento	3 – 3,78%	3 - 4,66%
Incremento salarial anual medio	5%	5%
I.P.C. anual medio	3%	3%
Rendimiento esperado de los activos afectos	3,78%	3,59%

F) Estimaciones

La mejor estimación sobre las aportaciones al plan en 2009 se ha realizado en función de la plantilla existente en el Grupo a 31 de diciembre de 2008 y asciende a 5,60 millones de euros.

Pagos basados en acciones

La Junta General Extraordinaria de la Sociedad dominante, celebrada el 4 de julio de 2007, aprobó el plan de incentivos referenciados al valor de las acciones para directivos del Grupo MAPFRE que se detalla a continuación:

- Fórmula: Se concede a cada partícipe el derecho a percibir en efectivo la cuantía resultante de multiplicar el número de acciones de MAPFRE, S.A. asignadas teóricamente, por la diferencia entre la media aritmética simple de la cotización de cierre durante las sesiones bursátiles de los 30 días hábiles anteriores a la fecha de

comunicación del ejercicio y la media aritmética simple de la cotización de cierre durante las sesiones bursátiles correspondientes a los 30 días hábiles inmediatamente anteriores a la fecha de inclusión en el plan. No obstante en el colectivo inicial de partícipes esta referencia se ha sustituido por la cotización de cierre del día 31 de diciembre de 2007, que fue de 3,42 euros por acción.

- Ejercicio del derecho: El derecho será ejercitable en un 30 por 100 como máximo durante el mes de enero del cuarto año, en un 30 por 100 como máximo durante el mes de enero del séptimo año y el resto durante el mes de enero del décimo año. Todos los derechos concedidos deberán ejercerse como fecha límite el último día del tercer periodo mencionado.

El número de acciones de referencia tenidas en cuenta a efectos del cálculo de la retribución ha ascendido en 2007 a 8.625.733 acciones, y en 2008 a 8.845.030 acciones, cuyo precio de ejercicio es el ya mencionado de 3,42 euros por acción.

Durante el ejercicio no se ha producido ninguna baja.

Para obtener el valor razonable de las opciones otorgadas se ha aplicado un modelo de valoración basado en árboles binomiales, considerando los siguientes parámetros:

- Como tipo de interés sin riesgo se ha considerado el tipo cupón cero derivado de la curva de tipos IRS (Interest Rate Swap) del euro al plazo de vencimiento de la opción.

- Como rentabilidad por dividendos se ha considerado la que resultaba de los dividendos pagados con cargo al último ejercicio cerrado (2007) y la cotización al cierre del ejercicio 2008.

- Como volatilidad del activo subyacente se ha tomado la que resulta del comportamiento de la cotización de la acción de MAPFRE durante el ejercicio 2008.

En función de los anteriores parámetros, el citado sistema retributivo es valorado y reconocido en la cuenta de resultados conforme a lo indicado en la Nota 5.19 de la memoria. Los gastos de personal registrados en la cuenta de resultados por este concepto en 2008 y 2007 ascienden a 0,68 y 0,79 millones de euros, respectivamente, reconociéndose como contrapartida un pasivo.

Con objeto de cubrir el gasto por este concepto a la fecha de ejercicio del derecho, se han contratado durante el ejercicio 2008 dos equity swap sobre 8.625.733 acciones y 219.297 acciones, con un precio de ejercicio de 3,2397 y 2,6657 euros, respectivamente. Al cierre del ejercicio 2008 el valor de mercado de dichos equity swap, por importe de 7,90 millones de euros, se recoge en "Otros pasivos financieros" con cargo a la cuenta de resultados consolidada.

Número de empleados

A continuación de detalla el número medio de empleados al cierre de los dos últimos ejercicios clasificados por categorías y sexo, y su distribución por segmentos geográficos.

Segmento geográfico	Directivos				Administrativos				Comerciales				Otros				Total			
	Hombres		Mujeres		Hombres		Mujeres		Hombres		Mujeres		Hombres		Mujeres		Hombres		Mujeres	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
España	1.663	1.591	446	419	1.676	1.670	3.322	3.168	1.249	1.324	953	1.039	1.573	1.764	5.709	5.530	6.161	6.349	10.430	10.156
Resto países de la Unión Europea	78	51	26	39	199	131	252	183	130	101	55	92	73	56	45	64	480	339	378	378
América	873	1.068	551	586	1.695	1 455	3.158	2.457	1.692	1.236	1.895	1.287	2.738	2.238	2.128	1.742	6.998	5.997	7.732	6.072
Resto del mundo	69	50	61	46	158	79	219	109	28	33	44	31	81	45	88	56	336	207	412	242
Total número medio de empleados	**2.683**	**2.760**	**1.084**	**1.090**	**3.728**	**3.335**	**6.951**	**5.917**	**3.099**	**2.694**	**2.947**	**2.449**	**4.465**	**4.103**	**7.970**	**7.392**	**13.975**	**12.892**	**18.952**	**16.848**

6.23. RESULTADOS NETOS POR DIFERENCIAS DE CAMBIO

Las diferencias de cambio positivas diferentes a las procedentes de los instrumentos financieros valorados a valor razonable imputadas a la cuenta de resultados consolidada ascienden a 301,69 y 101,17 millones de euros en los ejercicios 2008 y 2007 respectivamente.

Las diferencias de cambio negativas diferentes a las procedentes de los instrumentos financieros valorados a valor razonable imputadas a la cuenta de resultados consolidada ascienden a 230,34 y 114,44 millones de euros en los ejercicios 2008 y 2007 respectivamente.

A continuación se presenta la conciliación de las diferencias de conversión reconocidas en patrimonio al inicio y al final del ejercicio en 2008 y 2007.

Descripción	Importe	
	2008	2007
Diferencias de conversión al inicio del ejercicio	**(35,11)**	**(3,24)**
Diferencia neta de cambio por valoración de partidas no monetarias	(0,51)	(4,47)
Diferencia neta de cambio por conversión de estados financieros	(108,97)	(27,40)
Diferencias de conversión al cierre del ejercicio	**(144,59)**	**(35,11)**

Datos en millones de euros

A 31 de diciembre de 2008 y de 2007 las diferencias de cambio netas derivadas de la conversión a euros de los estados financieros de aquellas entidades del Grupo cuya moneda funcional no es el euro son:

Sociedad/Subgrupo	Área geográfica	Diferencias de conversión					
		Positivas		Negativas		Neto	
		2008	2007	2008	2007	2008	2007
Sociedades consolidadas por integración global:							
MAPFRE RE	Europa, América y resto del mundo	0,37	11,49	(40,21)	--	(39,84)	11,49
MAPFRE AMÉRICA	América	1,62	--	(93,50)	(49,94)	(91,88)	(49,94)
MAPFRE AMÉRICA VIDA	América	--	8,07	--	--	--	8,07
MAPFRE INTERNACIONAL	Europa,América y resto del mundo	77,17	--	(58,52)	(3,79)	18,65	(3,79)
OTROS	--	5,25	4,95	(30,87)	(0,22)	(25,62)	4,73
Sociedades puestas en equivalencia	--	--	2,26	(0,92)	(3,46)	(0,92)	(1,20)
Total		**84,41**	**26,77**	**(224,02)**	**(57,41)**	**(139,61)**	**(30,64)**

Datos en millones de euros

6.24. ACTIVOS Y PASIVOS CONTINGENTES

Al cierre de los ejercicios 2008 y 2007 y hasta la fecha de formulación de las cuentas anuales consolidadas no se tiene evidencia de la existencia de activos y pasivos contingentes por importes significativos.

6.25. COMBINACIONES DE NEGOCIO

Durante los ejercicios 2008 y 2007 se han adquirido diversas participaciones accionariales, siendo las más significativas las participaciones en COMMERCE, DUERO VIDA Y DUERO PENSIONES en 2008 y GENEL SIGORTA, BANKINTER VIDA y CCM VIDA y PENSIONES en 2007. El valor razonable de los activos y pasivos identificables de las participaciones adquiridas en estas sociedades son los siguientes:

Concepto	Ejercicio 2008			Ejercicio 2007		
	COMMERCE	DUERO VIDA	DUERO PENSIONES	GENEL SIGORTA	BANKINTER VIDA	CCM VIDA Y PENSIONES
ACTIVO						
Gastos de adquisición de cartera	31,20	52,90	15,17	43,99	137,18	91,26
Otros activos intangibles	20,97	--	--	0,18	--	0,17
Inmovilizado material	40,37	0,02	0,01	15,57	--	0,67
Inversiones	1.659,22	445,36	4,41	242,39	499,44	769,69
Créditos	355,92	2,81	0,11	181,86	12,23	12,35
Otros activos	460,13	6,06	4,46	92,86	6,38	141,63
TOTAL ACTIVO	2.567,81	507,15	24,16	576,85	655,23	1.015,77
PASIVO						
Provisiones técnicas	1.245,12	282,10	--	213,34	450,36	865,76
Deudas	344,79	124,66	1,03	36,00	32,84	9,62
Otros pasivos	97,96	23,92	5,47	18,74	46,48	37,47
TOTAL PASIVO	1.687,87	430,68	6,50	268,08	529,68	912,85
Valor razonable de los activos netos	879,94	76,47	17,66	308,77	125,55	102,92
Participación adquirida	100%	50%	50%	80%	50%	50%
Valor razonable del porcentaje de activos netos adquiridos	879,94	38,23	8,83	247,02	62,77	51,46
Fondo de comercio	635,48	70,12	13,38	90,30	160,45	90,51
Coste total	**1.515,42**	**108,35**	**22,21**	**337,32**	**223,22**	**141,97**

Datos en millones de euros

Los valores razonables detallados anteriormente difieren de los valores en los libros de las entidades antes de la combinación, principalmente por los gastos de adquisición de cartera, no registrados en sus libros.

El coste total de las combinaciones recoge costes directamente atribuibles a las mismas por importe total de 8,09 y 2,48 millones de euros en 2008 y 2007, respectivamente, en concepto de honorarios de profesionales independientes, abogados y asesoría financiera. Asimismo, dicho coste incluye, en su caso, el importe de los pagos aplazados.

Las combinaciones de negocios del ejercicio 2007 se contabilizaron de forma provisional. La contabilización definitiva ha supuesto el registro de Gastos de adquisición de cartera por 193,54 millones de euros, Pasivos por impuestos diferidos por 81,73 millones de euros y un menor Fondo de comercio por 111,81 millones de

euros. Estos importes, dado que no son significativos, se han registrado como movimientos del ejercicio 2008 en lugar de modificarse las cifras del ejercicio 2007.

Desde la fecha de su incorporación al perímetro de consolidación, las participaciones adquiridas en el ejercicio 2008 han contribuido con (6,29) millones de euros al resultado neto del GRUPO.

Otras combinaciones de negocio de inferior coste ejecutadas durante el ejercicio 2008 han sido MAPFRE CAPITALIZAÇAO, MAPFRE ATLAS, LIB ASSIST y NILE ASSIST; y durante el ejercicio 2007 fueron la fusión de Mutua Valenciana Automovilista con MAPFRE AUTOMÓVILES y las adquisiciones de participaciones en IBERICAR, REAL PARAGUAYA DE SEGUROS, REAL URUGUAYA DE SEGUROS y LATINA SEGUROS Y REASEGUROS entre otras (ver Anexo 1).

6.26. TRANSACCIONES CON PARTES VINCULADAS

La totalidad de las transacciones con partes vinculadas han sido realizadas en condiciones de mercado.

Operaciones con empresas del Grupo

A continuación se detallan las operaciones efectuadas entre empresas del Grupo, cuyo efecto en resultados es nulo por haber sido eliminadas en el proceso de consolidación:

Concepto	Gastos		Ingresos	
	2008	2007	2008	2007
Servicios recibidos/prestados y otros gastos/ingresos	268,02	247,09	269,81	250,94
Gastos/ingresos de inversiones inmobiliarias	21,61	16,54	20,93	17,78
Gastos/ingresos de inversiones y cuentas financieras	37,46	21,64	33,12	29,63
Dividendos distribuidos	–	–	641,19	577,48
Total	**327,09**	**285,27**	**965,05**	**875,83**

Datos en millones de euros

Operaciones de reaseguro y coaseguro

A continuación se detallan las operaciones de reaseguro y coaseguro efectuadas entre empresas del Grupo consolidable, eliminadas en el proceso de consolidación:

Concepto	**Importe**	
	2008	**2007**
Primas cedidas/aceptadas	835,91	710,09
Prestaciones	502,02	264,89
Variación de provisiones técnicas	3,83	39,67
Comisiones	179,87	158,45
Intereses sobre depósitos	--	--
Otros ingresos y gastos técnicos	--	--

Datos en millones de euros

En los cuadros siguientes se detallan los saldos con reaseguradoras y cedentes, depósitos constituidos y provisiones técnicas por operaciones de reaseguro con empresas del Grupo consolidable eliminados en el proceso de consolidación.

Concepto	**Reaseguro aceptado**		**Reaseguro cedido**	
	2008	**2007**	**2008**	**2007**
Créditos y deudas	(92,80)	(99,81)	92,80	99,81
Depósitos	159,60	162,16	(159,60)	(162,16)
Provisiones técnicas	(797,25)	(717,41)	797,25	717,41
Total	**(730,45)**	**(655,06)**	**730,45**	**655,06**

Datos en millones de euros

Remuneraciones del personal clave de la dirección

En el cuadro siguiente se detalla la retribución percibida en los dos últimos ejercicios por el personal clave de la dirección (entendiéndose como tal los miembros del Consejo de Administración, de la Comisión Delegada y de los Comités Delegados de la Sociedad dominante):

Concepto	Importe	
	2008	2007
Retribuciones a corto plazo		
Sueldos	6,56	6,13
Asignaciones fijas	1,98	1,57
Dietas	0,98	0,71
Seguros de vida	0,12	0,22
Otros conceptos	0,19	0,17
Retribuciones post-empleo		
Prestación definida	4,61	1,20
Aportación definida	0,01	0,32
Pagos basados en acciones	0,17	0,11
Total	**14,62**	**10,43**

Datos en millones de euros

La retribución básica de los consejeros externos consiste en una asignación fija anual por la pertenencia al Consejo de Administración, cuyo importe fue de 42.200 euros en 2008 y de 40.000 euros en 2007. Dicha cantidad se incrementa en un 50 por 100 en el caso de las personas que ocupan el cargo de Presidente o Vicepresidente del Consejo de Administración o presiden una Comisión o Comité Delegado, sin que quepan incrementos acumulativos cuando una misma persona ocupa varios cargos.

Además tienen establecido un Seguro de Vida para caso de muerte, con un capital asegurado de 150.253 euros, y disfrutan de algunas de las ventajas reconocidas al personal, como el seguro de enfermedad.

Los consejeros externos que son miembros de Comisiones o Comités Delegados perciben, además, una dieta por asistencia a las reuniones, cuya cuantía fue de 4.220 y 4.000 euros en 2008 y 2007, respectivamente, por asistencia a Comisión Delegada; y de 3.693 y 3.500 euros, respectivamente, por asistencia a otros Comités.

Los consejeros ejecutivos (entendiéndose como tales tanto los ejecutivos de la propia entidad como los que desempeñan funciones ejecutivas en otras entidades del GRUPO MAPFRE) perciben las retribuciones establecidas en sus contratos, que incluyen sueldo fijo, incentivos de cuantía variable vinculados a los resultados, seguros de vida e invalidez y otras compensaciones establecidas con carácter

general para el personal de la Entidad; además tienen reconocidos determinados complementos de pensiones para caso de jubilación, exteriorizados a través de un seguro de vida, todo ello dentro de la política retributiva establecida por el Grupo para sus Altos Directivos, sean o no consejeros. El importe reconocido como gasto en el ejercicio 2008 por este concepto se ha visto incrementado respecto al ejercicio precedente, básicamente por las diferencias de resultados actuariales producidas entre 2007 y 2008. Los consejeros ejecutivos no perciben, en cambio, las retribuciones establecidas para los consejeros externos. Los consejeros ejecutivos perciben una dieta por asistencia a la Comisión Delegada cuyo importe ha ascendido en 2008 y 2007 a 4.220 y a 4.000 euros, respectivamente, así como, en su caso, una retribución fija como Presidentes de Consejo Territorial.

La remuneración básica de los consejeros externos es aprobada por la Junta General a propuesta del Consejo de Administración, y previo informe del Comité de Nombramientos y Retribuciones. El importe de la retribución contractual de los consejeros ejecutivos, las dietas por asistencia de los miembros externos de las Comisiones y Comités Delegados y la asignación fija por presidencia de los Consejos Territoriales son aprobadas por el Consejo de Administración, previo informe del citado Comité.

7. GESTIÓN DE RIESGOS

Objetivos, políticas y procesos de gestión del riesgo

MAPFRE dispone de un Sistema de Gestión de Riesgos (SGR) basado en la gestión integrada de todos y cada uno de los procesos de negocio, y en la adecuación del nivel de riesgo a los objetivos estratégicos establecidos. Los diferentes tipos de riesgo se han agrupado en cuatro áreas o categorías como se detalla a continuación:

✓ Riesgos Operacionales	✓ Incluye veintitrés tipos de riesgos agrupados en las siguientes áreas: *actuarial, jurídica, tecnología, personal, colaboradores, procedimientos, información, fraude, mercado y bienes materiales*.
✓ Riesgos Financieros	✓ Incluye los riesgos de tipo de interés, de liquidez, de tipo de cambio, de mercado y de crédito.
✓ Riesgos de la Actividad Aseguradora	✓ Agrupa, de forma separada para Vida y No Vida, los riesgos de insuficiencia de primas, de suficiencia de provisiones técnicas y de reaseguro.
✓ Riesgos Estratégicos y de Gobierno Corporativo	✓ Incluye los riesgos de ética empresarial y de buen gobierno corporativo, de estructura organizativa, de alianzas, fusiones y adquisiciones, derivados del entorno regulador y, finalmente, el de competencia.

Centralización del Sistema de Gestión de Riesgos

La estructura de MAPFRE está basada en Unidades y Sociedades Operativas con un alto grado de autonomía en su gestión. Los órganos de gobierno y dirección del Grupo aprueban las líneas de actuación de las Unidades y Sociedades en materia de gestión de riesgos, y supervisan de forma permanente a través de indicadores y ratios su exposición al riesgo. Además, existen instrucciones generales de actuación para mitigar la exposición al riesgo, tales como niveles máximos de inversión en renta variable o clasificación crediticia de reaseguradores.

El Área Económica y de Control de Gestión, a través de la Dirección de Riesgos, coordina las actividades relacionadas con la cuantificación de riesgos y, en particular, la implantación de modelos propios de capital económico en las unidades operativas y los análisis de impacto cuantitativo de la futura normativa de Solvencia II.

Las Unidades Operativas disponen de un Coordinador de Riesgos, con dependencia de la Dirección de Administración, para la implantación de las políticas y gestión de riesgos en cada unidad. La coordinación de actividades para la implantación de Modelos de Cuantificación de Riesgos se realiza a través del Comité de Riesgos y Solvencia II. El grado de avance de los proyectos y otros aspectos significativos son informados a la Alta Dirección de MAPFRE a través del Comité de Auditoría.

En términos generales las decisiones de suscripción de riesgos asegurables y coberturas de reaseguro están altamente descentralizadas en las Unidades. Los aspectos relacionados con el Riesgo Operacional son tutelados de forma centralizada aunque su implantación y monitorización está delegada en las Unidades. La gestión de riesgos Estratégicos y de Gobierno Corporativo está altamente centralizada. Los riesgos financieros se gestionan de forma centralizada a través de la Dirección General de Inversiones del Grupo.

Estimación de Riesgos y Capitales

MAPFRE dispone de una política interna de capitalización y dividendos destinada a dotar a las Unidades de una forma racional y objetiva de los capitales necesarios para cubrir los riesgos asumidos. La estimación de riesgos se realiza a través de un modelo estándar de factores fijos que cuantifica riesgos financieros, riesgos de crédito y riesgos de la actividad aseguradora. Además, el nivel de capital asignado a cada Unidad no podrá nunca ser inferior al capital mínimo legal requerido en cada momento, más un margen del 10 por 100.

El capital asignado se fija de manera estimativa, en función de los presupuestos del ejercicio siguiente, y se revisa por lo menos una vez al año en función de la evolución de los riesgos.

Ciertas unidades requieren un nivel de capitalización superior al que se obtiene de la norma general antes descrita, bien porque operan en distintos países con requerimientos legales diferentes, o bien porque están sometidas a requerimientos de solvencia financiera más elevados al contar con un "rating". En esos casos, la

Comisión Delegada de MAPFRE fija el nivel de capitalización de forma individualizada.

Riesgos Operacionales

La identificación y evaluación de Riesgos Operacionales se realiza a través de Riskm@p, aplicación informática desarrollada internamente en MAPFRE, a través de la cual se confeccionan los mapas de riesgos de las entidades en los que analiza la importancia y probabilidad de ocurrencia de los diversos riesgos.

Asimismo, Riskmap se establece como la herramienta corporativa para el tratamiento de las actividades de control (manuales de procesos, inventario de controles asociados a riesgos y evaluación de la efectividad de los mismos).

El modelo de gestión del riesgo operacional se basa en un análisis dinámico por procesos de negocio, de forma que los gestores de cada área o departamento identifican y evalúan los riesgos potenciales que afectan a los siguientes procesos: Desarrollo de productos, Emisión, Siniestros / Prestaciones, Gestión administrativa, Actividades comerciales, Recursos humanos, Comisiones, Coaseguro / Reaseguro, Provisiones técnicas, Inversiones, Sistemas tecnológicos y Atención al cliente.

Riesgos Financieros

MAPFRE mitiga su exposición a este tipo de riesgos mediante una política prudente de inversiones caracterizada por una elevada proporción de valores de renta fija de alta calidad en la cartera.

En la gestión de las carteras de inversión se distingue entre las que buscan un casamiento de las obligaciones derivadas de los contratos de seguros y aquellas en las que se realiza una gestión activa. En las primeras se minimizan los riesgos de tipo de interés y otros riesgos de variación de precios, mientras que en las segundas se asume un cierto grado de riesgo de mercado, de acuerdo con lo expuesto a continuación:

- En las carteras que no cubren compromisos pasivos a largo plazo, la variable de gestión del riesgo de tipo de interés es la duración modificada, estando establecido en la actualidad que dicha magnitud debe situarse en torno al 5 por 100, con un valor máximo del 7 por 100.

- La exposición al riesgo de tipo de cambio se minimiza en el caso de los pasivos aseguradores. Se puede admitir una exposición a este tipo de riesgo no superior al 10 por 100 del exceso de los activos aptos para la cobertura.

- Las inversiones en acciones están sujetas a un límite máximo del 17 por 100 de la cartera de inversiones, así como a límites de concentración por país y sector.

- Las limitaciones de riesgo están establecidas en términos cuantitativos medidos con base en variables fácilmente observables. No obstante, también se realiza un análisis del riesgo en términos probabilísticos en función de las volatilidades y correlaciones históricas.

Respecto al riesgo de crédito, la política de MAPFRE se basa en el mantenimiento de una cartera diversificada compuesta por valores seleccionados prudentemente en base a la solvencia del emisor.

Las inversiones en renta fija y renta variable están sujetas a límites de concentración por sector de actividad y por emisor.

Riesgos de la Actividad Aseguradora

La organización de MAPFRE, basada en Unidades y Sociedades especializadas en los distintos tipos de negocio, requiere la concesión a las mismas de un grado significativo de autonomía en la gestión de su negocio, y particularmente en la suscripción de riesgos y la determinación de las tarifas, así como la indemnización o prestación de servicio en caso de siniestro. La suficiencia de las primas es un elemento de especial importancia y su determinación está apoyada por aplicaciones informáticas específicas.

El tratamiento de las prestaciones, así como la suficiencia de las provisiones, son principios básicos de la gestión aseguradora. Las provisiones técnicas son estimadas por los equipos actuariales de las distintas Unidades y Sociedades y en determinados casos se somete también a revisión por parte de expertos independientes. La preponderancia del negocio personal de daños en MAPFRE, con una gran rapidez de liquidación de siniestros, así como la escasa importancia de riesgos asegurados de largo desarrollo en el tiempo, tales como asbestos o responsabilidad profesional, son elementos mitigadores de este tipo de riesgo.

La presencia de MAPFRE en países con elevada posibilidad de ocurrencia de catástrofes (terremoto, huracanes, etc...) requiere un especial tratamiento de este tipo de riesgo que puede generar volatilidad en los resultados o requerimiento de capitales adicionales. Las Unidades y Sociedades que están expuestas a este tipo de riesgos, fundamentalmente MAPFRE AMÉRICA, MAPFRE INTERNACIONAL y MAPFRE RE, disponen de informes especializados de exposición catastrófica, generalmente realizados por expertos independientes, que estiman el alcance de las pérdidas que pueden afectar a los riesgos asegurados en caso de ocurrencia de un evento catastrófico. La suscripción de los riesgos catastróficos se realiza en base a esta información y al capital económico del que dispone la compañía que los suscribe. En su caso, la exposición patrimonial a este tipo de riesgos se mitiga mediante la contratación de coberturas reaseguradoras específicas. En este aspecto, es importante destacar la contribución de MAPFRE RE, que aporta a la gestión del Grupo su larga experiencia en el mercado de riesgos catastróficos.

En relación con el riesgo reasegurador la política de MAPFRE es ceder negocio a reaseguradores de probada capacidad financiera (clasificación de solvencia financiera de Standard & Poor´s no inferior a A).

Riesgos Estratégicos y de Gobierno Corporativo

Los principios éticos aplicados a la gestión empresarial han sido una constante en MAPFRE y forman parte de sus estatutos y de su quehacer diario. Para normalizar esta cultura empresarial, y cumplir con los requerimientos legales de gobierno y transparencia en la gestión, los Órganos de Dirección de MAPFRE aprobaron en 2008 una versión revisada del Código de Buen Gobierno, en vigor desde 1999. La aplicación estricta de los principios de Buen Gobierno Corporativo es considerada en MAPFRE como la actuación más eficaz para mitigar este tipo de riesgos.

A) RIESGO DE SEGURO

1. Sensibilidad al riesgo de seguro

Este análisis de sensibilidad mide el efecto en el capital de las fluctuaciones al alza y a la baja de los factores condicionantes del riesgo de seguro (número de riesgos asegurados, valor de la prima media, frecuencia y coste siniestral). Una medida de sensibilidad al riesgo de seguro de No Vida es el efecto que tendría en el resultado del ejercicio y, consecuentemente en el patrimonio neto, la variación de un punto porcentual del ratio combinado. En el cuadro siguiente se muestra este efecto junto con el índice de volatilidad de dicho ratio, calculado en función de la desviación típica del mismo en un horizonte temporal de cinco años:

Concepto	Efecto en los resultados de una variación del 1% del ratio combinado		Índice de volatilidad del ratio combinado
	2008	2007	
Actividad principal en España			
– Empresas	5,45	4,64	2,3 %
– Familiar	30,66	29,23	1,0 %
Actividad principal fuera de España			
– América	14,09	14,49	1,0 %
– Asistencia	1,88	1,91	1,4 %
– Internacional	6,31	0,59	(*)
– Reaseguro	7,23	6,33	2,7%
Consolidado	**66,33**	**55,13**	**1,0 %**

Datos en millones de euros

(*) Sin información histórica necesaria y suficiente

Para la actividad de Vida, el nivel de sensibilidad se mide en función del valor implícito (también llamado valor intrínseco), que ha sido calculado de acuerdo con los principios y metodología establecidos en el denominado "European Embedded Value". El valor implícito se obtiene añadiendo al patrimonio neto ajustado el valor actual de los beneficios futuros de la cartera gestionada (Vida y gestión de fondos) y sustrayendo del mismo el valor temporal de las opciones y garantías financieras otorgadas a los tomadores y el coste del capital regulatorio requerido.

La metodología para el cálculo del valor implícito está basada en la evaluación de cada uno de los componentes de riesgo del negocio de manera aislada y diferenciando entre la cartera existente y el nuevo negocio captado en el año. Los distintos componentes del valor implícito se han calculado de la siguiente forma:

- Patrimonio neto ajustado: se calcula ajustando el patrimonio neto contable medido de acuerdo con el Plan Contable de Entidades Aseguradoras por las plusvalías y minusvalías no registradas, y disminuyendo su valor por el importe del fondo de comercio, los gastos diferidos y los dividendos y donaciones aprobados y pendientes de pago.

- Valor actual de los beneficios futuros de la cartera existente: se calcula descontando a valor actual a la fecha de valoración en base a tasas sin riesgo los beneficios futuros después de impuestos de la cartera de pólizas e incluyendo una estimación del valor intrínseco de las opciones y garantías financieras otorgadas a los tomadores.

- Valor temporal de las opciones y garantías financieras otorgadas a los tomadores: es la variación en el coste de dichas opciones y garantías que puede resultar de las potenciales modificaciones que puedan producirse en las prestaciones a favor de los tomadores a lo largo de la vida de la póliza. Su estimación se realiza mediante simulación de escenarios económicos consistentes con distintas situaciones de los mercados.

- Coste del capital requerido: es una estimación del coste del capital requerido, incluyendo el necesario para cubrir riesgos financieros y no financieros. En línea con las prácticas de mercado, el coste del capital usado en el cálculo del valor implícito a 31 de diciembre de 2007 se ha medido aplicando un tipo fijo del 4 por 100 a la cuantía mínima exigida para el margen de solvencia.

Asimismo, las principales hipótesis utilizadas han sido:

- Tasas de descuento y de reinversión: basadas en la curva de tipos "euroswap" cupón cero a fin de año.
- Gastos de mantenimiento: basados en un estudio interno e indexados con una inflación del 2,5 por 100.
- Variables técnicas (comisiones, mortalidad, invalidez, rescates, rotaciones y rendimiento de los activos financieros existentes): basados en los datos y la experiencia propia de la entidad.
- Tasa impositiva: 30 por 100.

En el cuadro siguiente se detalla la composición del valor implícito al cierre de los ejercicio 2007 y 2006 (las cifras de 2008 no están disponibles a la fecha de formulación de las cuentas anuales consolidadas). Los datos del ejercicio 2006 están referidos únicamente a los negocios de MAPFRE VIDA, mientras que los de 2007 recogen también el valor implícito de BANKINTER VIDA, CCM VIDA y PENSIONES y del negocio de vida de MAPFRE VERACRUZ (Brasil):

Concepto	2007	2006 (*)	% de variación
Patrimonio neto ajustado	614,3	525,2	17,0%
Valor presente de los beneficios futuros	1.637,9	1.245,2	31,5%
Valor presente de opciones y garantías otorgadas a tomadores	(110,1)	(84,9)	29,7%
Coste del capital regulatorio requerido	(202,8)	(111,3)	82,2%
Total valor implícito	**1.939,3**	**1.574,2**	**23,2%**

Datos en millones de euros

(*) La incorporación del valor implícito de los negocios de BANKINTER VIDA, CCM VIDA y PENSIONES y MAPFRE VERACRUZ (Brasil) detallados arriba agrega 255,8 millones de euros al valor implícito.

Las variables a las que más sensibilidad muestra el valor implícito en 2007 son las siguientes:

- Un aumento de 100 puntos básicos en los tipos de interés, que ocasionaría una reducción en el valor implícito de 65,9 millones de euros en la cartera existente y 7,2 millones de euros en el nuevo negocio.

- Una reducción de la caída de cartera en un 10%, que ocasionaría un aumento en el valor implícito de 87,1 millones de euros en la cartera existente y 20,3 millones de euros en el nuevo negocio.

El valor implícito de DUERO VIDA y DUERO PENSIONES, entidades incorporadas al perímetro de consolidación en el ejercicio 2008 y gestionadas por la Unidad Vida, no es significativo en relación con las cifras anteriores.

Las entidades con actividad principal fuera de España que operan en el ramo de Vida, distintas de MAPFRE VERACRUZ, lo hacen fundamentalmente en modalidades de riesgo, si bien sus volúmenes no son significativos. El período de cobertura de estos productos es reducido (en la mayoría de los casos inferior a 18 meses) por lo que no se considera relevante el cálculo del valor implícito.

2. Concentraciones del riesgo de seguro

MAPFRE cuenta con un elevado grado de diversificación de su riesgo de seguro al operar en la práctica totalidad de los ramos en España y contar con una amplia presencia en los mercados internacionales.

El Grupo aplica un sistema de procedimientos y límites que le permiten controlar el nivel de concentración del riesgo de seguro.

Es una práctica habitual el uso de contratos de reaseguro como elemento mitigador del riesgo de seguro derivado de concentraciones o acumulaciones de garantías superiores a los niveles máximos de aceptación.

2.a) Importe de primas por riesgo

En los cuadros siguientes se muestra el desglose de las primas emitidas del seguro directo y el reaseguro aceptado clasificadas en función del tipo de negocio suscrito para los dos últimos ejercicios:

Ejercicio 2008

Concepto	Reaseguro aceptado				Seguro directo				
	Vida	No Vida		Total	Riesgo catastrófico	Otros riesgos			Total
						Vida	No Vida		
		Riesgo catastrófico	Otros riesgos				Autos	Otros	
Primas emitidas seguro directo	--	--	--	--	89,00	3.482,70	4.434,18	4.853,72	12.859,60
Primas reaseguro aceptado	279,99	380,04	785,14	1.445,17	--	--	--	--	--

Datos en millones de euros

Ejercicio 2007

Concepto	Reaseguro aceptado				Seguro directo				
	Vida	No Vida		Total	Riesgo catastrófico	Otros riesgos			Total
						Vida	No Vida		
		Riesgo catastrófico	Otros riesgos				Autos	Otros	
Primas emitidas seguro directo	--	--	--	--	5,92	2.926,25	3.649,19	4.411,38	10.992,74
Primas reaseguro aceptado	123,22	316,51	878,00	1.317,73	--	--	--	--	--

Datos en millones de euros

2.b) Importe de primas por áreas geográficas

En los cuadros siguientes se muestra el desglose de las primas emitidas del seguro directo y reaseguro aceptado por segmentos de actividad y áreas geográficas de los dos últimos ejercicios:

Ejercicio 2008

Área geográfica	Seguro directo			Reaseguro	Total
	Vida	Autos	Otros No Vida		
España	2.541,92	2.535,32	3.252,18	60,34	8.389,76
Resto de países de la Unión Europea	--	53,55	116,04	484,84	654,43
América	771,98	1.762,42	1.745,97	487,62	4.767,99
Resto del mundo	8,25	102,99	142,63	238,72	492,59
Total	**3.322,15**	**4.454,28**	**5.256,82**	**1.271,52**	**14.304,77**

Datos en millones de euros

Ejercicio 2007

Área geográfica	Seguro directo			Reaseguro	Total
	Vida	Autos	Otros No Vida		
España	2.256,28	2.624,65	3.137,35	127,36	8.145,64
Resto de países de la Unión Europea	40,16	14,15	93,44	434,76	582,51
América	547,06	979,83	1.351,38	373,84	3.252,11
Resto del mundo	82,75	36,35	46,17	164,94	330,21
Total	**2.926,25**	**3.654,98**	**4.628,34**	**1.100,90**	**12.310,47**

Datos en millones de euros

2.c) Importe de primas por monedas

En el cuadro siguiente se muestra el desglose por moneda de las primas emitidas del seguro directo para los dos últimos ejercicios.

Moneda	Ejercicio	
	2008	2007
Euros	8.236,21	7.940,68
Dólar USA	1.271,71	291,63
Real brasileño	1.437,53	1.190,82
Peso mexicano	290,26	387,56
Peso argentino	378,85	310,85
Bolívar venezolano	465,97	306,27
Otras monedas	779,07	564,93
Total	12.859,60	10.992,74

Datos en millones de euros

3. Siniestralidad

En la nota 6.15 de la memoria "Provisiones Técnicas" en su apartado 3.4 se ofrece información sobre la evolución de la siniestralidad.

B) RIESGO DE CRÉDITO

1. Riesgo de crédito derivado de contratos de reaseguro

En el cuadro siguiente se muestra el desglose de los créditos frente a reaseguradores en los dos últimos ejercicios:

Reaseguro cedido y retrocedido	Valor contable	
	2008	2007
• Provisión para Seguros de Vida	83,78	44,74
• Provisión para prestaciones	1.701,90	1.454,94
• Otras provisiones técnicas	0,06	0,12
• Créditos por operaciones de reaseguro cedido y retrocedido	142,38	76,68
• Deudas por operaciones de reaseguro cedido y retrocedido	(274,72)	(176,31)
Total posición neta	**1.653,40**	**1.400,17**

Datos en millones de euros

En el cuadro siguiente se muestra el desglose de los créditos frente a reaseguradores en base al nivel de solvencia financiera:

Calificación	Valor contable	
	2008	2007
AAA	120,03	139,01
AA	324,72	220,62
A	432,16	302,48
BBB	359,51	381,65
BB o menor	117,13	109,68
Sin calificación	299,85	246,73
Total posición neta	**1.653,40**	**1.400,17**

Datos en millones de euros

En el cuadro siguiente se detalla el tipo y la cuantía de las garantías otorgadas por los reaseguradores en los dos últimos ejercicios:

Tipo de garantía	Importe	
	2008	2007
Cartas de crédito	--	--
Garantías	--	--
Pignoración de activos	--	--
Otras garantías	13,74	2,75
Total	13,74	2,75

Datos en millones de euros

Los saldos correspondientes a los créditos por operaciones de seguro directo y coaseguro ascienden a 2.412,93 y 2.138,68 millones de euros a 31 de diciembre de 2008 y 2007, respectivamente. La pérdida estimada por su deterioro se refleja en la cuenta de resultados conforme a lo señalado en la política contable 5.10).

2. Riesgo de crédito derivado de otros instrumentos financieros

A continuación se muestra el desglose de la cartera de valores de renta fija en base a la calificación crediticia de los emisores de valores de renta fija para los dos últimos ejercicios:

Calificación crediticia de los emisores	Valor contable					
	Cartera a vencimiento		Cartera disponible para la venta		Cartera de negociación	
	2008	2007	2008	2007	2008	2007
AAA	425,90	536,89	9.181,55	7.129,99	676,79	848,29
AA	13,44	59,23	8.037,12	9.200,27	116,66	105,59
A	18,34	19,06	4.621,26	3.123,93	3,42	35,89
BBB	11,74	60,95	568,99	201,42	7,29	41,50
BB o Menor	125,05	22,88	169,42	192,33	19,66	53,56
Sin calificación crediticia	10,22	16,84	165,96	85,32	32,80	30,26
Total	**604,69**	**715,85**	**22.744,31**	**19.933,26**	**856,62**	**1.115,09**

Datos en millones de euros

3. Valores de renta fija en mora

En el cuadro siguiente se muestra el desglose por antigüedad de los valores de renta fija en mora para los dos últimos ejercicios.

Antigüedad	2008	2007
De 1 a 3 meses	–	24,02
De 3 a 6 meses	0,40	1,62
De 6 a 9 meses	--	5,84
De 9 a 12 meses	–	3,83
De 12 a 24 meses	1,48	11,20
Más de 24 meses	11,86	4,59
Total	**13,74**	**51,10**

Datos en millones de euros

4. Créditos

En el siguiente cuadro se muestra la composición del epígrafe de créditos a 31 de diciembre de 2008 y 2007, así como las pérdidas por deterioro, las ganancias por reversiones de éste registradas, y el importe de las garantías recibidas en los dos últimos ejercicios:

Concepto	Saldo neto en balance		Deterioro				Garantías recibidas	
			Pérdidas registradas		Ganancias por reversión			
	2008	2007	2008	2007	2008	2007	2008	2007
Créditos por operaciones de seguro directo y coaseguro	2.412,93	2.138,68	(14,51)	--	4,05	--	--	--
Crédito por operaciones de reaseguro	315,93	252,23	--	(0,66)	0,66	--	--	--
Créditos fiscales	84,32	204,54	--	--	--	--	--	--
Créditos sociales y otros	524,04	276,02	(0,02)	--	1,30	--	--	--
Total	**3.337,22**	**2.871,47**	**(14,53)**	**(0,66)**	**6,01**	--	--	--

Datos en millones de euros

C) RIESGO DE LIQUIDEZ

En lo que respecta al riesgo de liquidez, la política de MAPFRE se ha basado en mantener saldos en tesorería por importes suficientes para cubrir cualquier eventualidad derivada de sus obligaciones con los asegurados y los acreedores. Así, a 31 de diciembre de 2008 el saldo en efectivo y en equivalentes de efectivo ascendía a 1.415,07 millones de euros (1.639,40 millones de euros en el año anterior) equivalente al 5,11 por 100 del total de inversiones financieras y tesorería. Por otra parte, y en lo que respecta a los seguros de vida y ahorro, la política de inversiones aplicada preferentemente consiste en el casamiento de vencimientos de las inversiones con las obligaciones contraídas en los contratos de seguros, a fin de mitigar la exposición a este tipo de riesgo. Adicionalmente, la mayor parte de las inversiones en renta fija son de elevada calificación crediticia y negociables en mercados organizados, lo que otorga una gran capacidad de actuación ante potenciales tensiones de liquidez.

Los activos con vencimiento superior a un año se detallan en el apartado "Riesgo de tipo de interés".

MAPFRE S.A. cuenta además con líneas de crédito sin disponer, aprobadas por entidades financieras, de 500 millones de euros a 31 de diciembre de 2008 que pueden usarse a discreción del Grupo.

1. Riesgo de liquidez derivado de contratos de seguros

A continuación se detalla el calendario estimado de los vencimientos de los pasivos de seguros registrados a 31 de diciembre de 2008 y 2007.

Ejercicio 2008

Concepto	Salidas de efectivo estimadas en los años							Saldo final
	2009	2010	2011	2012	2013	2014 a 2018	Posteriores	
Provisión de seguros de Vida	3.086,58	1.957,06	1.607,02	1.521,97	1.246,20	4.955,53	1.820,86	16.195,22
Provisión para prestaciones	3.648,95	1.123,81	505,00	309,57	169,88	228,22	423,43	6.408,86
Otras provisiones técnicas	88,15	8,55	8,49	8,48	8,50	35,82	336,86	494,85
Deudas por operaciones de seguro directo y reaseguro	666,06	19,73	6,77	4,55	2,49	1,16	0,06	700,82
Deudas por operaciones de reaseguro	230,76	4,41	4,41	4,42	4,39	4,37	0,32	253,08
Total	**7.720,50**	**3.113,56**	**2.131,69**	**1.848,99**	**1.431,46**	**5.225,10**	**2.581,53**	**24.052,83**

Datos en millones de euros

Ejercicio 2007

Concepto	Salidas de efectivo estimadas en los años							Saldo final
	2008	2009	2010	2011	2012	2013 a 2017	Posteriores	
Provisión de seguros de Vida	2.093,46	1.634,23	1.328,12	1.101,74	1.014,77	3.893,31	5.156,28	16.221,91
Provisión para prestaciones	3.326,84	976,35	368,57	239,55	172,98	364,51	26,86	5.475,66
Otras provisiones técnicas	49,56	8,66	8,44	8,41	8,42	35,80	294,94	414,23
Deudas por operaciones de seguro directo y reaseguro	564,04	7,42	2,14	2,23	1,54	0,75	3,10	581,22
Deudas por operaciones de reaseguro	233,73	–	–	–	–	–	–	233,73
Total	**6.267,63**	**2.626,66**	**1.707,27**	**1.351,93**	**1.197,71**	**4.294,37**	**5.481,18**	**22.926,75**

Datos en millones de euros

2. Riesgo de liquidez derivado de pasivos subordinados y pasivos financieros

El detalle en los dos últimos ejercicios de los pasivos subordinados y financieros agrupados por vencimiento es el siguiente:

Ejercicio 2008

Concepto	Vencimiento en:						Saldo final
	2009	2010	2011	2012	2013	Posteriores	
Pasivos subordinados	38,53	36,44	34,45	32,57	30,79	550,74	723,52
Emisión de obligaciones y otros valores negociables	16,16	15,47	245,07	5,15	4,93	176,43	463,21
Deudas con entidades de crédito	1.514,34	48,67	32,95	9,51	3,97	248,31	1.857,75
Otros pasivos financieros	594,88	124,09	–	–	–	–	718,97
Total	**2.163,91**	**224,67**	**312,47**	**47,23**	**39,69**	**975,48**	**3.763,45**

Datos en millones de euros

Ejercicio 2007

Concepto	Vencimiento en:						Saldo final
	2008	2009	2010	2011	2012	Posteriores	
Pasivos subordinados	39,19	37,06	35,04	33,13	31,32	562,01	737,75
Emisión de obligaciones y otros valores negociables	16,16	15,47	14,80	240,36	–	–	286,79
Deudas con entidades de crédito	215,07	209,85	29,11	4,71	4,25	31,55	494,54
Otros pasivos financieros	391,62	184,87	–	–	–	–	576,49
Total	**662,04**	**447,25**	**78,95**	**278,20**	**35,57**	**593,56**	**2.095,57**

Datos en millones de euros

D) RIESGO DE MERCADO

La Dirección General de Inversiones de MAPFRE realiza periódicamente distintos análisis de sensibilidad del valor de la cartera de inversiones al riesgo de mercado. Entre otros, los indicadores que se utilizan de forma habitual son la duración modificada, para valores de renta fija, y el VaR, o valor en riesgo, para renta variable.

1. Riesgo de tipo de interés

En los cuadros siguientes se detalla la información significativa de los dos últimos ejercicios relativa al nivel de exposición al riesgo de tipo de interés de los activos y pasivos financieros:

Cartera	Importe del activo expuesto al riesgo de tipo de interés en valor razonable					
	Tipo de interés fijo		No expuesto al riesgo		Total	
	2008	2007	2008	2007	2008	2007
A vencimiento	469,65	811,75	271,49	298,39	741,14	1.110,14
Disponible para la venta	21.479,45	19.468,51	3.115,83	3.088,87	24.595,28	22.557,38
De negociación	872,24	1.158,40	66,87	56,45	939,11	1.214,85
Total	**22.821,34**	**21.438,66**	**3.454,19**	**3.443,71**	**26.275,53**	**24.882,37**

Datos en millones de euros

Concepto	Importe del pasivo expuesto al riesgo de tipo de interés en valor razonable					
	Tipo de interés fijo		No expuesto al riesgo		Total	
	2008	2007	2008	2007	2008	2007
Pasivos subordinados	713,44	727,67	10,08	10,08	723,52	737,75
Emisión de obligaciones y otros valores negociables	463,21	286,79	–	–	463,21	286,79
Deudas con entidades de crédito	1.405,70	64,46	452,05	430,08	1.857,75	494,54
Otros pasivos financieros	644,35	576,49	74,62	–	718,97	576,49
Total	**3.226,70**	**1.655,41**	**536,75**	**440,16**	**3.763,45**	**2.095,57**

Datos en millones de euros

En los siguientes cuadros se muestra el desglose, para los ejercicios 2008 y 2007, de las inversiones financieras por vencimiento, tipo de interés medio y duración modificada:

31 de diciembre de 2008

Concepto	Saldo final	Vencimiento a:						Tipo de interés medio %	Duración modificada %
		1 año	2 años	3 años	4 años	5 años	Posteriores o sin vencimiento		
CARTERA A VENCIMIENTO									
Renta fija	604,69	112,67	50,74	16,93	62,24	6,48	355,63	8,03	5,80
Otras inversiones	136,45	133,58	–	–	0,77	0,03	2,07	5,51	–
Total cartera a vencimiento	**741,14**	**246,25**	**50,74**	**16,93**	**63,01**	**6,51**	**357,70**	**–**	**–**
CARTERA DISPONIBLE PARA LA VENTA									
Renta fija	22.744,31	3.020,59	1.928,41	1.753,14	1.411,90	2.220,53	12.409,74	5,62	5,80
Otras inversiones	428,50	204,07	–	–	–	–	224,43	2,82	–
Total cartera disponible para la venta	**23.172,81**	**3.224,66**	**1.928,41**	**1.753,14**	**1.411,90**	**2.220,53**	**12.634,17**	**–**	**–**
CARTERA DE NEGOCIACIÓN									
Permutas financieras swaps	2,76	1,33	1,43	–	–	–	–	–	–
Otros derivados	20,54	2,97	2,29	0,91	3,60	1,68	9,09	–	–
Renta fija	856,62	584,45	77,23	47,17	27,35	15,36	105,06	7,51	5,80
Otras	14,15	10,06	4,09	–	–	–	–	–	–
Total cartera de negociación	**894,07**	**598,81**	**85,04**	**48,08**	**30,95**	**17,04**	**114,15**	**–**	**–**

Datos en millones de euros

31 de diciembre de 2007

Concepto	Saldo final	Vencimiento a:						Tipo de interés medio %	Duración modificada %
		1 año	2 años	3 años	4 años	5 años	Posteriores o sin vencimiento		
CARTERA A VENCIMIENTO									
Renta fija	715,85	198,41	18,90	53,33	16,93	75,14	353,14	6,74	5,23
Otras inversiones	394,29	387,02	7,00	0,27	–	–	–	7,82	–
Total cartera a vencimiento	**1.110,14**	**585,43**	**25,90**	**53,60**	**16,93**	**75,14**	**353,14**	**–**	**–**
CARTERA DISPONIBLE PARA LA VENTA									
Renta fija	19.933,26	2.162,98	1.889,74	1.657,74	1.627,23	1.290,50	11.305,07	4,82	5,74
Otras inversiones	229,79	229,79	–	–	–	–	–	12,43	–
Total cartera disponible para la venta	**20.163,05**	**2.392,77**	**1.889,74**	**1.657,74**	**1.627,23**	**1.290,50**	**11.305,07**	**–**	**–**
CARTERA DE NEGOCIACIÓN									
Contratos a plazo en divisas	5,54	5,54	–	–	–	–	–	–	–
Renta fija	1.115,09	783,61	79,81	59,67	39,85	16,76	135,39	7,94	1,02
Otras	41,43	40,08	1,35	–	–	–	–	5,41	–
Total cartera de negociación	**1.162,06**	**829,23**	**81,16**	**59,67**	**39,85**	**16,76**	**135,39**	**–**	**–**

Datos en millones de euros

La duración modificada refleja la sensibilidad del valor de los activos a los movimientos en los tipos de interés y representa una aproximación de la variación porcentual que experimentaría el valor de los activos financieros por cada punto porcentual (100 p.b.) de variación de los tipos de interés.

Los saldos incluidos en el epígrafe "Créditos" del activo del balance y en las cuentas de "Deudas por operaciones de seguro directo y coaseguro", "Deudas por operaciones de reaseguro", "Deudas fiscales" y "Otras deudas" del pasivo del balance no devengan intereses, y con carácter general su liquidación se produce en el ejercicio siguiente. Los pasivos con vencimiento superior a un año se detallan en el apartado "Riesgo de liquidez derivado de pasivos subordinados y pasivos financieros".

2. Riesgo de tipo de cambio

Riesgo de tipo de cambio derivado de los contratos de seguro

En el siguiente cuadro se detalla el desglose de las inversiones financieras derivadas de contratos de seguro atendiendo a las monedas en que están denominadas al cierre de los dos últimos ejercicios.

Moneda	Valor contable							
	Cartera a vencimiento		Cartera disponible para la venta		Cartera de negociación		Total	
	2008	2007	2008	2007	2008	2007	2008	2007
Euros	118,22	189,30	21.425,01	21.290,76	39,09	193,80	21.582,32	21.673,86
Dólar USA	89,47	306,80	2.433,23	718,25	32,30	63,35	2.555,00	1.088,40
Peso mexicano	70,33	49,06	59,09	12,93	77,38	168,09	206,80	230,08
Real brasileño	294,62	324,17	31,05	30,71	611,65	652,69	937,32	1.007,57
Lira turca	7,95	114,37	111,82	79,47	--	--	119,77	193,84
Peso chileno	1,28	9,68	103,59	113,06	10,77	11,93	115,64	134,67
Bolívar venezolano	0,94	0,38	202,19	118,68	--	0,05	203,13	119,11
Peso argentino	--	--	--	0,21	136,07	86,84	136,07	87,05
Peso colombiano	127,89	73,27	12,55	12,28	16,41	19,27	156,85	104,82
Libra esterlina	--	18,15	29,17	25,18	4,34	1,94	33,51	45,27
Otras monedas	30,44	24,96	187,58	155,85	11,10	16,89	229,12	197,70
Total	**741,14**	**1.110,14**	**24.595,28**	**22.557,38**	**939,11**	**1.214,85**	**26.275,53**	**24.882,37**

Datos en millones de euros

En el siguiente cuadro se detalla el desglose de los pasivos financieros derivados de contratos de seguro atendiendo a las monedas en que están denominados al cierre de los dos últimos ejercicios.

Moneda	Provisiones técnicas					
	Seguro directo y aceptado (1)		Seguro cedido y retrocedido (2)		Total neto (1)-(2)	
	2008	2007	2008	2007	2008	2007
Euros	23.626,90	22.887,61	1.909,57	1.464,40	21.717,33	21.423,21
Dólar USA	1.849,01	764,82	190,58	188,96	1.658,43	575,86
Peso mexicano	221,63	212,75	42,84	15,55	178,79	197,20
Real brasileño	1.065,40	978,79	130,40	97,18	935,00	881,61
Lira Turca	282,11	225,56	48,11	41,57	234,00	183,99
Peso chileno	214,64	335,66	101,41	161,98	113,23	173,68
Bolívar venezolano	274,31	183,83	5,91	10,92	268,40	172,91
Peso argentino	243,96	227,48	70,94	87,92	173,02	139,56
Peso colombiano	226,49	182,78	42,22	48,83	184,27	133,95
Libra esterlina	29,92	126,20	3,16	5,63	26,76	120,57
Dólar canadiense	6,80	7,64	0,10	0,45	6,70	7,19
Peso filipino	18,45	21,06	4,47	7,41	13,98	13,65
Otras monedas	325,18	265,25	16,09	15,28	309,09	249,97
Total	**28.384,80**	**26.419,43**	**2.565,80**	**2.146,08**	**25.819,00**	**24.273,35**

Datos en millones de euros

Riesgo de tipo de cambio de otros instrumentos financieros

A continuación se ofrece el detalle de las monedas en que se instrumentan los pasivos subordinados y financieros para los dos últimos ejercicios:

Moneda	Ejercicio	
	2008	2007
Euros	3.470,32	2.043,12
Dólar USA	254,97	39,24
Otras monedas	38,16	13,21
Total	**3.763,45**	**2.095,57**

Datos en millones de euros

3. Riesgo bursátil

En el siguiente cuadro se refleja el valor contable de los valores de renta variable y fondos de inversión expuestos al riesgo bursátil y el VaR o valor en riesgo (máxima variación esperada en un horizonte temporal de un año y para un nivel de confianza del 99 por 100) para los dos últimos ejercicios:

Cartera	Valor contable		VaR	
	2008	2007	2008	2007
Disponible para la venta	1.422,47	2.394,33	568,3	293,7
Negociación	45,04	52,79	–	–
Total	**1.467,51**	**2.447,12**	**568,3**	**293,7**

Datos en millones de euros

4. Riesgo inmobiliario

MAPFRE dispone de un patrimonio en inmuebles que representa aproximadamente el 6,12 por 100 del total de inversiones y tesorería, del que aproximadamente un 49,67 por 100 está destinado a oficinas propias. Dicho patrimonio cumple la doble función de ser soporte administrativo y de ventas, así como generador de ingresos financieros y elemento de diversificación de las inversiones. El desglose de dicho patrimonio inmobiliario se muestra en el cuadro siguiente:

Concepto	Valor neto contable		Valor de mercado	
	2008	2007	2008	2007
Inversiones inmobiliarias	930,74	791,34	1.719,10	1.545,15
Inmuebles de uso propio	918,50	969,03	1.566,97	1.619,00
Total	**1.849,24**	**1.760,37**	**3.286,07**	**3.164,15**

Datos en millones de euros

Las plusvalías no realizadas compensarían una caída del precio de los inmuebles equivalente aproximadamente al 43,72 por 100 del valor de mercado de los mismos.

8. OTRA INFORMACIÓN

8.1. INFORMACIÓN RELACIONADA CON EL ÓRGANO DE ADMINISTRACIÓN

Los administradores de la Sociedad dominante no han realizado durante el ejercicio ninguna operación con la propia Sociedad ni con cualquier otra empresa del Grupo ajena al tráfico ordinario de las sociedades ni fuera de las condiciones normales de mercado.

Los administradores de la Sociedad dominante no poseen participaciones en el capital de sociedades con el mismo, análogo o complementario género de actividad al de la misma, ni realizan por cuenta propia o ajena, el mismo análogo o complementario género de actividad al del objeto social de las sociedades del Grupo, con las excepciones que se detallan a continuación:

Administrador	Sociedad	Número acciones/ participaciones	Cargo/ Función
D. Alberto Manzano Martos	ACS	780	–
	ALLIANZ SE	50	–
	BBVA	4.459	–
	BNP PARIBAS	550	–
	Banco Español de Crédito	3.399	–
	Banco Popular Español	4.350	–
	Banco Santander	5.952	–
D. Antonio Miguel-Romero Olano	BSCH	167	–
	BBV	870	–
D. Francisco Vallejo Vallejo	Banco Urquijo, SBP, S.A.	–	Presidente
	Compañía Española de Seguros de Crédito a la Exportación (CESCE)	–	Consejero

En el siguiente cuadro se detallan las acciones de MAPFRE S.A. en poder de los administradores de la Sociedad dominante así como los órganos de administración de entidades del GRUPO MAPFRE de los que son miembros.

Administrador	GRUPO MAPFRE	
	Entidades en las que forman parte del órgano de administración	**Número de acciones de MAPFRE, S.A.**
D. Francisco Ruiz Risueño	MAPFRE VIDA; MAPFRE RE; MAPFRE FAMILIAR; CCM VIDA Y PENSIONES	73
D. Santiago Gayarre Bermejo	MAPFRE VIDA	23
D. Luis Hernando de Larramendi Martínez	MAPFRE VIDA; MAPFRE INTERNACIONAL	12.354
D. Antonio Huertas Mejías	MAPFRE FAMILIAR; CLUB MAPFRE; MAPFRE INTERNACIONAL; MAPFRE VIDA; PUERTA DE ALCORCÓN 12;	69.459
D. Manuel Jesús Lagares Calvo	MAPFRE VIDA; MAPFRE INVERSIÓN SOCIEDAD DE VALORES.	16.409
D. Alberto Manzano Martos	MAPFRE VIDA; MAPFRE INMUEBLES; MAPFRE INVERSIÓN SOCIEDAD DE VALORES	34.358
D. José Manuel Martínez Martínez	--	153.846
D. Antonio Miguel-Romero de Olano	MAPFRE INMUEBLES; MAPFRE VIDA; MAPFRE ASISTENCIA; MAPFRE QUAVITAE	21.519
D. Filomeno Mira Candel	MAPFRE VIDA; MAPFRE EMPRESAS; MAPFRE CAUCIÓN Y CRÉDITO	102.587
D. Alfonso Rebuelta Badías	MAPFRE AMÉRICA; BANCO SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE; MAPFRE EMPRESAS; MAPFRE INTERNACIONAL	44.346
D. Sebastián Homet Duprá	MAPFRE AMÉRICA; MAPFRE INVERSIÓN SOCIEDAD DE VALORES	--
D. José Manuel González Porro	MAPFRE INMUEBLES; CONSTITUCIÓN Y LEYES	413.000
D. Rafael Márquez Osorio	MAPFRE AMÉRICA	---
D. Andrés Jiménez Herradón	MAPFRE RE; MAPFRE AMÉRICA; MAPFRE INTERNACIONAL; MAPFRE FAMILIAR;	22.433
D. Matías Salvá Benassar	MAPFRE FAMILIAR; MAPFRE RE; MAPFRE EMPRESAS	384.615
Dª. Mª. Francisca Martín Tabernero	MAPFRE VIDA; DUERO PENSIONES; DUERO VIDA	23
D. Rafael Fontoira Suris	MAPFRE INMUEBLES; MAPFRE VIDA	23
D. Rafael Beca Borrego	MAPFRE FAMILIAR; MAPFRE AMÉRICA;	410.440
D. Francisco Vallejo Vallejo	MAPFRE FAMILIAR	56.433
D. Luis Iturbe Sanz de Madrid	---	30.770
D. Miguel Blesa de la Parra	---	12.307
D. Esteban Tejera Montalvo	MAPFRE AMÉRICA; MAPFRE FAMILIAR; MAPFRE VIDA; MAPFRE EMPRESAS; MAPFRE ASISTENCIA; INVERSIONES PERUANAS; MAPFRE CAUCIÓN Y CRÉDITO; MAPFRE INTERNACIONAL; MAPFRE INVERSIÓN SOCIEDAD DE VALORES.	23
D. Ignacio Baeza Gomez	MAPFRE VIDA; MAPFRE VIDA PENSIONES, E.G.F.P.; MUSINI VIDA; MAPFRE FAMILIAR; MAPFRE INTERNACIONAL; BANKINTER VIDA; CCM VIDA Y PENSIONES; MAPFRE INVERSION DOS S.G.I.I.C.; MAPFRE-CAJA MADRID VIDA; DUERO PENSIONES; DUERO VIDA.	25.641

8.2. HONORARIOS DEVENGADOS POR LOS AUDITORES

Las cuentas anuales de la Sociedad dominante y de las principales entidades que integran el Grupo correspondientes al ejercicio 2008 han sido auditadas por la firma Ernst & Young, a excepción principalmente de las entidades ubicadas en México, cuyo auditor es Deloitte; en El Salvador, cuyo auditor es la firma BDO; y en la República Dominicana, cuyo auditor es PriceWaterhouseCoopers. Las retribuciones devengadas a favor de los Auditores Externos en el mencionado ejercicio por los servicios correspondientes a la auditoria de cuentas anuales ascienden a 5.836.179 euros, de los que 5.484.634 corresponden al auditor principal. También se han devengado por el auditor principal 667.604 euros por servicios relacionados con la auditoria de cuentas, y 601.827 euros por otros servicios complementarios prestados, cifras que se considera no comprometen su independencia.

8.3. INFORMACIÓN MEDIOAMBIENTAL

Las entidades del Grupo no mantienen ninguna partida de naturaleza medioambiental que pudiera ser significativa e incluida bajo mención específica en las presentes cuentas anuales consolidadas.

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
FAMILIAR																
MAPFRE FAMILIAR COMPAÑÍA DE SEGUROS Y REASEGUROS S.A.(en 2007 MAPFRE SEGUROS GENERALES COMPAÑÍA DE SEGUROS Y REASESGUROS S.A.)	Ctra.Pozuelo, 52 (Majadahonda) España	33.59% (2)	Seguros y reaseguros	• MAPFRE-CAJA MADRID HOLDING • MAPFRE, S.A.	– 100.0000	100.0000 –	1,867,452	2,049,972	431,017	387,834	1,286,251	1,235,626	154,556	159,816	(A)	(A)
MAPFRE AUTOMÓVILES S.A. DE SEGUROS Y REASEGUROS (absorbida en 2008 por MAPFRE FAMILIAR)	Ctra.Pozuelo, 52 (Majadahonda) España	–	Seguros y reaseguros	• MAPFRE, S.A. • MAPFRE AGROPECUARIA	– –	99.5129 0.0001	–	4,055,982	–	899,906	–	2,437,732	–	303,618	(H)	(A)
MAPFRE RENTING DE VEHICULOS, S.A.	Ctra.Pozuelo, 52 (Majadahonda) España	–	Financiera	• MAPFRE FAMILIAR • MAPFRE S.A • MAPFRE AUTOMOVILES	99.9833 0.0167 –	– 0.0167 99.9833	125,825	131,050	6,058	6,587	37,949	40,277	(980)	1,195	(A)	(A)
CLUB MAPFRE, S.A.	Ctra.Pozuelo, 52 (Majadahonda) España	–	Servicios	• MAPFRE FAMILIAR • MAPFRE RENTING • MAPFRE AUTOMOVILES	99.9984 0.0016 –	– 0.0016 99.9984	9,473	8,873	3,917	3,312	16,052	13,524	605	576	(A)	(A)
CENTRO DE EXPERIMENTACIÓN Y SEGURIDAD VIAL MAPFRE, S.A.	Ctra.Valladolid, km 1 (Ávila) España	30.00%	Investigación, formación y asesoramiento	• MAPFRE FAMILIAR • MAPFRE S.A • MAPFRE AUTOMOVILES	99.9999 0.0001 –	– 0.0001 99.9999	18,298	15,417	16,577	16,929	13,492	13,995	1,156	1,512	(A)	(A)
MAPFRE MULTICENTRO DEL AUTOMÓVIL, S.A.	Ctra. De Pamplona a Zaragoza, Polígono Ind. Cordovilla (Navarra) España	–	Servicios	• MAPFRE FAMILIAR • MAPFRE AUTOMOVILES	100.0000 –	– 100.0000	15,029	18,774	13,184	14,185	7,606	16,302	(1,001)	(719)	(A)	(A)
MULTISERVICAR CENTRO, S.A	Ctra. Antigua de Ajalvir s/n (Alcalá de Henares) España	–	Investigación, formación y asesoramiento	• MAPFRE FAMILIAR • CESVIMAP • MAPFRE AUTOMOVILES	99.9999 0.0001 –	– 0.0001 99.9999	577	1,073	226	450	3,820	4,179	(224)	98	(A)	(A)
MULTISERVICAR ASTURIAS, S.A.	C/ Gil de Jaz, 10 (Oviedo) España	–	Investigación, formación y asesoramiento	• MAPFRE FAMILIAR • CESVIMAP • MAPFRE AUTOMOVILES	99.9999 0.0001 –	– 0.0001 99.9999	57	58	56	58	–	–	(1)	(1)	(A)	(A)
MULTISERVICAR AVILA, S.A.	Crta de Valladolid km 1 (Ávila) España	–	Investigación, formación y asesoramiento	• MAPFRE FAMILIAR • CESVIMAP • MAPFRE AUTOMOVILES	99.9999 0.0001 –	– 0.0001 99.9999	299	268	182	193	1,021	900	(9)	12	(A)	(A)
MULTISERVICAR M., S.A.	C/ Arcipreste de Hita, 4 (Majadahonda) España	–	Investigación, formación y asesoramiento	• MAPFRE FAMILIAR • CESVIMAP • MAPFRE AUTOMOVILES	99.8860 0.1140 –	– 0.0001 99.9999	292	53	287	(7)	3	2	(3)	–	(A)	(A)

Datos en miles de euros

MAPFRE, S.A.

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Participación: Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
FAMILIAR (Continuación)																
CESVI FRANCE, S.A.S.	Zone d'Activite Industriel Chalembert, Rue Evariste Gallois ,86130, Jaunay-Clan Poitiers (Francia)	–	Estudios para la optimización de las tarifas	• CESVIMAP	10.0000	10.0000	–	–	–	–	–	–	–	–	(D)	(D)
CESVI ARGENTINA, S.A.	Calle 9 y 17, Parque Ind.Pilar-Buenos Aires (Argentina)	–	Investigación, formación y asesoramiento	• MAPFRE ARGENTINA SEGUROS • MAPFRE FAMILIAR • MAPFRE AUTOMOVILES	4.3700 49.7000 –	4.3700 – 49.7000	4,119	3,540	3,031	2,812	4,427	3,346	684	408	(C)	(C)
CESVI BRASIL S.A. CENTRO DE EXPERIMENTAÇAO E SEGURANÇA VIARIA	Rua Amador Aguiar, 700-City Empresarial – Sao Paulo (Brasil)	–	Investigación, formación y asesoramiento	• MAPFRE FAMILIAR • MAPFRE AUTOMOVILES	100.0000 –	– 100.0000	3,944	4,937	3,340	4,488	2,721	3,213	(311)	(31)	(A)	(A)
CESVI COLOMBIA, S.A.	Carrera 87, Num.15-87 Santa Fé de Bogotá (Colombia)	45.91%	Investigación, formación y asesoramiento	• MAPFRE SEGUROS GENERALES DE COLOMBIA • MAPFRE FAMILIAR • MAPFRE AUTOMOVILES	3.6400 63.9500 –	3.6400 – 63.9500	5,684	5,053	5,427	4,873	1,819	1,739	119	144	(A)	(A)
CESVI MÉXICO, S.A.	Calle 1 Sur nº 101 Parque Ind.Toluca 2000 Toluca (México)	28.00%	Centro de Investigación	• MAPFRE TEPEYAC	13.9500	13.9500	3,574	4,642	2,674	4,305	3,868	3,880	351	289	(D)	(D)
LAYNA INVERSIONES S.L.	Avda. Cantabria (Boadilla del Monte) España	–	Holding	• MAPFRE AUTOMOVILES	–	49.0000	–	106,478	–	33,615	–	156,954	–	(7,595)	(H)	(C) (F)
NUEVO MULTICENTRO DEL AUTOMOVIL, S.A.	Ctra.Pozuelo, 52 (Majadahonda) España	–	Servicios	• MAPFRE AUTOMOVILES	–	100.0000	–	74	–	74	–	23	–	10	(H)	(A) (F)
IBERICAR, SOCIEDAD IBÉRICA DEL AUTOMÓVIL, S.A.	Ctra.Pozuelo, 52 (Majadahonda) España	–	Servicios	• MAPFRE FAMILIAR • MAPFRE AUTOMOVILES	49.0000 –	– 49.0000	265,281	140,953	67,686	140,682	303,364	1,118	(9,719)	560	(C)	(C) (F)
AUTOMOCIÓN PENINSULAR INMUEBLES, S.A.	Ctra.Pozuelo, 52 (Majadahonda) España	–	Inmobiliaria	• MAPFRE FAMILIAR • MAPFRE AUTOMOVILES	50.0000 –	– 50.0000	59	59	59	59	–	–	–	–	(A)	(A) (F)
IBERIRENT, IBÉRICA DE ALQUILER, S.A.	Ctra.Pozuelo, 52 (Majadahonda) España	–	Servicios	• MAPFRE FAMILIAR • CLUB MAPFRE • MAPFRE AUTOMOVILES	99.0000 1.0000 –	– 1.0000 99.0000	62	60	60	60	(2)	–	(2)	–	(A)	(A) (F)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
FAMILIAR (Continuación)																
SERVICIOS AUXILIARES, S.A.U.	C/del Gremis 8, Polig. Vara de Quart, (Valencia)	–	Tenencia activos y comercialización carburantes	• MAPFRE FAMILIAR	100,0000	–	1,929	2,379	441	781	4,629	4,487	(340)	(573)	(A)	(A) (F)
				• MAPFRE AUTOMOVILES	–	100.0000										
RADIO TAXI, S.A.U.	C/del Gremis 8, Polig. Vara de Quart, (Valencia)	29,10%	Servicios	• SERVICIOS AUXILIARES, S.A.U.	100.0000	100.0000	1,343	1,112	709	290	4,178	3,861	270	86	(A)	(A) (F)
MULTISERVICAR VALENCIA (en 2007 TALLERES PETROMUTUA, S.A.U.)	C/del Gremis 8, Polig. Vara de Quart, (Valencia)	–	Reparación y mantenimiento de vehículos a motor.	• MAPFRE FAMILIAR	100,0000	–	1,093	831	298	26	1,988	2,485	(470)	(32)	(A)	(A) (F)
				• MAPFRE AUTOMOVILES	–	100.0000	–	–	–	–	–	–	–	–		
MVA ASISTENCIA, S.A.U	C/del Gremis 8, Polig. Vara de Quart, (Valencia)	30.00%	Asistencia en viaje	• SERVICIOS AUXILIARES, S.A.U.	100.0000	100.0000	724	1,706	725	709	974	—	16	16	(A)	(A) (F)
ARAGON GRAF, S.A.U	C/ Bronce 18, Torrejón de Ardoz, (Madrid)	–	Artes gráficas	I SERVICIOS AUXILIARES, S.A.U.	100.0000	100,0000	252	–	248	(301)	1,660	1,425	525	(541)	(A)	(A) (F)
MVA VIAJES, S.A.U.	C/del Gremis 8, Polig. Vara de Quart, (Valencia)	–	Agencia de viajes	• SERVICIOS AUXILIARES, S.A.U.	100.0000	100.0000	101	139	101	709	25	157	(32)	(5)	(A)	(A) (F)
LAURIA 5, CORREDURIA DE SEGUROS, S.L.	C/del Gremis 8, Polig. Vara de Quart, (Valencia)	28.60%	Agencia de viajes	• SERVICIOS AUXILIARES, S.A.U.	100.0000	100,0000	127	104	121	98	45	90	25	24	(A)	(A) (F)
DISEÑO URBANO, S.L.	Avda. Juan XXIII 64 (Valencia)	–	Agente urbanizador	• MAPFRE FAMILIAR	50,0000	–	1,670	1,669	(172)	(67)	1	–	(60)	(22)	(A)	(A) (F)
				• MAPFRE AUTOMOVILES	–	50.0000										
ESPACIOS AVANZADOS DEL MEDITERANEO, S.L.	C/del Gremis 8, Polig. Vara de Quart, (Valencia)	–	Construcción y promoción inmuebles	• MAPFRE FAMILIAR	22,4700	–	3	3	1	1	–	6	–	1	(C)	(C) (F)
				• MAPFRE AUTOMOVILES	–	22.4700										
HABITUSER, S.L.	C/Fuente San Luis Mayor 15-21 (Valencia)	–	Promoción inmobiliaria	• MAPFRE FAMILIAR	7,3400	–	8	8	–	–	–	–	–	–	(C)	(C) (F)
				• MAPFRE AUTOMOVILES	–	40.0000										
SERVICIOS COMERCIALES Y ENERGÉTICOS DE BENIDORM, S.L.	Avda. Juan XXIII 64 (Valencia)	–	Servicios	• MAPFRE FAMILIAR	50.0000	50,0000	218	312	217	200	2	1	2	1	(A)	(A) (F)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
FAMILIAR (Continuación)																
MAPFRE GUANARTEME COMPAÑÍA DE SEGUROS Y REASEGUROS DE CANARIAS, S.A. (absorbida en 2008 por MAPFRE FAMILIAR)	C/ Poeta Agustín Millares,3 (Las Palmas de G.C.) España	–	Seguros y reaseguros	• MAPFRE SEGUROS GENERALES	–	99.9980	-	302,028	–	82,144	–	122,967	–	12,541	(H)	(A)
		(2)		• SEGESYMED	–	0.0020										
MAPFRE CONSULTORES DE SEGUROS Y REASEGUROS, S.A.	Paseo de Recoletos, 25 (Madrid) España	30.00%	Servicios de asesoramiento y de gestión	• MAPFRE SEGUROS GENERALES	–	50.0000	2,179	1,853	1,872	1,652	571	633	227	155	(A)	(A)
				• MAPFRE S.A	50.0000	50.0000										
				• MAPFRE FAMILIAR	50.0000	-										
SEGESYMED S.L., SOCIEDAD UNIPERSONAL	Ctra. Pozuelo, 50, Majadahonda. (Madrid) España	–	Asistencia médica y quirúrgica	• MAPFRE SEGUROS GENERALES		100.0000	2,588	2,541	2,457	2,376	325	305	(694)	(671)	(A)	(A)
		(2)		• MAPFRE FAMILIAR	100.0000	-										
PROYECTOS Y SERVICIOS MAPFRE, S.A.	C/ Poeta Agustín Miralles Sall, 3(Las Palmas de G. C.) España	30.00%	Agencia de seguros	• MAPFRE GUANARTEME	–	99.8520	490	486	482	466	(5)	119	16	(138)	(A)	(A)
		(2)		• MAPFRE S.A.	–	0.1480										
				• MAPFRE FAMILIAR	100.0000	-										
ELIPSE CANARIAS, S.A.	C/ Poeta Agustín Miralles Sall, 3(Las Palmas de G. C.) España	–	Servicios	• MAPFRE GUANARTEME	–	99.9900	112	113	107	122	8	26	(8)	(24)	(A)	(A)
		(2)		• PROYECTOS Y SERVICIOS MAPFRE	0.0100	0.0100										
				• MAPFRE FAMILIAR	99.9900	-										
MESEVAL, AGENCIA DE SEGUROS, S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	65.19%	Agencia de seguros	• MAPFRE SEGUROS GENERALES	–	100.0000	129	127	129	124	19	120	5	65	(A)	(A)
		(2)		• MAPFRE FAMILIAR	100.0000	-										
MULTISERVICIOS MAPFRE MULTIMAP, S.A.	Ctra. Pozuelo, 50, Majadahonda. (Madrid) España	30.00%	Servicios Inmobiliarios	• MAPFRE SEGUROS GENERALES	–	97.5000	4,131	4,789	3,433	2,079	28,451	22,795	1,354	951	(A)	(A)
		(2)		• SEGESYMED	2.5000	2.5000										
				• MAPFRE FAMILIAR	97.5000	-										
GESTORA DE ACTIVOS FUNERARIOS GESMAP, S.A.	Paseo de Recoletos ,23 (Madrid) España	28.74%	Servicios funerarios	• MAPFRE SEGUROS GENERALES	–	100.0000	10,546	6,653	8,412	6,302	1,871	1,502	238	64	(A)	(A)
		(2)		• SEGESYMED	0.0479	-										
				• MAPFRE FAMILIAR	99.9521	-										
SALZILLO SERVICIOS FUNERARIOS, S.L.	C/Historiador Torres Fontes s/n (Murcia)España	30.00%	Servicios funerarios	• GESMAP	100.0000	64.0000	834	684	492	455	936	964	14	61	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
FAMILIAR (Continuación)																
DE MENA SERVICIOS FUNERARIOS, S.L.	Crta. Pozuelo, 50 (Majadahonda) España	31.00%	Servicios funerarios	• GESMAP	70.0000	70.0000	812	601	512	500	692	653	76	83	(A)	(A)
SERVICIOS FUNERARIOS SANTA MARIA LA REAL, S.L.	Calle Miguel Astrain, 11 (Pamplona) España	–	Servicios funerarios	• GESMAP	50.0000	–	–	–	–	–	–	–	–	–	(C) (G)	–
SERVICIOS FUNERIARIOS LA CARIDAD, S.L.	C/Banda Playa, 74, San Lúcar de Barrameda (Cádiz) España	30.00%	Servicios funerarios	• GESMAP	42.0000	42.0000	1,249	1,244	1,144	89	620	614	85	26	(C)	(C)
ISABELO ALVAREZ MAYORGA, S.A.	Crta. Ávila-Valladolid km 0,8 (Ávila) España	30.00%	Servicios funerarios	• GESMAP	50.0000	50.0000	2,365	2,695	410	387	1,142	1,183	11	34	(C)	(C)
FUNERARIA HISPALENSE, S.L.	Avda. Ramón y Cajal, 1 Dos Hermanas (Sevilla) España	30.00%	Servicios funerarios	• GESMAP	50.0000	50.0000	118	234	95	111	220	213	8	29	(C)	(C)
TANATORIO DE ECIJA, S.L.	C/ Arie, 13 (Córdoba) España	–	Servicios funerarios	• GESMAP	25.0000	25.0000	3,633	4,370	623	675	168	133	(47)	6	(C)	(C)
TANATORIO Y CEMENTERIO DE SANLÚCAR, S.L.	C/Cuesta de Belén Palacio (Sanlúcar de Barrameda) España	–	Servicios funerarios	• LA CARIDAD	75.0000	75.0000	–	–	–	–	–	–	–	–	(A)	(A) (F)
SERVICIOS FUNERARIOS FUNENESIS, S.L.	Plaza Profesor Tamarit Olmos, 16 (Valencia) España	30.00%	Servicios funerarios	• GESMAP	50.0000	50.0000	2,352	2,729	930	533	2,708	3,362	440	529	(C)	(C) (F)
TINERFEÑA DE SERVICIOS DE TECNOLOGÍA E INNOVACIÓN PARA EL AUTOMÓVIL, S.A.	Subida de Mayorazgo (Santa Cruz de Tenerife) España	– (2)	Servicios de tecnología e innovación del automóvil	• MAPFRE GUANARTEME • MAPFRE FAMILIAR	– 100.0000	100.0000 –	6,430	6,622	4,631	4,296	1,848	2,381	(336)	(72)	(A)	(A)
SEPENVAL, S.L.SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	35.81% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	119	117	119	111	16	232	8	58	(A)	(A)
FINISTERRE AGENCIA CANARIA DE SEGUROS, S.A. SOCIEDAD UNIPERSONAL	C/ Bravo Murillo, 28 (Las Palmas de G. C.) España	– (2)	Agencia de seguros	• MAPFRE GUANARTEME • MAPFRE FAMILIAR	– 100.0000	100.0000 –	85	84	85	84	2	2	2	1	(A)	(A)
SEFIN AGENCIA DE SEGUROS, S.A.	C/Játiva, 23 (Valencia) España	28.00% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	635	615	633	614	27	33	19	20	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
FAMILIAR (Continuación)																
COSEBAL, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	45.44% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	1,172	1,054	1,145	1,054	195	88	91	73	(A)	(A)
LISS ASSURANCE AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	30.00% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	30	29	30	29	1	1	1	1	(A)	(A)
HEJEAN, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	53.24% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	140	168	140	168	7	125	(26)	106	(A)	(A)
AGEPAL, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	31.07% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	799	640	737	639	168	157	98	70	(A)	(A)
SEPROVAL, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	30.00% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	676	592	656	588	97	37	68	27.	(A)	(A)
MEDISEMAP, AGENCIA DE SEGUROS, S.L. (En 2007 MULTINAVARRA)	C/ Doctor Huarte, 1 (Pamplona) España	–	Agencia de seguros	• MAPFRE AGROPECUARIA • MAPFRE FAMILIAR	– 100.0000	100.0000 –	–	3	–	3	–	–	–	–	(A)	(A) (F)
SEGURLIS, AGENCIA DE SEGUROS S.A. SOCIEDAD UNIPERSONAL	C/Játiva, 23 (Valencia) España	29.10% (2)	Agencia de seguros	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 100.0000	100.0000 –	553	481	545	480	94	42	65	18	(A)	(A)
MAPFRE CAJA SALUD DE SEGUROS Y REASEGUROS, S.A.(absorbida en 2008 por MAPFRE FAMILIAR)	Pso. Recoletos, 29 (Madrid) España	– (2)	Seguros y reaseguros	• MAPFRE-CAJA MADRID HOLDING • MAPFRE VIDA	– –	74.9888 25.0000	–	337,567	–	129,619	–	432,747	–	18,688	(H)	(A)
IGUALSERVICIOS HUESCA, S.L.	C/Cabestany, 6 (Huesca) España	0.325 (2)	Servicios médicos	• MAPFRE CAJA SALUD • MAPFRE FAMILIAR	– 100.0000	100.0000 –	779	960	619	819	1,323	1,159	(198)	(230)	(A)	(A)
HOSCLIMAP, S.A.	C/ Llodio s/n (Madrid) España	– (2)	Servicios médicos	• MAPFRE CAJA SALUD • MAPFRE S.A • MAPFRE FAMILIAR	– 0.0013 99.9987	99.9987 0.0013 –	15,682	22,431	14,252	19,952	10,376	9,971	(5558)	(8244)	(A)	(A)
CENTROS MÉDICOS ISLAS CANARIAS,S.A.	Rafael Cabrera, 22 (Las Palmas de Gran Canaria) España	– (2)	Servicios médicos	• MAPFRE CAJA SALUD • MAPFRE FAMILIAR	– 100.0000	100.0000 –	2,353	2,486	2,308	2,451	422	369	(144)	(128)	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
FAMILIAR (Continuación)																
SERVIMEDIC BALEAR, S.L. (liquidada en 2008)	C/Carlos I, 4 Bajo (Palma de Mallorca) España	– (2)	Servicios médicos	• MAPFRE CAJA SALUD	–	100.0000	–	–	–	–	–	–	–	–	(H)	(A)
CLÍNICA CASTELLÓ, S.A.	C/ Castelló 56 (Madrid) España	53.00% (2)	Servicios médicos	• MAPFRE CAJA SALUD • MAPFRE FAMILIAR	– 100.0000	100.0000 –	17,631	17,875	16,258	16,391	7,676	7,456	35	(456)	(A)	(A)
CENTRO MÉDICO MAPFRE, S.L.	Pso. De Recoletos, 29 (Madrid) España	– (2)	Servicios médicos	• MAPFRE CAJA SALUD • MAPFRE FAMILIAR	– 100.0000	100.0000 –	698	664	639	454	655	17	(168)	(146)	(A)	(A) (F)
MAPFRE VIDEO Y COMUNICACIÓN S.A.	Ctra. Pozuelo, 50. Majadahonda (Madrid) España	30.00%	Gestión de activos	• MAPFRE VIDA • MAPFRE SEGUROS GENERALES • MAPFRE EMPRESAS • MAPFRE AGROPECUARIA • MAPFRE FAMILIAR	25.0000 – 25.0000 – 50.0000	25.0000 25.0000 25.0000 25.0000	61,618	60,903	61,049	60,575	3,063	73	660	(2,666)	(A)	(A)
VIDA																
MAPFRE VIDA SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS SOBRE LA VIDA HUMANA	Avda. General Perón, 40 (Madrid) España	18.92% (2)	Seguros y reaseguros	• MAPFRE-CAJA MADRID HOLDING • MAPFRE S.A.	– 99.8863	99.8797 –	14,893,007	15,092,203	620,335	575,378	3,352,535	3,043,628	163,271	147,012	(A)	(A)
CONSULTORA ACTUARIAL Y DE PENSIONES MAPFRE VIDA S.A.	Avda. General Perón, 40 (Madrid) España	29.89% (2)	Consultoría	• MAPFRE VIDA • MAPFRE S.A.	99.9339 0.0661	99.9339 0.0661	1,688	1,511	1,625	1,436	391	338	190	125	(A)	(A)
GESTION MODA SHOPPING S.A.	Avda. General Perón, 40 (Madrid) España	29.73% (2)	Gestión de centros comerciales	• MAPFRE VIDA • MAPFRE S.A.	99.8215 0.1785	99.8215 0.1785	780	642	613	535	1,459	1,458	78	112	(A)	(A)
MAPFRE INVERSIÓN SOCIEDAD DE VALORES S.A.	Avda. General Perón, 40 (Madrid) España	23.24% (2)	Sociedad de Valores	• MAPFRE VIDA • MAPFRE S.A.	99.9991 0.0009	99.9991 0.0009	370,506	263,028	116,974	103,653	72,034	94,950	31,239	30,619	(A)	(A)
MAPFRE INVERSIÓN DOS SOCIEDAD GESTORA DE INSTITUCIONES DE INVERSIÓN COLECTIVA S.A.	Avda. General Perón, 40 (Madrid) España	30.13% (2)	Gestora de instituciones de inversión colectiva	• MAPFRE INVERSIÓN • MAPFRE S.A.	99.9853 0.0147	99.9853 0.0147	42,140	38,196	32,014	28,183	51,980	51,980	2,650	3,867	(A)	(A)
MAPFRE VIDA PENSIONES, ENTIDAD GESTORA DE FONDOS DE PENSIONES S.A.	Avda. General Perón, 40 (Madrid) España	30.00% (2)	Administración de fondos de pensiones	• MAPFRE VIDA • MAPFRE S.A.	99.9971 0.0029	99.9971 0.0029	65,053	57,792	58,766	53,049	30,143	27,656	14,800	13,132	(A)	(A)
UNIÓN DEL DUERO COMPAÑÍA DE SEGUROS DE VIDA, S.A.	Pº de la Castellan, 167 Madrid España	30.00%	Seguros	• MAPFRE S.A.	50.0000	–	456,295	–	51,801	–	65,484	–	4,246	–	(A) (G)	–

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Participación			Datos cierre ejercicio									
				Titular	En capital social %		Activos		Patrimonio neto		Ingresos		Resultado del ejercicio		Método o procedimiento	
					2008	2007	2008	2,007	2,008	2,007	2,008	2,007	2,008	2,007	2008	2007
VIDA (Continuación)																
DUERO PENSIONES ENTIDAD GESTORA DE FONDOS DE PENSIONES, S.A.	Pº de la Castellan, 167 Madrid España	30.00%	Administración de fondos de pensiones	• MAPFRE S.A.	50.0000	–	8,593	–	7,769	–	3,929	–	82	–	(A) (G)	–
MAPFRE CAJA MADRID VIDA, S.A. (en 2007 GESMUSINI SERVICIOS, S.A. SOCIEDAD UNIPERSONAL)	Avda.General Perón,40 (Madrid) España	30.00% (2)	Financiera	• MAPFRE EMPRESAS	–	100.0000	235,584	846	193,034	843	7,849	34	5,328	–	(A)	(A)
				• MAPFRE VIDA	51.0000	–										
MIRACETI S.A.	Avda.General Perón,40 (Madrid) España	30.00% (2)	Inmobiliaria	• MAPFRE VIDA	99.9991	99.9991	43,736	44,906	42,510	43,235	3,037	5,557	1,196	2,747	(A)	(A)
				• MAPFRE S.A.	0.0009	0.0009										
MUSINI VIDA SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS SOCIEDAD UNIPERSONAL	C/Manuel Cortina, 2 (Madrid) España	30.00% (2)	Seguros	• MAPFRE VIDA	100.0000	100.0000	831,529	884,978	52,393	49,537	95,285	107,079	3,002	4,320	(A)	(A)
BANKINTER SEGUROS DE VIDA, S.A.	Avda. Bruselas, 12 (Alcobendas) España	29.49%	Seguros	• MAPFRE VIDA	50.0000	50.0000	448,120	486,181	39,560	45,472	188,007	85,825	12,739	5,466	(A)	(A) (F)
CAJA CASTILLA LA MANCHA VIDA Y PENSIONES, S.A.	C/Carretería, 5 (Cuenca) España	30.00%	Seguros	• MAPFRE, S.A.	50.0000	50.0000	934,421	974,518	45,593	41,345	255,546	174,220	4,755	1,977	(A)	(A) (F)
EMPRESAS																
MAPFRE EMPRESAS SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS	Avda.General Perón,40 (Madrid) España	28.82% (2)	Seguros	• MAPFRE-CAJA MADRID HOLDING	–	99.9991	3,477,827	3,313,270	373,125	338,125	89,697	81,630	115,168	77,066	(A)	(A)
				• MAPFRE AUTOMÓVILES	–	0.0009										
				• MAPFRE S.A.	99.9993	–										
				• MAPFRE FAMILIAR	0.0007	–										
ITSEMAP SERVICIOS TECNOLÓGICOS, S.A.	Paseo de Recoletos, 25 (Madrid) España	30.58%	Servicios tecnológicos	• MAPFRE EMPRESAS	60.0000	60.0000	4,541	5,065	3,007	3,004	4,581	6,728	8	256	(A)	(A)
				• MAPFRE RE	39.9752	39.9752										
				• MAPFRE S.A.	0.0248	0.0248										
ITSEMAP MÉXICO, S.A.	Porfirio Díaz, 102 Col.Nochebuena México D.F. (México)	–	Servicios tecnológicos	• ITSEMAP SERVICIOS TECNOLÓGICOS	99.9998	99.9998	798	773	520	323	1,281	1,061	174	77	(A)	(A)
ITSEMAP PORTUGAL, LTDA	Rua Castilho, 52 Lisboa (Portugal)	–	Servicios tecnológicos	• ITSEMAP SERVICIOS TECNOLÓGICOS	99.9857	99.9857	1,023	981	445	397	1,084	910	50	40	(A)	(A)
ITSEMAP VENEZUELA	Avda.Libertador, Torre Maracaibo Caracas (Venezuela)	–	Servicios tecnológicos	• ITSEMAP SERVICIOS TECNOLÓGICOS	100.0000	100.0000	–	–	–	–	–	–	–	–	(A)	(A)

Datos en miles de euros

MAPFRE, S.A.

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
EMPRESAS (Continuación)																
ITSEMAP CHILE, S.A.	Apoquindo, 4499 Santigo (Chile)	–	Servicios tecnológicos	• ITSEMAP SERVICIOS TECNOLÓGICOS • INVERSIONES IBÉRICAS	75.0000 25.0000	75.0000 25.0000	28	33	34	35	2	1	1	(1)	(A)	(A)
ITSEMAP BRASIL, LTDA	Rua Sao Carlos do Pinhal, 696 – Sao Paulo (Brasil)	–	Servicios tecnológicos	• ITSEMAP SERVICIOS TECNOLÓGICOS • MAPFRE RE ASSESORIA	99.9792 0.0208	99.9792 0.0208	1,264	1,244	1,007	834	2,317	2,566	133	195	(A)	(A)
INTERBOLSA, S.A.	Avda.General Perón,40 (Madrid) España	17.87% (2)	Financiera	• MAPFRE EMPRESAS	100.0000	100.0000	77	81	77	80	7	12	5	7	(A)	(A)
SERVIFINANZAS, S.A. SOCIEDAD UNIPERSONAL	Avda.General Perón,40 (Madrid) España	32.50% (2)	Financiera	• MAPFRE EMPRESAS	100.0000	100.0000	381	407	374	385	165	189	115	127	(A)	(A)
INDUSTRIAL RE MUSINI S.A.	68 Route de Trèves, Senningerberg (Luxemburgo)	–	Reaseguro	• MAPFRE EMPRESAS	100.0000	100.0000	57,475	57,620	23,638	26,299	2,523	2,030	(2049)	-	(A)	(A)
MAPFRE CAUCIÓN Y CRÉDITO COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A.	Avda.General Perón,40 (Madrid) España	– (2)	Seguros y reaseguros	• MAPFRE EMPRESAS • MAPFRE SERVICIOS MARÍTIMOS.	99.9960 0.0040	99.9960 0.0040	312,641	231,113	22,833	39,595	8,772	10,902	(15542)	3,604	(A)	(A)
MAPFRE AMÉRICA CAUCIÓN S.A.	Avda.General Perón,40 (Madrid) España	– (2)	Holding	• MAPFRE CAUCIÓN Y CRÉDITO • MAPFRE EMPRESAS	99.9924 0.0036	99.9924 0.0036	23,458	23,066	23,421	23,041	1,231	703	413	(127)	(A)	(A)
MAPFRE FIANZAS S.A.	Avda. Magnocentro, 5 Col. C. San Fernando Huixquilucan (México)	14.10%	Seguros	• MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO • MAPFRE TEPEYAC	99.9800 0.0200	99.9800 0.0200	4,645	3,602	3,113	3,003	283	225	67	(182)	(A)	(A)
MAPFRE SERVICIOS DE CAUCIÓN S.A.	Avda. General Perón, 40 (Madrid) España	21.87% (2)	Servicios	• MAPFRE CAUCIÓN Y CRÉDITO • MAPFRE S.A.	99.6800 0.3200	99.6800 0.3200	170	166	170	168	8	7	4	4	(A)	(A)
MAPFRE GARANTÍAS Y CRÉDITO CIA DE SEGUROS, S.A.	Teatinos, 280 Santiago de Chile (Chile)	66.53%	Seguros	• MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO • INVERSIONES IBÉRICAS	99.9923 0.0077	99.9923 0.0077	20,051	15,272	5,926	7,116	418	568	81	931	(A)	(A)
MAPFRE SEGURADORA DE GARANTÍA E CRÉDITO S.A.	Avda.Mª Coelho Aguiar 215 Sao Paulo (Brasil)	21.34%	Seguros	• MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO	100.0000	100.0000	27,577	29,467	10,505	11,374	1,532	1,938	1,338	1,334	(A)	(A)
MAPFRE SEGURADORA DE CRÉDITO A LA EXPORTACIÓN S.A.	Avda.Mª Coelho Aguiar 215 Sao Paulo (Brasil)	29.84%	Seguros	• MAPFRE SEGURADORA DE GARANTÍA	99.9900	99.9900	6,437	4,265	4,973	3,594	588	608	489	396	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Participación: Titular	Participación: En capital social % 2008	En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
EMPRESAS (Continuación)																
COMPAÑÍA DE SEGUROS DE CRÉDITOS COMERCIALES S.A.	Carrera 64 nº149 A-30 Medellín (Colombia)	30.14%	Seguros	• MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO	94.8937	94.8937	19,445	15,986	8,139	7,469	3,014	1,833	1,045	787	(A)	(A)
				• MAPFRE S.A.	4.7872	4.7872										
				• MAPFRE COLOMBIA	0.1064	0.1064										
				• MAPFRE COLOMBIA VIDA	0.1064	0.1064										
MAPFRE SEGUROS DE CRÉDITO S.A.	Avd. Magnocentro, 5 México D.F. (México)	–	Seguros	• MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO	99.9800	99.9800	8,435	4,908	2,501	3,174	258	251	(167)	128	(A)	(A)
				• SEGUROS TEPEYAC	0.0200	0.0200										
MAPFRE SERVICIOS DE PREVENCIÓN S.L.	C/Hernandez Lazaro 29 (Madrid) España	80.49% (2)	Servicios médicos	• MAPFRE EMPRESAS	100.0000	100.0000	8,445	8,640	4,003	4,014	21,181	21,047	8	26	(A)	(A)
SERVICIOS DE PERITACIÓN MAPFRE S.A.	C/ Manuel Silvela, 15 (Madrid) España	39.12% (2)	Servicios	• MAPFRE EMPRESAS	96.0000	96.0000	2,482	2,484	936	680	4,742	4,778	216	265	(A)	(A)
				• MAPFRE CAUCIÓN	4.0000	4.0000										
MAPFRE SERVICIOS MARÍTIMOS, COMISARIADO Y LIQUIDACIÓN DE AVERÍAS S.A.	Avda.Sabino Arana,4 (Bilbao) España	49.91%	Liquidación de averías	• MAPFRE EMPRESAS	99.9600	99.9600	1,685	1,737	1,685	1,666	76	100	23	13	(A)	(A)
				• MAPFRE S.A	0.0400	0.0400										
MAPFRE AGROPECUARIA COMPAÑÍA (absorbida en 2008 por MAPFRE EMPRESAS)	Ctra.Pozuelo, 52 (Majadahonda) España	31.21%	Seguros y reaseguros	• CARTERA MAPFRE	–	0.0172	–	345,207	–	118,749	–	253,548	–	15,397	(H)	(A)
				• MAPFRE S.A.	–	99.9790										
BANCA Y FINANZAS																
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE, S.A.	Ctra.Pozuelo , 52 (Majadahonda) España	–	Bancaria	• MAPFRE, S.A.	48.9835	48.9620	6,951,038	6,230,265	435,124	487,548	584,566	509,471	4,429	6,390	(C)	(C)
FANCY INVESTMENT S.A.,	Avda. 18 de Julio, 841 Montevideo (Uruguay)	–	Financiera	• MAPFRE S.A.	100.0000	100.0000	5,676	5,922	5,503	5,749	539	449	539	449	(A)	(A)
CAJA MADRID BOLSA SOCIEDAD DE VALORES Y BOLSA	Calle Serrano, 39 (Madrid) España	–	Sociedad de valores y bolsa	• MAPFRE S.A.	–	30.0000	–	294,889	–	72,462	–	35,999	–	13,467	(H)	(C)
GESMADRID SOCIEDAD GESTORA DE INSTITUCIONES DE INVERSIÓN COLECTIVA	Pº de la Castellana 189, (Madrid) España	–	Sociedad de inversión	• MAPFRE S.A.	–	30.0000	–	66,818	–	42,187	–	126,789	–	10,177	(H)	(C)
CAJA MADRID PENSIONES ENTIDAD GESTORA DE FONDOS DE PENSIONES	Pº de la Castellana 189 (Madrid) España	–	Gestora de fondos de pensiones	• MAPFRE S.A.	–	30.0000	–	39,047	–	31,115	–	45,364	–	7,920	(H)	(C)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	2007
REASEGURO																
MAPFRE RE COMPAÑÍA DE REASEGUROS, S.A.	Paseo de Recoletos,25 (Madrid) España	35.00% (1)	Reaseguros	• MAPFRE S.A • MAPFRE AUTOMOVILES • MAPFRE FAMILIAR	91.5288 – 0.0003	91.5288 0.0100 –	3,062,114	2,794,323	719,505	691,767	1,453,674	1,177,628	100,996	91,092	(A)	(A)
COMPAGNIE INTERNATIONALE D'ASSURANCES ET REASSURANCES (C.I.A.R.) SOCIETÉ ANONIMÉ	45, Rue de Treves Bruselas (Bélgica)	34.00%	Seguros y Reaseguros	• MAPFRE RE • MAPLUX REINSURANCE	99.9900 0.0100	99.9900 0.0100	17,045	19,316	9,437	8,933	2,907	2,561	969	479	(A)	(A)
MAPFRE CHILE REASEGUROS, S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	17.00%	Reaseguros	• MAPFRE RE	99.9932	99.9986	78,222	89,309	33,018	38,675	5,359	6,553	1,651	(3,619)	(A)	(A)
INVERSIONES IBÉRICAS, L.T.D.A.	Avda.Apoquindo, 4499 Santiago (Chile)	17.00%	Financiera e inmobiliaria	• MAPFRE RE	99.9899	99.9986	15,323	19,779	15,138	19,575	1,029	1,984	(388)	1,062	(A)	(A)
CAJA REASEGURADORA DE CHILE S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	17.00%	Reaseguros	• MAPFRE CHILE REASEGUROS	99.8467	99.8467	62,333	77,691	23,658	30,404	3,586	5,144	715	3,077	(A)	(A)
INMOBILIARIA COSTA DE MONTEMAR, S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	17.00%	Inmobiliaria	• INVERSIONES IBÉRICAS	31.4400	31.4400	15,412	21,074	15,235	19,888	1,714	2,122	(119)	1,637	(C)	(C)
CAJA RE ARGENTINA, S.A.	Bouchard 547 piso 14 Buenos Aires (Argentina)	35.00%	Servicios de asesoria	• INVERSIONES IBÉRICAS	99.9960	99.9900	102	114	88	97	7	5	6	–	(A)	(A)
INVERSIONES MAPFRE RE	Calle 72/10-07-oficina 502 Bogotá (Colombia)	–	Inversiones y gestión mobiliaria e inmobiliaria	• MAPFRE RE • INVERSIONES IBÉRICAS	– –	94.9000 5.1000	–	2,506	–	2,302	–	1,848	(123)	1,387	(H)	(A)
MAPFRE RE DO BRASIL COMPAÑÍA DE REASEGUROS (en 2007 MAPFRE RE ASSESORÍA LTDA.)	Rua Sao Carlos do Pinhal, 696 - Sao Paulo (Brasil)	15.00%	Consultoria	• MAPFRE RE • ITSEMAP DO BRASIL	99.9999 0.0001	99.9998 0.0002	22,993	45	22,538	12	2,367	138	1,222	17	(A)	(B)
ADMINISTRADORA DE PROPIEDADES S.A.	Napoleón 3096 Santiago (Chile)	17.00%	Inmobiliaria	• INVERSIONES IBÉRICAS	31.2900	31.2900	485	447	275	86	971	1,177	107	120	(C)	(C)
COMERCIAL Y TURISMO S.A.	Napoleón 3096 Santiago (Chile)	17.00%	Inmobiliaria	• INVERSIONES IBÉRICAS	31.2000	31.2000	79	68	(37)	(75)	221	275	18	(18)	(C)	(C)
MAPFRE RE HOLDINGS INC. (absorbida en 2008 por REINSURANCE MANAGEMENT INC.)	100 Campus Drive New Jersey 07932-2007 (U.S.A.)	35.00%	Holding	• MAPFRE RE	–	100.0000	–	622	–	14	–	1,281	–	684	(H)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
REASEGURO (Continuación)																
INMOBILIARIA PRESIDENTE FIGUEROA ALCORTA, S.A.	Bouchard 547 piso 14 B. Aires (Argentina)	35.00%	Inmobiliaria	• MAPFRE RE	99.9985	99.9000	8 00%	8	8	8	–	–	–	–	(C)	(C)
INMOBILIARIA TIRILLUCA S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	17.00%	Inmobiliaria	• INVERSIONES IBÉRICAS	43.7500	43.7500	7,966	9,493	7,838	9,298	508	16	998	(124)	(C)	(C)
MAPFRE MANDATOS Y SERVICIOS, S.A.	Bouchard 547 piso 14 B. Aires (Argentina)	35.00%	Servicios	• CAJA REASEGURADORA DE ARGENTINA • MAPFRE RE	5.0000 95.0000	1.0000 99.0000	193	180	96	112	788	746	(13)	20	(C)	(C)
REINSURANCE MANAGEMENT INC.	100 Campus Drive New Jersey 07932-2007 (U S.A)	35.00%	Servicios	• MAPFRE RE HOLDINGS • MAPFRE RE	– 100.0000	100.0000 –	688	622	16	14	–	–	–	–	(A)	(A)
MAPLUX REINSURANCE COMPANY LTD	E Building Immeuble C8,Parc d Activite Syrdall Munsbach (Luxemburgo)	–	Reaseguros	• MAPFRE S.A.	100.0000	100.0000	29,321	23,794	3,684	3,529	5,962	5,431	129	11	(A)	(A)
ASISTENCIA																
MAPFRE ASISTENCIA COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS, S.A.	Sor Ángela de la Cruz, 6 (Madrid) España	30.00% (1)	Seguros y reaseguros	• MAPFRE, S.A. • MAPFRE FAMILIAR	99.9971 0.0029	99.9971 0.0029	284,614	301,268	101,227	98,581	237,718	244,137	3,195	6,238	(A)	(A)
IBERO ASISTENCIA, S.A.	Avda. Liberdade, 40 Lisboa (Portugal)	27.50%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	495	576	281	(16)	1,102	795	97	(106)	(A)	(A)
BRASIL ASSISTENCIA S/A	Ed.Crystal Tower,Alameda Mamore 989. Alphaville S Paulo (Brasil)	34.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	99.9990	99.9990	12,510	13,874	6,556	10,082	33,278	27,471	860	377	(A)	(A)
AFRIQUE ASSISTANCE, S.A.	16, Rue Dr Alphonse Lavering, 1002 (Tunez)	35.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	49.0000	49.0000	2,279	2,182	1,558	1,338	1,423	1,236	364	322	(A)	(A)
VENEASISTENCIA, S.A.	Avda.del Libertador Torre Maracaibo Caracas (Venezuela)	34.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • MAPFRE RE	99.9980 0.0020	99.9980 0.0020	3,201	2,375	1,119	1,088	2,784	2,173	37	305	(A)	(A)
ANDIASISTENCIA COMPAÑÍA DE ASISTENCIA DE LOS ANDES, S.A.	Carrera, 11, Nº 93 - B - 09 Bogotá (Colombia)	38.50%	Asistencia en viaje	• MAPFRE ASISTENCIA • INVERSIONES MAPFRE RE • IBEROASISTENCIA	94.8999 – 5.0977	94.8999 0.0008 5.0977	3,275	2,420	1,328	910	7,415	5,399	(250)	39	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
ASISTENCIA (Continuación)																
FEDERAL ASSIST Co.	7300 Corporate Center Drive, Suite 601 Miami – Florida 33126 (E.E.U.U.)	37.60%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	4,368	2,725	1,442	1,182	9,117	7,425	192	(15)	(A)	(A)
IBERO ASISTENCIA , S.A.	Tucumen, 744 B. Aires (Argentina)	35,00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.9999 0.0001	99.9999 0.0001	6,791	5,481	2,399	2,634	14,078	11,852	317	353	(A)	(A)
SUR ASISTENCIA, S.A.	Av.Apoquindo 4499 Santiago de Chile (Chile)	17,50%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.0000 1.0000	99.0000 1.0000	8,381	4,044	2,347	1,500	9,727	5,924	1,002	722	(A)	(A)
IBEROASISTENCIA, S.A.	Sor Ángela de la Cruz, 6 (Madrid) España	35.00% (1)	Asistencia en viaje	• MAPFRE ASISTENCIA • MAPFRE AUTOMÓVILES • MAPFRE FAMILIAR	99.9300 – 0.0700	99.9300 0.0700 –	6,786	5,933	754	927	5,739	6,560	(20)	(63)	(A)	(A)
IRELAND ASSIST, LTD	22-26 Prospect Hill Galway (Irlanda)	12.50%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	2,612	1,645	1,730	1,521	2,847	2,171	391	220	(A)	(A)
GULF ASSIST, B.S.C.	Manama Centre Building Manama (Barhrain)	–	Asistencia en viaje	• MAPFRE ASISTENCIA	74.6250	74.6250	10203	9,253	3,950	3,233	4,783	4,293	2,632	2,251	(A)	(A)
FRANCE ASSIST	55, Rue Raspail Levallois Perret (Francia)	34.33%	Asistencia en viaje	• MAPFRE WARRANTY	100.0000	100.0000	–	–	–	–	–	–	–	–	(A)	(A)
EUROSOS ASSISTANCE, S.A.	282 Messogion Avenue 155,62 Neo Psichico. Atenas (Grecia)	35.00%	Asistencia en viaje	• IBEROASISTENCIA • MAPFRE ASISTENCIA	0.5000 99.5000	0.5000 99.5000	1813	1,408	400	249	4,269	4,021	47	63	(A)	(A)
CARIBE ASISTENCIA, S.A.	Avda. Tiradentes Esq.Pres. Gonzalez. Edif.La Cumbre. Ens. Naco. Domingo-(R.Dominicana)	25.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	51.9997	51.9997	2133	1,978	1,108	1,006	1,454	1,368	279	214	(A)	(A)
ECUASISTENCIA, S.A.	Avda.Doce de Octubre, 1942 -Quito (Ecuador)	25.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • ANDIASISTENCIA	50.0000 50.0000	50.0000 50.0000	924	1,248	393	197	2,708	2,642	77	74	(A)	(A)
CONSULTING DE SOLUCIONES Y TECNOLOGÍAS SIAM, S.A.	Sor Ángela de la Cruz, 6 (Madrid) España	30.00% (1)	Consultoría	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.9259 0.0741	99.9259 0.0741	–	–	5,782	3,488	–	–	290	90	(C)	(C)
PERÚ ASISTENCIA, S.A.	Tarata 160-9° -Miraflores Lima (Perú)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.8639 0.1361	99.8639 0.1361	504	364	259	22	446	195	101	(164)	(A)	(A)
VIAJES MAPFRE, AGENCIA DE VIAJES S.A.	Sor Ángela de la Cruz, 6 (Madrid) España	30.00% (1)	Agencia de viajes	• MAPFRE ASISTENCIA • IBEROASISTENCIA.	99.7600 0.2400	99.7600 0.2400	4307	14,136	4,053	2,985	11,353	24,332	1,051	(1952)	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
ASISTENCIA (Continuación)																
MELIÁ TOUR	Sor Ángela de la Cruz, 6 (Madrid) España	30.00%	Mayorista de viajes	• MAPFRE ASISTENCIA	100.0000	100.0000	279	434	(32)	34	-	-	(65)	(150)	(A)	(A)
MÉXICO ASISTENCIA, S.A.	Porfirio Diaz, 100 México D.F. (México)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	99.9998	99.9998	9,640	10,525	3,223	1,811	25,016	15,126	1,709	(541)	(A)	(A)
IBERO ASISTENCIA SERVICIOS DE TELEMARKETING, S.L.	Sor Ángela de la Cruz, 6 (Madrid) España	- (1)	Marketing telefónico	• MAPFRE ASISTENCIA • IBEROASISTENCIA	- -	8.6000 91.4000	-	-	-	-	-	-	-	-	(H)	(A)
ALLMAP ASSIST GESELLSCHAFT FUR	Im Rosengarten, 256 61118 Bal Vilbel (Alemania)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.9500 0.0500	99.9500 0.0500	-	-	79	52	-	-	29	44	(B)	(B)
PANAMÁ ASISTENCIA, S.A.	Calle 50 local 9 D, piso 9 Panamá, Bella Vista (Panamá)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	58.0000	58.0000	848	856	530	344	1,392	7,023	166	75	(A)	(A)
TUR ASSIST, LTD.	Hakki Yeten Caddesi Dogu is Merkezi 17/2 (Turquía)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	91.6667 8.3333	91.6667 8.3333	2,535	2,587	1,033	794	25,460	25,701	398	97	(A)	(A)
URUGUAY ASISTENCIA,S.A.	Rincón, 487 of.610 Montevideo (Uruguay)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	94.8165 5.1835	94.8165 5.1835	1,392	1,117	348	387	2,806	2,228	2	(75)	(A)	(A)
ASISTENCIA BOLIVIANA, S.A.	Celso Castedo Barba, 39 Centro- Santa Cruz (Bolivia)	25.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	99.4600	99.4600	-	-	(144)	75	-	-	(333)	(28)	(B)	(B)
COSTA RICA ASISTENCIA	Sabana Norte rest Chicote 100 mN 25 E 200 N 25 E San José de Costa Rica (Costa Rica)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	-	-	130	152	-	-	(43)	-	(B)	(B)
QUETZAL ASISTENCIA, S.A.	Diagonal 6, zona 10 Ed.internaciones, Of. 301 (Guatemala)	-	Asistencia en viaje	• MAPFRE ASISTENCIA	99.9920	99.9920	465	461	253	268	1,474	1,276	94	119	(A)	(A)
EL SALVADOR ASISTENCIA, S.A.	Centro Financ Gigante Torre B 3º nivel sobre Alameda Roosvelt S.Salvador (El Salvador)	25.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.9900 0.0100	99.9900 0.0100	278	578	48	176	607	991	(146)	116 116	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación en capital social % 2008	Participación en capital social % 2007	Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
ASISTENCIA (Continuación)																
NICASSIT, S.A.	Colonial Los Robles, Managua, (Nicaragua)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	–	–	189	131	–	–	35	87	(B)	(B)
BENELUX ASSIST, S.A.	Rue de Treves, 45 Bruxelles, (Bélgica)	34.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	70.0000	70.0000	3,539	3,036	2,456	2,416	3,048	2,912	636	528	(A)	(A)
GENERAL SERVICES REINSURANCE LIMITED	38/39 Fitzwilliam Square Dublin 2 (Irlanda)	12.50%	Asistencia en viaje	• MAPFRE ASISTENCIA	–	100.0000	–	83	–	(442)	–	–	–	(447)	(H)	(A)
MAPFRE WARRANTY S.P.A.	Strada Trossi 10/A 13030 Verrone (Italia)	37.25%	Extensión de garantía	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.9900 0.0100	99.9900 0.0100	23,991	25,482	4,168	4,405	28,200	25,523	2,703	1,978	(A)	(A)
ALLIANCE OPTIMALE, S.L.R.	Zac de la Donniere, 8 69970 Marennes (Francia)	33.00%	Garantía de vehículos	• MAPFRE WARRANTY	100.0000	100.0000	–	–	–	–	–	–	–	–	(A)	(A)
MAPFRE WARRANTIES	Route des Trois Cantons 11 l-18399 Windhoj (Luxemburgo)	–	Garantía de vehículos	• MAPFRE WARRANTY	100.0000	100.0000	–	–	–	–	–	–	–	–	–	–
NORASIST, INC D/B/A ROAD CANADA	1930 Yonge S.T. Suite 1028 Toronto, Ontario M4S IZ4 (Canadá)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	604	762	275	298	2,130	2,458	21	123	(A)	(A)
BRICKELL FINANCIAL SERVICES MOTOR CLUB INC.	7300 Corporate Center Drive, Suite 601 Miami –Florida 33126 (E.E.U.U.)	37.30%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	13,123	10,804	5,459	4,023	34,963	32,840	484	655	(A)	(A)
ROAD CHINA ASSISTANCE Co, LTD	Jianguolu Chaoyang District, Beijing, PR (China)	30.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	100.0000	100.0000	822	823	(688)	(15)	1,134	259	(386)	(376)	(A)	(A)
MAPFRE ABRAXAS	Narrow Quay House Bristol – (Reino Unido)	12.50%	Pérdidas pecunarias	• MAPFRE ASISTENCIA	100.0000	100.0000	4,549	4,872	2,836	2,565	12,727	12,978	1,383	1,983	(A)	(A)
CENTRO INTERNACIONAL DE SERVICIOS Y ASISTENCIA, S.A.	Edificio Biotec Plaza Local 010 Ruta 8 Km 17,500 Montevideo (Uruguay)	30.00%	Call Center	• MAPFRE ASISTENCIA	100.0000	100.0000	472	400	342	263	1,098	647	96	169	(A)	(A) (F)
INDIA ROADSIDE ASSISTANCE PRIVATE LIMITED	4th Floor Dinasty Business Park Building ; Andheri Kurla Road Mumbai Maharashtra (India)	34.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA	99.6300 0.3700	99.6300 0.3700	978	599	190	129	27	–	(667)	(346)	(A)	(A) (F)

Datos en miles de euros

MAPFRE, S.A.

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación En capital social % 2008	Participación En capital social % 2007	Datos cierre ejercicio Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
ASISTENCIA (Continuación)																
ROADSIDE ASSIST ALGERIE SPA	57, Rue des Freres Adessaâmi 3eme étage. Vieux Kouba Alger (Argelia)	40.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA • IBEROCONSULTING	60.3000 0.0004 0.0003	60.0000 0.0004 0.0003	552	528	409	450	250	-	(55)	–	(A)	(A) (F)
NILE ASSIT	19713 26 JULY ST. MOHANDSEEN 2º FLOOR (GIZA) EGIPTO	20.00%	Asistencia en viaje	• MAPFRE ASISTENCIA • IBEROASISTENCIA • IBEROCONSULTING	98.0000 1.0000 1.0000	– - -	138	–	138	-	–	–	-	-	(A) (G)	–
LIB ASSIST	–	35.00%	Asistencia en viaje	• MAPFRE ASISTENCIA	51.0000	–	285	–	238	–	-	–	(54)	–	(A) (G)	–
MAPFRE QUAVITAE S.A.	C/Francisco de Rojas, 8 (Madrid) España	50.14%	Servicios asistenciales	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR • MAPFRE S.A.	– 10.7651 46.0733	10.7643 – 46.0733	90,496	95,212	43,958	45,369	103,777	99,163	(1502)	(619)	(A)	(A)
SERVICIOS TERCERA EDAD																
QUAVITAE BIZI-KALITATE S.L.	C/Teodoro González de Zárate, 14 (Vitoria) España	35.00%	Servicios tercera edad	• MAPFRE QUAVITAE	99.9900	99.9900	23,688	25,381	7,717	5,445	15,175	12,877	1,783	362	(A)	(A)
AZUL CENTROS RESIDENCIALES S.A.	C/Francisco de Rojas, 8 (Madrid) España	35.00%	Servicios tercera edad	• MAPFRE QUAVITAE	50.0000	50.0000	4,716	2,453	(155)	693	1,253	685	(847)	(906)	(E)	(E)
PROVITAE CENTROS ASISTENCIALES S.L.	C/Fuencarral, 123 (Madrid) España	35.00%	Servicios tercera edad	• MAPFRE QUAVITAE	50.0000	50.0000	8,149	4,083	6,642	6,708	–	-	(66)	660	(E)	(E)
BIOINGIENERIA ARAGONESA, S.L.	C/Francisco de Rojas, 8 (Madrid) España	35.00%	Tecnología para mayores	• MAPFRE QUAVITAE • MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR • QUAVITAE BIZI-KALIT.	30.0000 – 40.0000 30.0000	59.9900 40.0000 - –	6,337	7,745	1,534	1,670	4,043	4,780	(894)	643	(A)	(A)
INMOBILIARIA																
MAPFRE INMUEBLES, S.A.	Avda. General Perón, 38 (Madrid) España	29.00% (1)	Inmobiliaria	• MAPFRE S.A.	99.9806	99.9680	627,137	630,576	111,369	154,972	59,926	71,696	(31,938)	16,103	(A)	(A)
INMO ALEMANIA GESTIÓN DE ACTIVOS INMOBILIARIOS, S.L.	Pso. De la Castellana, 24 (Madrid) España	–	Inmobiliaria	• MAPFRE SEGUROS GENERALES • MAPFRE FAMILIAR	– 10.0000	10.0000 -	–	–	-	-	–	-	–	–	(C)	(C) (F)
DESARROLLOS URBANOS CIC, S.A.	Avda. General Perón, 38 (Madrid) España	30.00% (1)	Servicios inmobiliarios	• MAPFRE INMUEBLES • MAPFRE S.A.	89.9216 0.0784	89.9216 0.0784	111,173	105,025	581	556	35	65	25	9	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
INMOBILIARIA (Continuación)																
SERVICIOS INMOBILIARIOS MAPFRE S.A.	Avda. General Perón, 38 (Madrid) España	35.00% (1)	Inmobiliaria	• MAPFRE INMUEBLES	99.9000	99.9000	658	749	502	548	1,770	1,764	151	221	(A)	(A)
				• DESARROLLOS URBANOS	0.1000	0.1000										
INMOBILIARIA MAPINVER S.A.	Avda. General Perón, 38 (Madrid) España	30.00%	Inmobiliaria	• MAPFRE INMUEBLES	50.0000	50.0000	20,845	22,862	4,786	4,786	37	69	–	21	(E)	(E)
INMOBILIARIA BRAVO UREÑA S.L.	Juan Bravo, 3 (Madrid) España	30.00%	Inmobiliaria	• MAPFRE INMUEBLES	50.0000	50.0000	160	164	147	143	7	5	4	1	(E)	(E)
PUERTA DE ALCORCÓN 12, S.L.	C/Arzobispo Morcillo, 62 (Madrid) España	–	Inmobiliaria	• MAPFRE FAMILIAR	100.0000	100.0000	82	82	82	82	–	–	–	–	(A)	(A)
MM REAL STATE, LLC	Blue Lagoon, Drive Suite,200 Miami (E.E.U.U)	–	Inmobiliaria	• MAPFRE FAMILIAR	100.0000	100.0000	8,186	8,046	7,757	7,585	684	473	(139)	(302)	(A)	(A)
INVERSIONES LA MAGDALENA LIMITADA	C/ Teatinos 280 (Chile)	–	Inmobiliaria	• MAPFRE FAMILIAR	100.0000	100.0000	20,613	25,103	17,777	20,853	3,700	1,575	5,164	(3,756)	(A)	(A)
INTERNACIONAL																
MAPFRE INTERNACIONAL S.A	Paseo de Recoletos,25 (Madrid) España	35% (1)	Holding	• MAPFRE S.A.	87.5000	99.9995	2,169,906	198,208	2,035,959	155,752	128,514	5,674	34,724	2,663	(A)	(A)
				• MAPFRE EMPRESAS		0.0005										
TÜRKIYE GENEL SIGORTA, A.S.	Meclisi Mebusan CAD.89/4 Salipazari Istambul (Turquía)	20%	Seguros	• MAPFRE S.A.	–	80.0000	423,793	547,191	229,166	264,846	184,609	273,334	45,569	30,992	(A)	(A) (F)
				• MAPFRE INTERNACIONAL	80.0000	–										
GENEL YASAM SIGORTA, A.S.	Meclisi Mebusan CAD.91 Salipazari Istambul (Turquía)	20%	Seguros	• GENEL SIGORTA	100.0000	–	121,969	–	16,227	–	72,357	–	1,551	–	(A) (G)	–
MAPFRE SEGUROS GERAIS S.A.	Rua Castilho, 52 Lisboa (Portugal)	26.50%	Seguros y reaseguros	• MAPFRE SEGUROS GENERALES	–	25.0010		215,458		62,391		22,629		1,110	(A)	(A)
				• MAPFRE INTERNACIONAL	99.9991	74.9981										
				• MAPFRE GUANARTEME	–	0.0003										
				• MAPFRE CAUCIÓN	0.0003	0.0003										
				• MAPFRE EMPRESAS	0.0003	0.0003										
				• MAPFRE FAMILIAR	0.0003	–										
MIDDLESEA INSURANCE P.L.C.	Middle Sea House Floriana JTL, 16 (Malta)	–	Seguros	• MAPFRE INTERNACIONAL	21.0000	21.0000	311,511	296,191	78,854	81,959	71,119	82,555	(2,173)	3,609	(C)	(C)

Datos en miles de euros

MAPFRE, S.A.

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social %		Datos cierre ejercicio: Activos		Patrimonio neto		Ingresos		Resultado del ejercicio		Método o procedimiento	
					2008	2007	2008	2,007	2,008	2,007	2,008	2,007	2,008	2,007	2008	2007
INTERNACIONAL (Continuación)																
MAPFRE INSULAR INSURANCE CORPORATION	Acacia Ave Mandrigal Business Park Ayala Alaberg, MuntinlupaCity (Filipinas)	35.00%	Seguros	• MAPFRE INTERNACIONAL	74.9384	74.9384	39,690	40,985	18,293	18,538	18,178	15,604	2,448	2,102	(A)	(A)
MAPFRE USA CORPORATION	5959 Blue Lagoon Drive, Suite 400, Miami (E.E.U.U)	35.00%	Holding	• MAPFRE INTERNACIONAL	100.0000	100.0000	1,915	73,113	1,915	18,424	16	10,385	(1,324)	440	(A)	(A)
AMSTAR INSURANCE COMPANY	5959 Blue Lagoon Drive, Suite 400, Miami (E.E.U.U)	–	Seguros	• MAPFRE USA CORPORATION	100.0000	100.0000	4,351	4,063	3,665	4,197	171	249	340	142	(A)	(A)
MAPFRE INSURANCE COMPANY OF FLORIDA	5959 Blue Lagoon Drive, Suite 400, Miami (E.E.U.U)	–	Seguros	• MAPFRE USA CORPORATION	100.0000	100.0000	41,070	38,160	17,479	14,558	11,784	9,655	808	744	(A)	(A)
MAPFRE INSURANCE COMPANY	100 Campus Drive New Jersey 07932-2007 (U.S.A.)	35.00%	Seguros y reaseguros	• MAPFRE USA CORPORATION	100.0000	100.0000	29,749	–	21,866	–	1	–	487	–	(A)	(A)
MAPFRE INTERMEDIARIES	5959 Blue Lagoon Drive, Suite 400, Miami (E.E.U.U)	35.00%	Servicios	• MAPFRE USA CORPORATION	100.0000	–	85	–	75	–	–	–	9	–	(A) (G)	–
THE COMMERCE GROUP, INC.	211 Main Street, Webster, MA 01570 (EE.UU.)	35.00%	Seguros	• MAPFRE INTERNACIONAL	100.0000	–	1,408,899	–	1,090,842	–	6,527	–	15,531	–	(A) (G)	–
COMMERCE HOLDINGS, INC.	211 Main Street, Webster, MA 01570 (EE.UU.)	35.00%	Holding	• COMMERCE GROUP INC	100.0000	–	–	–	–	–	–	–	–	–	(A) (G)	–
THE COMMERCE INSURANCE COMPANY	211 Main Street, Webster, MA 01570 (EE.UU.)	35.00%	Seguros	• COMMERCE HOLDINGS .	100.0000	–	2,617,424	–	995,619	–	1,489,767	–	28,619	–	(A) (G)	–
THE CITATION INSURANCE COMPANY	214 Main Street, Webster, MA 01570 (EE.UU.)	35.00%	Seguros	• COMMERCE HOLDINGS	100.0000	–	238,699	–	106,929	–	168,837	–	238	–	(A) (G)	–
ACIC HOLDING COMPANY, INC.	215 Main Street, Webster, MA 01570 (EE.UU.)	35.00%	Holding	• COMMERCE HOLDINGS	100.0000	–	257,344	–	256,763	–	–	–	4,125	–	(A) (G)	–
AMERICAN COMMERCE INSURANCE COMPANY	3590 Twin Creeks Drive, Columbus, OH 43204 (EE.UU.)	35.00%	Seguros	• ACIC HOLDINGS	100.0000	–	294,545	–	136,293	–	159,027	–	1,320	–	(A) (G)	–

Datos en miles de euros

MAPFRE, S.A.

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
INTERNACIONAL (Continuación)																
THE COMMERCE WEST INSURANCE COMPANY	4301 Hacienda Drive, Suite 200, Pleasanton, CA 94588 (EE.UU.)	35.00%	Seguros	• ACIC HOLDINGS	100.0000	–	143,202	–	63,375	–	74,838	–	(449)	–	(A) (G)	–
SWICO ENTERPRISES, LTD.	215 Main Street, Webster, MA 01570 (EE.UU.)	35.00%	Seguros	• ACIC HOLDINGS	100.0000	–	–	–	–	–	–	–	–	–	(A) (G)	–
STATE-WADE INSURANCE COMPANY	20 Main Street Hempstead, NY 11550 (EE.UU.)	35.00%	Seguros	• SWICO ENTERPRISES	100.0000	–	105,221	–	56,712	–	54,716	–	3,478	–	(A) (G)	–
OTRAS																
MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A. (absorbida en 2008 por MAPFRE, S.A.)	Pº Recoletos 25 (Madrid) España	35.00%	Holding	• MAPFRE S.A.	–	51.0000	–	1,067,186	–	1,018,335	–	179,507	–	175,045	(H)	(A)
CENTRO INTERNACIONAL DE FORMACIÓN DE DIRECTIVOS S.A.	Ctra. Nacional I, km 32,500 (San Agustín de Guadalix) España	–	Formación	• MAPFRE S.A.	100.0000	100.0000	545	545	153	153	1,108	1,108	49	49	(A)	(A)
MAPFRE SERVICIOS DE INFORMÁTICA S.A.	Ctra. Pozuelo, 52 (Majadahonda) España	–	Investigación, formación y asesoramiento	• MAPFRE, S.A.	95.8333	95.8330	9,578	6,118	2,990	2,953	17,830	18,067	72	90	(A)	(A)
				• MAPFRE SEGUROS GENERALES	–	4.1670										
				• MAPFRE FAMILIAR	4.1667	–										
MAPFRE INTERNET S.A.	Ctra. Pozuelo, 52 (Majadahonda) España	–	Informática	• MAPFRE VIDA	15.0000	15.0000	8,178	26,013	3,137	23,899	14,527	10,187	67	61	(A)	(A)
				• MAPFRE SEGUROS GENERALES	–	22.0000										
				• MAPFRE AUTOMÓVILES	–	52.5000										
				• MAPFRE CAJA SALUD	–	4.0000										
				• MAPFRE CAUCIÓN Y CRÉDITO	1.2500	1.2500										
				• MAPFRE RE	1.0000	1.0000										
				• MAPFRE S.A	1.0000	1.0000										
				• MAPFRE ASISTENCIA	2.0000	2.0000										
				• MAPFRE EMPRESAS	1.2500	1.2500										
				• MAPFRE FAMILIAR	78.5000	–										

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
OTRAS (Continuación)																
MAPFRE INFORMÁTICA A.I.E.	Ctra.Pozuelo, 52 (Majadahonda) España	-	Informática	• MAPFRE AUTOMÓVILES	-	59.5000	34,924	21,317	1,000	1,000	117,068	63,483	-	-	(A)	(A)
				• MAPFRE GUANARTEME	-	7.0000										
				• MAPFRE INVERSIÓN	0.5000	0.5000										
				• MAPFRE SEGUROS GENERALES	-	12.1000										
				• MAPFRE VIDA	5.0000	5.0000										
				• MAPFRE CAUCIÓN Y CRÉDITO	2.5000	2.5000										
				• MAPFRE CAJA SALUD	-	0.1000										
				• MAPFRE-CM HOLDING	-	0.1000										
				• MAPFRE S.A.	0.2000	0.1000										
				• MAPFRE RE	1.0000	1.0000										
				• MAPFRE ASISTENCIA	1.0000	1.0000										
				• MAPFRE AMÉRICA	0.8000	0.5000										
				• MAPFRE AGROPECUARIA	-	3.5000										
				• MAPFRE AMÉRICA VIDA	-	0.1000										
				• MAPFRE EMPRESAS	10.5000	7.0000										
				• MAPFRE FAMILIAR	78.7000	-										
MAPFRE AMÉRICA																
MAPFRE AMÉRICA S.A.	Ctra.Pozuelo, 52 (Majadahonda) España	35.00% (1)	Holding	• MAPFRE S.A.	88.8621	89.0778	1,020,207	778,110	984,034	742,332	101,053	57,265	60,851	63,954	(A)	(A)
				• MAPFRE AUTOMÓVILES	-	0.0001										
				• MAPFRE FAMILIAR	0.0001	-										
ARGENTINA																
MAPFRE ARGENTINA HOLDING S.A.	Avda. Juana Manso, 205 C 1107CBE Puerto Madero Buenos Aires (Argentina)	35.00%	Holding	• MAPFRE AMÉRICA	100.0000	100.000	55,356	47,226	54,435	48,748	278	120	8,090	634	(A)	(A)
MAPFRE ARGENTINA SEGUROS S.A.	Avda. Juana Manso, 205 C 1107CBE Puerto Madero Buenos Aires (Argentina)	35.00%	Seguros	• MAPFRE ARGENTINA HOLDING	99.9988	99.9988	283,487	237,421	38,639	31,687	235,117	212,571	5,355	(32)	(A)	(A)
ACONCAGUA SEGUROS DE RETIRO S.A.	Lavalle, 348 Buenos Aires (Argentina)	35.00%	Seguros	• MAPFRE ARGENTINA HOLDING	23.5688	23.5688	-	-	-	-	-	-	-	-	(A)	(A)
				• MAPFRE ARGENTINA SEGUROS	76.4312	76.4312										

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación En capital social % 2008	Participación En capital social % 2007	Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
ARGENTINA (Continuación)																
SURASSUR S.A.	Lavalle, 348 Buenos Aires (Argentina)	35.00%	Mediación de seguros	• MAPFRE ARGENTINA HOLDING	100.0000	100.0000	245	254	80	83	–	656	–	(83)	(A)	(A)
MAPFRE ARGENTINA A.R.T.	Avda. Juana Manso, 205 C 1107CBE Puerto Madero Buenos Aires (Argentina)	35.00%	Seguros de accidentes de trabajo	• MAPFRE ARGENTINA HOLDING	99.4456	99.4456	78,518	60,299	18,874	12,558	117,457	83,381	4,555	1,204	(A)	(A)
				• MAPFRE ARGENTINA SEGUROS	0.5544	0.5544										
MAPFRE SALUD S.A.	Avda. Juana Manso, 205 C 1107CBE Puerto Madero Buenos Aires (Argentina)	–	Seguros	• MAPFRE ARGENTINA HOLDING	95.0000	95.0000	-76	(35)	(155)	169	436	48	(477)	(414)	(A)	(A)
				• MAPFRE ARGENTINA ART	2.5000	2.5000										
				• MAPFRE ARGENTINA VIDA	2.5000	2.5000										
CLUB MAPFRE ARGENTINA	Avda. Juana Manso, 205 C 1107CBE Puerto Madero Buenos Aires (Argentina)	35.00%	Prestación de servicios	• MAPFRE ARGENTINA	97.9700	95.0000	1,201	–	368	–	1,746	–	(783)	–	(A)	(A) (F)
				• MAPFRE ARGENTINA VIDA	2.0300	5.0000										
MAPFRE ARGENTINA SEGUROS DE VIDA S.A.	Avda. Juana Manso, 205 C 1107CBE Puerto Madero Buenos Aires (Argentina)	35.00%	Seguros	• MAPFRE AMÉRICA VIDA	–	80.0000	34,573	26,352	6,523	6,282	24,109	15,015	2,662	1,351	(A)	(A)
				• MAPFRE AMÉRICA	80.0000	–										
BRASIL																
MAPFRE VERA CRUZ SEGURADORA S.A.	Avda. de las Naciones Unidas nº 11.711 Bairro Brooklin Novo Sao Paulo (Brasil)	40.00%	Seguros	• MAPFRE DO BRASIL	9.7826	9.7826	950,947	901,622	307,858	307,558	803,727	869,543	44,420	37,473	(A)	(A)
				• MAPFRE AMÉRICA	90.2174	90.2174										
MAPFRE VERA CRUZ CONSULTORIA TECNICA E ADMINISTRAÇAO DE FUNDOS LTDA.	Avd.Naçoes Unidas, 11711 18. ANDAR BROOKLIN -SAO PAOLO. (Brasil)	–	Consultoría	• MAPFRE FAMILIAR	–	99.9577	15,784	2,100	18,125	18,926	344	1,345	141	312	(A)	(A)
				• MAPFRE VERA CRUZ VIDA	100.0000	0.0423										
GVH PARTICIPAÇOES E EMPRENDIMIENTOS LTDA	Avd.Naçoes Unidas, 11711 18. ANDAR BROOKLIN -SAO PAOLO. (Brasil)	40.00%	Prestadora de servicios	• MAPFRE VERA CRUZ SEGURADORA	99.9900	–	12,727	–	12,727	–	–	–	(511)	–	(A) (G)	–
MAPFRE CAPITALIZAÇAO	Avd.Naçoes Unidas, 11711 18. ANDAR BROOKLIN -SAO PAOLO. (Brasil)	40.00%	Actividad capitalización	• MAPFRE VERA CRUZ SEGURADORA	100.0000	–	4,736	–	4,012	–	776	–	378	–	(A) (G)	–

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
BRASIL (Continuación)																
VIDA SEGURADORA	Rua Araujo Porto Alegre, 36 3 Andar, Rio de Janeiro (Brasil)	40.00%	Seguro de vida	• MAPFRE VERA CRUZ SEGURADORA • GVH PARTICIPAÇOE	7.9204 92.0796	– –	26,438	–	14,255	–	15,815	–	2,549	–	(A) (G)	–
MAPFRE RISCOS ESPECIAIS SEGURADORA S.A.	Avda. de las Naciones Unidas nº 11.711 Bairro Brooklin Novo Sao Paulo (Brasil)	40.00%	Seguros	• MAPFRE VERA CRUZ SEGURADORA	100.0000	100.0000	62,255	69,976	29,828	36,422	68,955	73,936	9,082	9,604	(A)	(A)
CLUBE MAPFRE DO BRASIL LTDA.	Avda. dos Autonomistas, 701 Vila- Yara – Osasco SP CEP 06020-000(Brasil)	40.00%	Asesoría	• MAPFRE, S.A. • MAPFRE AMÉRICA	0.5143 99.4857	0.5143 99.4857	13,088	15,332	11,762	14,638	11,654	8,947	(495)	(348)	(A)	(A)
MAPFRE NOSSA CAIXA VIDA E PREVIDENCIA, S.A.	AL Santos, 415, 7 ardar Sao Paulo (Brasil)	40.00%	Seguros	• MAPFRE VERA CRUZ SEGURADORA • MAPFRE PARTICIPAÇOES	– 51.0000	51.0000 –	218,913	214,036	23,230	37,902	195,368	152,338	34,996	26,446	(A)	(A)
DETECTAR DESENVOLVIMIENTO DE TECNICAS PARA TRANSFÉRENCIAS ES ADMINISTRAÇAO DE RISCOS LTDA.	Avda. de las Naciones Unidas nº 11.711 Bairro Brooklin Novo Sao Paulo (Brasil)	40.00%	Administración de riesgos	• MAPFRE VERA CRUZ SEGURADORA	100.0000	100.0000	1,960	10,909	1,690	10,688	1,764	1,375	497	202	(A)	(A)
MAPFRE PARTICIPAÇONES LTDA	Avda de las Naciones Unidas nº 11.711 Bairro Brooklin Novo Sao Paulo (Brasil)	40.00%	Sociedad de valores	• MAPFRE VERA CRUZ SEGURADORA • CLUBE MAPFRE DO BRASIL	99.9000 0.1000	99.9000 0.1000	78,523	104,302	78,520	104,302	17,868	5,655	13,822	5,216	(A)	(A) (F)
MAPFRE VERA CRUZ VIDA E PREVIDENCIA	Avda. de las Naciones Unidas nº 11.711 Bairro Brooklin Novo Sao Paulo (Brasil)	40.00%	Seguros	• MAPFRE AMÉRICA VIDA • FANCY INVESTMENT • MAPFRE VERA CRUZ SEGURADORA • MAPFRE AMÉRICA	– 3.7508 9.8996 86.3279	86.3279 3.7508 9.8996 –	578,906	603,990	132,476	153,436	433,076	431,269	12,517	11,972	(A)	(A)
MAPFRE DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIARIOS, S.A.	Avda. de las Naciones Unidas nº 11.711 Bairro Brooklin Novo Sao Paulo (Brasil)	40.00%	Distribuidora de títulos y valores mobiliarios	• MAPFRE VERA CRUZ VIDA	100.0000	100.0000	1,989	2,789	991	1,513	3,885	2,276	1,703	1,001	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
CHILE																
MAPFRE CHILE SEGUROS S.A.	Isidoro Goyenechea 3520 p 16 Las Condes Santiago de Chile (Chile)	17,00%	Holding	• MAPFRE AMÉRICA • INVERSIONES MAPFRE CHILE RE	99.9937 0.0042	99.9937 0.0042	229961	236,731	22,786	21,714	46,414	53,463	(307)	(239)	(A)	(A)
EUROAMÉRICA ASESORÍAS GENERALES S.A.	Isidoro Goyenechea 3520 p 16 Las Condes Santiago de Chile (Chile)	17,00%	Sociedad de inversiones	• MAPFRE CHILE SEGUROS	100.0000	100.0000	3977	4,580	4,662	4,580	423	209	(38)	(2,005)	(A)	(A)
MAPFRE COMPAÑIA DE SEGUROS GENERALES DE CHILE S.A.	Isidoro Goyenechea 3520 p 16 Las Condes Santiago de Chile (Chile)	17,00%	Seguros	• MAPFRE CHILE SEGUROS • EUROAMÉRICA ASESORÍAS	75.5000 24.5000	71.0500 28.9500	228784	230,308	20,879	15,784	45,979	53,034	(2,371)	(7,596)	(A)	(A)
MAPFRE CHILE VIDA, S.A.	Isidoro Goyenechea 3520 p 16 Las Condes Santiago de Chile (Chile)	17,00%	Holding	• MAPFRE AMÉRICA VIDA • MAPFRE AMÉRICA	– 100.0000	100.0000 –	2773	3,518	2,892	3,518	–	–	–	–	(A)	(A)
MAPFRE COMPAÑÍA DE SEGUROS DE VIDA DE CHILE	Isidoro Goyenechea 3520 p 16 Las Condes Santiago de Chile (Chile)	17,00%	Seguros	• MAPFRE CHILE VIDA	100.0000	100.0000	38589	48,109	2,773	3,507	3,145	8,656	(400)	(867)	(A)	(A)
COLOMBIA																
MAPFRE SEGUROS GENERALES DE COLOMBIA S.A.	Carrera, 14, nº 96-34 Santa Fé de Bogotá (Colombia)	34,00%	Seguros	• MAPFRE AMÉRICA • APOINT	94.2294 5.7623	94.2294 5.7623	114,438	324,791	18,893	61,737	175,748	1,915,461	(1,790)	(1,434)	(A)	(A)
CREDIMAPFRE	Carrera, 14, nº 96-34 Santa Fé de Bogotá (Colombia)	34,00%	Inmobiliaria financiera	• GESTIMAP • MAPFRE SEGUROS GENERALES DE COLOMBIA	5.0854 94.9144	5.0854 94.9144	7,209	44,128	4,212	12,392	2,329	4,948	255	1,146	(A)	(A)
GESTIMAP S.A.	Carrera, 14, nº 96-34 Santa Fé de Bogotá (Colombia)	34,00%	Información sobre repuestos de vehículos	• MAPFRE SEGUROS GENERALES DE COLOMBIA • CREDIMAPFRE	92.5888 7.4107	92.5888 7.4107	–	658	–	658	–	1	–	(16)	(A)	(A)
AUTOMOTORES CAPITAL LTDA	Carrera, 14, nº 96-34 Santa Fé de Bogotá (Colombia)	38,50%	Reparación, compra y venta de vehículos	• CREDIMAPFRE	100.0000	100.0000	–	–	–	–	–	–	–	–	(A)	(A)
MAPFRE COLOMBIA VIDA S.A.	Carrera, 14, nº 96-34 Santa Fé de Bogotá (Colombia)	38,50%	Seguros	• MAPFRE AMÉRICA VIDA • APOINT • MAPFRE AMÉRICA • MAPFRE SEGUROS GENERALES DE COLOMBIA	– 5.7146 94.2853 0.0001	94.2852 5.7146 0.0001 0.0001	126,648	289,468	11,479	29,273	126,648	214,647	2,057	5,446	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social %		Datos cierre ejercicio: Activos		Patrimonio neto		Ingresos		Resultado del ejercicio		Método o procedimiento	
					2008	2007	2008	2,007	2,008	2,007	2,008	2,007	2,008	2,007	2008	2007
ECUADOR																
MAPFRE ATLAS COMPAÑÍA DE SEGUROS, S.A.	Kennedy n Norte, Justino Cornejo y Avda. Luis Orrantia, Edificio Torres Atlas Guayaquil (Ecuador)	25.00%	Seguros	• MAPFRE AMÉRICA	58.2000	--	14,811	--	5,217	--	20,006	--	986	--	(A) (G)	--
MÉXICO																
MAPFRE TEPEYAC S.A.	Av. Magnocentro 5 Col.C.San Fernando Huixquilucan (México)	28.00%	Seguros	• MAPFRE AMÉRICA • GRUPO CORPORATIVO LML	55.6602 44.3398	55.6602 44.3398	579,006	514,668	118,642	125,867	244,447	265,136	11,958	9,034	(A)	(A)
GRUPO CORPORATIVO LML S.A. DE C.V.	Av. Magnocentro 5 Col. C. San Fernando Hixquilucan (México)	28.00%	Holding	• MAPFRE AMÉRICA	100.0000	100.0000	27,248	32,605	27,248	32,605	8	13	(2)	(24)	(A)	(A)
UNIDAD MÓVIL DE DIAGNÓSTICO S.A.	Av. Magnocentro 5 Col. C. San Fernando Hixquilucan (México)	28.00%	Servicios médicos	• MAPFRE TEPEYAC	99.9982	99.9982	690	506	265	82	4,153	4,601	80	(72)	(A)	(A)
ASSET DEFENSA LEGAL MEXICANA S.A. DE C.V.	Prado Sur, 230 Col. Lomas Chapultepec México D.F. (México)	28.00%	Asesoría jurídica	• MAPFRE TEPEYAC	78.8145	78.8145	415	459	303	324	2,270	2,658	(9)	22	(A)	(A)
TEPEYAC INC.	109 Este San Ysidro Blvd #65 San Isidro (California) E.E.U.U.	28.00%	Seguros de autos turistas	• MAPFRE TEPEYAC	100.0000	100.0000	12	--	(110)	-	85	--	2	--	(A)	(A)
TEPEYAC ASESORES	Av. Magnocentro 5 Col. C. San Fernando Hixquilucan (México)	30.00%	Administración fondos	• MAPFRE AMÉRICA • MAPFRE TEPEYAC	51.0000 16.0000	51.0000 16.0000	360	434	259	320	2	12	11	2	(A)	(A)
PARAGUAY																
MAPFRE PARAGUAY COMPAÑÍA DE SEGUROS S.A.	Av.Mariscal López, 910 Asunción (Paraguay)	30.00%	Seguros	• MAPFRE AMÉRICA	89.2900	81.1200	188,649	85,315	59,667	26,393	123,503	51,189	8,812	3,806	(A)	(A)
REAL PARAGUAYA DE SEGUROS S.A. (absorbida en 2008 por MAPFRE PARAGUAY)	Estrella esq. Alberdi, Asunción (Paraguay)	--	Seguros	• MAPFRE AMÉRICA	--	99.8800	-	--	--	-	--	--	-	--	(H)	(A) (F)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
PERU																
MAPFRE PERÚ COMPAÑÍA DE SEGUROS Y REASEGUROS	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Perú)	30.00%	Seguros y reaseguros	• MAPFRE AMÉRICA	98.9803	99.3849	76,945	30,618	18,700	7,366	72,048	35,601	2,029	(2,393)	(A)	(A)
LATINA SEGUROS Y REASEGUROS, S.A. (absorbida en 2008 por MAPFRE PERÚ)	Avda. Armendáriz 339 Miraflores. Lima (Perú)	30.00%	Seguros y reaseguros	• MAPFRE AMÉRICA	-	98.5500	-	35,299	-	6,320	-	-	-	-	(H)	(A) (F)
MAPFRE PERÚ ENTIDAD PRESTADORA DE SALUD	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Perú)	30.00%	Atención médica	• MAPFRE AMÉRICA	98.5900	98.5900	1,100	760	599	740	1,689	22	(105)	(167)	(A)	(A) (F)
MAPFRE PERÚ VIDA, COMPAÑÍA DE SEGUROS, S.A.	Avda. 28 de Julio, Miraflores-Lima (Perú)	30.00%	Seguros	• INVERSIONES PERUANAS	67.2725	67.2725	109,565	94,457	11,454	11,216	33,739	28,398	1,609	3,124	(A)	(A)
CORPORACIÓN FINISTERRE, S.A.	Avda. 28 de Julio, Miraflores-Lima (Perú)	30.00%	Servicios funerarios	• MAPFRE PERÚ VIDA.	100.0000	100.0000	2,361	2,152	2,220	1,762	3,786	3,872	1	(33)	(A)	(A)
PUERTO RICO																
MAPFRE PRAICO CORPORATION	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	20.00%	Seguros	• MAPFRE AMÉRICA	100.0000	100.0000	555,601	488,842	187,779	181,589	158	55	(1,012)	(1,036)	(A)	(A)
MAPFRE PRAICO INSURANCE COMPANY	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	39.00%	Seguros	• MAPFRE PRAICO CORPORATION	100.0000	100.0000	400,125	354,611	158,049	132,882	175,378	134,774	11,935	11,819	(A)	(A)
MAPFRE PREFERRED RISK INSURANCE COMPANY	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	39.00%	Seguros	• MAPFRE PRAICO INSURANCE	100.0000	100.0000	82,910	81,325	25,930	27,561	28,978	10,840	4,030	3,749	(A)	(A)
MAPFRE PAN AMERICAN INSURANCE COMPANY	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	39.00%	Seguros	• MAPFRE PRAICO CORPORATION	100.0000	100.0000	19,062	19,663	11,099	13,201	4,033	2,223	1,083	1,128	(A)	(A)
MAPFRE INSURANCE AGENCY OF PUERTO RICO, INC. (en 2007 PUERTO RICAN INSURANCE AGENCY INC.)	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	20.00%	Mediación de seguros	• MAPFRE PRAICO CORPORATION	100.0000	100.0000	703	808	(236)	231	7	1,427	8	66	(A)	(A)

Datos en miles de euros

MAPFRE, S.A.

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	Participación: En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
PUERTO RICO (Continuación)																
MAPFRE FINANCE OF PUERTO RICO CORP (en 2007 PAN AMERICAN FINANCE CORPORATION)	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	20.00%	Financiera	• MAPFRE PRAICO CORPORATION	100.0000	100.0000	3,381	664	1,740	43	1	46	87	23	(A)	(A)
MAPFRE LIFE INSURANCE COMPANY	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	25.00%	Seguros	• MAPFRE PRAICO CORPORATION	65.4100	65.4100	62,074	30,256	10,429	9,291	124,597	52,712	(5,202)	(1,147)	(A)	(A)
				• MAPFRE AMÉRICA VIDA	34.5900	34.5900										
BALDRICH & ASSOCIATES INC.	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	20.00%	Mediación de Seguros	• MAPFRE PRAICO CORPORATION	100.0000	100.0000	2,658	4,271	(3)	(8)	-	5,340	113	176	(A)	(A)
AUTO GUARD INC.	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	20.00%	Contratos de Garantía Extendida	• MAPFRE PRAICO CORPORATION	100.0000	100.0000	10567	8,676	182	(152)	2,691	2,157	250	367	(A)	(A)
CLUB MAPFRE DEL AUTOMOVIL, INC. (en 2007 PROFIT SOLUTIONS INC.	Urb. Tres Monjitas Industrial 297 Avda. Carlos Chardón Hato RE.Y. - San Juan (Puerto Rico)	20.00%	Protección contra robos	• MAPFRE PRAICO CORPORATION	100.0000	100.0000	557	304	198	314	722	703	(36)	100	(A)	(A)
REPUBLICA DOMINICANA																
MAPFRE DOMINICANA S.A.	Avd. Pedro H. Ureña, 150 esq. A. Lincoln. La Esperilla Santo Domingo (República Dominicana)	–	Sociedad de valores	• MAPFRE AMÉRICA	99.9991	81.7300	13,552	13,382	13,548	13,375	312	46	303	44	(A)	(A)
MAPFRE BHD COMPAÑÍA DE SEGUROS, S.A.	Avda. Abraham Lincoln, 952 (República Dominicana)	–	Seguros	• MAPFRE DOMINICANA	50.0000	50.0000	67,730	59,200	15,021	8,562	139,734	117,044	3,117	1,587	(A)	(A) (F)
URUGUAY																
MAPFRE URUGUAY S.A.	Bulevar Artigas, 459 Montevideo (Uruguay)	25%	Seguros	• MAPFRE AMÉRICA	100.0000	100.0000	12,562	10,990	3,528	3,217	10,751	7,943	1,218	131	(A)	(A)
APOINT S.A.	Col. 993 Piso 3 Montevideo (Uruguay)	–	Financiera	• MAPFRE AMÉRICA	100.0000	100.0000	3,946	3,750	3,321	3,068	447	786	(21)	(33)	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación En capital social %		Datos cierre ejercicio Activos		Patrimonio neto		Ingresos		Resultado del ejercicio		Método o procedimiento	
					2008	2007	2008	2,007	2,008	2,007	2,008	2,007	2,008	2,007	2008	2007
URUGUAY (Continuación)																
REAL URUGUAYA DE SEGUROS	Avda. 18 de Julio, 988 Montevideo (Uruguay)	25%	Seguros	• MAPFRE AMÉRICA	100.0000	100.0000	20,933	18,298	(364)	2,222	10,072	–	(2,748)	-	(A)	(A) (F)
VENEZUELA																
MAPFRE LA SEGURIDAD S.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	–	Seguros y reaseguros	• MAPFRE AMÉRICA	99.5159	99.5159	274,935	226,548	150,531	53,522	853,082	591,904	11,123	35,927	(A)	(A)
CEFOPROSEG C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	–	Educación	• MAPFRE LA SEGURIDAD	100.0000	100.0000	4	4	3	2	116	84	(1)	1	(A)	(A)
INVERSORA SEGURIDAD C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	–	Financiamiento de pólizas	• MAPFRE LA SEGURIDAD	100.0000	100.0000	128,932	46,958	124,092	42,682	24,532	10,492	9,612	8,753	(A)	(A)
CLUB MAPFRE S.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	–	Prestación de servicios	• MAPFRE LA SEGURIDAD	100.0000	100.0000	380	381	352	167	26	1	26	1	(A)	(A)
INMOBILIARIA 96 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	–	Inmobiliaria	• MAPFRE LA SEGURIDAD	100.0000	100.0000	3	3	6	6	–	–	–	-	(A)	(A)
AUTOMOTRIZ MULTISERVICAR, C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	–	Taller vehículos	• MAPFRE LA SEGURIDAD	99.7000	99.7000	1,618	7	3	3	–	-	-	-	(A)	(A)
ESTACIONAMENTOS EL CHORRO	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	–	Administración de inmuebles	• MAPFRE LA SEGURIDAD	100.0000	100.0000	4	4	4	4	–	-	-	-	(A)	(A)
EL SALVADOR																
MAPFRE LA CENTRO AMERICANA S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	25.00%	Seguros	• MAPFRE AMÉRICA	72.8853	72.8687	43,392	42,292	10,114	11,366	18,527	17,093	1,463	1,598	(A)	(A)
INMOBILIARIA AMERICANA S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	25.00%	Inmobiliaria	• MAPFRE AMÉRICA	78.8559	78.7450	5,977	5,807	4,995	4,642	468	496	74	48	(A)	(A)

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación: En capital social % 2008	En capital social % 2007	Datos cierre ejercicio: Activos 2008	Activos 2,007	Patrimonio neto 2,008	Patrimonio neto 2,007	Ingresos 2,008	Ingresos 2,007	Resultado del ejercicio 2,008	Resultado del ejercicio 2,007	Método o procedimiento 2008	Método o procedimiento 2007
ESPAÑA																
MAPFRE SOFT S.A.	Ctra Pozuelo 52 (Majadahonda) España	32.50% (1)	Informática	• MAPFRE AMÉRICA • MAPFRE AUTOMÓVILES • MAPFRE FAMILIAR	99.9991 – 0.0009	99.9991 0.0009 –	5,384	2,635	2,437	2,111	5,801	3,675	330	(491)	(A)	(A)
MAPFRE AMÉRICA VIDA S.A. (absorbida en 2008 por MAPFRE AMÉRICA)	Avda General Perón,40 (Madrid) España	35.00%	Holding	• MAPFRE,S.A.	–	87.5707	–	168,715	–	167,604	–	8,348	–	17,418	(H)	(A)
INVERSIONES PERUANAS	Avda.General Perón,40 (Madrid) España	32.50%	Holding	• MAPFRE AMÉRICA VIDA • MAPFRE AMÉRICA	– 100.0000	87.0387 12.9613	11,658	12,779	11,666	12,779	1,300	2,465	774	2,156	(A)	(A)

MÉTODO O PROCEDIMIENTO DE CONSOLIDACIÓN

(A) Sociedades dependientes consolidadas por integración global
(B) Sociedades dependientes excluidas de la consolidación
(C) Sociedades asociadas y participadas puestas en equivalencia
(D) Sociedades asociadas y participadas excluidas de la consolidación
(E) Negocios conjuntos consolidados por integración proporcional
(F) Sociedades que se incorporan en el ejercicio 2007 al perímetro de la consolidación
(G) Sociedades que se incorporan en el ejercicio 2008 al perímetro de la consolidación
(H) Sociedades que salen en el ejercicio 2008 del perímetro de la consolidación

GRUPO FISCAL

(1) Sociedad que forma parte del Grupo Fiscal número 9/85
(2) Sociedad que forma parte en el ejercicio 2007 del Grupo Fiscal número 95/02, integrada en 2008 en el Grupo Fiscal número 9/85

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	Participación		Datos cierre ejercicio									
					En capital social %		Activos		Patrimonio neto		Ingresos		Resultado del ejercicio		Método o procedimiento	
					2008	2007	2008	2,007	2,008	2,007	2,008	2,007	2,008	2,007	2008	2007

Datos en miles de euros

CUADRO DE SOCIEDADES DEPENDIENTES, ASOCIADAS Y NEGOCIOS CONJUNTOS (ANEXO 1)

					Participación		Datos cierre ejercicio									
Denominación	Domicilio	Tasa fiscal efectiva	Actividad	Titular	En capital social %		Activos		Patrimonio neto		Ingresos		Resultado del ejercicio		Método o procedimiento	
					2008	2007	2008	2,007	2,008	2,007	2,008	2,007	2,008	2,007	2008	2007

END

Datos en miles de euros